Royal Bank of Canada
Annual Report 2023


RBC

Our Purpose

Helping clients thrive and communities prosper

Guided by **our Vision** to be among the world's most trusted and successful financial institutions, and driven by our Purpose, we aim to be:



In Canada:
the undisputed leader in financial services



In the United States:
the preferred partner to corporate, institutional and high net worth clients and their businesses



In select global financial centres:
a leading financial services partner valued for our expertise

We are guided by **our Values**:

- Client First
- Collaboration
- Accountability
- Diversity & Inclusion
- Integrity

For more information on how we are leading with Purpose in creating differentiated value for our clients, communities, employees and shareholders, please visit RBC Stories.

Connect with us

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youtube.com/user/RBC
linkedin.com/company/rbc
tiktok.com/@rbc

Table of contents



Who we are

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada's biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17+ million clients in Canada, the U.S. and 27 other countries.


RBC









17+ million
clients

94,000+
employees

29
countries

Why invest?

- Diversified business model with scale and market-leading franchises that provide a full suite of products, advice and services for clients
- Market-leading presence in Canada and an established multi-platform U.S. strategy with a long runway for premium growth
- Differentiated technology and innovation investments that go beyond banking
- Premium ROE and disciplined expense management
- Strong balance sheet and prudent risk management
- Leading Canadian core deposit franchise that serves as a stable source of funding
- Well-positioned for the evolving macro environment
- Stability and guidance of senior leadership and Board



A message from

Dave McKay

President and CEO



Dear fellow shareholders,

We are living through a period of historic transition.

Higher interest rates and the rising cost of living is hurting affordability for people and families, contributing to greater inequalities in our communities and putting fiscal spending pressures on governments. A never-ending cycle of technology disruption is having a dramatic effect on the world of work and business models everywhere. Ongoing conflicts across the globe and an increasingly volatile geopolitical landscape are dividing our society and eroding trust.

At the same time, our world is not moving fast enough to prepare humanity for the existential threat of climate change and its impact on every aspect of our lives.

In times like these, we need to remember that historic transitions can lead to extraordinary opportunities for meaningful and positive change for people and communities everywhere.

I write this letter as the steward of a bank that has stood the test of time through periods of great change for over 150 years. Today, as our society navigates this changing world, RBC's role as a stabilizing force for our 17+ million clients and the thousands of communities they call home matters more than ever.

As a diverse collection of 94,000+ people in nearly 30 countries, RBC colleagues are guided and united by our Purpose, and we share an important responsibility to help enable short-term prosperity and long-term progress for those we serve. To do that, we will continue to build our bank in a way that lives up to our foundational role of keeping our economy moving and balancing the needs of our four key stakeholders — clients, employees, communities and shareholders — through all credit and economic cycles.

In these challenging times, Team RBC remains steadfast in our commitment to being a trusted advisor, helping clients navigate risks and opportunities and make the best decisions possible. Our incredible team will also continue to bring that same dedication to building and growing sustainable and inclusive communities.

I am grateful to work alongside our employees around the globe. Together, we believe in the world-shaping power of ideas. This report showcases the deep commitment our people have to making our bank an anchor of stability and a beacon of hope for the people, places and projects we proudly support.

The story of 2023

As always, our year was defined by our focus on doing the right thing by our clients and putting them first. This is a principle that is core to our culture and something that we strive for each and every day. It means listening to the clients who put their trust in us, building products and services to meet their needs and creating meaningful value for today and tomorrow.

RBC's ambition is to be among the world's most trusted and successful financial institutions. We ended the fiscal year as a top 15 bank globally by market capitalization, including top five in North America, and the highest valued bank on a Price-to-Book Ratio among global banks.(1) We were also honoured to once again be named the most valuable brand in Canada, and the fourth most valuable financial services brand in the world.(2)

In 2023, we generated earnings of nearly $15 billion and a Return on Equity of 14.2 per cent, while ending the year with a strong CET1 ratio of 14.5 per cent — the highest in history. We also returned nearly $7.4 billion in dividends, benefitting common shareholders including pensioners and retail investors across Canada, and outperformed our global peer average in 5-year Total Shareholder Return.

Our financial performance backstops our Aa1 credit rating — among the highest of banks in the world — and is a testament to our diversified business model, scale, strong balance sheet and prudent risk management.

We are well-positioned as we enter 2024, and I'm confident that RBC can be a pillar of strength and stability for those we serve through challenging times.

(1) Banks with over $850+ billion in loans
(2) Kantar BrandZ

> "Today, as our society navigates this changing world, RBC's role as a stabilizing force for our 17+ million clients and the thousands of communities they call home matters more than ever."



The geography of a premium global bank

Our Canadian franchises continue to be the bedrock of our long-term, premium growth story and our position as a global competitor.



We have the number one or two market share in all key product categories across Canadian Banking — supported by the largest retail network — and we're proud of the deep and trusted client relationships that have helped us get there.

We also continue to invest in digital experiences and advice that clients truly value, earning industry recognition for it, such as ranking highest in customer satisfaction for retail banking advice by J.D. Power.

Our Canadian Banking business had a strong year for client acquisition as we welcomed approximately 650,000 net new clients, up more than 60 per cent year-over-year. In our Canadian Wealth Management business, we hired 40 per cent more investment advisors than in 2022, resulting in a record year for recruited assets and an enhanced experience for our clients.

This year, we strengthened our commitment to our home market with the once-in-a-generation deal to acquire HSBC Canada. This is our largest proposed acquisition ever, and it gives us a chance to take our combined client experience to the next level by adding a complementary business in the market we know best. I'm incredibly excited about how this acquisition will further position RBC as the bank of choice for newcomers to Canada and internationally-connected Canadian clients.

This transaction will also be beneficial for Canadians and our country's economic success. Upon regulatory approval, more of Canada's financial sector will be in Canadian hands, more dividends and capital will go to our clients and shareholders in Canada, and as we are one of the largest taxpayers in Canada, more revenues will stay in our home country. As RBC donates a minimum of one per cent of our pre-tax profits each year in Canada, more money will go to the communities where we live and work.

In our second home market — the U.S. — we delivered solid organic growth as our reputation for strength, stability and trust continues to build with our corporate, institutional and high net worth clients.

I'm proud of how we're executing on our differentiated strategy, which is underpinned by a set of strong client franchises built up over several decades. We have a top-10 investment banking business in the U.S. alongside the 6th largest wealth manager by assets under administration in the country.[3] At City National Bank, our client-focused commercial franchise continues to be a market leader in entertainment banking, and we're looking to keep reinventing our core client and operational platform to ensure long-term, sustainable success.

Looking ahead, we have a plan to integrate our U.S. businesses more deeply and effectively, while also broadening and enhancing our product capabilities to deliver a holistic experience for clients. Some of the ways we'll drive greater impact in the U.S. include the expansion of our wealth banking platform and a new corporate cash management offering in Capital Markets.

Finally, in the U.K. and Europe, we aspire for market presence and scale, as well as greater value creation for our clients, and this ambition has grown with the addition of RBC Brewin Dolphin. Following that successful acquisition, we're a top five wealth manager by assets under administration in the U.K., Ireland and Channel Islands, and are focused on continuing to leverage our global capabilities to deliver leading advice and grow our standing in this important region.

The next chapter of our growth story

Looking ahead, we're setting our sights on unlocking our next phase of growth.

With client and investor expectations changing rapidly, it's clear to me that the banks that succeed in the future will be the ones that take advantage of scale to deliver the best value as efficiently as possible.

This is exactly the approach we're taking as we reposition the bank for the future — controlling what we can control, making tough choices, and sharpening our focus to ensure our people and investments are aligned with our highest priorities across the bank.

One of those priorities is to double down on our core deposit franchise — both on the consumer side and the business side. We've spent years building this advantage and will continue to prioritize this foundational element of banking so that we're well positioned to drive long-term growth better than our peers.

But in a rapidly changing world, our size and scale must be underpinned by our ability to deliver differentiated client experiences. This is why we're continually on the lookout for the next great opportunity to deliver new insights and innovations that will make banking smarter, simpler and better for our clients.



We want to go beyond what people expect from a bank and offer the best and most personalized client experiences possible.

We've been doing that by bringing extra value to clients through partnerships with leading brands like Petro-Canada‡, Rexall‡, WestJet‡ and METRO Inc., and by expanding our Avion Rewards™ loyalty program to all Canadians, no matter where they bank. We were particularly proud to offer Avion® members an exclusive allocation of tickets to the iconic and record-smashing Taylor Swift | The Eras Tour for its 2024 stops in Canada.

As we continue to redefine what a bank can do, we're focused on investing in technologies that can deliver data-backed insights and advice to help clients build confidence and make better decisions, including through our NOMI® suite of capabilities and our AI-based Aiden® trading platform.

(3) U.S. wealth advisory firms quarterly earnings releases (10-Q)

RBC has invested heavily in AI for many years and, together with Borealis AI, we're one of the leading voices on this transformative technology across Canada and were ranked in the top three for AI maturity across the global banking sector.[4]

With the emergence of generative AI capabilities, we're exploring how to safely and securely tap into the full potential of this technology to develop the best products and services for our clients. We believe that combining ideas and human creativity with real-time information and data sets will open up endless possibilities for our bank, our economy and our society.

Powering ideas for people and planet

As a trusted partner to clients and communities around the world, RBC and our people are in a unique position to help put ideas into action and make progress possible toward a more inclusive, sustainable and prosperous future.

In 2023, we invested $172+ million globally through cash donations and community investments because we know our bank is only as strong as the collective wellbeing of the communities where we live and work.

> "Amidst the unique mix of societal challenges we're seeing across the world today, we need to sharpen our focus on where we can make the most positive difference."

That's why this year we established the RBC Purpose Framework — *Powering Ideas for People and Planet*, an initiative that is designed to add structure to our ESG approach around three clear societal ambitions: accelerating the transition to a greener economy, equipping people with the skills they need for a thriving future and driving more equitable prosperity in our communities.

Since my earliest days as CEO, I have been focused on all three of these areas, but one in particular — the challenge and opportunity of Canada's climate transition — has dominated much of my thinking.

It's an unquestionable fact that our world is at an urgent moment in addressing climate change. We all see the catastrophic impact of environmental crises, especially this year, which was one of the worst on record for extreme weather events that caused devastation and disruption to people and businesses across the world.

Our continued success as a bank depends on our clients succeeding commercially over the long term, including through the transition to a low-carbon economy. The best way RBC can help is by supporting clients in their decarbonization efforts and helping them reach their ambitions.

Over the past year, we've made progress in a number of areas — from advising on large renewable energy projects to supporting clean tech innovators taking solutions to the market. We've also continued to execute on our 2030 financed interim emissions reduction targets for the highest emitting sectors in our loan portfolio: oil and gas, power generation and automotive.

(4) Evident AI Index, November 2023
(5) The Client Engagement Approach on Climate is available at rbc.com/climate


RBC

Moving forward, we'll accelerate our climate strategy by more clearly and actively sharing what we're doing to help get our clients and communities to net-zero faster. This includes a market-leading framework that formalizes how we assess our clients' transition plans called the Client Engagement Approach on Climate.[5] Starting with our energy sector clients, this approach will guide how we'll provide financing and advice to support those clients that are implementing transition plans.

We believe that progress on the collective journey to net-zero requires the collaboration of many stakeholders across Canada, and we're committed to continued dialogue with clients, investors, Indigenous leaders, researchers, students and many other engaged groups.

This is happening alongside our work to convene decision-making leaders in Canada across industry, government and NGOs through the RBC Climate Action Institute. We're already making progress working with clients and leaders in the agriculture and buildings sectors, and we'll continue to engage with these stakeholders to help them apply climate-smart solutions across the country.

I am proud of the progress we've made to date, and you have my commitment that we'll continue our efforts to achieve our goals.

Thank you

As we enter 2024, I'm more confident and excited than ever about the future of RBC and our important role of helping clients thrive and communities prosper.

As a pillar of strength in our society and the economies in which we operate, we know this is our moment to help bring greater leadership, stability and confidence to those we proudly serve.

On behalf of everyone on Team RBC, I want to express my heartfelt thanks to you for continuing to place your trust and support in us.

I look forward to continuing to share our progress in the year ahead.

Dave McKay
President and CEO

A message from

Jacynthe Côté

Chair of the Board



RBC has an extraordinary capacity to do good.

Helping its clients thrive and communities prosper is why RBC exists, and how it excels. Millions of people benefit as a result. The bank's motivation to create meaningful value for those it serves supports its efforts to maintain and extend its leading market position in areas of strategic importance.



RBC's solid financial results in 2023 reflect its purpose-driven performance. It enters the new fiscal year as one of the highest valued banks globally.

The Board participates in strategic planning, receives regular updates from management on business plans and helps ensure the bank operates within the parameters of its risk appetite, which helps deliver above-average, low-volatility growth through economic cycles.

An important focus is talent management, given the enduring advantage of enabling RBC's 94,000+ employees to perform at their highest level. The Board helps develop the next generation of executives by overseeing succession planning and advising on career pathways that hone essential skills. We also closely monitor the bank's ongoing efforts to enhance executive representation of women, Black, Indigenous and People of Colour. RBC has increased the representation[1] of women in executive roles from 38 per cent in 2015 to 43 per cent in 2023, and Black, Indigenous and People of Colour executives from 16 per cent to 24 per cent over the same period. We continue to drive toward our ambitious but attainable goals for new executive appointments for women and Black, Indigenous and People of Colour, which we have set at 50 per cent and 30 per cent, respectively.[2]

The Board looks to 2024 with confidence. Notably, pending regulatory approval, the addition of HSBC Canada clients and colleagues will help enhance the bank's value proposition, including commercial clients with international needs and newcomers to Canada. The proposed acquisition has been a priority focus during each regular Board meeting in 2023 and will continue to be for the foreseeable future.

Still, as Dave notes in his letter, the world is both complex and dynamic. The Board plays an important oversight role in supporting the bank's operational and financial resilience. To better protect the bank's clients, for instance, its businesses and functions maintained their focus on identifying the most critical services and where the most severe harm could occur in a prolonged disruption. Additionally, the bank continued to advance its risk management operating model, approach and capabilities to withstand stress and unexpected events. Ongoing efforts to build resilience help sustain the public's trust in RBC.



The Board recognizes RBC operates in a wide universe of stakeholders, many of whom the bank shares common interests with, such as a healthy and sustainable environment.

Indeed, the bank is committing to support the transition to a net-zero economy, which includes working closely with clients to help them achieve their emissions reduction objectives for the transition, an area of focus where the Board believes RBC can make an impactful contribution in advancing its own climate strategy. More broadly, in 2023, Directors were presented with the RBC Purpose Framework — *Powering Ideas for People and Planet*. Its aim is to create clarity and structure around three societal ambitions where RBC can have a meaningful impact. Building on existing environmental, social and governance priorities, RBC wants to help accelerate the transition to a greener economy, equip people with skills for a thriving future and drive more equitable prosperity in its communities.

For more than eight years, I have benefitted from the exceptional talent of my Board colleagues, and their unwavering commitment to do the right things, in the right

(1) Represents data for our businesses in Canada governed by the Employment Equity Act. Based on self-identification
(2) Refer to page 15 of the 2023 Annual Report for additional information


“For more than eight years, I have benefitted from the exceptional talent of my Board colleagues, and their unwavering commitment to do the right things, in the right way.”
RBC

way. The 2023 appointment of Barry Perry as Director complements our skill set. I would like to express my gratitude to David Denison, who served our Board with great distinction. I am also indebted to Kathleen Taylor, who I succeeded as Chair. Her leadership has helped create a more diverse and dynamic Board. RBC is better for it.

As always, RBC’s continued success will remain linked to serving our clients, understanding the expectations of our stakeholders and contributing to the conditions that enable all of us to thrive and prosper. Under Dave McKay and his leadership team, I am confident the bank’s presence will be purposeful and success sustainable for years to come.

Jacynthe Côté
Chair of the Board

2023 highlights across our balanced scorecard

Clients

At RBC, we are relentlessly focused on delivering exceptional client experiences through our differentiated advice, products and services. Our investments in technology and talent underpin how we create long-term value for clients and help them realize their goals.

Customer Service Award Winner among the big 5 retail banks – Recognized in all 11 categories of the 2023 Ipsos Financial Service Excellence Awards for the 3rd consecutive year

Best Retail Banking Advice in the J.D. Power 2023 Canada Retail Banking Advice Satisfaction Study. Clients rated RBC #1 across all study factors evaluated, including quality, clarity, relevancy, frequency and concern for needs

Market-leading client franchises

- **#1 or #2 market share** in all key product categories across Canadian Banking
- **9th largest global investment bank**[(1)], **#1 in Canada**, **#1 Canadian investment bank in the U.S.**[(2)]
- **#1 in market share for High Net Worth/Ultra High Net Worth** in Canada
- **Largest retail mutual fund company** in Canada based on assets under management (AUM)[(3)]
- One of the largest Canadian bank-owned insurance organizations[(4)]
- **6th largest full-service wealth advisory firm in the U.S.** and top 5 largest wealth management firm in the U.K. as measured by assets under administration (AUA)[(3)]

RBC Global Asset Management® named **TopGun Investment Team of the Year** for the 8th time[(5)]

One of the **top 3 Greenwich Quality Leaders** in Canadian Institutional Investment Management Service, for the 9th consecutive year[(6)]

Recognized as the **most valuable Canadian brand** for the 5th consecutive year, with YoY gains in Purpose, Trust, Inclusion and Sustainability measures[(7)]

RBC Capital Markets® recognized as the **Best Investment Bank in Canada**[(8)]

Best Private Bank in Canada[(9)] and **Outstanding Global Private Bank**[(10)] in North America for 8th consecutive year

RBC Dominion Securities® ranked **highest among Canadian bank-owned investment brokerage firms** for the 17th consecutive year[(11)]

Leveraged our industry-leading Canadian mobile app to deliver value-added client insights. 3.9 million clients have activated personalized plans through MyAdvisor®

Launched Canada's new **First Home Savings Account (FHSA)** in April 2023 to help Canadians save tax free for their first home, making it available through multiple channels, including RBC Direct Investing®, RBC InvestEase® and RBC in-branch advisors



RBCx™ supports 3,500+ tech and innovation clients and in-house ventures like Mydoh® (used by 140,000+ Canadians), Ownr® (trusted by 130,000+ Canadian businesses), Houseful™ (formerly OJO®, supporting millions of Canadians in their home ownership journey) and Dr. Bill® (serving 14,000 physicians since 2020)

Best Treasury and Cash Management Bank in Canada, **Best Trade Finance Provider** in Canada and **Best Bank in North America and Canada for small and medium-sized businesses**[12]

RBC is the Official Financial Services Partner and an Official Ticket Access Partner of **Taylor Swift | The Eras Tour** when it comes to Canada in 2024. Through Avion Rewards™, members had the opportunity to access an exclusive allocation of tickets. Avion Rewards expanded access to all eligible Canadians regardless of where they bank with its newest membership tier, **Avion Rewards™ Select**

NOMI® Forecast, which provides clients with a seven-day view into their future cashflow, was recognized for Best Use of AI for Customer Experience. 960,000+ clients have used the feature since its launch in September 2021[13]

Launched **My Money Matters™**, a financial wellbeing hub helping Canadians navigate their personal relationships with money

(1) Based on global investment banking fees (fiscal 2023), Dealogic
(2) Based on market share (fiscal 2023), Dealogic
(3) Refer to the Glossary for definition on page 130
(4) On a total revenue basis
(5) Brendan Wood International, since 2013
(6) Coalition Greenwich
(7) Kantar BrandZ Most Valuable Global Brands
(8) Euromoney Awards for Excellence 2023
(9) Global Finance – Best Private Bank Awards 2023
(10) Private Banker International Global Wealth Awards
(11) Investment Executive Brokerage Report Card 2023
(12) Global Finance Magazine 2023
(13) The Digital Banker Digital CX Awards 2023

2023 highlights across our balanced scorecard

Employees

Our strength and success is rooted in the 94,000+ employees worldwide who live our Purpose and Values. RBC is committed to an inclusive workplace culture that engages, supports and empowers our employees to help clients thrive and communities prosper.

Among **Canada's Top 100 Employers** and **Best Workplaces** in 2023[(1)(2)]

One of Canada's Best Diversity Employers[(2)] and a **Diversity Champion Talent Award** recipient[(3)]

Ongoing learning is a cornerstone of how we support our colleagues' professional development and career aspirations. Our global workforce collectively invested **3 million hours** in building their technical and business skills[(4)]

Approximately $19+ billion in competitive compensation and benefits, including increased employee matching to our defined-contribution pension plan

Recognized as one of **Canada's Top Employers for Young People**[(1)]



2023 Employee Engagement Survey found employees are highly engaged and feel proud to be part of RBC[(11)]



93%
feel they contribute to RBC's success



88%
are proud to be part of RBC



87%
are willing to go above and beyond



Continued our focus on Diversity & Inclusion

Black, Indigenous and People of Colour (BIPOC) represented:

- 61% of hires[5]
- 45% of promotions[6]
- 25% of new executive appointments[7] , relative to our goal of 30%

Women represented:

- 49% of hires[5]
- 54% of promotions[6]
- 43% of new executive appointments[7] , relative to our goal of 50%

Global employee base comprised of **18% young people**[8]

Welcomed 1,900+ summer students across the globe, 59% were BIPOC[9]

We continued to intentionally enhance programs for historically underrepresented groups[10] to drive more equitable opportunities for promotion and development.

(1) MediaCorp Canada Inc.
(2) Great Place to Work Institute
(3) Diversity Champion Talent Award for companies above 10,000 employees, LinkedIn
(4) Learning hours encompass the cumulative time devoted to various learning initiatives during fiscal 2023
(5) Hires includes new external hires and rehires globally excluding City National Bank and RBC Brewin Dolphin; based on self-identification; excludes summer interns, students and co-ops
(6) Promotions are defined as an upward change in Global Grade. Excludes summer interns, students, co-ops, City National Bank and RBC Brewin Dolphin. Values represent data from our global operations. Based on self-identification
(7) A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice President, Senior Vice President or Executive Vice President. Based on self-identification. Per RBC's Diversity & Inclusion Roadmap 2025, our goal is to achieve representation of 30% BIPOC executives and 50% women executives by 2025
(8) Headcount under 30 globally, including City National Bank, BlueBay Asset Management and RBC Brewin Dolphin employees
(9) Based on self-identification
(10) A group that is historically underrepresented may include those who self-identify as women; Black, Indigenous, and People of Colour (BIPOC); LGBTQ+ and/or persons with disabilities
(11) Employee Engagement Survey conducted between April 26-May 10, 2023; participation rate was 74%

2023 highlights across our balanced scorecard

Communities

Through our global partnerships, donations and employee initiatives, RBC is committed to powering ideas that drive positive impact in the communities where we live and work. Our long-standing commitments to youth, climate, championing inclusion and financial wellbeing are focused on building strong, resilient and more equitable communities.

RBC Future Launch

Since 2017, **RBC Future Launch**® has reached 6.9+ million Canadian youth and provided $393+ million in support through 900+ partner programs, helping young people gain access to networking and mentorship, support for mental wellbeing, upskilling and gaining practical work experience


RBC
Emerging
Artists

Through the **RBC Emerging Artists** program, our investments in arts organizations have exceeded $130 million, supporting 44,000+ artists since 2004


Employee
Giving
Campaign

Our **Employee Giving Campaign** raised $23.9 million, supporting nearly 12,000 charities in 71 countries around the world

$172+ million given globally through donations and community investments, including nearly $800,000 in humanitarian and relief support efforts in Türkiye, Syria, Morocco, Libya, and the Middle East, as well as climate disaster response efforts in Canada[(1)]


RBC
TRAINING
GROUND

RBC Training Ground hosted events for Indigenous athletes with Olympic potential in advance of the 2023 North American Indigenous Games. Indigenous athletes, coaches and team staff from Indigenous Nations across the country gathered in Kjipuktuk (Halifax, NS) to celebrate sport and culture




RBC
CHARITY
DAY FOR THE
KIDS

RBC Charity Day for the Kids donated US$5 million to 63 youth charities around the globe. Since launching in 2015, this initiative has raised US$30+ million for 135+ organizations

$5 billion in support of our communities as one of the largest taxpayers in Canada, and as a taxpayer in other countries where we operate(2)

One million employee volunteer hours tracked in myCommunity, RBC's global employee volunteer platform, since its introduction in 2016

In 2023, **RBC Race for the Kids™** raised $10.7+ million for 24 youth-focused charities in 26 cities around the world. Since it began in New York in 2009, the RBC Race for the Kids events series has hosted 400,000+ participants and raised $93.5+ million

Launched the **RBC Communities Together Fund**, enabling RBC employees to help address pressing needs in their region through team volunteer events. In 2023, the fund supported **880+ volunteer projects**, engaging **2,800+ employees** in 6 countries, mobilizing **$1.3+ million** in grants and tracking **13,000+ volunteer hours**

RBC's collaboration with McGill University has 275,000+ registrations for the **McGill Personal Financial Essentials** course since its launch in 2019. Available to all Canadians without cost, the program is a part of RBC's effort to support financial wellbeing, helping individuals build confidence, establish financial security and reach their goals


Medals

(1) Includes donations and community investments made by RBC or RBC Foundation®, employee volunteer grants and gifts in kind, as well as contributions to non-profits and non-registered charities. Figure includes sponsorships
(2) Refer to page 107 of the 2023 Annual Report for additional information

2023 highlights across our balanced scorecard

Planet

RBC is working together with our clients to move faster toward net-zero. We're doing this by actively engaging clients to understand their transition plans, providing financial tools and support for their emissions reduction efforts, and convening key stakeholders to advance ideas that contribute to Canada's climate progress.

RBC Climate Action Institute

Launched the **RBC Climate Action Institute** to bring together economists, policy analysts and business strategists to help research and advance ideas that can contribute to Canada's climate progress

---

Partnering with EllisDon and Mattamy Homes Limited, the RBC Climate Action Institute launched the Climate Smart Buildings Alliance to identify and address key sectoral challenges and barriers to decarbonization through targeted projects that advance industry best practices for net-zero emissions

---

The Canadian Alliance for Net-Zero Agri-food, led by RBC, Loblaw‡, Maple Leaf‡ Foods, McCain‡ foods, Nutrien‡ and Boston Consulting Group, launched two workstreams, the Carbon Farming Initiative and the National Biodigester Network Initiative, to contribute to a circular, net-zero agri-food system

Acted as co-lead placement agent for Svante Technologies Inc.'s capital raise of US$318 million in a Series E financing round to accelerate the manufacturing of their carbon capture technology

---

Launched the **RBC Electric Vehicle (EV) Cost Calculator** and established exclusive relationships with two EV manufacturers – VinFast‡ and Lucid Motors – to contribute to the expansion of the EV market across Canada

---

Supported electric truck manufacturer, Vicinity Motor Corp., with financing together with Export Development Canada (EDC) to help them to scale and support their goal to produce between 3,000 to 5,000 trucks per year by 2025


RBC
Tech for Nature™

RBC Tech for Nature™ supported 150 partners in clean tech, agriculture, energy and nature-based climate solutions through $21+ million in community investments, an increase of 72% in 2023. Since 2019, RBC has invested $60+ million of the $100 million commitment by 2025 to advance innovative climate solutions and initiatives that build resilience through nature

To learn more about RBC's climate commitments please visit **rbc.com/climate**

Ranked 1st among Canadian banks and **7th** globally in Sustainability-Linked loan volumes by bookrunner[(1)]

Committed **$48 million** in 2023 toward venture capital and growth equity funds to support climate innovation, bringing our total funding to $140+ million since 2022

Enhanced our solutions for agriculture with a market-tested, proof of concept for a digitally enabled climate advisory tool



Expanded our sustainable finance product suite for businesses, including leveraging EDC's Sustainable Financing Guarantee to increase our lending support aimed at emissions reduction activities and other sustainable finance

Launched the new **RBC Foundation Green Skills Scholarship**, focused on supporting students' green skills education in key sectors, including buildings and construction, agriculture and food production, transportation, waste management and recycling, or renewable energy

(1) Bloomberg as at October 31, 2023

2023 highlights across our balanced scorecard

Shareholders

RBC is driven by its vision, values and commitment to delivering long-term results.

Financial performance metrics

Medium-Term Objectives[1]	3-Year	5-Year
Diluted EPS growth of 7%+	10%	5%
ROE of 16%+	16.4%	16.0%
Strong capital ratio (CET1)	13.6%	13.1%
Dividend payout ratio of 40%–50%	45%	47%

Total shareholder return[2]

	3-Year	5-Year
RBC	10%	7%
Global peer average	14%	5%

Earnings

net income (C$ billion)



$15.8
$14.9
2022
2023

Annualized Dividend Increase of:

7%
Five year[4]

8%
Ten year[4]

Revenue by segment[3]

(C$ billion)



$17.5
Wealth Management
$22.1
P&CB
$5.7
Insurance
$11.1
Capital Markets

(1) A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop. Refer to the Glossary for definition on page 130
(2) Annualized TSR is calculated based on the TSX common share price appreciation plus reinvested dividend income. Source: Bloomberg, as at October 31, 2023. Please refer to page 26
(3) Excludes Corporate Support
(4) Compound Annual Growth Rate

14.2% return on common equity[5]

14.5% robust common equity tier 1 (CET1) ratio[6]

Prudent risk management with 21 basis points of provision for credit losses (PCL) on impaired loans

$5.34 dividends declared per share; dividend payout ratio of 51%[7]

$7.4 billion of profits returned to our shareholders through common share dividends

$10.50 diluted earnings per share (EPS)

Strong funding profile
Maintained long-term credit rating of Aa1 by Moody's‡[8]

102% ratio of loans to deposits in Canadian Banking

Approximately 650,000 net new clients added in 2023, further strengthening our core deposit franchise and underscoring our commitment to supporting the diverse banking needs of new Canadians through our advice and differentiated partnerships



(5) Refer to the Glossary for definition on page 131
(6) Refer to the Glossary for definition on page 130
(7) Refer to the Glossary for definition on page 130
(8) On November 6, 2023, Moody's‡ affirmed our long-term debt ratings and assessments, as well as affirmed our short-term debt ratings. Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2023, compared to the preceding fiscal year. This MD&A should be read in conjunction with our 2023 Annual Consolidated Financial Statements and related notes and is dated November 29, 2023. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2023 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.ca and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Table of contents

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the *United States Private Securities Litigation Reform Act of 1995* and any applicable Canadian securities legislation. We may make forward-looking statements in this 2023 Annual Report, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., U.K., European and global economies, the regulatory environment in which we operate, the implementation of IFRS 17 Insurance Contracts, the expected closing of the transaction involving HSBC Bank Canada, including plans for the combination of our operations with HSBC Bank Canada and the financial, operational and capital impacts of the transaction, the expected closing of the transaction involving the U.K. branch of RBC Investor Services Trust and the RBC Investor Services business in Jersey, the expected impact of the Federal Deposit Insurance Corporation’s special assessment, the Strategic priorities and Outlook sections for each of our business segments, the risk environment including our credit risk, market risk, liquidity and funding risk as well as the effectiveness of our risk monitoring, our climate- and sustainability-related beliefs, targets and goals (including our net-zero and sustainable finance commitments) and related legal and regulatory developments, and includes statements made by our President and Chief Executive Officer and other members of management. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our 2023 Annual Report, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this 2023 Annual Report are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings, as such sections may be updated by subsequent quarterly reports. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of this 2023 Annual Report, as may be updated by subsequent quarterly reports.

Selected financial and other highlights — Table 1

(Millions of Canadian dollars, except per share, number of and percentage amounts)	2023	2022	2023 vs. 2022 Increase (decrease)	
Total revenue	$ 56,129	$ 48,985	$ 7,144	14.6%
Provision for credit losses (PCL)	2,468	484	1,984	n.m.
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	4,022	1,783	2,239	n.m.
Non-interest expense	31,173	26,609	4,564	17.2%
Income before income taxes	18,466	20,109	(1,643)	(8.2)%
Net income	$ 14,866	$ 15,807	$ (941)	(6.0)%
Net income – adjusted (1)	16,083	15,998	85	0.5%
Segments – net income				
Personal & Commercial Banking	$ 8,266	$ 8,370	$ (104)	(1.2)%
Wealth Management (2)	2,427	3,210	(783)	(24.4)%
Insurance	803	857	(54)	(6.3)%
Capital Markets (2)	4,139	3,368	771	22.9%
Corporate Support	(769)	2	(771)	n.m.
Net income	$ 14,866	$ 15,807	$ (941)	(6.0)%
Selected information				
Earnings per share (EPS) – basic	$ 10.51	$ 11.08	$ (0.57)	(5.1)%
– diluted	10.50	11.06	(0.56)	(5.1)%
Earnings per share (EPS) – basic adjusted (1)	11.39	11.21	0.18	1.6%
– diluted adjusted (1)	11.38	11.19	0.19	1.7%
Return on common equity (ROE) (3), (4)	14.2%	16.4%	n.m.	(220) bps
Return on common equity (ROE) adjusted (1)	15.4%	16.6%	n.m.	(120) bps
Average common equity (3)	$ 102,800	$ 94,700	$ 8,100	8.6%
Net interest margin (NIM) – on average earning assets, net (4)	1.50%	1.48%	n.m.	2 bps
PCL on loans as a % of average net loans and acceptances	0.29%	0.06%	n.m.	23 bps
PCL on performing loans as a % of average net loans and acceptances	0.08%	(0.04)%	n.m.	12 bps
PCL on impaired loans as a % of average net loans and acceptances	0.21%	0.10%	n.m.	11 bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.42%	0.26%	n.m.	16 bps
Liquidity coverage ratio (LCR) (4), (5)	131%	125%	n.m.	600 bps
Net stable funding ratio (NSFR) (4), (5)	113%	112%	n.m.	100 bps
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (4), (6)				
Common Equity Tier 1 (CET1) ratio	14.5%	12.6%	n.m.	190 bps
Tier 1 capital ratio	15.7%	13.8%	n.m.	190 bps
Total capital ratio	17.6%	15.4%	n.m.	220 bps
Leverage ratio	4.3%	4.4%	n.m.	(10) bps
TLAC ratio	31.0%	26.4%	n.m.	460 bps
TLAC leverage ratio	8.5%	8.5%	n.m.	– bps
Selected balance sheet and other information (7)				
Total assets	$ 2,004,992	$ 1,917,219	$ 87,773	4.6%
Securities, net of applicable allowance	409,730	318,223	91,507	28.8%
Loans, net of allowance for loan losses	852,773	819,965	32,808	4.0%
Derivative related assets	142,450	154,439	(11,989)	(7.8)%
Deposits	1,231,687	1,208,814	22,873	1.9%
Common equity	110,347	100,746	9,601	9.5%
Total risk-weighted assets (RWA) (4), (6)	596,223	609,879	(13,656)	(2.2)%
Assets under management (AUM) (4)	1,067,500	999,700	67,800	6.8%
Assets under administration (AUA) (4), (8), (9)	4,338,000	5,653,600	(1,315,600)	(23.3)%
Common share information				
Shares outstanding (000s) – average basic	1,391,020	1,403,654	(12,634)	(0.9)%
– average diluted	1,392,529	1,406,034	(13,505)	(1.0)%
– end of period	1,400,511	1,382,911	17,600	1.3%
Dividends declared per common share	$ 5.34	$ 4.96	$ 0.38	7.7%
Dividend yield (4)	4.3%	3.7%	n.m.	60 bps
Dividend payout ratio (4)	51%	45%	n.m.	600 bps
Common share price (RY on TSX) (10)	$ 110.76	$ 126.05	$ (15.29)	(12.1)%
Market capitalization (TSX) (10)	155,121	174,316	(19,195)	(11.0)%
Business information (number of)				
Employees (full-time equivalent) (FTE)	91,398	91,427	(29)	(0.0)%
Bank branches	1,247	1,271	(24)	(1.9)%
Automated teller machines (ATMs)	4,341	4,368	(27)	(0.6)%
Period average US$ equivalent of C$1.00 (11)	$ 0.741	$ 0.774	$ (0.033)	(4.3)%
Period-end US$ equivalent of C$1.00	$ 0.721	$ 0.734	$ (0.013)	(1.8)%

(1) This is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section. Amounts have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure.
(2) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.
(4) See Glossary for composition of this measure.
(5) The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions' (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.
(6) Capital ratios and RWA are calculated using OSFI's Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI's Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI's TLAC guideline. The results for the year ended October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023 as part of OSFI's implementation of the Basel III reforms. For further details, refer to the Capital management section.
(7) Represents year-end spot balances.
(8) AUA includes $13 billion and $7 billion (2022 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.
(9) Comparative amounts have been revised from those previously presented.
(10) Based on TSX closing market price at period-end.
(11) Average amounts are calculated using month-end spot rates for the period.
n.m. not meaningful

About Royal Bank of Canada

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada's biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

Effective the first quarter of 2023, we simplified our reporting structure by eliminating the Investor & Treasury Services segment and moving its former businesses to existing segments. We moved our Investor Services business to our Wealth Management segment, and our Treasury Services and Transaction Banking businesses to our Capital Markets segment. Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. From a reporting perspective, there were no changes to our Personal & Commercial Banking and Insurance segments. Comparative results in this MD&A have been revised to conform to our new basis of segment presentation.

Our business segments are described below.

Personal & Commercial Banking	Provides a broad suite of financial products and services to both individual and business clients in Canada, the Caribbean and the U.S. Our commitment to building and maintaining deep and meaningful relationships with our clients is underscored by the delivery of exceptional client experiences, the breadth of our product suite, our depth of expertise, and the features of our digital solutions.
Wealth Management	Serves affluent, high net worth (HNW) and ultra-high net worth (UHNW) clients from our offices in key financial centres mainly in Canada, the U.S., the United Kingdom (U.K.), Europe and Asia. We offer a comprehensive suite of wealth, investment, trust, banking, credit and other advice-based solutions. We also provide asset management products to institutional and individual clients through our distribution channels and third-party distributors. We provide financial institutions, asset managers and asset owners with asset services and investor services.
Insurance	Offers a comprehensive suite of advice and solutions for individual and business clients including life, health, wealth, property & casualty, travel, group benefits, annuities, and reinsurance.
Capital Markets	Provides expertise in advisory & origination, sales & trading, lending & financing and transaction banking to corporations, institutional clients, asset managers, private equity firms and governments globally. We serve clients from 60 offices in 16 countries across North America, the U.K. & Europe, Australia, Asia and other regions.

Vision and strategic goals

Our business strategies and actions are guided by our vision, **"To be among the world's most trusted and successful financial institutions."**

Our three strategic goals are:
- In Canada, to be the undisputed leader in financial services;
- In the U.S., to be the preferred partner to institutional, corporate, commercial and HNW clients and their businesses; and
- In select global financial centres, to be a leading financial services partner valued for our expertise.

For our progress in 2023 against our business strategies and strategic goals, refer to the Business segment results section.

Economic, market and regulatory review and outlook – data as at November 29, 2023

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Economic and market review and outlook

GDP growth is slowing across most advanced economies as headwinds from higher interest rates continue to have a lagged impact. Unemployment rates remain low across most economies. However, they have begun to marginally increase in Canada and the United Kingdom (U.K.). The U.S. economy has remained resilient with strong GDP growth and a low unemployment rate. However, credit conditions continue to tighten, the number of job openings are signaling a decline in hiring demand and the excess of household savings accumulated during the pandemic has shrunk. U.S. GDP growth is expected to slow late in calendar 2023 with mild recessions expected in the first half of calendar 2024. Canadian GDP is expected to decline over the second half of calendar 2023 and grow slowly in early calendar 2024. Inflation is still high but has been slowing in most advanced economies. Interest rates have increased to levels that most central banks view as sufficient to slow economic growth and reduce inflationary pressures over time. We expect central banks will not increase policy interest rates further and expect a shift to reductions in interest rates from the Federal Reserve (Fed) and Bank of Canada (BoC) in the next calendar year. However, interest rates are expected to remain significantly higher than pre-pandemic levels.

Canada
Canadian GDP is expected to increase 1.0% in calendar 2023 following a 3.4% increase in calendar 2022. Output in early calendar 2023 was supported by strength in consumer spending and an unexpectedly strong rebound in housing market activity in the spring. However, GDP declined slightly in the second calendar quarter of 2023 as consumer spending slowed. An additional 50 basis points of interest rate increases from the BoC over June and July 2023 helped to slow housing markets over the summer. Per-capita GDP growth and consumer spending have been substantially softer, controlling for historically strong population growth. Labour market conditions have also more recently shown signs of weakening. The unemployment rate has increased by 0.7% since April and the number of job openings has continued to decline. Inflation growth rates have moderated from peak levels in calendar 2022 but remain above the top end of the BoC's 1% to 3% inflation target range. GDP is expected to continue to decline marginally over the second half of calendar 2023 before shifting back to a positive growth rate in calendar 2024. The unemployment rate is expected to rise above 6% in the first half of calendar 2024. The BoC has increased the overnight rate by 475 basis points since March 2022, and as interest rate increases continue to slow consumer spending, we do not anticipate additional increases. However, we do not expect a shift to interest rate decreases until the second half of calendar 2024.

U.S.
U.S. GDP is expected to increase 2.4% in calendar 2023 following a 1.9% increase in calendar 2022. U.S. GDP growth has been exceptionally resilient in calendar 2023. Consumer spending has remained strong despite rising interest rates and employment has continued to increase at a solid pace. However, the unemployment rate increased to 3.9% in October, wage growth is showing signs of deceleration, and the number of job openings has declined. The Fed has increased the federal funds rate by 525 basis points since March 2022 and views the current level of interest rates as restrictive enough to slow GDP growth and inflationary pressures over time. We expect the Fed will hold the target range steady before shifting to interest rate decreases beginning in the second calendar quarter of 2024. We expect U.S. GDP growth softening in the fourth calendar quarter of 2023 followed by a marginal decline in the first half of calendar 2024.

Europe
Euro area GDP is expected to rise by 0.4% in calendar 2023 following a 3.4% increase in calendar 2022. The Euro area economy is losing momentum. GDP declined 0.1% in the third calendar quarter of 2023 and we expect another 0.1% decline in the fourth calendar quarter of 2023. Labour markets remain exceptionally firm but are expected to soften alongside weaker GDP growth. Euro area inflation is still high but has begun to slow. The European Central Bank (ECB) is expected to hold the deposit rate steady through calendar 2024 after a 25 basis point increase to 4% in September 2023. U.K. GDP is projected to rise by 0.4% in calendar 2023 after a 4.3% increase in calendar 2022. In the U.K., GDP held steady in the third calendar quarter of 2023 as the impact of the Bank of England's (BOE) 515 basis points of cumulative rate increases since December 2021 begin to slow consumer spending. Headline inflation remains elevated; however it is showing signs of moderating. The BOE is expected to hold the Bank Rate at 5.25% through to the end of calendar 2024.

Financial markets
Bond yields have increased substantially in calendar 2023 as markets demand higher term premiums and expect central banks to hold policy interest rates higher for longer. The spread between longer and shorter duration bond yields, which is a commonly used recession indicator, increased since the second calendar quarter of 2023 but remains well below zero, as markets continue to expect deterioration in economic growth. Equity markets have rebounded after declining earlier in the fall and are still above levels at the end of calendar 2022. Global inflation pressures have shown signs of easing. However, underlying price pressures are not expected to fully ease until there is a more pronounced slowdown in domestic demand and the economy.

Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements, while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of this 2023 Annual Report.

For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of this 2023 Annual Report. For further details on our framework and activities to manage risks, refer to the risk and Capital management sections of this 2023 Annual Report.

Key corporate events

HSBC Bank Canada
On November 29, 2022, we entered into an agreement to acquire 100% of the common shares of HSBC Bank Canada (HSBC Canada) for an all-cash purchase price of $13.5 billion. HSBC Canada is a premier Canadian personal and commercial bank focused on globally connected clients. We will also purchase all of the existing preferred shares and subordinated debt of HSBC Canada held directly or indirectly by HSBC Holdings plc at par value.

The agreement includes a locked box mechanism under which HSBC Canada's earnings from June 30, 2022 to the closing date accrue to RBC and will be reflected in the acquired net assets on closing. Relatedly, we will pay an additional amount that accrues from August 30, 2023 to the closing date, which is calculated based on the all-cash purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average.

The transaction is expected to close in the first calendar quarter of 2024 and is subject to the satisfaction of customary closing conditions, including regulatory approvals. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.

RBC Investor Services
On July 3, 2023, we completed the previously announced sale of the European asset servicing activities of RBC Investor Services® and its associated Malaysian centre of excellence (the partial sale of RBC Investor Services operations) to CACEIS, the asset

servicing banking group of Crédit Agricole S.A. and Banco Santander, S.A. As a result of the transaction, we recorded a pre-tax gain on disposal of $69 million in Non-Interest income within the Wealth Management segment ($77 million after-tax).

The completion of the sale of the business of the U.K. branch of RBC Investor Services Trust and the RBC Investor Services business in Jersey remains subject to customary closing conditions, including regulatory approvals. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.

Defining and measuring success through total shareholder returns

Our focus is to maximize total shareholder returns (TSR) through the achievement of top half performance compared to our global peer group over the medium-term (3-5 years), which we believe reflects a longer-term view of strong and consistent financial performance.

Maximizing TSR is aligned with our three strategic goals discussed earlier and we believe represents the most appropriate measure of shareholder value creation. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. The absolute size of TSR will vary depending on market conditions, and the bank's position reflects the market's perception of our overall performance relative to our peers over a period of time.

Financial performance objectives are used to measure our performance against our medium-term TSR objectives and are used as goals as we execute against our strategic priorities. We review and revise these financial performance objectives as economic, market and regulatory environments change.

The following table provides a summary of our 3-year and 5-year performance against our medium-term financial performance objectives:

Financial performance compared to our medium-term objectives — Table 2

Medium-term objectives (1)	**3-year** (2)	**5-year** (2)
Diluted EPS growth of 7% +	**10%**	**5%**
ROE of 16% +	**16.4%**	**16.0%**
Strong capital ratio (CET1) (3)	**13.6%**	**13.1%**
Dividend payout ratio 40% – 50%	**45%**	**47%**

(1) A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop.
(2) Diluted EPS growth is calculated using a Compound Annual Growth Rate (CAGR). ROE, CET1 and dividend payout ratio are calculated using an average.
(3) The CET1 ratio is calculated using OSFI's CAR guideline. For further details on the CET1 ratio, refer to the Capital management section.

Our 3-year and 5-year medium-term financial performance objectives will remain unchanged in fiscal 2024.

We compare our TSR to that of a global peer group approved by our Board of Directors (the Board). The global peer group consists of the following 9 financial institutions:

- **Canadian financial institutions:** Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, The Bank of Nova Scotia, and Toronto-Dominion Bank.
- **U.S. banks:** JPMorgan Chase & Co. and Wells Fargo & Company.
- **International banks:** Westpac Banking Corporation.

Medium-term objectives – 3- and 5-year TSR vs. peer group average — Table 3

	3-year TSR (1)	5-year TSR (1)
Royal Bank of Canada	10% Bottom half	7% Top half
Peer group average (excluding RBC)	14%	5%

(1) The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2020 to October 31, 2023 and October 31, 2018 to October 31, 2023.

Common share and dividend information — Table 4

For the year ended October 31	**2023**	2022	2021	2020	2019
Common share price (RY on TSX) – close, end of period	**$ 110.76**	$ 126.05	$ 128.82	$ 93.16	$ 106.24
Dividends paid per share	**5.34**	4.96	4.32	4.26	4.00
Increase (decrease) in share price	**(12.1)%**	(2.2)%	38.3%	(12.3)%	10.8%
Total shareholder return	**(8.3)%**	1.6%	43.8%	(8.4)%	15.2%

Financial performance

Overview

2023 vs. 2022

Net income of $14,866 million was down $941 million or 6% from last year. Diluted EPS of $10.50 was down $0.56 and ROE of 14.2% was down 220 bps. Our CET1 ratio was 14.5%, up 190 bps from last year.

Adjusted net income of $16,083 million was up $85 million or 1%. Adjusted diluted EPS of $11.38 was up $0.19 and adjusted ROE of 15.4% was down 120 bps.

Our earnings were down from last year, primarily driven by the impact of the CRD and other tax related adjustments in the current year, which is reported in Corporate Support. Our results also reflect lower earnings in Wealth Management, Personal & Commercial Banking and Insurance. This was partially offset by higher results in Capital Markets. Results in the current year reflect higher PCL, mainly driven by higher provisions on impaired loans and provisions taken on performing loans as compared to releases of provisions on performing loans last year.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Adjusted results

Adjusted results exclude specified items, consisting of impairment losses on our interest in an associated company, certain deferred tax adjustments, the CRD and other tax related adjustments and HSBC Canada transaction and integration costs (net of tax), as well as the after-tax impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Impact of foreign currency translation

The following table reflects the estimated impact of foreign currency translation on key income statement items:

Table 5

(Millions of Canadian dollars, except per share amounts)	2023 vs. 2022
Increase (decrease):	
Total revenue	$ 936
PCL	29
Non-interest expense	607
Income taxes	9
Net income	291
Impact on EPS	
Basic	$ 0.21
Diluted	0.21

The relevant average exchange rates that impact our business are shown in the following table:

Table 6

(Average foreign currency equivalent of C$1.00) (1)	2023	2022
U.S. dollar	0.741	0.774
British pound	0.599	0.618
Euro	0.689	0.727

(1) Average amounts are calculated using month-end spot rates for the period.

Total revenue

Table 7

(Millions of Canadian dollars, except percentage amounts)	2023	2022
Interest and dividend income	$ 86,991	$ 40,771
Interest expense	61,862	18,054
Net interest income	$ 25,129	$ 22,717
NIM	1.50%	1.48%
Insurance premiums, investment and fee income	$ 5,675	$ 3,510
Trading revenue	2,392	926
Investment management and custodial fees	8,344	7,610
Mutual fund revenue	4,063	4,289
Securities brokerage commissions	1,463	1,481
Service charges	2,099	1,976
Underwriting and other advisory fees	2,005	2,058
Foreign exchange revenue, other than trading	1,292	1,038
Card service revenue	1,240	1,203
Credit fees	1,489	1,512
Net gains on investment securities	193	43
Income (loss) from joint ventures and associates	(219)	110
Other	964	512
Non-interest income	$ 31,000	$ 26,268
Total revenue	$ 56,129	$ 48,985

2023 vs. 2022
Total revenue increased $7,144 million or 15% from last year, mainly due to higher net interest income, Insurance premiums, investment and fee income (insurance revenue), and trading revenue. Higher investment management and custodial fees, other revenue and foreign exchange revenue, other than trading also contributed to the increase. These factors were partially offset by income (loss) from joint ventures and associates and lower mutual fund revenue. The impact of foreign exchange translation increased revenue by $936 million.

Net interest income increased $2,412 million or 11%, largely due to higher spreads in Canadian Banking and Wealth Management and average volume growth in Canadian Banking. These factors were partially offset by lower revenue from non-trading derivatives, which was offset in Other revenue, and lower fixed income trading revenue, both in Capital Markets.

NIM was up 2 bps, mainly due to the impact of the higher interest rate environment in Canadian Banking and Wealth Management, partially offset by an unfavourable shift in deposit mix within Canadian Banking and higher funding costs in Capital Markets.

Insurance revenue increased $2,165 million or 62%, primarily reflecting the change in fair value of investments backing policyholder liabilities, higher group annuity sales, and business growth across most products, all of which are largely offset in PBCAE.

Investment management and custodial fees increased $734 million or 10%, mainly reflecting the inclusion of RBC Brewin Dolphin.

Trading revenue increased $1,466 million, mainly due to higher fixed income trading revenue across all regions. The prior year also included the impact of loan underwriting markdowns.

Foreign exchange revenue, other than trading increased $254 million or 24%, primarily driven by foreign currency translation gains associated with certain foreign currency denominated funding, which was offset by the impact of economic hedges in Other revenue.

Mutual fund revenue decreased $226 million or 5%, largely due to lower average fee-based client assets, largely driven by unfavourable market conditions in Wealth Management, and lower average mutual fund balances driving lower distribution fees in Canadian Banking.

Income (loss) from joint ventures and associates decreased $329 million, mainly attributable to impairment losses on our interest in an associated company in Wealth Management.

Other revenue increased $452 million or 88%, mainly attributable to gains from our non-trading portfolios, which were offset in Net interest income, and changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense. Higher revenue from sweep deposits and a favourable impact from tax-related items also contributed to the increase. These factors were partially offset by the impact of economic hedges.

Additional trading information

Table 8

(Millions of Canadian dollars)	2023	2022
Net interest income (1)	$ 1,510	$ 2,024
Non-interest income	2,392	926
Total trading revenue	$ 3,902	$ 2,950
Total trading revenue by product		
Interest rate and credit	$ 2,528	$ 1,147
Equities	604	951
Foreign exchange and commodities	770	852
Total trading revenue	$ 3,902	$ 2,950

(1) Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).

2023 vs. 2022
Total trading revenue of $3,902 million, which is comprised of trading-related revenue recorded in Net interest income and Non-interest income, increased $952 million or 32% from last year, mainly due to higher fixed income trading revenue across all regions. The prior year also included the impact of loan underwriting markdowns.

Provision for credit losses (1)

Table 9

(Millions of Canadian dollars, except percentage amounts)	For the year ended October 31 2023	October 31 2022
Personal & Commercial Banking	$ 370	$ (281)
Wealth Management (2)	153	20
Capital Markets (2)	137	(20)
Corporate Support and other (3)	–	–
PCL on performing loans	660	(281)
Personal & Commercial Banking	$ 1,225	$ 755
Wealth Management (2)	175	13
Capital Markets (2)	436	9
Corporate Support and other	–	1
PCL on impaired loans (3)	1,836	778
PCL – Loans	2,496	497
PCL – Other (4)	(28)	(13)
Total PCL	$ 2,468	$ 484
PCL on loans is comprised of:		
Retail	$ 295	$ (31)
Wholesale	365	(250)
PCL on performing loans	660	(281)
Retail	1,051	648
Wholesale	785	130
PCL on impaired loans	1,836	778
PCL – Loans	$ 2,496	$ 497
PCL on loans as a % of average net loans and acceptances	0.29%	0.06%
PCL on impaired loans as a % of average net loans and acceptances	0.21%	0.10%

(1) Information on loans represents loans, acceptance and commitments.
(2) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3) Includes PCL recorded in Corporate Support and Insurance.
(4) PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.

2023 vs. 2022

Total PCL increased $1,984 million from last year, primarily reflecting higher provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio increased 23 bps.

PCL on performing loans was $660 million compared to $(281) million last year, mainly reflecting provisions taken in the current year in Personal & Commercial Banking attributable to unfavourable changes in credit quality and portfolio growth. Higher provisions in Capital Markets driven by unfavourable changes to our macroeconomic forecast and credit quality outlook also contributed to the increase.

PCL on impaired loans increased $1,058 million, primarily due to higher provisions in our Canadian Banking portfolios and Capital Markets across most sectors.

Insurance policyholder benefits, claims and acquisition expense (PBCAE)

2023 vs. 2022

PBCAE of $4,022 million increased $2,239 million from last year, primarily reflecting the change in fair value of investments backing policyholder liabilities, higher group annuity sales and business growth across most products, all of which are largely offset in revenue. These factors were partially offset by improved claims experience.

Non-interest expense

Table 10

(Millions of Canadian dollars, except percentage amounts)	2023	2022
Salaries	$ 8,597	$ 7,251
Variable compensation	7,607	7,127
Benefits and retention compensation	2,139	2,015
Share-based compensation	628	135
Human resources	18,971	16,528
Equipment	2,381	2,099
Occupancy	1,634	1,554
Communications	1,271	1,082
Professional fees	2,223	1,511
Amortization of other intangibles	1,487	1,369
Other	3,206	2,466
Non-interest expense	$ 31,173	$ 26,609
Efficiency ratio (1)	55.5%	54.3%
Adjusted efficiency ratio (2), (3)	58.2%	55.8%

(1) Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(2) This is a non-GAAP ratio. For further details, refer to the Key performance and non-GAAP measures section.
(3) Effective Q2 2023, we revised the composition of this non-GAAP ratio. Comparative adjusted amounts have been revised to conform with this presentation.

2023 vs. 2022
Non-interest expense increased $4,564 million or 17% from last year, mainly due to higher staff costs, the inclusion of RBC Brewin Dolphin and related costs, the impact of foreign exchange translation and higher professional fees. The change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, as well as transaction and integration costs relating to the planned acquisition of HSBC Canada also contributed to the increase.

Our efficiency ratio of 55.5% increased 120 bps from last year. Our adjusted efficiency ratio of 58.2% increased 240 bps from 55.8% last year.

Adjusted efficiency ratio is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Income and other taxes

Table 11

(Millions of Canadian dollars, except percentage amounts)	2023	2022
Income taxes	$ 3,600	$ 4,302
Other taxes		
Value added and sales taxes	597	508
Payroll taxes	990	871
Capital taxes	55	90
Property taxes	144	129
Insurance premium taxes	35	31
Business taxes	82	72
	1,903	1,701
Total income and other taxes	$ 5,503	$ 6,003
Income before income taxes	$ 18,466	$ 20,109
Effective income tax rate	19.5%	21.4%
Effective total tax rate (1)	27.0%	27.5%
Adjusted results (2)		
Adjusted income taxes	$ 3,346	$ 4,367
Adjusted income before income taxes	19,429	20,365
Adjusted effective income tax rate	17.2%	21.4%

(1) Total income and other taxes as a percentage of income before income taxes and other taxes.
(2) These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

2023 vs. 2022
Income tax expense decreased $702 million or 16% from last year, primarily due to the impact of changes in earnings mix, certain deferred tax adjustments and lower income before income taxes. These factors were partially offset by the impact of the CRD and other tax related adjustments and the 1.5% increase in the Canadian corporate tax rate in the current year. Adjusted income tax expense decreased $1,021 million or 23%.

The effective income tax rate of 19.5% decreased 190 bps, primarily due to the impact of changes in earnings mix and certain deferred tax adjustments. These factors were partially offset by the impact of the CRD and other tax related adjustments noted above and the 1.5% increase in the Canadian corporate tax rate in the current year. Adjusted effective income tax rate of 17.2% decreased 420 bps.

Other taxes increased $202 million or 12% from last year, primarily due to higher payroll taxes driven by higher staff-related costs and higher value added and sales taxes commensurate with increased purchase activity.

For further details on specified items, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Client assets

Assets under administration
AUA are assets administered by us which are beneficially owned by our clients. We provide services that are administrative in nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping. Underlying investment strategies within AUA are determined by our clients and generally do not impact the administrative fees that we receive. Administrative fees can be impacted by factors such as asset valuation level changes from market movements, types of services administered, transaction volumes, geography and client relationship pricing based on volumes or multiple services.

Our Wealth Management business is the primary business segment that has AUA with approximately 92% of total AUA, mainly in the Investor Services line of business with approximately 57% of AUA, as at October 31, 2023. The Personal & Commercial Banking business has approximately 8% of total AUA.

2023 vs. 2022
AUA decreased $1,316 billion or 23% from last year, mainly due to the partial sale of RBC Investor Services operations, partially offset by the favourable impact of market appreciation.

The following table summarizes AUA by geography and asset class:

AUA by geographic mix and asset class — **Table 12**

(Millions of Canadian dollars)	2023	2022
Canada (1)		
Money market	$ 34,900	$ 43,200
Fixed income	705,800	735,800
Equity	770,500	734,000
Multi-asset and other	1,045,800	1,006,300
Total Canada	2,557,000	2,519,300
U.S. (1)		
Money market	31,600	40,700
Fixed income	131,600	116,000
Equity	271,600	246,300
Multi-asset and other	326,500	304,300
Total U.S.	761,300	707,300
Other International (1)		
Money market	19,100	38,200
Fixed income (2)	130,000	255,200
Equity	404,100	636,600
Multi-asset and other (2)	466,500	1,497,000
Total International (2)	1,019,700	2,427,000
Total AUA (2)	$ 4,338,000	$ 5,653,600

(1) Geographic information is based on the location from where our clients are serviced.
(2) Comparative amounts have been revised from those previously presented.

Assets under management
AUM are assets managed by us which are beneficially owned by our clients. Management fees are paid by the investment funds and other clients for the investment capabilities of an investment manager and can also cover administrative services. Management fees may be calculated daily, monthly or quarterly as a percentage of the AUM, depending on the distribution channel, product and investment strategies. In general, equity strategies carry a higher fee rate than fixed income or money market strategies. Fees are also impacted by asset mix and relationship pricing for clients using multiple services. Higher risk assets generally produce higher fees, while clients using multiple services can take advantage of synergies which reduce the fees they are charged. Certain funds may have performance fee arrangements where fees are recorded when certain benchmarks or performance targets are achieved. These factors could lead to differences in fees earned by product and therefore net return by asset class may vary despite similar average AUM. Our Wealth Management segment is the primary business segment that has AUM with approximately 99% of total AUM as at October 31, 2023.

2023 vs. 2022
AUM increased $68 billion or 7% from last year, mainly due to the impact of market appreciation and net sales.

The following table presents the change in AUM for the year ended October 31, 2023:

Client assets – AUM **Table 13**

(Millions of Canadian dollars)	2023 Money market	2023 Fixed income	2023 Equity	2023 Multi-asset and other	2023 Total	2022 Total
AUM, beginning balance	$ 37,800	$ 197,800	$ 129,900	$ 634,200	$ 999,700	$ 1,008,700
Institutional inflows	160,200	52,500	7,000	19,400	239,100	175,600
Institutional outflows	(159,400)	(42,300)	(10,000)	(14,300)	(226,000)	(180,000)
Personal flows, net	800	2,600	(2,100)	9,100	10,400	21,400
Total net flows	1,600	12,800	(5,100)	14,200	23,500	17,000
Market impact	800	3,200	4,600	19,300	27,900	(117,400)
Acquisition/dispositions	–	–	–	–	–	58,500
Foreign exchange	400	3,500	800	11,700	16,400	32,900
Total market, acquisition/dispositions and foreign exchange impact	1,200	6,700	5,400	31,000	44,300	(26,000)
AUM, balance at end of year	$ 40,600	$ 217,300	$ 130,200	$ 679,400	$ 1,067,500	$ 999,700

Business segment results

Results by business segments

Table 14

(Millions of Canadian dollars, except percentage amounts)	2023 Personal & Commercial Banking	2023 Wealth Management	2023 Insurance	2023 Capital Markets (1)	2023 Corporate Support (1)	2023 Total	2022 Total
Net interest income	$ 16,074	$ 4,495	$ –	$ 3,379	$ 1,181	$ 25,129	$ 22,717
Non-interest income	6,046	13,049	5,675	7,672	(1,442)	31,000	26,268
Total revenue	22,120	17,544	5,675	11,051	(261)	56,129	48,985
PCL	1,579	328	–	561	–	2,468	484
PBCAE	–	–	4,022	–	–	4,022	1,783
Non-interest expense	9,215	14,128	653	6,509	668	31,173	26,609
Income before income taxes	11,326	3,088	1,000	3,981	(929)	18,466	20,109
Income taxes	3,060	661	197	(158)	(160)	3,600	4,302
Net income	$ 8,266	$ 2,427	$ 803	$ 4,139	$ (769)	$ 14,866	$ 15,807
ROE (2)	27.8%	9.9%	37.3%	14.6%	n.m.	14.2%	16.4%
Average assets	$ 616,600	$ 193,100	$ 23,500	$ 1,107,100	$ 62,600	$ 2,002,900	$ 1,886,900

(1) Net interest income, Non-interest income, Total revenue, Income before income taxes, and Income taxes are presented in Capital Markets on a taxable equivalent basis (teb). The teb adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.
(2) For further details, refer to the Key performance and non-GAAP measures section.
n.m. not meaningful

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments' results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results.

Key methodologies
The following outlines the key methodologies and assumptions used in our management reporting framework. These are periodically reviewed by management to ensure they remain valid. Effective the first quarter of 2023, we simplified our reporting structure by eliminating the Investor & Treasury Services segment and moving its former businesses to existing segments. Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. For further details, refer to the About Royal Bank of Canada section.

Expense and tax allocation
To ensure that our business segments' results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Technology & Operations and Functions, which are directly undertaken or provided on the business segments' behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that is intended to reflect the underlying benefits.

Capital attribution
Our management reporting framework also determines the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated amounts are reported in Corporate Support. For further information, refer to the Capital management section.

Funds transfer pricing
Funds transfer pricing refers to the pricing of intra-company borrowing or lending for management reporting purposes. We employ a funds transfer pricing process to enable risk-adjusted management reporting of segment results. This process determines the costs and revenue for intra-company borrowing and lending of funds after taking into consideration our interest rate risk and liquidity risk management objectives, as well as applicable regulatory requirements.

Provisions for credit losses
PCL is recorded to recognize expected credit losses on all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. For details on our accounting policy on Allowance for credit losses (ACL), refer to Note 2 of our 2023 Annual Consolidated Financial Statements.

PCL is included in the results of each business segment to fully reflect the appropriate expenses related to the conduct of each business segment.

In addition to the key methodologies described above, the following components of our management reporting framework also impact how our business segments are managed and reported:

- Wealth Management results include disclosure in U.S. dollars, primarily for U.S. Wealth Management (including City National) as we review and manage the results of this business largely in this currency.
- Capital Markets results are reported on a teb basis, which grosses up total revenue from certain tax-advantaged sources (Canadian taxable corporate dividends and the U.S. tax credit investment business) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. We record the elimination of the teb adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business, since it enhances the comparability of revenue and related ratios across taxable revenue and our principal tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions.
- Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization that are not allocated to our four business segments, such as certain treasury and liquidity management activities, including amounts associated with unattributed capital, and consolidation adjustments, including the elimination of the teb gross-up amounts. In addition, we record gains (losses) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to these plans in Corporate Support as we believe this presentation more closely aligns with how we view business performance and manage the underlying risks.

Key performance and non-GAAP measures

Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital includes the capital required to underpin various risks as described in the Capital management section and amounts invested in goodwill and intangibles.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE calculations:

Calculation of ROE **Table 15**

(Millions of Canadian dollars, except percentage amounts)	2023						2022
	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$ 8,192	$ 2,372	$ 798	$ 4,077	$ (816)	$ 14,623	$ 15,547
Total average common equity (1), (2)	29,500	24,050	2,150	27,850	19,250	102,800	94,700
ROE (3)	27.8%	9.9%	37.3%	14.6%	n.m.	14.2%	16.4%

(1) Total average common equity represents rounded figures.
(2) The amounts for the segments are referred to as attributed capital.
(3) ROE is based on actual balances of average common equity before rounding.
n.m. not meaningful

Non-GAAP measures
We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management's perspective on our performance. These measures enhance the comparability of our financial performance for the year ended October 31, 2023 with the results from last year. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Adjusted results
We believe that providing adjusted results and certain measures excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhance comparability with prior periods and enables readers to better assess trends in the underlying businesses. Specified items impacting our results for the current year are:

- Impairment losses: reflects impairment losses on our interest in an associated company in the fourth quarter of 2023. For further details, refer to Note 12 of our 2023 Annual Consolidated Financial Statements.
- Certain deferred tax adjustments: reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities in the fourth quarter of 2023
- CRD and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada's 2022 budget and enacted in the first quarter of 2023
- Transaction and integration costs relating to our planned acquisition of HSBC Canada

Adjusted efficiency ratio
The adjusted efficiency ratio is a non-GAAP ratio and is calculated based on adjusted Non-interest expenses excluding specified items and amortization of acquisition-related intangibles divided by total revenue excluding specified items and net of PBCAE, both of which are non-GAAP measures. We believe that the adjusted efficiency ratio is a useful measure as the change in fair value of investments backing policyholder liabilities can lead to volatility in revenue, which is largely offset within PBCAE, that could obscure trends in underlying business performance and reduce comparability with prior periods.

Consolidated results, reported and adjusted

The following table provides a reconciliation of adjusted results to our reported results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

Table 16

(Millions of Canadian dollars, except per share, number of and percentage amounts)	2023	2022 (1)
Total revenue	$ 56,129	$ 48,985
PCL	2,468	484
Non-interest expense	31,173	26,609
Income before income taxes	18,466	20,109
Income taxes	3,600	4,302
Net income	$ 14,866	$ 15,807
Net income available to common shareholders	$ 14,623	$ 15,547
Average number of common shares (thousands)	1,391,020	1,403,654
Basic earnings per share (in dollars)	$ 10.51	$ 11.08
Average number of diluted common shares (thousands)	1,392,529	1,406,034
Diluted earnings per share (in dollars)	$ 10.50	$ 11.06
ROE (2)	14.2%	16.4%
Effective income tax rate	19.5%	21.4%
Total adjusting items impacting net income (before-tax)	$ 963	$ 256
Specified item: HSBC Canada transaction and integration costs (3)	380	–
Specified item: Impairment losses on our interest in an associated company (4)	242	–
Amortization of acquisition-related intangibles (5)	341	256
Total income taxes for adjusting items impacting net income	$ (254)	$ 65
Specified item: CRD and other tax related adjustments (3), (6)	(1,050)	–
Specified item: Certain deferred tax adjustments (3)	578	–
Specified item: Impairment losses on our interest in an associated company (4)	65	–
Specified item: HSBC Canada transaction and integration costs (3)	78	–
Amortization of acquisition-related intangibles (5)	75	65
Adjusted results (7)		
Income before income taxes – adjusted	19,429	20,365
Income taxes – adjusted	3,346	4,367
Net income – adjusted	$ 16,083	$ 15,998
Net income available to common shareholders – adjusted	$ 15,840	$ 15,738
Average number of common shares (thousands)	1,391,020	1,403,654
Basic earnings per share (in dollars) – adjusted	$ 11.39	$ 11.21
Average number of diluted common shares (thousands)	1,392,529	1,406,034
Diluted earnings per share (in dollars) – adjusted	$ 11.38	$ 11.19
ROE – adjusted	15.4%	16.6%
Adjusted effective income tax rate	17.2%	21.4%

Adjusted efficiency ratio (8)

	2023	2022
Total revenue	$ 56,129	$ 48,985
Less: PBCAE	4,022	1,783
Add specified item: Impairment losses on our interest in an associated company (before-tax) (4)	242	–
Total revenue – adjusted	$ 52,349	$ 47,202
Non-interest expense	$ 31,173	$ 26,609
Less specified item: HSBC Canada transaction and integration costs (before-tax) (3)	380	–
Less: Amortization of acquisition-related intangibles (before-tax) (5)	341	256
Non-interest expense – adjusted	$ 30,452	$ 26,353
Efficiency ratio	55.5%	54.3%
Efficiency ratio – adjusted	58.2%	55.8%

(1) There were no specified items for the year ended October 31, 2022.
(2) ROE is based on actual balances of average common equity before rounding.
(3) These amounts have been recognized in Corporate Support.
(4) During the fourth quarter of 2023, we recognized impairment losses on our interest in an associated company. This amount has been recognized in Wealth Management.
(5) Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(6) The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(7) Effective the second quarter of 2023, we included HSBC Canada transaction and integration costs and amortization of acquisition-related intangibles as adjusting items for non-GAAP measures and non-GAAP ratios. Therefore, comparative adjusted results have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure.
(8) Effective the second quarter of 2023, we revised the composition of this non-GAAP ratio, which is calculated based on Non-interest expense adjusted divided by total revenue adjusted. Therefore, comparative adjusted results have been revised from those previously presented to conform to our basis of presentation for this non-GAAP ratio.

Segment results, reported and adjusted

The following table provides a reconciliation of Wealth Management adjusted results to our reported results. The adjusted results and measures presented below are non-GAAP measures or ratios.

Wealth Management **Table 17**

	2023 (1)		
		Item excluded	
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	As reported	Specified item (2)	Adjusted
Total revenue	$ 17,544	$ 242	$ 17,786
PCL	328	–	328
Non-interest expense	14,128	–	14,128
Net income before income taxes	3,088	242	3,330
Net income	$ 2,427	$ 177	$ 2,604
Net income available to common shareholders	2,372	177	2,549
Total average common equity (3), (4)	24,050		24,050
Revenue by business			
U.S. Wealth Management (including City National)	$ 7,969	$ 242	$ 8,211
U.S. Wealth Management (including City National) (US$ millions)	5,908	175	6,083
Key ratios			
ROE (5)	9.9%		10.6%
Pre-tax margin (6)	17.6%		18.7%

(1) There were no specified items for the year ended October 31, 2022.
(2) Impairment losses on our interest in an associated company.
(3) Total average common equity represents rounded figures.
(4) The amounts for the segments are referred to as attributed capital.
(5) ROE is based on actual balances of average common equity before rounding.
(6) Pre-tax margin is defined as Income before income taxes divided by Total revenue.

Personal & Commercial Banking

Personal & Commercial Banking provides a broad suite of financial products and services to individual and business clients for their day-to-day banking, investing and financing needs. We are focused on building deep and meaningful relationships with our clients, underscored by the delivery of exceptional client experiences, the breadth of our product suite, our depth of expertise, and the features of our digital solutions.

~15 million	#1 or #2	38,027
Number of Canadian Banking clients	Ranking in market share for all key retail and business products	Employees



Revenue by business lines


$22.1 billion
Total revenue

- 68% Personal Banking
- 27% Business Banking
- 5% Caribbean and U.S. Banking

We operate through two businesses – Canadian Banking and Caribbean & U.S. Banking. Canadian Banking serves our home market in Canada. We have the largest branch network, the most ATMs, and one of the largest mobile sales forces across Canada along with market-leading digital capabilities. In Caribbean & U.S. Banking, we offer a broad range of financial products and services in targeted markets.

In Canada, we compete with other Schedule 1 banks, independent trust companies, foreign banks, credit unions, caisses populaires, auto financing companies, as well as emerging entrants to the financial services industry.

In the Caribbean, our competition includes banks, emerging digital banks, trust companies and investment management companies serving retail and corporate clients, as well as public institutions. In the U.S., we compete primarily with other Canadian banking institutions that have U.S. operations.

2023 Operating environment

- In response to persistent inflation, the BoC continued tightening its monetary policy, raising the benchmark interest rate by 125 basis points in fiscal 2023; and by 475 basis points since the beginning of March 2022. As a result of these interest rate increases, we continued to see NIM expansion. The combination of higher NIM and solid volumes drove strong growth in net interest income.
- The credit environment was impacted by slowing economic growth and rising interest rates, resulting in higher provisions on performing and impaired loans.
- For Canadian Banking, non-interest expense reflects investments in staff, mainly increased average FTE, marketing costs and ongoing investments in technology.
- Our results were also impacted by a higher effective tax rate reflecting the 1.5% increase in the Canadian corporate tax rate, which was implemented at the beginning of the fiscal year.
- As a result of interest rate increases, housing activity has slowed and household debt servicing costs have increased, driving a decline in mortgage originations from prior year levels.
- We experienced significant growth in term deposit products, reflecting client preference for low-risk products at higher yields, driven by the BoC's monetary policy. Despite this, volumes for personal and business demand deposits remained above pre-pandemic levels.
- We continued to see unfavourable market conditions in fiscal 2023, driving lower sales of mutual fund products, which was also impacted by the client preference shift to term deposit products. We also continued to see a declining trend in overall trade volume activity in our Direct Investing business.
- Growth in cards volume was strong in fiscal 2023, reflecting strong acquisition levels. Purchase volumes were stable and reflect an environment where clients are increasingly mindful of their spending habits.
- Clients are increasingly demonstrating a preference for digital offerings, and we continue to invest in digital solutions to improve the client experience and deliver personalized advice.
- Our Caribbean Banking business was favourably impacted by increases in interest rates, driving strong net interest income growth. As well, we saw higher fee-based income, reflecting higher client activity driven by the recovery of the travel industry since the COVID-19 pandemic.
- In the U.S., higher interest rates had a favourable impact on net interest income.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2023	PRIORITIES IN 2024
Accelerate our growth and deepen relationships	Avion Rewards, the largest proprietary loyalty program in Canada, was recognized as the International Loyalty Program of the Year in Americas and Best Loyalty / Benefits in a Financial Product at the 2023 International Loyalty Awards; In 2023, Avion Rewards expanded access to all Canadians regardless of where they bank or shop, bringing unparalleled savings and flexibility and making a fundamental shift in how the rewards program delivers benefits Announced a new loyalty partnership with METRO Inc. with the launch of the no annual fee *moi* RBC® Visa‡ credit card, which earns *Moi*‡ points on all purchases as well as allows cardholders access to unique savings and offers from Avion Rewards and its extensive merchant partner network Launched Canada's new First Home Savings Account (FHSA) in April 2023 to help Canadians save tax free for their first home, making it available as quickly and conveniently as possible through multiple channels, including RBC Direct Investing, RBC InvestEase® and RBC in-branch advisors Acquired OJOHome Canada Ltd., which operates a comprehensive real estate technology platform, Houseful™ (formerly OJO), bolstered by artificial intelligence (AI), to further streamline the home buying journey for Canadians while supporting them at every stage with intuitive, digitally-enabled and insights-driven experiences Continued to build world-class capabilities through the RBC PayEdge™ platform, leveraging data to increase strategic value through industry and client-specific insights to offer superior working capital solutions to our business clients Maintained our focus on key high-growth and high-value segments, such as youth and young adults, newcomers, business owners, healthcare professionals, retirees, and HNW clients Drove significant new-to-RBC client acquisition from newcomers and new partnerships, including ICICI Bank Canada	Continue to build a suite of best-in-class value propositions, digital experiences and Beyond Banking Ventures to accelerate client acquisition, engaging Canadians earlier, more often and in more compelling ways Focus on engaging key high-growth client segments and empowering our advisors to build new and deeper relationships with superior advice to drive industry-leading volume growth Establish additional key partnerships to continue to add value for our clients Enable unparalleled value for both consumers and merchants through a best-in-class loyalty program
Transform sales, advice and service, while digitizing to unlock productivity	Enhanced NOMI® Forecast – RBC's cutting-edge capability that provides clients with a seven-day view into their future cashflow – to include bill payments, e-transfers, investment contributions and salary payments; NOMI Forecast was awarded the Best Use of AI for Customer Experience at The 2023 Digital Banker Digital CX Awards Received highest ranking in Customer Satisfaction with Retail Banking Advice for a third consecutive year in the J.D. Power 2023 Canada Retail Banking Advice Satisfaction Study Entered a strategic partnership with Conquest Planning Inc. to bring a next-generation financial planning platform to clients and financial advisors, using powerful AI to identify effective financial strategies and deliver world-class digital advice and planning for clients to help them achieve their financial goals Recognized as the best small and medium enterprise (SME) bank in North America by Global Finance Magazine, for the broad array of services offered to businesses beyond traditional banking, including Ownr, the online platform that has helped more than 55,000 entrepreneurs launch their businesses, and RBC Insight Edge which enables companies to leverage aggregated data to gain relevant insights into their markets and attract new clients Collaborated with the Canadian Chamber of Commerce on the launch of SME Institute, a first-of-its kind, one-stop service that provide SMEs the training, support, and advice they need to adapt, grow and thrive in a rapidly evolving economy The first bank in Canada to launch Swift Go through the RBC PayEdge™ platform, a new way to make fast, secure, and cost-effective cross-border payments, highlighting RBC's ongoing commitment to innovations in digital banking and payments	Provide flexibility by continuing to deliver anytime, anywhere solutions to our clients across all channels Lead in mobile capabilities and enable fulfillment of servicing through digital channels with access to advisors to help clients on their chosen path of interaction Continue to reimagine our branch network to meet the evolving needs of our clients Continuously upskill our expert advisor network to deliver more personalized insights and address complex advice needs for superior client experience Leverage digital and agile to drive faster delivery of products and services while improving productivity and efficiency Transform our Moneris joint venture to deliver greater value to Canadian merchants, through integrated value propositions, products and services

OUR STRATEGY	PROGRESS IN 2023	PRIORITIES IN 2024
Build sustainable communities	Launched the RBC Electric Vehicle (EV) Cost Calculator and established exclusive relationships with two EV manufacturers – VinFast and Lucid – to contribute to the expansion of the EV market across Canada Expanded our sustainable finance product suite for businesses, including leveraging Export Development Canada's Sustainable Financing Guarantee to increase our lending support aimed at carbon reduction and sustainable finance Continued to help clients reduce emissions through new solutions, delivery of tailored advice through dedicated teams, and developed industry-specific value propositions, such as championing climate-smart agriculture insights and incentives for Canadian farmers Launched RBC My Money Matters™, a new digital destination with comprehensive content, resources, and tools to help Canadians take control of their financial wellbeing and make thinking about money less stressful Continued to expand RBC's Survivor Inclusion Initiative to provide survivors of human trafficking with financial literacy programming, basic banking services, and access to specially trained financial advisors who have undertaken trauma-informed sensitivity training Continued to support the path to prosperity and growth of Black entrepreneurs through inclusive financing, community advocacy and sponsorship programs as part of a five year $100-million commitment to supporting Black entrepreneurs announced in 2020	Continue to focus on opportunities to support Canadians and businesses in their transition to net zero, including building upon our existing portfolio of products, services and advice Continue to focus on increasing employee awareness, knowledge and engagement on climate initiatives to better support clients on their sustainability journey Continue to support the financial wellbeing of Canadians by enabling individuals and small businesses to build confidence, establish financial security, and reach their goals through dedicated products, services and ecosystem partnerships
Attract, grow and retain future-ready talent	Provided numerous solutions to ensure employees continued to be productive and engaged, including targeted initiatives to develop and retain our best talent, advancing return to premises strategy to re-ignite connection and collaboration Invested in future skills development, elevating performance and fostering a culture of inclusive leadership through programs, such as people manager masterclasses, reskilling programs and learning series Helped employees achieve their work and life goals and supported health and wellbeing through initiatives, such as the Make It Yours™ campaign, increased vacation entitlement for select workforces, and increased paternity leave benefits for employees in the Caribbean Strengthened our culture of inclusion and belonging by driving growth and development of diverse talent through targeted initiatives and programs, including: Canadian Banking Women's Forum, BIPOC Rotational Program, and Indigenous People's Development Program	Elevate leadership capabilities to grow and develop talent Continue to strengthen our culture of inclusion and belonging Drive a high-performance culture that empowers and enables people to deliver on our ambitious goals
In the Caribbean	Accelerated actions focused on enhancing the client experience underpinned by programs across our growth and transformation priorities, including product development and digitization	Continue our Investing for Growth strategy by expanding product offerings while progressing initiatives to simplify and digitize our operational processes to deliver an enhanced client and employee experience
In the U.S.	Leveraged momentum from higher cross-border travel after the COVID-19 pandemic to drive solid business growth. Continued focus on automation of processes and controls, and development of digital tools to enhance scalability, simplify processes and improve the client experience	Further aligning products and channel experiences through deeper integration with the Canadian franchise to support market share growth while making it easier to do banking in the U.S. Continue digitization efforts, focusing on real estate financing processes and client experience

Outlook

The lagged impact of higher interest rates is slowing economic growth in Canada. The Canadian unemployment rate is still low but has increased 0.7% since April. Canadian GDP growth has slowed significantly to-date in calendar 2023. The Canadian housing market has cooled after an unexpected strong rebound in the spring following an additional 50 basis points of interest rate increases from the BoC over the summer. The U.S. economy has remained exceptionally resilient. However, excess pandemic savings and excess job openings have been declining, the global growth backdrop is softening, credit conditions continue to tighten, and inflation growth has slowed. We do not expect further interest rate increases from the Fed or the BoC with economic growth and inflation pressures expected to soften. We expect the Fed to shift to interest rate decreases beginning in the second calendar quarter of 2024, with the BoC following with the first cuts to the overnight rate expected in the second half of calendar 2024. In response to this economic environment, we will continue to pursue industry-leading growth and deepen client relationships to meet the evolving needs of our clients.

The Caribbean region maintained its growth momentum during 2023, supported by tourism-related travel. Real GDP is projected to continue to expand in 2024, but at a more normalized rate as economic recovery matures. Regionally, inflation rates decelerated during 2023 and are forecasted to normalize through 2024. Risks to the regional outlook remain tilted to the downside as the spillover effects of global risks could weigh on growth prospects. In addition, the threat of weather-induced shocks, particularly hurricanes also pose a risk to the Caribbean's economic outlook. Our Investing for Growth strategy continues, with a refreshed focus on delivering exceptional client value, enhancing operational efficiency and resilience, and developing engaged and empowered teams.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Personal & Commercial Banking **Table 18**

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2023	2022
Net interest income	$ 16,074	$ 14,019
Non-interest income	6,046	6,124
Total revenue	22,120	20,143
PCL on performing assets	371	(283)
PCL on impaired assets	1,208	746
PCL	1,579	463
Non-interest expense	9,215	8,437
Income before income taxes	11,326	11,243
Net income	$ 8,266	$ 8,370
Revenue by business		
Canadian Banking	$ 21,050	$ 19,282
Personal Banking	15,018	13,957
Business Banking	6,032	5,325
Caribbean & U.S. Banking	1,070	861
Key ratios		
ROE	27.8%	30.9%
NIM	2.74%	2.55%
Efficiency ratio (1)	41.7%	41.9%
Operating leverage (1)	0.6%	4.0%
Selected balance sheet information		
Average total assets	$ 616,600	$ 575,900
Average total earning assets, net	585,900	548,900
Average loans and acceptances, net	593,000	553,300
Average deposits	597,500	552,100
Other information		
AUA (2), (3), (4)	$ 336,800	$ 340,300
Average AUA (4)	350,800	356,300
AUM (3)	5,900	5,600
Number of employees (FTE)	38,027	38,450
Credit information		
PCL on impaired loans as a % of average net loans and acceptances	0.21%	0.14%
Other selected information – Canadian Banking		
Net income	$ 7,922	$ 8,024
NIM	2.69%	2.54%
Efficiency ratio	40.4%	40.5%
Operating leverage	0.2%	3.8%

(1) See Glossary for composition of this measure.
(2) AUA includes securitized residential mortgages and credit card loans as at October 31, 2023 of $13 billion and $7 billion, respectively (October 31, 2022 – $15 billion and $6 billion).
(3) Represents year-end spot balances.
(4) Comparative amounts have been revised from those previously presented.

Financial performance

2023 vs. 2022

Net income decreased $104 million or 1% from last year, primarily attributable to higher PCL, and higher expenses mainly reflecting staff-related and marketing costs. These factors were partially offset by higher net interest income.

Total revenue increased $1,977 million or 10%, primarily due to higher net interest income, reflecting higher spreads and average volume growth of 8% in deposits and 7% in loans in Canadian Banking.

NIM increased 19 bps, mainly due to the impact of the higher interest rate environment, partially offset by an unfavourable shift in deposit mix.

PCL increased $1,116 million, mainly reflecting provisions taken on performing loans this year, largely in our Canadian Banking portfolios, primarily driven by unfavourable changes in credit quality and portfolio growth as compared to releases last year which reflected reduced uncertainty relating to the COVID-19 pandemic. Higher provisions on impaired loans, primarily in our Canadian Banking retail portfolios, also contributed to the increase, resulting in an increase of 7 bps in the PCL on impaired loans ratio.

Non-interest expense increased $778 million or 9%, mainly attributable to higher staff-related costs and higher marketing costs.

Average loans and acceptances increased $40 billion or 7%, mainly driven by mortgage and business banking loan growth, reflecting client activity.

Average deposits increased $45 billion or 8%, largely reflecting an increase in term deposits, partially offset by a decline in demand deposits.

Business line review

In Canada, we operate through two business lines: Personal Banking and Business Banking.

Personal Banking

Personal Banking offers a full range of products focused on meeting the needs of our individual Canadian clients at every stage of their lives through a wide range of financing and investment products and services. This includes home equity financing, personal lending, chequing and savings accounts, private banking, indirect lending (including auto financing), mutual funds and self-directed brokerage accounts, GICs, credit cards, and payment products and solutions.

We rank #1 or #2 in market share for all key Personal Banking products in Canada supported by the largest retail banking network in Canada, with 1,143 branches and 4,003 ATMs.

Financial performance

Total revenue increased $1,061 million or 8% compared to last year, primarily due to higher net interest income reflecting higher spreads and average volume growth of 14% in deposits and 5% in loans.

Average residential mortgages increased 6% compared to last year, mainly due to strong mortgage origination in the first half of the year.

Average deposits increased 14% from last year, largely reflecting an increase in term deposits, partially offset by a decline in demand deposits.

Selected highlights — Table 19

(Millions of Canadian dollars, except number of)	**2023**	2022
Total revenue	**$ 15,018**	$ 13,957
Other information		
Average residential mortgages	**358,400**	338,400
Average other loans and acceptances, net	**76,300**	75,700
Average deposits	**333,800**	293,500
Average credit card balances	**20,800**	18,200
Credit card purchase volumes	**174,200**	162,200
Branch mutual fund balances (1)	**174,700**	178,600
Average branch mutual fund balances	**183,100**	194,400
AUA – Self-directed brokerage (1)	**128,700**	127,600
Number as at October 31:		
Branches	**1,143**	1,162
ATMs	**4,003**	4,028

(1) Represents year-end spot balances.



Average residential mortgages, loans and deposits
(Millions of Canadian dollars)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2023
2022
Residential mortgages
Other loans and acceptances, net
Deposits

Business Banking

Business Banking offers a wide range of lending, leasing, deposit, investment, foreign exchange, cash management, auto dealer financing, trade products, and services to small- and medium-sized commercial businesses across Canada. With one of the largest teams of relationship managers and specialists in the industry, our commitment to client experience and trusted advice has earned us leading market share in business lending and deposits.

Financial performance

Total revenue increased $707 million or 13% compared to last year, primarily due to higher net interest income reflecting higher spreads, and average volume growth of 14% in loans and 2% in deposits. Higher volumes contributed to higher credit fees.

Average loans and acceptances increased 14% and average deposits increased 2%, mainly due to strong growth in priority sectors and from new client acquisition.

Selected highlights — Table 20

(Millions of Canadian dollars)	**2023**	2022
Total revenue	**$ 6,032**	$ 5,325
Other information (average)		
Loans and acceptances, net	**125,800**	110,800
Deposits	**241,800**	237,900



Average loans and acceptances and deposits
(Millions of Canadian dollars)
250,000
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
2023
2022
Loans and acceptances, net
Deposits

Caribbean & U.S. Banking

Our Caribbean Banking business provides personal and commercial banking to a range of clients, including individuals, small businesses, general commercial entities, regional and multi-national corporations, and governments; supported by an extensive branch, ATM, online, and mobile banking network.

Our U.S. Banking business serves the needs of Canadian retail and small business clients providing personalized, digitally-enabled cross-border banking solutions enabling a cross-border lifestyle in all 50 states across the U.S.

Financial performance
Total revenue increased $209 million or 24% from last year, primarily due to higher net interest income reflecting improved spreads.
Average loans and acceptances increased 15% and average deposits increased 5%, primarily due to the impact of foreign exchange translation and increased client activity.

Selected highlights		Table 21
(Millions of Canadian dollars, except number of and percentage amounts)	2023	2022
Total revenue	$ 1,070	$ 861
Other information		
NIM	4.08%	2.90%
Average loans and acceptances, net	11,700	10,200
Average deposits	21,900	20,800
AUA (1), (2)	10,800	10,400
Average AUA (2)	10,500	10,200
AUM (1)	5,500	5,300
Number as at October 31:		
Branches	38	38
ATMs	271	269

(1) Represents year-end spot balances.
(2) Comparative amounts have been revised from those previously presented.

Average loans and deposits (Millions of Canadian dollars)



22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
2023
2022
Loans and acceptances, net
Deposits

Wealth Management

Wealth Management is a global business serving clients in key financial centres. We serve affluent, HNW and UHNW individual and institutional clients with a comprehensive suite of advice-based solutions and strategies to help them achieve their financial goals.

$17.5 billion
Total revenue

> 6,100
Client-facing advisors

~ 83%
GAM AUM outperforming the benchmark on a 3-year basis[1]

Asset under Administration (AUA)



$3,982 billion
Total AUA

64% Institutional
35% Personal
1% Mutual Funds

Assets under Management (AUM)



$1,059 billion
Total AUM

50% Personal
25% Mutual Funds
25% Institutional

Our lines of business include Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management (GAM), International Wealth Management and Investor Services.

- Canadian Wealth Management is the largest full-service wealth advisory business in Canada, as measured by AUA, serving HNW and UHNW clients
- U.S. Wealth Management (including City National) encompasses our private client group (PCG) and clearing and custody (C&C) businesses. PCG is the 6th largest full-service wealth advisory firm in the U.S., as measured by AUA, and City National is a U.S.-based relationship bank serving the entertainment industry, mid-market businesses, HNW individuals and other clients who value personalized banking relationships
- GAM is the largest retail mutual fund company in Canada as measured by AUM, as well as a leading institutional asset manager
- International Wealth Management serves HNW and UHNW clients, primarily through key financial centres in the U.K., Ireland, the Channel Islands and Asia
- Investor Services safeguards client assets and supports the growth of Canadian and U.K. asset managers and asset owners, investment counsellors and other financial institutions

[1] As at September 2023, gross of fees.

2023 Operating environment

- Earnings in the current fiscal year benefitted from the high interest rate environment reflecting rate increases by the Fed, BoC and other central banks, while shifting client preferences in favour of higher yielding products and unfavourable market conditions impacted our fee-based revenue.
- Our wealth advisory businesses performed well with continued net positive flows of fee-based client assets reflecting the strength of our business driven by the quality of our advice, the breadth of our investment and holistic wealth planning solutions and clients' trust in our brand. The mutual fund sector continues to be impacted by lower sales due to the high interest rate environment and market volatility.
- Results for our Investor Services business were impacted by industry headwinds, such as continued pricing pressure, partially offset by rising interest rates.
- We continued to invest in our people and technology to maintain our competitive advantage and increase efficiencies in an environment characterized by market volatility, rapidly changing client preferences and increasing regulatory requirements.
- The credit environment was impacted by slowing economic growth and rising interest rates, resulting in higher provisions on impaired and performing loans.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2023	PRIORITIES IN 2024
In Canada, be the premier service provider for HNW and UHNW clients	Further extended our position as industry leader in our full-service private wealth business Continued to focus on holistic wealth planning, including advisor training on intergenerational and business wealth transfer Continued to expand RBC® Premier Banking to deepen banking relationships with Wealth Management clients Focused on the business owner client segment, deepening client relationships across the various business segments Continued to enhance our digital and data capabilities to drive increased client satisfaction and advisor productivity Implemented unique capabilities that are becoming increasingly important to our client base, such as private alternative investment products	Continue to retain and attract top-performing advisors to strengthen our talent advantage Deliver a differentiated client experience through enriched advisor-client interactions and seamless digital experiences Deepen client relationships by leveraging the combined strengths across other business segments with a focus on the business owner client segment Continue to invest in digital solutions to streamline and improve efficiency and advisor productivity Modernize legacy infrastructure and systems to ensure ongoing resiliency in our technology platforms
In the U.S., become the leading private and commercial bank and wealth manager in our key markets	Continued to invest in key areas needed to grow our U.S. Wealth Management business, including substantial financial advisor recruitment, executing on our technology transformation and providing proactive liquidity to our clients through a revamped securities-based lending platform At City National, we continued to focus on enhancing our risk management and compliance capabilities across the three lines of defence for sustainable, organic growth in the future	Continue to deliver an exceptional client experience for targeted HNW, UHNW, middle market and business banking segments Leverage the combined strengths within U.S. Wealth Management (including City National) and Capital Markets to deepen client relationships At City National, we will continue to focus on enhancing our risk management and compliance capabilities across the three lines of defence for sustainable, organic growth in the future
In select global financial centres, become the most trusted regional private bank	Continued to deliver on successful growth initiatives, bringing the full strength and breadth of RBC to our clients Focused on delivering a differentiated client experience by leveraging our global capabilities Leveraged RBC Brewin Dolphin to increase distribution, AUM and client base to position ourselves as top five largest wealth manager in the U.K. In Asia, continued growth momentum achieved through the addition of experienced client-facing advisors and net new assets	Focus on growing market share in target markets Continue to leverage our global strengths to better serve clients Continue to deliver an exceptional client experience and increase business effectiveness and talent capabilities Successful integration of RBC Brewin Dolphin to enhance client value proposition and consolidation of position in the U.K. local market In Asia, focus on deepening cross-business, global collaboration and enhancing digital and product capabilities
In asset management, be a leading, diversified asset manager focused on global institutional and North American retail clients	Maintained #1 market share in Canadian mutual fund AUM RBC® iShares strategic alliance maintained #1 market share in Canadian ETFs Completed shift to a more unified asset management operating model to increase collaboration and better leverage infrastructure and people resources	Continue to focus on delivering exceptional investment performance and valued insights with the client experience at the centre of all that we do Continue to expand our investment capabilities to meet evolving client needs in our target distribution regions
Attract, grow and retain future-ready talent	Advanced our representation and strengthened inclusion of historically underrepresented groups through targeted engagement initiatives and partnerships including: Ivey's Women in Asset Management Program, Women Advisor Experience Listening Sessions, Diversity Leadership Councils and Employee Resource Groups	Elevate leadership capabilities to grow and develop talent Continue to strengthen our culture of inclusion and belonging Drive a high-performance culture that empowers and enables people to deliver on our ambitious goals

Outlook

The ongoing uncertainty in the macroeconomic environment, including the impact of high interest rates and an expected slowdown in economic growth, will continue to impact markets.

Despite this uncertainty, we believe our diversified businesses remain well-positioned to continue growing our leading position in Canada and increasing our market share in the HNW and UHNW client segments globally, leveraging the strength of our brand, reputation and solid financial position. Our strategy remains unchanged as we continue to focus on delivering an unmatched client experience through holistic goals-based advice, attracting and retaining top-performing advisors, and collaborating across the enterprise to bring the full breadth of our capabilities to our clients. We will continue to invest in our people and technology to improve client and advisor experiences, drive operational efficiencies, and further strengthen our risk, compliance and controls infrastructure to meet heightened regulatory requirements.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Wealth Management — **Table 22**

(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	2023	2022 (1)
Net interest income	$ 4,495	$ 3,886
Non-interest income	13,049	12,357
Total revenue	17,544	16,243
PCL on performing assets	153	20
PCL on impaired assets	175	13
PCL	328	33
Non-interest expense	14,128	12,015
Income before income taxes	3,088	4,195
Net income	$ 2,427	$ 3,210
Revenue by business		
Canadian Wealth Management	$ 4,443	$ 4,308
U.S. Wealth Management (including City National)	7,969	7,448
U.S. Wealth Management (including City National) (US$ millions)	5,908	5,757
Global Asset Management	2,626	2,667
International Wealth Management	1,273	426
Investor Services (2)	1,233	1,394
Key ratios		
ROE	9.9%	15.8%
NIM	2.66%	2.47%
Pre-tax margin (3)	17.6%	25.8%
Selected balance sheet information		
Average total assets	$ 193,100	$ 177,400
Average total earning assets, net	169,300	157,100
Average loans and acceptances, net	113,800	102,400
Average deposits (2)	163,800	198,000
Other information		
AUA (2), (4), (5)	$ 3,981,500	$ 5,294,800
U.S. Wealth Management (including City National) (4)	752,700	700,100
U.S. Wealth Management (including City National) (US$ millions) (4)	542,800	513,700
Investor Services (4)	2,488,600	3,906,900
AUM (4)	1,058,900	991,500
Average AUA (2)	4,987,200	5,710,700
Average AUM	1,058,000	966,300
PCL on impaired loans as a % of average net loans and acceptances	0.15%	0.01%
Number of employees (FTE)	25,196	26,150
Number of advisors (6)	6,169	6,158
Adjusted results (7)		
Total revenue – adjusted	$ 17,786	$ 16,243
Income before income taxes – adjusted	3,330	4,195
Net income – adjusted	2,604	3,210
U.S. Wealth Management (including City National) revenue – adjusted	8,211	7,448
U.S. Wealth Management (including City National) revenue (US$ millions) – adjusted	6,083	5,757
Key ratios – adjusted (7)		
Selected balance sheet and other information		
ROE – adjusted	10.6%	15.8%
Pre-tax margin – adjusted	18.7%	25.8%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items

(Millions of Canadian dollars, except percentage amounts)	2023 vs. 2022
Increase (decrease):	
Total revenue	$ 441
PCL	10
Non-interest expense	369
Net income	50
Percentage change in average U.S. dollar equivalent of C$1.00	(4)%
Percentage change in average British pound equivalent of C$1.00	(3)%
Percentage change in average Euro equivalent of C$1.00	(5)%

(1) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(2) On July 3, 2023, we completed the partial sale of RBC Investor Services operations. The completion of the sale of the business of the U.K. branch of RBC Investor Services Trust and the RBC Investor Services business in Jersey remains subject to customary closing conditions, including regulatory approvals. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.
(3) Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(4) Represents year-end spot balances.
(5) In addition to Canadian Wealth Management, U.S. Wealth Management (including City National), International Wealth Management and Investor Services AUA includes $6,200 million (2022 – $6,400 million) related to GAM.
(6) Represents client-facing advisors across all our Wealth Management businesses.
(7) These are non-GAAP measures and non-GAAP ratios. During the year ended October 31, 2023, we recognized impairment losses of $177 million (before–tax $242 million) on our interest in an associated company. For further details on this specified item, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Client assets – AUA — Table 23

(Millions of Canadian dollars)	2023	2022
AUA, beginning balance (1)	$ 1,387,900	$ 1,322,300
Asset inflows	414,600	380,600
Asset outflows	(396,400)	(325,100)
Total net flows (1)	18,200	55,500
Market impact	44,400	(153,000)
Acquisitions/dispositions	–	79,800
Foreign exchange/other	42,400	83,300
Total market, acquisition/dispositions and foreign exchange/other impact (1)	86,800	10,100
AUA, balance at end of year (1)	1,492,900	1,387,900
Investor Services, balance at end of year (2)	2,488,600	3,906,900
Total AUA	$ 3,981,500	$ 5,294,800

(1) Includes AUA from the following lines of business; Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management and International Wealth Management.

(2) Includes the impact from the partial sale of RBC Investor Services operations. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.

AUA by geographic mix and asset class — Table 24

(Millions of Canadian dollars)	2023	2022
Canada (1), (2)		
Money market	$ 21,600	$ 26,200
Fixed income	46,100	30,500
Equity	86,700	81,800
Multi-asset and other	388,800	369,500
Total Canada	543,200	508,000
U.S. (1), (2)		
Money market	31,600	40,700
Fixed income	131,600	116,000
Equity	271,600	246,300
Multi-asset and other	318,000	297,100
Total U.S.	752,800	700,100
Other International (1), (2)		
Money market	18,800	16,600
Fixed income	11,300	8,900
Equity	49,300	47,000
Multi-asset and other	117,500	107,300
Total International	196,900	179,800
AUA, balance at end of year (2)	1,492,900	1,387,900
Investor Services, balance at end of year (3)	2,488,600	3,906,900
Total AUA	$ 3,981,500	$ 5,294,800

(1) Geographic information is based on the location from where our clients are served.

(2) Includes AUA from the following lines of business; Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management and International Wealth Management.

(3) Includes the impact from the partial sale of RBC Investor Services operations. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.

Client assets – AUM — Table 25

	2023					2022
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance	$ 37,800	$ 195,600	$ 129,400	$ 628,700	$ 991,500	$ 1,000,600
Institutional inflows	160,200	52,500	7,000	19,500	239,200	175,600
Institutional outflows	(159,400)	(42,300)	(10,000)	(14,300)	(226,000)	(180,000)
Personal flows, net	800	2,600	(2,100)	9,000	10,300	21,000
Total net flows	1,600	12,800	(5,100)	14,200	23,500	16,600
Market impact	800	2,900	4,600	19,200	27,500	(116,700)
Acquisition/dispositions	–	–	–	–	–	58,500
Foreign exchange	400	3,500	800	11,700	16,400	32,500
Total market, acquisition/dispositions and foreign exchange impact	1,200	6,400	5,400	30,900	43,900	(25,700)
AUM, balance at end of year	$ 40,600	$ 214,800	$ 129,700	$ 673,800	$ 1,058,900	$ 991,500

Financial performance
2023 vs. 2022
Net income decreased $783 million or 24% from last year, mainly attributable to higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National. Higher PCL and the impact of the specified item relating to impairment losses on our interest in an associated company also contributed to the decrease. These factors were partially offset by higher net interest income driven by higher interest rates. Adjusted net income decreased $606 million or 19%.

Total revenue increased $1,301 million or 8%, primarily due to the inclusion of RBC Brewin Dolphin, higher net interest income driven by higher interest rates partially offset by lower deposits, as well as the impact of foreign exchange translation. These factors were partially offset by the impact of the specified item relating to impairment losses on our interest in an associated company. Adjusted total revenue increased $1,543 million or 9%.

PCL increased $295 million, primarily in U.S. Wealth Management (including City National), mainly reflecting higher provisions on impaired loans largely in the real estate and related and telecom and media sectors resulting in a 14 bps increase in the PCL on impaired loans ratio. Higher provisions on performing loans, primarily reflecting unfavourable changes to our macroeconomic forecast and credit quality, also contributed to the increase.

Non-interest expense increased $2,113 million or 18%, mainly due to the inclusion of RBC Brewin Dolphin and related costs. Higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National, as well as the impact of foreign exchange translation also contributed to the increase.

AUA decreased $1,313 billion or 25%, primarily in the Investor Services line of business reflecting the partial sale of RBC Investor Services operations. This was partially offset by AUA growth in other Wealth Management lines of business, mainly due to the impact of market appreciation and foreign exchange translation as well as net sales.

AUM increased $67 billion or 7%, primarily due to the impact of market appreciation. Net sales and the impact of foreign exchange translation also contributed to the increase.

For further details on specified items, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service Canadian wealth advisory business, which is the largest in Canada as measured by AUA, with over 2,000 investment advisors providing comprehensive financial solutions with a focus on HNW and UHNW clients. Additionally, we provide discretionary investment management and estate and trust services to our clients through over 120 investment counsellors and over 115 trust professionals across Canada.

We compete with domestic banks and trust companies, investment counselling firms, bank-owned full-service brokerages and boutique brokerages, mutual fund companies and global private banks. In Canada, bank-owned wealth managers continue to be the major players.

Financial performance
Revenue increased $135 million or 3% from last year, primarily due to higher average fee-based client assets, largely driven by net sales, as well as higher net interest income from higher interest rates partially offset by lower deposits.

Selected highlights — Table 26

(Millions of Canadian dollars)	2023	2022
Total revenue	**$ 4,443**	$ 4,308
Other information		
Average loans and acceptances, net	**5,200**	5,600
Average deposits	**20,900**	28,600
AUA (1)	**548,600**	511,300
AUM (1)	**184,300**	171,700
Average AUA	**536,100**	519,600
Average AUM	**182,200**	171,800

(1) Represents year-end spot balances.

Average AUA and AUM (Millions of Canadian dollars)


600,000
500,000
400,000
300,000
200,000
100,000
0
2023
2022
AUA
AUM

U.S. Wealth Management (including City National)

U.S. Wealth Management (including City National) encompasses PCG and our C&C businesses. PCG is the 6th largest full-service wealth advisory firm in the U.S., as measured by number of advisors, with over 2,100 financial advisors. Our C&C business delivers clearing and execution services for small to mid-sized independent broker-dealers and registered investment advisor firms. City National provides comprehensive financial solutions to affluent individuals, entrepreneurs, professionals, their businesses and their families, and other clients who value personalized banking relationships through a high-touch service model, proactive advice and financial solutions. City National offers a broad range of lending, deposit, cash management, equipment financing, wealth management and other products and services. In the U.S., we operate in a fragmented and highly competitive industry. Our competitors include other broker-dealers, commercial banks and other financial institutions that service HNW and UHNW individuals, entrepreneurs and their businesses.

Financial performance
Revenue increased $521 million or 7% from last year. In U.S. dollars, revenue increased $151 million or 3%, mainly due to higher net interest income driven by higher interest rates partially offset by lower deposits. Higher revenue from sweep deposits also contributed to an increase in transactional revenue. These factors were partially offset by the impact of the specified item relating to impairment losses on our interest in an associated company and gains on the sale of certain non-core affiliates in the same period last year. Adjusted revenue in U.S. dollars increased $326 million or 6%.

NIM was up 15 bps, reflecting the impact of the higher interest rate environment.

For further details on specified items, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Selected highlights — Table 27

(Millions of Canadian dollars, except as otherwise noted)	2023	2022
Total revenue	$ 7,969	$ 7,448
Other information		
(Millions of U.S. dollars)		
Total revenue	5,908	5,757
NIM	2.53%	2.38%
Average earning assets, net	103,500	98,100
Average loans, guarantees and letters of credit, net	75,900	68,800
Average deposits	83,200	90,600
AUA (1)	542,800	513,700
AUM (1)	176,900	159,200
Average AUA	544,000	538,100
Average AUM	174,500	168,100

(1) Represents year-end spot balances.

Average AUA and AUM (Millions of U.S. dollars)


600,000
500,000
400,000
300,000
200,000
100,000
0
2023
2022
AUA
AUM

Global Asset Management

GAM provides global investment management services and solutions for individual and institutional investors in Canada, the U.K., the U.S., Europe and Asia. We provide a broad range of investment management services through mutual, pooled and private funds, fee-based accounts and separately managed portfolios. We distribute our investment solutions through a broad network of bank branches, our self-directed and full-service wealth advisory businesses, independent third-party advisors and private banks, and directly to individual clients. We also provide investment solutions directly to institutional clients, including pension plans, insurance companies, corporations, endowments and foundations.

We are the largest retail fund company in Canada measured by AUM, as well as a leading institutional asset manager. We face competition in Canada from banks, insurance companies and asset management organizations. The Canadian fund management industry is large and mature, but remains a relatively fragmented industry.

In the U.S., our asset management business offers investment management solutions and services, primarily to institutional investors, and competes with independent asset management firms, as well as those that are part of national and international banks and insurance companies.

Internationally, through our global capabilities distributed under the brand RBC BlueBay Asset Management, we offer investment management solutions for institutions and, through private banks including RBC Wealth Management®, to HNW and UHNW investors. We face competition from asset managers that are owned by international banks, as well as national and regional asset managers in the geographies where we serve clients.

Financial performance
Revenue decreased $41 million or 2% from last year, mainly due to lower average fee-based client assets, largely driven by unfavourable market conditions. This was partially offset by changes in the fair value of seed capital investments.

Selected highlights — Table 28

(Millions of Canadian dollars)	2023	2022
Total revenue	$ 2,626	$ 2,667
Other information		
Canadian net long-term mutual fund sales (redemptions) (1)	(11,367)	(5,246)
Canadian net money market mutual fund sales (redemptions) (1)	1,121	(127)
AUM (2)	541,300	522,700
Average AUM	550,700	562,200



(1) As reported to the Investment Funds Institute of Canada. Includes all prospectus-based mutual funds across our Canadian GAM businesses.
(2) Represents year-end spot balances.

Average AUM (Millions of Canadian dollars)


600,000
500,000
400,000
300,000
200,000
100,000
0
2023
2022

International Wealth Management

International Wealth Management includes operations in the U.K., Ireland, the Channel Islands and Asia. We provide customized and integrated wealth management solutions to HNW, UHNW and corporate clients in key financial centres. Competitors to our International Wealth Management business include global wealth managers, traditional private banks and domestic wealth managers.

Financial performance
Revenue increased $847 million from last year, primarily reflecting the inclusion of RBC Brewin Dolphin, as well as an increase in net interest income driven by higher interest rates.

Selected highlights — Table 29

(Millions of Canadian dollars)	2023	2022
Total revenue	$ 1,273	$ 426
Other information		
Average loans, guarantees and letters of credit, net	4,800	5,000
Average deposits	11,800	12,300
AUA (1), (2)	185,400	170,100
AUM (1), (2)	87,900	80,100
Average AUA	185,200	97,200
Average AUM	89,600	15,400

(1) Represents year-end spot balances.
(2) AUA and AUM reflect the inclusion of $79,800 million and $72,400 million, respectively, due to the acquisition of RBC Brewin Dolphin, which closed on September 27, 2022.

Average AUA and AUM (Millions of Canadian dollars)


200,000
150,000
100,000
50,000
0
2023
2022
AUA
AUM

Investor Services

Investor Services delivers asset servicing solutions to Canadian and U.K. asset managers and asset owners, investment counsellors and other financial institutions. Our product and service offering includes custody, fund administration, shareholder services, middle office and market services (including foreign exchange, securities finance and cash/liquidity management). Competitors to our Investor Services business include domestic and international custodians with Canadian and U.K. operations.

Financial performance
Revenue decreased $161 million or 12% from last year, primarily due to reduced revenue following the partial sale of RBC Investor Services operations, partially offset by the gain on the sale.

Selected highlights — Table 30

(Millions of Canadian dollars)	2023	2022
Total revenue (1)	$ 1,233	$ 1,394
Other information		
Average deposits (1)	18,000	39,203
AUA (1), (2)	2,488,600	3,906,900
Average AUA (1)	3,525,500	4,392,600



(1) Amounts reflect the impact of the partial sale of RBC Investor Services operations, which was completed on July 3, 2023. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.
(2) Represents year-end spot balances.

Average AUA (Millions of Canadian dollars)


6,000,000
4,000,000
2,000,000
0
2023
2022

Insurance

RBC Insurance® offers a comprehensive suite of advice and solutions for individual and business clients, including life, health, wealth, property & casualty, travel, group benefits, annuities, and reinsurance.

$5.7 billion	> 4.8 million	2,781
Total revenue	Number of clients	Employees



Premiums and Deposits



$5.9 billion
Total premiums and deposits

- 45% Life and Health
- 45% Annuity
- 8% Segregated Fund Deposits
- 2% Property and Casualty

RBC Insurance® is one of the largest Canadian bank-owned insurance organizations on a total revenue basis and operates under two business lines: Canadian Insurance and International Insurance.

In Canada, we offer life, health, travel, wealth accumulation solutions, and annuities to individuals and businesses. We also offer property & casualty insurance through a distribution agreement with Aviva Canada. Our products and services are distributed through multiple channels, including proprietary sales force, digital platforms, and a network of independent brokers and partners.

Outside Canada, we operate globally in the reinsurance and retrocession markets offering longevity reinsurance, life retrocession, and reinsurance for creditor life, disability, and critical illness.

2023 Operating environment

- In Canada, the industry continued to face challenges and opportunities, including a higher interest rate environment, generational and demographic change, the growing importance of an omnichannel experience, and novel distribution partnerships to reach new client segments. In response, we continued our journey towards becoming a client-led organization underpinned by superior advice and solutions to provide clients with the coverage they need. We sustained a strong presence across most insurance businesses serving retail and business clients and remain well-positioned to deliver innovative products through our strong network of advisors and partners. Additionally, progress has been realized across our strategic objectives to establish digital leadership and to develop and sustain excellence in distribution. Prioritizing investment in our people and positioning ourselves as an employer of choice also remains a key area of focus. Our ambition is to be at the forefront of tailored, client-led advice and solutions, leveraging technology and data.
- In the U.K., the reinsurance market for longevity risk transfer remains competitive. Our business strategy continues to selectively pursue niche opportunities in the longevity markets as potential clients actively manage longevity risk.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2023	PRIORITIES IN 2024
Grow our core insurance business	Generated over $1B in group annuity new business sales representing ~20% growth, and providing retirement income security to more Canadian retirees Maintained leadership in market share for individual disability insurance Enhanced our mental health offering in partnership with Personalize Prescribing Inc. (PPI), providing access to affordable drug compatibility testing for all group plan members and their eligible dependents before a mental illness becomes debilitating	Drive profitable business growth by continuing the journey to become a client-led organization underpinned by superior advice and solutions Grow our client base by leveraging proprietary channels to deepen client relationships across multiple products and solutions
Develop and sustain excellence in distribution	Ranked #1 for broker relationship management capabilities[1] and #1 proprietary insurance distribution network[2] Reduced end-to-end cycle time for life insurance applications by 5 days through process re-design Launched RBC YourTerm® on the eApplication platform for our proprietary sales force, providing digital signature capability, and eliminating the need for signature booklets	Drive deep client relationships through distribution excellence, including channel growth and by supporting our agents and partners with best-in-class tools, and unique value propositions
Accelerate investments in product innovation, digitization, and data	Achieved a near 40% reduction in claim decision time for individual disability claims through end-to-end process review and optimization Developed and implemented predictive analytics data models to assist in claims processing, fraud detection, and personalized product recommendations for clients Launched digital enrollment solutions for Guarantee Standard Issue® (GSI®) clients, automating the entire intake process including application, underwriting, policy issue, settlement, and online policy view Partnered with Epilogue Wills, one of the leading digital estate planning tools in the market, launching a new digital capability to embed a fully integrated and interactive quote for the RBC Simplified® Term insurance product Launched Wealth electronic forms for segregated funds to simplify the way we do business by reducing manual transaction costs while also improving the advisor and client experience	Invest in technology, digital, and data capabilities to drive market leading experience with personalized, easy to navigate end-to-end integrated consumer journeys
Evolve our risk culture	Published the inaugural market update on the funds in participating life account. The funds outperformed the overall market as well as participating competitor funds in a turbulent year In partnership with Medaca Health Group, we enhanced our disability claims management practices by providing individuals on disability and struggling with mental health diagnosis, with rapid access to workplace psychiatrists and mental health professionals Progressed final preparations for the implementation of the new accounting standard IFRS 17 effective for us on November 1, 2023	Evolve our robust risk frameworks, controls, and risk culture to enable business growth in strategic areas, protect clients, and meet the expectations of both federal and provincial regulators
Attract, grow, and retain future-ready talent	Remained a highly engaged, diverse workforce receptive to change and willing to go above and beyond to serve our clients and deliver strong ROE to RBC Launched a Diversity Champion program to promote awareness and discussion on psychological safety and explore the individual and collective meaning of diversity, inclusion, equity and belonging	Elevate leadership capabilities to grow and develop talent Continue to strengthen our culture of inclusion and belonging Drive a high-performance culture that empowers and enables people to deliver on our ambitious goals

Outlook

The insurance industry is expected to continue experiencing change in fiscal 2024 driven by demographic change, the growing importance of the omnichannel experience, clients' need for holistic financial advice, and distribution innovation. As Canadians focus more attention on having a seamless experience transitioning between a digital interface and advisors, we will remain focused on further strengthening our client-led advice and solutions and leveraging technology and data to provide a seamless client experience. We will seek to maintain our strength by investing in operational improvements, enhancing the omnichannel client experience, and focusing on sustainable growth. This will enable achievement of our goal of being an innovative, client-focused provider of a full suite of insurance solutions and should allow us to thrive in a rapidly changing environment.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

[1] NMG Consulting Canadian Individual Life Insurance Study 2022
[2] Investment Executive Insurance Advisors' Report Card

Insurance — Table 31

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2023	2022
Non-interest income		
Net earned premiums	$ 5,131	$ 4,653
Investment Income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	326	(1,363)
Fee income	218	220
Total revenue	5,675	3,510
PCL	–	–
Insurance policyholder benefits and claims (1)	3,699	1,468
Insurance policyholder acquisition expense	323	315
Non-interest expense	653	588
Income before income taxes	1,000	1,139
Net income	$ 803	$ 857
Revenue by business		
Canadian Insurance	$ 3,087	$ 653
International Insurance	2,588	2,857
Key ratios		
ROE	37.3%	36.4%
Selected balance sheet information		
Average total assets	$ 23,500	$ 22,500
Other information		
Premiums and deposits (2)	$ 5,929	$ 5,498
Canadian Insurance	3,385	2,999
International Insurance	2,544	2,499
Insurance claims and policy benefit liabilities	11,966	11,511
Fair value changes on investments backing policyholder liabilities (1)	(91)	(1,888)
Number of employees (FTE)	2,781	2,731

(1) Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as FVTPL. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in PBCAE.
(2) Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.

Financial performance

2023 vs. 2022

Net income decreased $54 million or 6% from last year, largely due to higher capital funding costs, partially offset by improved claims experience.

Total revenue increased $2,165 million or 62%, primarily reflecting the change in fair value of investments backing policyholder liabilities, higher group annuity sales, and business growth across most products, all of which are largely offset in PBCAE as indicated below.

PBCAE increased $2,239 million, primarily reflecting the change in fair value of investments backing policyholder liabilities, higher group annuity sales, and business growth across most products, all of which are largely offset in revenue. These factors were partially offset by improved claims experience.

Non-interest expense increased $65 million or 11%, largely due to higher staff-related costs and ongoing technology investments.

Business line review

Canadian Insurance

We offer life, health, travel, wealth accumulation solutions, and annuities to individuals and businesses across Canada. We also offer property & casualty insurance through a distribution agreement with Aviva Canada. Our life and health portfolio includes participating whole life, term life, critical illness, disability, and group benefits, including long-term disability, and health and dental insurance. Wealth solutions include a family of segregated funds as well as individual annuities. Our travel products include out-of-province/country medical coverage, and trip cancellation and interruption insurance.

Our group annuities business helps defined benefit pension plan sponsors better manage and control risk. RBC Insurance® has a set of strategies and initiatives aimed at building our momentum and positioning us for growth in this product line, where companies are increasingly looking to transfer the risks associated with their pension obligations to insurance companies – either through group annuity contracts or longevity swap products.

In Canada, many of our competitors specialize in either life and health, wealth, or in property and casualty products. As a multi-line carrier, we offer a broad suite of solutions, increasing convenience for our clients. Many of our solutions hold market leadership positions, including our disability insurance, term life, and group annuity products.

Financial performance
Total revenue increased $2,434 million from last year, primarily reflecting the change in fair value of investments backing policyholder liabilities, higher group annuity sales, and business growth across most products, all of which are largely offset in PBCAE.

Premiums and deposits increased $386 million or 13%, mainly driven by group annuity and individual and group life and health sales, partially offset by segregated fund products.

Selected highlights — Table 32

(Millions of Canadian dollars)	2023	2022
Total revenue	**$ 3,087**	$ 653
Other information		
Premiums and deposits		
Life and health	**1,614**	1,416
Property and casualty	**108**	81
Annuity	**1,067**	834
Segregated fund deposits	**596**	668
Fair value changes on investments backing policyholder liabilities	**(224)**	(2,259)

Premiums and deposits (Millions of Canadian dollars)


4,000
3,000
2,000
1,000
0
2023
2022
Life and health
Annuity
Property and casualty
Segregated fund

International Insurance

International Insurance is comprised of our reinsurance product lines which reinsure risks of other insurance and reinsurance companies. We offer life, health, and longevity reinsurance solutions.

The global reinsurance market is competitive as there are many participants. Market share is largely held by a small number of reinsurers, with RBC Insurance® continuing to selectively pursue niche opportunities.

Financial performance
Total revenue decreased $269 million or 9% from last year, primarily reflecting the change in fair value of investments backing policyholder liabilities, which is largely offset in PBCAE.

Premiums and deposits increased $45 million or 2%.

Selected highlights — Table 33

(Millions of Canadian dollars)	2023	2022
Total revenue	**$ 2,588**	$ 2,857
Other information		
Premiums and deposits		
Life and health	**1,040**	1,044
Annuity	**1,504**	1,455
Fair value changes on investments backing policyholder liabilities	**133**	371

Premiums and deposits (Millions of Canadian dollars)


4,000
3,000
2,000
1,000
0
2023
2022
Life and health
Annuity

Capital Markets

RBC Capital Markets® is a premier global investment bank providing expertise in advisory & origination, sales & trading, lending & financing and transaction banking to corporations, institutional clients, asset managers, private equity firms and governments globally. Our professionals provide clients with the advice, products, and services their businesses need from 60 offices in 16 countries. Our presence extends across North America, the U.K. & Europe, Australia, Asia and other regions.

> 21,500	#9	7,253
Number of clients	Global league table rankings[1]	Employees



Revenue by Geography


$11.1 billion
Total revenue
49% U.S.
29% Canada
17% U.K. & Europe
5% Australia, Asia & other regions

We operate two main business lines, Corporate & Investment Banking and Global Markets.

In North America, we offer a full suite of products and services which include equity and debt origination and distribution, advisory services, sales & trading, and transaction banking. In Canada, we are a market leader with a strategic presence in all lines of capital markets businesses. In the U.S., where our competitors include large global investment banks, we have a full industry sector coverage and investment banking product range, as well as capabilities in credit, secured lending, municipal finance, fixed income, currencies & commodities, and equities.

Outside North America, we have a targeted strategic presence in the U.K. & Europe, Australia, Asia & other markets aligned to our global expertise. In the U.K. & Europe, we offer a diversified set of capabilities in key industry sectors of focus. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured financing, as well as corporate & investment banking.

2023 Operating environment

- The fiscal 2023 operating environment was characterized by an uncertain outlook amidst financial sector turmoil, slower economic growth, persistent inflation and ongoing geopolitical risks. While industry-wide fee pools continue to remain muted as clients largely maintain a risk-off position, our market share gains helped deliver strong results.
- Trading activity remained elevated as we saw improvement in the credit trading environment as well as robust results in macro-focused businesses, such as rates and foreign exchange, underpinned by strong client flows. We continued to be disciplined with our moderate growth strategy in our lending business. Despite elevated funding costs putting pressure on net interest margins, we delivered strong results and our balance sheet strength enabled us to continue to support our clients during the 2023 fiscal year.
- The credit environment was impacted by slowing economic growth and rising interest rates, resulting in higher provisions on impaired and performing loans.

[1] Source: Dealogic, based on global investment bank fees, Fiscal 2023

Strategic priorities

OUR STRATEGY	PROGRESS IN 2023	PRIORITIES IN 2024
Grow and deepen client relationships	Delivered holistic coverage to clients and deepened key relationships, resulting in high quality mandates and notable wins in Corporate & Investment Banking and Global Markets Awarded Best Investment Bank in Canada as part of Euromoney's Awards of Excellence in 2023 Notable client examples include: • Exclusive Buyside Advisor to Saint-Gobain on its C$1.3 billion acquisition of Building Products of Canada • Joint Active Bookrunner on American Water Works Company's US$1.7 billion follow-on equity offering	Extend our client centric approach and drive multi-product global client relationships to gain market share Strengthen client coverage in underpenetrated sectors and products Drive greater collaboration and connectivity across RBC to better support clients
Lead with advice and extend capabilities	Built new product capabilities, including in U.S. Cash Management, and expanded in advisory areas including in risk solutions to lead with ideas and insights Notable client examples include: • Exclusive Financial Advisor to TransAlta Corporation and provided fairness opinion to the Board of Directors on the acquisition of the outstanding common shares of TransAlta Renewables for consideration of C$1.4 billion • Exclusive Financial Advisor on the sale of 20% of Corient (CI Financial's U.S. Wealth Management business) for US$1.0 billion (implying US$5 billion Enterprise Value), the largest private transaction in the wealth management sector in 2023	Further grow in areas of advisory and origination, through additional investments and partnerships across Corporate & Investment Banking and Global Markets Continue to advance ESG initiatives, including supporting clients in achieving their energy transition goals
Leverage digital and data to deliver innovative solutions	Expanded our digital research platform into next generation applications, utilizing alternative data Launched Aiden® Arrival, the second algorithm on RBC's AI-based electronic trading platform, in Europe. RBC Capital Markets was ranked 2nd overall among North American and European banks at incorporating and advancing AI technology by Evident AI Index in February 2023	Generate differentiated insights and thought leadership leveraging Elements, RBC's alternative data and analytics platform Advance the client digital experience and broaden electronic execution capabilities
Prioritize and align for impact	Integrated Treasury Services and Transaction Banking into Capital Markets, driving stronger strategic alignment across the business Further embedded a culture of productivity and efficiency to enable accelerated investments	Strategically invest across talent, technology and capital, prioritizing areas of greatest impact Align business and functional strategies to improve execution on an end-to-end basis to build scale and maximize return on investment
Drive agility and ease of doing business	Prioritized investments in technology and functional infrastructure in alignment with business strategy Shifted investment mix more towards client digitization and new product capabilities	Simplify functional processes to improve client and employee experience Continue to drive cross-platform and geographic collaboration across businesses and asset classes
Engage, enable and empower our talent	Invested in talent across internal promotions and external senior hires, and increased internal mobility Progressed diverse representation by embedding our Diversity & Inclusion (D&I) strategy more deeply into the business Recognized as the Best FX Bank for Diversity as part of the Euromoney's 2023 FX Awards	Elevate leadership capabilities to grow and develop talent Advance diverse representation and continue to strengthen our culture of inclusion and belonging Drive a high-performance culture that empowers and enables people to deliver on our ambitious goals

Outlook

In fiscal 2024, the outlook remains uncertain and financial market volatility is expected to persist. Amidst these market dynamics, we expect Global Investment Banking fee pools to return to historical levels with some moderation in Global Markets industry revenue pools. We will continue to pursue market share growth in both our Corporate & Investment Banking and Global Markets businesses. In Investment Banking, we will continue to focus on targeted sectors and investment in talent, with an emphasis on advisory products. In Global Markets, our focus remains on delivering robust results through continued resource optimization, acceleration of cross-selling activities, further deployment of electronic and digital capabilities, and building on our strong risk management practices. In Corporate Banking, following higher levels of balance sheet deployment in support of client financing demands in fiscal 2023, we will continue to pursue a disciplined growth approach to deepen relationships with lending clients to drive growth in our non-lending businesses. This strategy will continue to be underpinned by strong credit risk management practices, optimization of our financial resources and supporting our clients in the execution of their strategies.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Capital Markets		Table 34
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2023	2022 (1)
Net interest income (2)	$ 3,379	$ 4,944
Non-interest income (2)	7,672	5,005
Total revenue (2)	11,051	9,949
PCL on performing assets	125	(32)
PCL on impaired assets	436	19
PCL	561	(13)
Non-interest expense	6,509	5,816
Income before income taxes	3,981	4,146
Net income	$ 4,139	$ 3,368
Revenue by business		
Corporate & Investment Banking	$ 5,375	$ 4,765
Global Markets	6,013	5,619
Other	(337)	(435)
Key ratios		
ROE	14.6%	12.1%
Selected balance sheet information		
Average total assets	$ 1,107,100	$ 1,056,100
Average trading securities	160,900	139,400
Average loans and acceptances, net	144,900	131,400
Average deposits	291,700	284,800
Other information		
Number of employees (FTE)	7,253	7,017
Credit information		
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.01%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items

(Millions of Canadian dollars, except percentage amounts)	2023 vs. 2022
Increase (decrease):	
Total revenue	$ 374
PCL	19
Non-interest expense	186
Net income	165
Percentage change in average U.S. dollar equivalent of C$1.00	(4)%
Percentage change in average British pound equivalent of C$1.00	(3)%
Percentage change in average Euro equivalent of C$1.00	(5)%

(1) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(2) The teb adjustment for 2023 was $559 million (2022 – $572 million). For further discussion, refer to the How we measure and report our business segments section.

Revenue by region (Millions of Canadian dollars)



12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
2023
2022
Australia, Asia & other regions
U.K. & Europe
U.S.
Canada

Financial performance
2023 vs. 2022
Net income increased $771 million or 23% from last year, mainly due to lower taxes reflecting changes in earnings mix, higher revenue in Corporate & Investment Banking and Global Markets and the impact of foreign exchange translation. These factors were partially offset by higher PCL, higher compensation and ongoing technology investments.

Total revenue increased $1,102 million or 11%, mainly due to higher fixed income trading across all regions. The prior year also included the impact of loan underwriting markdowns. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower equity trading revenue across all regions.

PCL was $561 million compared to $(13) million last year, mainly reflecting higher provisions on impaired loans across most sectors, resulting in a 29 bps increase in the PCL on impaired loans ratio. Provisions taken on performing loans in the current year driven by unfavourable changes to our macroeconomic forecast and credit quality outlook also contributed to the increase.

Non-interest expense increased $693 million or 12%, mainly due to higher compensation on increased results, the impact of foreign exchange translation and ongoing technology investments.

Business line review

Corporate & Investment Banking

Corporate & Investment Banking comprises our corporate lending, municipal finance, loan syndication, debt and equity origination, M&A advisory services and transaction banking services. For debt and equity origination, revenue is allocated between Corporate & Investment Banking and Global Markets based on the contribution of each group in accordance with an established agreement.

Financial performance

Corporate & Investment Banking revenue of $5,375 million increased $610 million or 13% from last year.

Investment Banking revenue increased $279 million or 16%, as the prior year included the impact of loan underwriting markdowns, partially offset by lower loan syndication activity across most regions this year.

Lending and other revenue increased $331 million or 11%, primarily due to improved margins in transaction banking and higher securitization financing revenue.

Selected highlights — Table 35

(Millions of Canadian dollars)	2023	2022 (1)
Total revenue (2)	$ 5,375	$ 4,765
Breakdown of revenue (2)		
Investment banking	2,065	1,786
Lending and other (3)	3,310	2,979
Other information		
Average assets	125,000	109,000
Average loans and acceptances, net	117,000	101,500

(1) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(2) The teb adjustment for the year ended October 31, 2023 was $135 million (October 31, 2022 – $39 million). For further discussion, refer to the How we measure and report our business segments section.
(3) Comprises our corporate lending, client securitization, and global credit businesses.

Breakdown of total revenue (Millions of Canadian dollars)


6,000
5,000
4,000
3,000
2,000
1,000
0
2023
2022
Investment banking
Lending and other

Global Markets

Global Markets comprises our sales and trading businesses including fixed income, foreign exchange, commodities, and equities, as well as our repo and secured financing products.

Financial performance

Global Markets revenue of $6,013 million increased $394 million or 7% from last year.

Revenue in our Fixed income, currencies and commodities business increased $654 million or 24%, largely driven by higher fixed income trading in the U.S. and Europe.

Revenue in our Equities business decreased $149 million or 10%, primarily due to lower equity trading revenue primarily in the U.S., partially offset by the impact of foreign exchange translation.

Revenue in our Treasury services & funding business decreased $111 million or 8%, mainly due to lower securities lending revenue.

Selected highlights — Table 36

(Millions of Canadian dollars)	2023	2022 (1)
Total revenue (2)	$ 6,013	$ 5,619
Breakdown of revenue (2)		
Fixed income, currencies and commodities	3,335	2,681
Equities	1,309	1,458
Treasury services and funding (3), (4)	1,369	1,480
Other information		
Average assets	968,000	930,000



(1) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(2) The teb adjustment for the year ended October 31, 2023 was $424 million (October 31, 2022 – $533 million). For further discussion, refer to the How we measure and report our business segments section.
(3) Effective the first quarter of 2023, the Treasury Services business moved to the Capital Markets segment, combining with our Repo and secured financing business. For further details, refer to the About Royal Bank of Canada section.
(4) Comprises our secured funding businesses for internal businesses and external clients.

Breakdown of total revenue (Millions of Canadian dollars)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2023
2022
Treasury services and funding
Global equities
Fixed income, currencies and commodities

Other

Other includes our legacy portfolio, which mainly consists of our U.S. commercial mortgage-backed securities (MBS), bank-owned life insurance (BOLI) derivative contracts and structured rates in Asia.

Financial performance
Other revenue increased $98 million or 22% from last year, mainly reflecting changes in the fair value of hedges related to our share-based compensation plans, which was largely offset in non-interest expense, as well as the impact of fair value changes in our legacy U.S. portfolios.

Corporate Support

Corporate Support consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function. Reported results for Corporate Support mainly reflect enterprise level activities which are not allocated to business segments. For further details, refer to the How we measure and report our business segments section.

Corporate Support — Table 37

(Millions of Canadian dollars)	2023	2022
Net interest income (loss) (1)	$ 1,181	$ (132)
Non-interest income (loss) (1), (2)	(1,442)	(728)
Total revenue (1), (2)	(261)	(860)
PCL	–	1
Non-interest expense (2)	668	(247)
Income (loss) before income taxes (1)	(929)	(614)
Income taxes (recoveries) (1)	(160)	(616)
Net income (loss)	$ (769)	$ 2

(1) Teb adjusted.
(2) Revenue for the year ended October 31, 2023, included gains of $111 million (October 31, 2022 – losses of $363 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $109 million (October 31, 2022 – $(289) million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.

Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).

The teb amount for the year ended October 31, 2023 was $559 million and was $572 million last year.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each year.

2023
Net loss was $769 million, primarily due to the impact of the CRD and other tax related adjustments of $1,050 million, as well as the after-tax impact of transaction and integration costs of $302 million relating to the planned acquisition of HSBC Canada, both of which are specified items. These factors were partially offset by a specified item relating to certain deferred tax adjustments of $578 million. In addition, the net loss includes an unfavourable impact from residual unallocated items offset by a favourable impact from tax-related items.

For further details on specified items, refer to the Key performance and non-GAAP measures section.

2022
Net income was $2 million. Net favourable tax adjustments and asset/liability management activities were offset by residual unallocated items.

Quarterly financial information

Fourth quarter performance

Q4 2023 vs. Q4 2022
Fourth quarter net income of $4,131 million was up $249 million or 6%. Diluted EPS of $2.90 was up $0.16 and ROE of 15.2% was down 40 bps. Our CET1 ratio of 14.5% was up 190 bps from a year ago. Our earnings were up primarily due to a specified item relating to certain deferred tax adjustments, as well as a favourable impact from tax-related items, which are both reported in Corporate Support. Higher earnings in Capital Markets and Insurance also contributed to the increased results, which were partially offset by lower earnings in Wealth Management and Personal & Commercial Banking.

Total revenue increased $459 million or 4%, largely due to higher average fee-based client assets reflecting net sales and the inclusion of RBC Brewin Dolphin and higher spreads and average volume growth in Canadian Banking. A favourable impact from tax-related items also contributed to the increase. These factors were partially offset by the impact of economic hedges, impairment losses on our interest in an associated company in Wealth Management, and lower equity trading revenue in Capital Markets.

Total PCL of $720 million increased $339 million or 89%, primarily reflecting higher provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio of 34 bps increased 16 bps.

PBCAE decreased $24 million or 21%, primarily reflecting the change in fair value of investments backing policyholder liabilities, improved claims experience and benefits from favourable reinsurance contract renegotiations. These factors were partially offset by lower favourable investment-related experience, business growth including group annuity sales and lower favourable annual actuarial assumption updates.

Non-interest expense increased $934 million or 13%, mainly attributable to higher staff costs, including severance, transaction and integration costs relating to the planned acquisition of HSBC Canada and the impact of legal provisions in our Wealth Management segment. The inclusion of RBC Brewin Dolphin and related costs and higher professional fees, largely reflecting continued investments in the operational infrastructure of City National, also contributed to the increase. These factors were partially offset by reduced expenses following the partial sale of RBC Investor Services operations.

Income tax expense decreased $1,039 million, primarily due to the impact of a specified item relating to certain deferred tax adjustments, changes in earnings mix and lower income before income taxes. The effective income tax rate of (1.5)% decreased 21.6% from last year, primarily due to the impact of certain deferred tax adjustments as noted above and changes in earnings mix.

Q4 2023 vs. Q3 2023

Net income of $4,131 million was up $259 million or 7% compared to last quarter, primarily due to a specified item relating to certain deferred tax adjustments, as well as a favourable impact from tax-related items, both in Corporate Support. These factors were partially offset by a specified item relating to impairment losses on our interest in an associated company, as well as the impact of legal provisions, both in Wealth Management.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1) — **Table 38**

	2023				2022			
(Millions of Canadian dollars, except per share and percentage amounts)	**Q4**	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Personal & Commercial Banking	**$ 5,718**	$ 5,563	$ 5,298	$ 5,541	$ 5,419	$ 5,182	$ 4,739	$ 4,803
Wealth Management (2)	**4,188**	4,402	4,394	4,560	4,287	3,997	3,973	3,986
Insurance	**589**	1,848	1,347	1,891	644	1,233	234	1,399
Capital Markets (2), (3)	**2,564**	2,679	2,662	3,146	2,505	1,889	2,531	3,024
Corporate Support (3)	**(33)**	(3)	(181)	(44)	(288)	(169)	(257)	(146)
Total revenue	**13,026**	14,489	13,520	15,094	12,567	12,132	11,220	13,066
PCL	**720**	616	600	532	381	340	(342)	105
PBCAE	**92**	1,379	1,006	1,545	116	850	(180)	997
Non-interest expense	**8,143**	7,861	7,494	7,675	7,209	6,386	6,434	6,580
Income before income taxes	**4,071**	4,633	4,420	5,342	4,861	4,556	5,308	5,384
Income taxes	**(60)**	761	771	2,128	979	979	1,055	1,289
Net income	**$ 4,131**	$ 3,872	$ 3,649	$ 3,214	$ 3,882	$ 3,577	$ 4,253	$ 4,095
EPS – basic	**$ 2.90**	$ 2.74	$ 2.58	$ 2.29	$ 2.75	$ 2.52	$ 2.97	$ 2.84
– diluted	**2.90**	2.73	2.58	2.29	2.74	2.51	2.96	2.84
Effective income tax rate	**(1.5)%**	16.4%	17.4%	39.8%	20.1%	21.5%	19.9%	23.9%
Period average US$ equivalent of C$1.00	**$ 0.732**	$ 0.750	$ 0.737	$ 0.745	$ 0.739	$ 0.783	$ 0.789	$ 0.787

(1) Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.
(3) Teb adjusted. For further discussion, refer to the How we measure and report our business segments section.

Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.

Trend analysis
Earnings over the period have been impacted by the factors noted below.

Personal & Commercial Banking revenue has benefitted from solid volume growth in loans and deposits over the period. NIM has been favourably impacted over the majority of the period by the higher interest rate environment. NIM has been adversely impacted by a shift in deposit mix in fiscal 2023.

Wealth Management revenue has generally benefitted from growth in average fee-based client assets, which was impacted by market conditions, and volume growth in loans over the period. The higher interest rate environment also favourably impacted revenue over the majority of the period. The revenue of RBC Brewin Dolphin has been included since the acquisition closed on September 27, 2022. On July 3, 2023, we completed the sale of the European asset servicing activities of RBC Investor Services and its associated Malaysian centre of excellence. The fourth quarter of 2023 reflected impairment losses on our interest in an associated company.

Insurance revenue has fluctuated over the period, primarily due to the impact of changes in the fair value of investments backing policyholder liabilities as well as the timing of group annuity sales, both of which are largely offset in PBCAE. Group annuity sales can vary significantly by quarter and are generally higher in the first half of the fiscal year.

Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. In the second half of fiscal 2022, there was a decline in global investment banking fee pools amidst challenging market conditions, including the impact of loan underwriting markdowns in the third quarter. In 2023, we saw strong client activity, driving higher sales & trading revenues particularly in the first quarter.

PCL is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, and exposures. Throughout the first half of 2022, we saw improvements in our macroeconomic forecast and credit quality outlook, as the economic impact from the COVID-19 pandemic eased in most regions, resulting in releases of provisions on performing assets. We have seen provisions on performing assets over the remainder of the period generally reflecting unfavourable changes in credit quality and our macroeconomic forecast. PCL on impaired assets was low during the early part of the period, but has trended upwards over the remainder of the period.

PBCAE has fluctuated over the period reflecting changes in the fair value of investments backing policyholder liabilities, which is impacted by changes in market conditions, as well as group annuity sales, both of which are largely offset in revenue. PBCAE has also fluctuated due to the impact of investment-related experience and claims costs over the period. Actuarial adjustments, which generally occur in the fourth quarter of each year, also impact PBCAE.

Non-interest expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology. Non-interest expenses of RBC Brewin Dolphin have been included since the acquisition closed on September 27, 2022. Beginning in fiscal 2023, expenses have also included transaction and integration costs relating to the planned acquisition of HSBC Canada.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The second and fourth quarters of 2022 reflected the impact of net favourable tax adjustments and an increase in income from lower tax rate jurisdictions, respectively. The first quarter of 2023 reflects the impact of the CRD and other tax related adjustments. The fourth quarter of 2023 reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities.

Financial condition

Condensed balance sheets

Table 39

As at October 31 (Millions of Canadian dollars)	2023	2022
Assets		
Cash and due from banks	$ 61,989	$ 72,397
Interest-bearing deposits with banks	71,086	108,011
Securities, net of applicable allowance (1)	409,730	318,223
Assets purchased under reverse repurchase agreements and securities borrowed	340,191	317,845
Loans		
Retail	569,951	549,751
Wholesale	287,826	273,967
Allowance for loan losses	(5,004)	(3,753)
Other – Derivatives	142,450	154,439
– Other (2)	126,773	126,339
Total assets	$ 2,004,992	$ 1,917,219
Liabilities		
Deposits	$ 1,231,687	$ 1,208,814
Other – Derivatives	142,629	153,491
– Other (2)	501,530	436,714
Subordinated debentures	11,386	10,025
Total liabilities	1,887,232	1,809,044
Equity attributable to shareholders	117,661	108,064
Non-controlling interests	99	111
Total equity	117,760	108,175
Total liabilities and equity	$ 2,004,992	$ 1,917,219

(1) Securities are comprised of trading and investment securities.
(2) Other – Other assets and liabilities include Segregated fund net assets and liabilities, respectively.

2023 vs. 2022

Total assets increased $88 billion or 5% from last year. Foreign exchange translation increased total assets by $14 billion.

Cash and due from banks was down $10 billion or 14%, mainly due to lower deposits with central banks, reflecting our short-term cash management activities.

Interest-bearing deposits with banks decreased $37 billion or 34%, largely due to the impact of the partial sale of RBC Investor Services operations. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements. Lower deposits with central banks also contributed to the decrease, reflecting our cash and liquidity management activities.

Securities, net of applicable allowance, were up $92 billion or 29%, largely due to higher government debt securities mainly reflecting cash management activities and business activities. Higher equity trading and corporate debt securities also contributed to the increase.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $22 billion or 7%, largely due to increased client demand. The impact of foreign exchange translation also contributed to the increase.

Loans (net of Allowance for loan losses) were up $33 billion or 4%, largely due to volume growth in residential mortgages and wholesale loans. The impact of foreign exchange translation also contributed to the increase.

Derivative assets were down $12 billion or 8%, primarily attributable to the impact of foreign exchange translation.

Total liabilities increased $78 billion or 4% from last year. Foreign exchange translation increased total liabilities by $14 billion.

Deposits increased $23 billion or 2% due to an increase in term deposits attributable to higher interest rates and the impact of foreign exchange translation. These factors were partially offset by a decrease in demand and notice deposits and the impact of the partial sale of RBC Investor Services operations.

Derivative liabilities were down $11 billion or 7%, primarily attributable to the impact of foreign exchange translation.

Other liabilities increased $65 billion or 15%, primarily due to higher obligations related to repurchase agreements (repos) reflecting increased client demand.

Total equity increased $10 billion or 9%, primarily reflecting earnings, net of dividends, and the issuance of common shares.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables and residential and commercial mortgage loans primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans as part of our sales and trading activities.

We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program. The majority of our securitization activities are recorded on our Consolidated Balance Sheets as we do not meet the derecognition criteria. During 2023 and 2022, we did not derecognize any mortgages securitized through the NHA MBS program. For further details, refer to Note 7 and Note 8 of our 2023 Annual Consolidated Financial Statements.

We also periodically securitize commercial mortgage loans by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to structured entities, one of which is sponsored by us. Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risks and rewards of ownership of the securitized assets. During the year ended October 31, 2023, we did not securitize any commercial mortgages (October 31, 2022 – $450 million). Our continuing involvement with the transferred assets is limited to servicing certain of the underlying commercial mortgages sold. As at October 31, 2023, there was $2 billion of commercial mortgages outstanding that we continue to service related to these securitization activities (October 31, 2022 – $2 billion).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers' financing and investing needs, including securitization of our clients' financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third-party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 8 of our 2023 Annual Consolidated Financial Statements.

Multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients' financial assets. Our clients primarily use our multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The conduits offer us a favourable revenue stream and risk-adjusted return.

We provide services such as transaction structuring, administration, backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Revenue for all such services amounted to $387 million during the year (October 31, 2022 – $296 million).

Our total commitment to the conduits in the form of backstop liquidity and credit enhancement facilities is shown below. The total committed amount of these facilities exceeds the total amount of the maximum assets that may have to be purchased by the conduits under the purchase agreements. As a result, the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amounts of these facilities.

Liquidity and credit enhancement facilities — **Table 40**

	2023			2022		
As at October 31 (Millions of Canadian dollars)	**Notional of committed amounts** (1)	**Allocable notional amounts**	**Maximum exposure to loss** (2)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)
Backstop liquidity facilities	**$ 54,713**	**$ 51,469**	**$ 51,469**	$ 48,235	$ 45,261	$ 45,261
Credit enhancement facilities (3)	**3,244**	**3,244**	**3,244**	2,974	2,974	2,974
Total	**$ 57,957**	**$ 54,713**	**$ 54,713**	$ 51,209	$ 48,235	$ 48,235

(1) Based on total committed financing limit.
(2) Not presented in the table above are derivative assets with a fair value of $2 million (October 31, 2022 – $25 million) which are a component of our total maximum exposure to loss from our interests in the multi-seller conduits. Refer to Note 8 of our 2023 Annual Consolidated Financial Statements for more details.
(3) Includes $18 million (October 31, 2022 – $14 million) of Financial standby letters of credit.

As at October 31, 2023, the notional amount of backstop liquidity facilities we provide increased $6 billion or 13% from last year, primarily due to an increase in outstanding securitized assets of the multi-seller conduits. The notional amount of partial credit enhancement facilities we provide increased $270 million or 9% from last year, primarily due to higher client usage of the multi-seller conduits.

Maximum exposure to loss by client type **Table 41**

As at October 31 (Millions of dollars)	2023 US$	2023 C$	2023 Total C$	2022 US$	2022 C$	2022 Total C$
Outstanding securitized assets						
Auto and truck loans and leases	**$ 11,197**	**$ 3,874**	**$ 19,402**	$ 10,553	$ 3,967	$ 18,351
Consumer loans	**4,170**	**–**	**5,783**	3,198	–	4,359
Credit cards	**4,226**	**510**	**6,371**	4,932	719	7,441
Dealer floor plan receivables	**1,075**	**592**	**2,083**	1,012	580	1,960
Equipment receivables	**2,086**	**965**	**3,858**	2,291	243	3,365
Fleet finance receivables	**1,835**	**190**	**2,735**	785	213	1,283
Commercial loans (1)	**542**	**530**	**1,282**	143	428	624
Residential mortgages	**–**	**1,785**	**1,785**	–	1,785	1,785
Student loans	**2,312**	**141**	**3,348**	2,013	139	2,882
Trade receivables	**2,954**	**–**	**4,097**	2,306	–	3,144
Transportation finance	**2,752**	**153**	**3,969**	2,119	153	3,041
Total	**$ 33,149**	**$ 8,740**	**$ 54,713**	$ 29,352	$ 8,227	$ 48,235
Canadian equivalent	**$ 45,973**	**$ 8,740**	**$ 54,713**	$ 40,007	$ 8,227	$ 48,235

(1) Exposures previously classified as Insurance premiums are now classified as Commercial loans, reflecting an alignment with rating agency classification and reporting.

Our overall exposure increased $6 billion or 13% compared to last year, primarily due to an increase in the outstanding securitized assets of the multi-seller conduits. All of the multi-seller conduits transactions were internally rated A or above. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system as outlined in the internal ratings map in the credit risk section.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in the U.S. multi-seller conduits are reviewed by Moody's Investors Service (Moody's‡), Standard & Poor's (S&P‡) and Fitch Ratings (Fitch‡). Transactions in two of the Canadian multi-seller conduits are reviewed by DBRS Morningstar (DBRS‡) and Moody's while one of the Canadian multi-seller conduits is also reviewed by S&P. Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

As at October 31, 2023, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $37 billion, an increase of $4 billion or 12% from last year, primarily due to higher client usage. The rating agencies that rate the ABCP rated 100% (October 31, 2022 – 100%) of the total amount issued within the top ratings category.

Structured finance

We provide liquidity facilities to certain municipal bond tender option bond trusts in which we have an interest but do not consolidate because the residual certificates issued by the tender option bond trusts are held by third parties. As at October 31, 2023, our maximum exposure to loss from these unconsolidated municipal bond tender option bond trusts was $3 billion (October 31, 2022 – $3 billion).

We provide senior warehouse financing to unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations (CLO). Subordinated financing is provided during the warehouse phase by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorbs losses prior to ourselves as the senior lender. A portion of the proceeds from the sale of the term CLO is used to fully repay the senior warehouse financing that we provide. As at October 31, 2023, our maximum exposure to loss associated with the outstanding senior warehouse financing facilities was $796 million (October 31, 2022 – $640 million). The increase in our maximum exposure to loss from last year was driven by the addition of new financing facilities partially offset by the repayment of existing financing facilities.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. Subordinated financing is provided by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorb losses prior to ourselves as the senior lender. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement designed to cover a multiple of historical losses. As at October 31, 2023, our maximum exposure to loss associated with the outstanding senior financing facilities was $6 billion (October 31, 2022 – $5 billion). The increase in our maximum exposure to loss from last year was driven by the addition of new financing facilities partially offset by the repayment of existing financing facilities.

Non-RBC managed investment funds

We invest in hedge funds primarily to provide clients with desired exposures to reference funds. As we make investments in the reference funds, exposures to the funds are simultaneously transferred to clients through derivative transactions. Our maximum exposure to loss in the reference funds is limited to our investments in the funds. As at October 31, 2023, our maximum exposure to loss was $2 billion (October 31, 2022 – $3 billion). The decrease in our maximum exposure to loss from last year was driven by redemptions in third-party investment funds.

We also provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt bonds. As at October 31, 2023, our maximum exposure to loss on these funds was $632 million (October 31, 2022 – $667 million). The decrease in our maximum exposure to loss from last year was driven by redemption of capital by third-party investors of the funds.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at October 31, 2023, our maximum exposure to loss in these entities was $15 billion (October 31, 2022 – $14 billion). The increase in our maximum exposure to loss compared to last year reflects an increase in client activity with third-party securitization vehicles. Interest and non-interest income earned in respect of these investments was $528 million (October 31, 2022 – $186 million).

Other
Other unconsolidated structured entities include managed investment funds, arrangements to pass credit risk to third parties, credit investment products and tax credit funds. Refer to Note 8 of our 2023 Annual Consolidated Financial Statements for more details regarding our other unconsolidated structured entities.

Guarantees, retail and commercial commitments
We provide our clients with guarantees and commitments that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at October 31, 2023 amounted to $496 billion compared to $453 billion last year. The increase compared to last year was primarily driven by growth in other commitments to extend credit, sponsored member guarantees, backstop liquidity facilities and financial standby letters of credit. Refer to Liquidity and funding risk and Note 24 of our 2023 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

We are in the business of managing the risks inherent to the financial services industry as we aim to create maximum value for our shareholders, clients, employees and communities. The ability to manage risk is a core competency of the bank, and is supported by our risk-aware culture and risk management approach. Our view of risks is dynamic, and reflects the pace of change in the financial services industry.

Top and emerging risks

An important component of our risk management approach is to ensure that top and emerging risks, as they evolve, are identified, managed and incorporated into our existing risk management assessment, measurement, monitoring and escalation processes and addressed in our risk frameworks and policies. These practices are intended to ensure a forward-looking risk assessment is maintained by management in the course of business development and as part of the execution of ongoing risk oversight responsibilities. Top and emerging risks are discussed by senior management and the Board on a regular basis.

We have developed supplementary internal guidance to support enterprise-wide identification and assessment of all material risks, including those that are not readily apparent. Top and emerging risks encompass those that could materially impact our financial results, financial and operational resilience, reputation, business model or strategy, as well as those that may materially impact us as the risks evolve. The following represents our top and emerging risks:

Top & emerging risks	Description
Business and economic conditions 	Our financial results are affected to varying degrees by the general business and economic conditions in the geographic regions in which we operate. These conditions may include factors such as: economic growth or contraction trends, consumer saving and spending habits; consumer and corporate borrowing and repayment patterns; unemployment rates; the differing economic trajectories among nations across the globe; global tensions and geopolitical uncertainty; the level of business investment and overall business sentiment; trade; the emergence of a new outbreak of a pandemic or other health crisis; the level of government spending, as well as fiscal and monetary policy; the level of activity and volatility of the financial markets; disruptions to energy and other commodity markets; competitiveness; supply chain challenges and labour shortages; the evolution of elevated inflationary pressures; and possible stagflation or deflation. Moreover, interest rate changes and actions taken by central banks to manage inflation or the broader economy have implications for us. Our financial results are sensitive to changes in interest rates, as described in the Systemic risk section. For example, a slowdown in economic growth or an economic downturn could adversely impact employment rates and household incomes, consumer spending, housing prices, corporate earnings and business investment, and could adversely affect our business, including, but not limited to, the demand for our loan and other products, and result in lower earnings, and higher credit losses. In addition to risks arising from monetary policy tightening, risks are also emerging around how governments may continue to seek to recoup pandemic-related support, or any new support provided to deal with emerging economic challenges. This may include, for example, changes to tax policy to address fiscal capacity concerns and to balance budgets in the future. There are also emerging risks related to wealth and income inequality, as well as changing demographics and immigration, which could impact the labour market, the housing market, inflation, demand and consumer trends, and potentially have broader societal and government policy implications.
Canadian housing and household indebtedness 	Canadian housing and household indebtedness risks remain heightened in the current interest rate environment. Concerns around elevated levels of Canadian household debt, which accelerated during the COVID-19 pandemic, could escalate if interest rates remain higher for longer, if the cost of living increases further, or if job losses increase significantly, potentially resulting in, among other things, higher credit losses. Moreover, continued interest rate increases or slowing economic growth could adversely impact housing market activity and housing prices, which could push loan-to-value (LTV) ratios higher and further increase credit losses. While real estate rental activity has rebounded in certain markets, challenging affordability conditions, supply constraints, elevated borrowing and construction costs may have an adverse impact on future real estate investment and demand.

Top & emerging risks	Description
Information technology, cyber and third-party risks 	Information technology (IT) risk, cyber risks and third-party risk remain top risks, not only for the financial services sector, but for other industries worldwide. Geopolitical tensions have increased the risk of nation state actors attacking critical infrastructure, including banks and critical third parties (e.g., utilities, telecom providers, etc.). We continue to be subject to the heightened inherent risk of cyberattacks, data breaches, cyber extortion and similar compromises, due to: (i) the size, scale and global nature of our operations; (ii) our heavy reliance on the internet to conduct day-to-day business activities; (iii) our intricate technological infrastructure; and (iv) our reliance on third-party service providers. Our potential exposure to these risks increases as we continue to partner with third-party service providers and adopt new business models and technologies (e.g., cloud computing, Artificial Intelligence (AI) and machine learning). Threat actors gravitate towards vulnerabilities in an ecosystem, and the weakest link in the supply chain can be a supplier or third-party service provider that may not have sufficiently robust controls. Other key drivers of third-party risk include global economic pressures related to inflation, and concentration of suppliers and fourth parties (i.e. vendors of our third party providers) within the broader supply chain. Third-party providers critical to our operations are actively monitored for impacts on their ability to deliver services to us, including impacts resulting from fourth parties. Ransomware threats are growing in sophistication and being used to launch major supply chain attacks. Additionally, clients' use of personal devices can create further avenues for potential cyber-related incidents, as the bank has little or no control over the safety of these devices. Resulting implications could include business interruptions, client service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, as well as reputational damage. Furthermore, the adoption of emerging technologies, such as cloud computing, AI, including generative AI, and robotics, call for continued focus and investment to manage risks effectively. For more details on how we are managing these risks, refer to the Operational risk section.
Geopolitical uncertainty 	In 2023, the Russia-Ukraine conflict continued to produce turmoil in the geopolitical landscape, with ongoing impacts to the global economy and markets. Domestic disturbances in Russia may also signal weakening internal stability and growing tail risks associated with Russia-West tensions. The duration and path of the conflict remains uncertain and could continue to exacerbate global tensions, energy and other commodity shortages, supply chain disruptions, inflationary pressures, weakening sentiment and growth prospects, market volatility, cyberattacks, and the proliferation of sanctions and trade measures. In particular, Europe continues to face uncertainty given its trade relationships with impacted regions and its weakening economic prospects. Tensions remain elevated between China and the U.S. and its allies over a number of issues, including trade, technology, human rights, Taiwan, Hong Kong and Macau. Moreover, these trade tensions produce additional vulnerabilities to the Canadian economy given the country's trading relationship with the U.S. and China, Canada's two largest trading partners. Tensions between China and its neighbours over territorial claims, and the prospect of even closer relations between China and Russia, as well as closer relations between these two countries and Iran and North Korea, add further global and economic uncertainty. Geopolitical tensions in the Middle East and other regions could also add to economic and market uncertainties. Should the war between Israel and Hamas broaden or escalate regionally, this may destabilize global security, markets, and economic growth, along with key commodity markets. In addition, an uncertain geopolitical or economic environment could lead to increases in polarization, social unrest or terrorism, each of which could have direct or indirect impacts to the bank. More broadly, the future of global trade remains uncertain, as countries look to decrease reliance on the global supply chain and nations with differing values. Increased protectionism and economic nationalism could reshape global alliances and financial systems as the supply of critical goods of economic and national importance (e.g., energy, critical minerals, semiconductors) remains one of the top priorities of governments. We will continue to monitor these developments and others, and will assess the implications they have on us.
Environmental and social risk (including climate change) 	We, like other organizations, are subject to increased regulatory requirements and stakeholder expectations to address social and racial inequality and other human rights issues. Risks associated with climate change are evolving as it relates to the global transition to a net-zero economy and physical climate risks (e.g., extreme weather events and chronic shifts in climate). Environmental and social risks, including climate change, are each unique and transverse risks, and impact all of our principal risk types in different ways and to varying degrees, including but not limited to strategic, operational, credit, reputation, legal and regulatory environment, and regulatory compliance risks. For details on these risks and how we are managing them, refer to the Overview of other risks – Environmental and Social risk section.

Top & emerging risks	Description
Digital disruption and innovation 	As the demand for digital banking services grow, the need to meet the rapidly evolving needs of clients and compete with traditional and non-traditional competitors has increased our strategic and reputation risks. Additional risks continue to emerge as demographic trends, evolving client expectations, the increased power to analyze data and the emergence of disruptors are creating competitive pressures across a number of sectors. Moreover, established technology companies, new competitors, and regulatory changes continue to foster new business models that could challenge traditional banks and financial products. Finally, while the adoption of new technologies, such as AI (including generative AI) and machine learning, presents opportunities for us, it is resulting or could result in new and complex strategic, operational, regulatory, compliance and reputation risks that would need to be managed effectively.
Privacy and data related risks 	The protection and responsible use of personal information are critical to maintaining our clients' trust. In addition, the management and governance of our data also remains a top risk given the high value attributed to our data for the insights it can generate for clients and communities. Resulting implications from failing to manage data and privacy risks could include financial loss, theft of intellectual property and/or confidential information, litigation, enhanced regulatory attention and penalties, as well as reputational damage. Effective privacy and information management practices continue to grow in importance, as demonstrated by the continued development of complex regulations in the jurisdictions in which we operate. Privacy and data related risks have also heightened as a result of the evolving threat landscape, and associated data breach risks. For details on how we are managing these risks, refer to the Operational risk section.
Regulatory changes 	The ongoing introduction of new or revised regulations requires enhanced focus across the organization on meeting additional regulatory requirements across the multiple jurisdictions in which we operate. Financial and other reforms that have been implemented or are being implemented across multiple jurisdictions, such as digital, data and technology reforms, cyber security and anti-money laundering regulations, interest rate benchmark and payments reform, as well as privacy, climate, sustainability and consumer protection regulatory initiatives, continue to impact our operations and strategies. For more details, refer to the Legal and regulatory environment risk section.
Culture and conduct risks 	Our Purpose, values and risk principles are key dimensions of our culture. We demonstrate our culture through our conduct – the behaviours, decisions and actions of the organization and our employees. Culture and conduct risks are considered top risks for the financial services industry due to the impact that our choices, behaviours, and overall risk governance can have on outcomes for our clients and other stakeholders. We embed client considerations into our decision-making processes and continue to focus on the fair treatment of clients which also aligns with regulatory direction. We seek to be responsive to evolving employee needs while expecting employees to always act with integrity. Regulators continue to focus on conduct risks, and heightened expectations generally from regulators could lead to investigations, remediation requirements, higher compliance costs and enforcement actions and fines, and potential criminal prosecutions or imposition of sanctions, which may involve prohibitions or restrictions on some of our activities. While we take steps to continue to strengthen our conduct practices, and prevent and detect risk outcomes which could potentially harm clients, employees or the integrity of the markets, such outcomes may not always be prevented or detected. For more details, refer to the Culture and conduct risks section.

Overview

As a global financial institution with a diversified business model, we actively manage a variety of risks to help protect and enable our businesses by following these risk management principles:

Risk management principles

- Effectively balance risk and reward to enable sustainable growth.
- Collectively share the responsibility for risk management.
- Undertake only risks we understand and make thoughtful and future-focused risk decisions.
- Always uphold our Purpose and vision, and consistently abide by our values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues and communities.
- Maintain a healthy and robust control environment to protect our stakeholders.
- Use judgment and common sense.
- Always be operationally prepared and financially resilient for a potential crisis.

The dynamic nature of the financial services industry, and technological innovation, necessitate that our processes, tools, and practices are continuously improving and responding to the changing landscape and emerging risks. We seek to accomplish this through an effective and evolving risk management approach. All risk-taking activities and exposures are within the Board-approved risk appetite, corresponding constraints and risk limits. We seek to ensure that our business activities and transactions provide an appropriate balance of return for the risks assumed and the costs incurred. Our organizational design and governance processes are structured with the intent of maintaining independence of the Group Risk Management (GRM) function from the businesses it supports.

Risk drivers
We define risk as the potential vulnerabilities in the short-, medium- or long-term that may impact our financial results, financial and operational resilience, reputation, business model or strategy. Risk can be realized through losses or an undesirable outcome with respect to volatility of earnings in relation to expected earnings, capital adequacy or liquidity. Our principal risks include credit, market, liquidity, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive, and systemic risks, that have been classified into four categories (risk drivers) based on the level of control and influence that we can exert against these risks. There are certain activities that we undertake that will give rise to several risks. There are also certain risks that are transverse (e.g., climate and conduct risks) that can impact other risk types. Top and emerging risk categories are maintained by GRM and reviewed regularly to ensure all principal risks are reflected. This classification methodology provides a common language and discipline for the identification and assessment of risk in existing businesses, new businesses, products or initiatives, as well as acquisitions and alliances.

Control and influence: Less (top) → More (bottom)

Risk driver	Description
Macroeconomic	• Adverse changes in the macroeconomic environment can lead to a material impact on the real economy or the financial system in any of the regions in which we operate. – Examples include persistent inflationary pressures and high interest rates, high unemployment, economic slowdowns or recessions, deterioration in the Canadian housing market, abrupt changes in the geopolitical environment, unfavourable global trade agreements, political uncertainties, or the outbreak of a pandemic or other health crises. • Resultant impacts can materialize as loss of revenue, as well as the realization of credit, market or operational risk losses. • The macroeconomic risk driver is the least controllable type of risk arising from the business environment in which we operate. • However, we have in place a number of controls to mitigate the impacts of systemic risk, including our diversified business model and funding sources, financial crisis management strategies and protocols, stress testing programs, and product and geographic diversification.
Strategic	• Business strategy is a major driver of our risk appetite, including acquisitions and dispositions, responses to threats posed by non-traditional competitors and responses to proposed changes in the regulatory environment. Consequently, the strategic choices and capital allocations we make may change our risk profile. • Choosing the wrong strategy, or poorly executing on the correct strategy, could result in reputational risk consequences, impact our revenue mix, and/or affect our exposure to earnings volatility and loss absorption capacity. • There is a fair degree of control and influence that we can exert in managing strategic and reputation risk. While the legal and regulatory environment and competitive risks are less controllable, we advocate with government and regulators and as an active participant in the Canadian and global financial services industry.
Operational / Regulatory Compliance	• The complexity and scope of our operations across the globe exposes us to operational and regulatory compliance risks. • We have a certain level of control over these risks through the effective management of operational risk and regulatory compliance risk, including how we manage our dependence on people, systems, and processes. We also manage and mitigate the regulatory compliance risks associated with failing to comply with, or adapt to, current and changing laws and regulations in the jurisdictions in which we operate.
Transactional / Positional	• A more traditional risk perspective involving the risks of credit, market, liquidity and insurance losses, arising from, among other things, lending transactions and balance sheet positions. These risks are an integral part of our day-to-day business activities. • We understand these risks well and have the greatest level of control and influence over them. • We earn revenue by taking these transactional/positional risks.

Enterprise risk management

Under the oversight of the Board and senior management, the Enterprise Risk Management Framework (ERMF) provides an overview of our enterprise-wide programs for managing risk, including identifying, assessing, measuring, controlling, monitoring and reporting on the significant risks that face the organization.

Risk governance
We have an effective and well-established risk governance framework in place that seeks to ensure risks impacting our businesses are identified, appropriately categorized, assessed, managed and communicated to the Board in a timely manner. This framework has been established, and is maintained in alignment with, the expectations of OSFI, the Basel Committee on Banking Supervision's (BCBS) corporate governance principles and the requirements and expectations of other regulators in the jurisdictions in which we conduct business, and in accordance with industry best practices. The Board oversees the implementation of our risk management framework, while employees at all levels of the organization are responsible for managing the day-to-day risks that arise in the context of their mandates. As illustrated below, we use the three lines of defence governance model so that risks are appropriately and adequately managed throughout the enterprise to achieve our strategic objectives.

BOARD OF DIRECTORS

RISK COMMITTEE | AUDIT COMMITTEE | GOVERNANCE COMMITTEE | HUMAN RESOURCES COMMITTEE

- The **Board** periodically approves our Code of Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses. The Board also approves our risk appetite, provides oversight and carries out its risk management mandate primarily through its committees:
- The **Risk Committee** assists the Board in overseeing our risk management by ensuring that policies, processes and procedures, as well as the appropriate organizational structure, budget and resources are in place to manage RBC's significant risks. The Risk Committee oversees the risk management function, annually assessing its effectiveness and periodically reviewing the results of independent assessments of the risk management functions. Its oversight activities include the review of the GRM function which evaluates GRM's success against its key priorities, the mandate of the Chief Risk Officer (CRO), and GRM's organizational structure, budget and resources.
- The **Audit Committee** assists the Board in its oversight of the integrity of our financial statements; the qualifications, performance, and independence of our external auditors; the performance of our internal audit function, internal controls; and compliance with legal and regulatory requirements. In addition, it oversees the finance, compliance, anti-money laundering and internal audit functions, having regard to their independence from the businesses whose activities they review. It annually assesses the effectiveness of the Finance and Internal Audit functions, and it reviews and approves their respective organizational structure, budget and resources, and charter, as well as the mandates of the CFO and the Chief Audit Executive.
- The **Governance Committee** recommends to the Board individuals for Board member election or re-election and oversees the process for evaluating Board, committee and director effectiveness. Moreover, the Governance Committee serves at the conduct review committee and oversees the management of culture and conduct. Additional responsibilities include (i) developing and recommending governance frameworks, principles and policies to the Board; (ii) overseeing and coordinating ESG matters at the Board and its committees; (iii) monitoring developments in corporate governance and adapting best practices to the bank's needs and circumstances; and (iv) reviewing shareholder proposals and recommending responses to the Board.
- The **Human Resources Committee** assists the Board in its oversight of compensation policies and major compensation programs, compensation risk management and the compensation for the CEO and Group Executives (GE). It also oversees our pension plans, key talent management and human resources strategies and practices, including employee engagement, diversity & inclusion and health & wellness, as well as succession plans for key senior leadership roles.

THE GROUP EXECUTIVE AND GROUP RISK COMMITTEE

- Actively shapes enterprise risk appetite and recommends it for Board approval.
- Visibly supports and communicates enterprise risk appetite, seeking to ensure that sufficient resources and expertise are in place to help provide effective oversight of adherence to the enterprise risk appetite.
- Seeks to ensure principles, policies, authorities, resources, responsibilities and reporting are in place to support the control infrastructure necessary for an effective enterprise-wide risk management program.
- Oversees culture and conduct strategy and key activities.
- Provides appropriate and timely information to the Board or its Committees with regard to the identification, measurement and management of the significant risks to which we are exposed across all of our legal entities, businesses and operations globally.
- The Compensation Risk Management Oversight Committee (CRMOC) oversees the design of major compensation programs in an effort to ensure alignment with sound risk management principles, and that risks that may not be fully captured in our current financial performance are appropriately considered in variable compensation payouts, including our enterprise risk profile relative to risk appetite. The CRMOC has responsibility for ensuring our compensation programs align with the Financial Stability Board (FSB) Principles for Sound Compensation Practices and Implementation Standards and other applicable guidance and best practices.

FIRST LINE OF DEFENCE

RISK OWNERS

- All employees across our businesses and functional areas
- Accountable for:
  - Identification;
  - Assessment;
  - Measurement;
  - Mitigation;
  - Monitoring; and
  - Reporting of risk against approved policies and appetite

SECOND LINE OF DEFENCE

RISK OVERSIGHT

RISK MANAGEMENT | GLOBAL COMPLIANCE AND ANTI-MONEY LAUNDERING | OTHER FUNCTIONAL UNITS

- Establishes risk management practices and provides risk guidance
- Provides oversight of the effectiveness of First Line risk management practices
- Monitors and independently reports on the level of risk against established risk appetite
- The CRO has direct access to the Risk Committee
- The Chief Compliance Officer and the Chief Anti-Money Laundering Officer have direct access to the Audit Committee
- Other Functional Units includes the Chief Financial Officer (CFO) Group, RBC Law Group, Human Resources and the Chief Administrative officer (CAO) Group. While these other Functional Units perform some First Line activities, they also have designated Second Line roles in supporting RBC's enterprise-wide risk management program

THIRD LINE OF DEFENCE

INDEPENDENT ASSURANCE

- Internal Audit
- Independent assurance to management and the Board on the effectiveness of risk management practices

Risk appetite
Effective risk management protects us from unacceptable losses or undesirable outcomes with respect to earnings volatility, capital adequacy or liquidity, reputation risk or other risks while supporting and enabling our overall business strategy. It requires the clear articulation of our risk appetite, which is the amount and type of risk that we are able and willing to accept in the pursuit of our business objectives. It reflects our self-imposed upper bound to risk-taking, set at levels inside of regulatory limits and constraints, and influences our risk management philosophy, Code of Conduct, business practices and resource allocation. It provides clear boundaries and sets an overall tone for balancing risk-reward trade-offs to ensure the long-term viability of the organization.

Our risk appetite is integrated into our strategic, financial, and capital planning processes, as well as ongoing business decision-making processes and is reviewed and approved annually by the Board.

Our Enterprise Risk Appetite Framework (ERAF) outlines the foundational aspects of our approach to risk appetite, articulates our quantitative and qualitative risk appetite statements and their supporting measures and associated constraints, which can be applied at the enterprise, business segment, business unit and legal entity level, and describes our requirements and expectations to embed effective risk appetite practices throughout the organization.


Risk Appetite Components
Risk Capacity
Risk Appetite &
Board Delegated Authorities
Risk Limits &
Management Delegated
Authorities
Risk Profile
Risk Posture

Risk appetite statements

Quantitative statements	Qualitative statements
• Manage earnings volatility and exposure to future losses under normal and stressed conditions. • Avoid excessive concentrations of risk. • Ensure capital adequacy and sound management of liquidity and funding risk. • Ensure sound management of operational and regulatory compliance risk. • Maintain strong credit ratings and a risk profile in the top half of our peer group.	• Always uphold our Purpose and vision and consistently abide by our values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues and communities. • Undertake only risks we understand. Make thoughtful and future-focused risk decisions, taking environmental and social considerations into account. • Effectively balance risk and reward to enable sustainable growth. • Maintain a healthy and robust control environment to protect our stakeholders. • Always be operationally prepared and financially resilient for a potential crisis.

The allocation of our risk appetite across the bank is supported by the establishment of delegated authorities or risk limits. These delegated authorities or risk limits represent the maximum level of risk permitted for a line of business, portfolio, individual or group and are used to govern ongoing operations. Risk posture, the anticipated shift in risk profile as a result of changes in objectives, strategies and external factors, is used to provide insights on key areas that may require management attention to ensure strategies are able to be executed successfully within our risk appetite.

Risk measurement
Quantifying risk is a key component of our enterprise-wide risk and capital management processes. Risk measurement and planning processes are integrated across the enterprise, especially in regards to forward-looking projections and analyses, including but not limited to, stress testing, recovery and resolution planning, and credit provisioning.

Certain risks, such as credit, market, liquidity and insurance risks, can be more easily quantified than others, such as operational, reputation, strategic, legal, and regulatory compliance risks. For the risks that are more difficult to quantify, greater emphasis is placed on qualitative risk factors and assessment of activities to gauge the overall level of risk. In addition, judgmental risk measures and techniques such as stress testing, and scenario and sensitivity analyses can be used to assess and measure risks, and we are continuously evolving our risk measures and techniques to manage our risks. Our primary methods for measuring risk include:

- Quantifying expected loss: losses that are statistically expected to occur as a result of conducting business in a given time period;
- Quantifying unexpected loss: an estimate of the deviation of actual earnings from expected earnings, over a specified time horizon;
- Stress testing: evaluates, from a forward-looking perspective, the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events; and
- Back-testing: the realized values are compared to the parameter estimates that are currently used in an effort to ensure the parameters remain appropriate for regulatory and economic capital calculations.

Stress testing
Stress testing is an important component of our risk management framework. Stress testing results are used for:
- Assessing the viability of long-term business plans and strategies;
- Monitoring our risk profile relative to our risk appetite in terms of earnings and capital at risk;
- Setting limits;
- Identifying key risks to, and potential shifts in, our capital and liquidity levels, as well as our financial position;
- Enhancing our understanding of available mitigating actions in response to potential adverse events; and
- Assessing the adequacy of our capital and liquidity levels.

Our enterprise-wide stress tests evaluate key balance sheet, income statement, leverage, capital and liquidity impacts arising from risk exposures and changes in earnings. The results are used by the Board, Group Risk Committee (GRC) and senior management risk committees to understand our performance drivers under stress, and review stressed capital, leverage and liquidity ratios against regulatory thresholds and internal limits. The results are also incorporated into our Internal Capital Adequacy Assessment Process (ICAAP) and capital plan analyses.

We evaluate a number of enterprise-wide stress scenarios over a multi-year horizon, featuring a range of severities. Our Board reviews the recommended scenarios, and GRM leads the scenario assessment process. Results from across the organization are integrated to develop an enterprise-wide view of the impacts, with input from subject matter experts in GRM, Corporate Treasury, Finance, Economics and the various business segments. Generally, our stress testing scenarios evaluate global recessions, equity market corrections, elevated debt levels, changes in interest rates, real estate price corrections, and shocks to credit spreads and commodity markets, among other factors. During our fiscal 2023 stress testing exercises, we addressed several top and emerging risks including geopolitical tensions, rising interest rates, cyber threats and climate risks, with a focus on the impacts of these risks on revenue, losses, net income and capital projections.

Ongoing stress testing and scenario analyses within specific risk types, such as market risk (including Interest Rate Risk in the Banking Book [IRRBB]), liquidity risk, retail and wholesale credit risk, operational risk and insurance risk, supplement and support our enterprise-wide analyses. Results from these risk-specific programs are used in a variety of decision-making processes including risk limit setting, portfolio composition evaluation, risk appetite articulation and business strategy implementation.

In addition to ongoing enterprise-wide and risk-specific stress testing, we use ad hoc and reverse stress testing to deepen our knowledge of the risks we face. Ad hoc stress tests are one-off analyses used to investigate developing conditions or to stress a particular portfolio in more depth. Reverse stress tests aim to reverse-engineer scenarios that might lead to a particular severe outcome, such as bank non-viability, and are used in resolution & recovery planning and to improve our understanding of risk/return boundaries.

In addition to internal stress tests, we participate in a number of regulatory stress testing exercises, on a periodic basis, across several jurisdictions.

Model governance and validation
Quantitative models are used for many purposes including, but not limited to, the valuation of financial products, the identification, measurement and management of different types of risk, stress testing, assessing capital adequacy, informing business and risk decisions, measuring compliance with internal limits, meeting financial reporting and regulatory requirements, and issuing public disclosures.

Model risk is the risk of adverse financial and/or reputational consequences to the enterprise arising from the use or misuse of a model at any stage throughout its life cycle and is managed through our model risk governance and oversight structure. The governance and oversight structure, which is implemented through our three lines of defence governance model, is founded on the basis that model risk management is a shared responsibility across the three lines spanning all stages of the model's life cycle.

Prior to being used, models are subject to independent validation and approval by our enterprise model risk management function, a team of modelling professionals with reporting lines independent of those of the model owners, developers and users. The validation seeks to ensure that models are sound and capable of fulfilling their intended use. In addition to independently validating models prior to use, our enterprise model risk management function provides controls that span the life-cycle of a model, including model change management procedures, requirements for ongoing monitoring, and annual assessments to ensure each model continues to serve its intended purpose.

AI based applications are subject to the same model governance and validation requirements as other models and are assessed in conjunction with other relevant risk functions. Controls for predominant AI risks, including fairness and explainability, are subject to Risk Committee oversight and approval. Model risk reports including AI matters are reviewed periodically by the Board.

Risk control
Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls that are defined in our ERMF. The ERMF serves as the foundation for our approach to risk management and promotes RBC's risk management principles, approach and governance. It further sets the expectations for the development and communication of policies, the establishment of formal independent risk review and approval processes, and the establishment of delegated risk approval authorities and risk limits. The ERMF is further reinforced and supported by a number of additional Board-approved risk frameworks, various policies thereunder and a comprehensive set of risk controls. Together, our risk frameworks and supporting policies provide direction and insight on how respective risks are identified, assessed, measured, managed, mitigated, monitored and reported. The enterprise-wide policies are considered our minimum requirements, articulating the parameters within which business groups and employees must operate.



Enterprise Risk Policy Architecture
Enterprise Risk Management Framework
Enterprise Culture and Conduct Risks Framework
Enterprise Risk Appetite Framework
Credit Risk Management Framework
Market Risk Management Framework
Liquidity Risk Management Framework
Insurance Risk Management Framework
Capital Management Framework
Reputation Risk Management Framework
Operational Risk Management Framework
Regulatory Compliance Management Framework
Information Technology Risk Management Framework
Data Management & Reporting Framework
AML Compliance Management Framework
Supporting Risk-specific Enterprise-Wide Policies (examples)
Credit Risk Mitigation Policy
Market Risk Policy
Liquidity Risk Policy
Insurance Risk Mitigation Policy
Dividends & Capital Note Coupons Policy
Fiduciary Risk Policy
Internal Controls Management Policy
Privacy Risk Management Policy
Information Security Policy
Data Management & Reporting Policy
AML Client Risk Management Policy
Enterprise-Wide Policies for Multiple Risk Types
(e.g., Product Suitability Risk Policy; Policy on Risk Limits and Risk Approval Authorities; Policy on Environmental (including Climate) and Social Risk; Stress-Testing Policy)
Segment or Region-specific Risk Policy and Procedures
The approval hierarchy for risk frameworks and policy documents:
Board of Directors or Board Committees
Senior Management Committees (e.g., Policy Review Committee, Operational Risk Committee, Asset Liability Committee) for most policies.
Board or Board Committee approval is required in some instances (e.g., RBC Code of Conduct, Dividend Policy)
Generally, by business or Functional Unit management/committees. Group Risk Management approval is required if there are significant risk implications

Risk appetite, risk approval authorities and risk limits

Risk Appetite is the amount and type of risk that we are able and willing to accept in the pursuit of our business objectives. It reflects our self-imposed upper bound to risk taking and influences our risk management philosophy, conduct, operating style and resource allocation. Risk Appetite is supported by Risk Approval Authorities delegated by the Board to senior management which provide thresholds for escalation of exposures and transactions to the Risk Committee of the Board for review and approval. The allocation of Risk Appetite and Board Delegated Authorities may be supported by the establishment of management delegated authorities and/or risk limits. These represent the maximum level of risk permitted for a line of business, portfolio, individual or other groups. These authorities and limits are used to implement risk management strategies and govern ongoing operations. Excesses to risk approval authorities and risk limits can act as early warning indicators for risk appetite constraints allowing for timely management attention. Senior management can delegate some or all of their authorities onwards to others in the organization. The delegated authorities enable the approval of single name, geographic and industry sectors, and product and portfolio exposures within defined parameters and limits. They are also used to manage concentration risk, establish underwriting and inventory limits for trading and investment banking activities and set market risk tolerances.

Risk review and approval processes

Risk review and approval processes provide an important control mechanism and are established by GRM based on the nature, size and complexity of the risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by the Enterprise Risk Appetite Framework and the delegated risk authorities and risk limits are based on the following categories: transactions, projects and initiatives, and new products and services.

Risk monitoring and reporting

Enterprise and business segment level risk monitoring and internal reporting are critical components of our enterprise risk management program and support the ability of senior management and the Board to effectively perform their risk management and oversight responsibilities. The ongoing monitoring of our risk profile, and the organization's risk exposure against our risk appetite, enables proactive risk management and oversight. It seeks to ensure that our businesses operate within established and approved risk appetite; detect areas where business activity or growth may be constrained in the future; identify situations where risk taking may be overly conservative or aggressive; enable senior management to assess the impact of stress and unanticipated events; and inform the development and implementation of risk mitigation strategies in order to operate within risk appetite. The Risk Committee of the Board receives a CRO report at each meeting that has been reviewed by senior management, and which includes, among others, top and emerging risks, industry trends or other notable items. On a quarterly basis, we provide our Enterprise Risk Report to senior management and the Risk Committee of the Board which includes, among others, top and emerging risks, risk profile relative to our risk appetite, portfolio quality metrics and a range of risks we face along with an analysis of the related issues, key trends and, when required, management actions. On an annual basis, we provide a benchmarking review to the Board which compares our performance to peers across a variety of risk metrics and includes a composite risk scorecard which provides an objective measure of our ranking relative to the peer group. In addition to our regular risk monitoring, other risk-specific presentations are provided to, and discussed with, senior management and the Board on top and emerging risks or changes in our risk profile. In addition, we publish external reports on risk matters to comply with regulatory requirements.

The shaded text along with the tables specifically marked with an asterisk (*) in the following sections of the MD&A represent our disclosures on credit, market and liquidity and funding risks in accordance with IFRS 7, *Financial Instruments: Disclosures*, and include discussion on how we measure our risks and the objectives, policies and methodologies for managing these risks. Therefore, these shaded text and marked tables represent an integral part of our 2023 Annual Consolidated Financial Statements.

Transactional/positional risk drivers

Credit risk

Credit risk is the risk of loss associated with an obligor's potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), and/or through off-balance sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading activities. Exposure to credit risk may occur any time funds are extended, committed or invested through an actual or implied contractual agreement.

The responsibility for managing credit risk is shared broadly following the three lines of defence governance model. The allocation of the Board approved credit risk appetite is supported by the establishment of risk approval authorities and risk limits, delegated by the Board to the President & CEO and CRO. Credit transactions in excess of these authorities must be approved by the Risk Committee of the Board. To facilitate day-to-day business activities, the CRO has been empowered to further delegate credit risk approval authorities to individuals within GRM, the business segments, and functional units as deemed necessary.

We balance our risk and return by setting the following objectives for the management of credit risk:

- Ensuring credit quality is not compromised for growth;
- Managing credit risks in transactions, relationships and portfolios;
- Avoiding excessive concentrations in correlated credit risks;
- Using our credit risk rating and scoring systems or other approved credit risk assessment or rating methodologies, policies and tools;
- Pricing appropriately for the credit risk taken;
- Detecting and preventing inappropriate credit risk through effective systems and controls;
- Applying consistent credit risk exposure measurements;
- Ongoing credit risk monitoring and administration;
- Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques (e.g., sale, hedging, insurance, securitization); and
- Avoiding activities that are inconsistent with our values, Code of Conduct or policies.

The Enterprise Credit Risk Management Framework (ECRMF) provides an overview of our approach to the management of Credit Risk including principles, methodologies, systems, roles and responsibilities, reports and controls. Additional supporting policies exist that are designed to provide further clarification of roles and responsibilities, acceptable practices, limits and key controls within the enterprise.

Credit risk measurement

We quantify credit risk at both the individual obligor and portfolio levels to manage expected credit losses and minimize unexpected losses to limit earnings volatility and ensure we are adequately capitalized.

We employ a variety of risk measurement methodologies to measure and quantify credit risk for our wholesale and retail credit portfolios. The wholesale portfolio is comprised of businesses, sovereigns, public sector entities, banks and other financial institutions, as well as certain HNW individuals. The retail portfolio is comprised of residential mortgages, personal loans, credit cards and small business loans. Our credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. The resulting ratings and scores are then used for both client- and transaction-level risk decision-making and as key inputs for our risk measurement and capital calculations.

Measurement of economic and regulatory capital

Economic capital, which is our internal quantification of risks, is used for limit setting. It is also used for internal capital adequacy and allocation of capital to the Insurance segment. Our methodology for allocating capital to our business segments, other than Insurance, is based on regulatory requirements. For further details, refer to the Capital management section.

In measuring credit risk to determine regulatory capital, two principal approaches are available: the Internal Ratings Based (IRB) Approach and the Standardized Approach as per OSFI's CAR guideline. The IRB Approach allows both a full modelled based approach referred to as the Advanced Internal Ratings Based (A-IRB) Approach and a more supervisory-based approach know as the Foundation Internal Ratings Based Approach (F-IRB).

The Standardized Approach applies primarily to Wealth Management, including our City National wholesale portfolio, as well as our Caribbean banking operations, and is based on risk weights prescribed by OSFI that are used to calculate RWA for credit risk exposure.

The A-IRB Approach, which applies to most of our retail and wholesale credit risk exposures (excluding F-IRB exposures discussed below), utilizes three key parameters which form the basis of our credit risk measures for both regulatory and economic capital:

- Probability of default (PD): An estimated percentage that represents the likelihood of default within a given time period of an obligor for a specific rating grade or for a particular pool of exposure.
- Exposure at default (EAD): An amount expected to be owed by an obligor at the time of default.
- Loss given default (LGD): An estimated percentage of EAD that is not expected to be recovered during the collections and recovery process following a default.

These parameters are determined based primarily on historical experience from internal credit risk rating systems in accordance with supervisory standards.

PD is estimated based on a long-run average of default rates for a specific rating grade or for a particular pool of exposure. The PD assigned to a default grade(s) or pools, consistent with the definition of default, is 100%.

EAD is estimated based on the current exposure to the obligor and the possible future changes in that exposure driven by factors such as the current utilization of approved limit. As with LGD, rates are estimated to reflect an economic downturn, with added conservatism to reflect data and statistical uncertainties identified in the modelling process.

Each credit facility is assigned an LGD rate that is largely driven by factors that impact the extent of losses anticipated in the event the obligor defaults. These factors mainly include seniority of debt, collateral and the industry sector in which the obligor operates. Estimated LGD rates draw primarily on internal loss experiences. Where we have limited internal loss data, we also refer to appropriate external data to supplement the estimation process. LGD rates are estimated to reflect conditions that might be expected to prevail in a period of an economic downturn, with additional conservatism added to reflect data limitations and statistical uncertainties identified in the estimation process.

Estimates of PD, LGD and EAD are reviewed on an annual basis and updates are then validated by an independent validation team within the bank. In addition, quarterly monitoring and back-testing is performed by the estimation team. These ratings and risk measurements are used to determine our expected losses as well as economic and regulatory capital, setting of risk limits, portfolio management and product pricing.

The F-IRB Approach is a prescribed regulatory approach that must be used to determine RWA related to our exposures to all banks and large corporates defined as having total consolidated revenues in excess of $750 million annually. The F-IRB Approach uses the same PD parameter as the A-IRB Approach but requires the use of supervisory-prescribed EAD and LGD parameters.

Financial and regulatory measurement distinctions

Expected loss models are used for both regulatory capital and accounting purposes. Under both models, expected losses are calculated as the product of PD, LGD and EAD. However, there are certain key differences under current Basel and IFRS reporting frameworks which could lead to significantly different expected loss estimates, including:

- Basel PDs are based on long-run averages over an entire economic cycle. IFRS PDs are based on current conditions, adjusted for estimates of future conditions that will impact PD under probability-weighted macroeconomic scenarios.
- Basel PDs consider the probability of default over the next 12 months. IFRS PDs consider the probability of default over the next 12 months only for instruments in stage 1. Expected credit losses for instruments in stage 2 are calculated using lifetime PDs.
- Basel LGDs are based on severe but plausible downturn economic conditions. IFRS LGDs are based on current conditions, adjusted for estimates of future conditions that will impact LGD under probability-weighted macroeconomic scenarios. For further details, refer to the Critical accounting policies and estimates section.

Gross credit risk exposure

Gross credit risk is categorized as i) lending-related and other credit risk or ii) trading-related credit risk, and is calculated based on the Basel III framework. Under this method, EAD for all lending-related and other credit transactions and trading-related repo-style transactions is calculated before taking into account any collateral and is inclusive of an estimate of potential future changes to that credit exposure. EAD for derivatives is calculated inclusive of collateral in accordance with regulatory guidelines.

Lending-related and other credit risk includes:

- Loans and acceptances outstanding, undrawn commitments, and other exposures, including contingent liabilities such as letters of credit and guarantees, debt securities carried at FVOCI or amortized cost and deposits with financial institutions. Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.

Trading-related credit risk includes:

- Repo-style transactions, which include repurchase and reverse repurchase agreements and securities lending and borrowing transactions. For repo-style transactions, gross exposure represents the amount at which securities were initially financed, before taking collateral into account.
- Derivative amounts which represent the credit equivalent amount, as defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure, scaled by a regulatory factor. For further details on replacement cost and credit equivalent amounts, refer to Note 9 of our 2023 Annual Consolidated Financial Statements.

Credit risk assessment

Wholesale credit risk

The wholesale credit risk rating system is designed to measure the credit risk inherent in our wholesale credit activities.

Each obligor is assigned a borrower risk rating (BRR), reflecting an assessment of the credit quality of the obligor. Each BRR has a PD calibrated against it. The BRR differentiates the riskiness of an obligor and represents our evaluation of the obligor's ability and willingness to meet its contractual obligations on time over a three year time horizon. The assignment of BRRs is based on the evaluation of the obligor's business risk and financial risk through fundamental credit analysis, as well as data-driven modelling. The determination of the PD associated with each BRR relies primarily on internal default history since 2006. PD estimates are designed to be a long-run average of our experience across the economic cycle in accordance with regulatory guidelines.

Our rating system is designed to stratify obligors into 22 grades. The following table aligns the relative rankings of our 22-grade internal risk ratings with the external ratings used by S&P and Moody's.

Internal ratings map* **Table 42**

Ratings	PD Bands		BRR	S&P	Moody's	Description
	Business and Bank	Sovereign				
1	0.0000% – 0.0500%	0.0000% – 0.0150%	1+	AAA	Aaa	Investment Grade
2	0.0000% – 0.0500%	0.0151% – 0.0250%	1H	AA+	Aa1	
3	0.0000% – 0.0500%	0.0251% – 0.0350%	1M	AA	Aa2	
4	0.0000% – 0.0500%	0.0351% – 0.0450%	1L	AA-	Aa3	
5	0.0000% – 0.0550%	0.0451% – 0.0550%	2+H	A+	A1	
6	0.0551% – 0.0650%		2+M	A	A2	
7	0.0651% – 0.0750%		2+L	A-	A3	
8	0.0751% – 0.0850%		2H	BBB+	Baa1	
9	0.0851% – 0.1030%		2M	BBB	Baa2	
10	0.1031% – 0.1775%		2L	BBB-	Baa3	
11	0.1776% – 0.3470%		2-H	BB+	Ba1	Non-investment Grade
12	0.3471% – 0.6460%		2-M	BB	Ba2	
13	0.6461% – 1.0620%		2-L	BB-	Ba3	
14	1.0621% – 1.5520%		3+H	B+	B1	
15	1.5521% – 2.2165%		3+M	B	B2	
16	2.2166% – 4.5070%		3+L	B-	B3	
17	4.5071% – 7.1660%		3H	CCC+	Caa1	
18	7.1661% – 13.1760%		3M	CCC	Caa2	
19	13.1761% – 24.9670%		3L	CCC-	Caa3	
20	24.9671% – 99.9990%		4	CC	Ca	
21	100%		5	D	C	Impaired
22	100%		6	D	C	

* This table represents an integral part of our 2023 Annual Consolidated Financial Statements.

Counterparty credit risk

Counterparty credit risk is the risk that a party with whom we have entered into a financial or non-financial contract will fail to fulfill its contractual agreement and default on its obligation. It incorporates not only the contract's current value, but also considers how that value can move as market conditions change. Counterparty credit risk usually arises from trading-related derivative and repo-style transactions. Derivative transactions include forwards, futures, swaps and options, and can have underlying references that are either financial (e.g., interest rate, foreign exchange, credit, or equity) or non-financial (e.g., precious metal or other commodities). For further details on our derivative instruments and credit risk mitigation, refer to Note 9 of our 2023 Annual Consolidated Financial Statements.

Trading counterparty credit activities are undertaken in a manner consistent with the relevant requirements under enterprise Credit, Market, and Model risk management frameworks and with approval in accordance with the appropriate delegated authorities.

The primary risk mitigation techniques for trading counterparty credit risk are close-out netting and collateralization. Close-out netting considers the net value of contractual obligations between counterparties in a default situation, thereby reducing overall credit exposure. Collateralization is when a borrower pledges assets as security, which provides recourse to the lender in the event of default. The policies that we maintain in relation to the recognition of risk mitigation from these techniques incorporate such considerations as:

- The use of standardized agreements such as the International Swaps and Derivatives Association Master Agreement and Credit Support Annex;
- Generally restricting eligible collateral to high quality liquid assets, primarily cash and highly-rated government securities, subject to appropriate haircuts; and
- The use of initial margin and variation margin arrangements in accordance with regulatory requirements and internal risk standards.

Similarly, for securities finance and repurchase trading activity we mitigate counterparty credit risk via the use of standardized securities finance agreements, and by taking collateral generally in the form of eligible liquid securities.

We also mitigate counterparty credit risk through the use of central counterparties (CCPs). These highly-regulated entities intermediate trades between participating bilateral counterparties and mitigate credit risk through the use of initial and variation margin and the ability to net offsetting trades amongst participants. The specific structure and capitalization, including contingent capital arrangements, of individual CCPs are analyzed as part of assigning an internal counterparty credit risk rating and determining appropriate counterparty credit risk limits.

Wrong-way risk
Wrong-way risk is the risk that exposure to a counterparty is adversely correlated with the credit quality of that counterparty. There are two types of wrong-way risk:

- Specific wrong-way risk, which exists when our exposure to a particular counterparty is positively correlated with the PD of the counterparty due to the nature of our transactions with them (e.g., loans collateralized by shares or debt issued by the counterparty or a related party). Specific wrong-way risk over-the-counter (OTC) derivative trades are done on an exception basis only, and are permitted only when explicitly pre-approved by GRM. Factors considered in reviewing such trades include the credit quality of the counterparty, the nature of the asset(s) underlying the derivative and the existence of credit mitigation.
- General wrong-way risk, which exists when there is a positive correlation between the PD of the counterparties and general macroeconomic or market factors. General wrong way risk can arise in various circumstances, depending on the transaction, collateral type, and the nature of the counterparty. We monitor general wrong-way counterparty credit risk using a variety of metrics including stress scenarios, correlation analysis, and investment strategy concentration.

Retail credit risk
Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Scoring models use internal and external data to assess and score borrowers, predict future performance and manage limits for existing loans and collection activities. Credit scores are one of the factors employed in the acquisition of new clients and management of existing clients. The credit score of the borrower is used to assess credit risk for each independent acquisition or account management action, leading to an automated decision or guidance for an adjudicator. Credit scoring improves credit decision quality, adjudication timeframes and consistency in the credit decision process and facilitates risk-based pricing.

We seek to continuously improve our credit scoring and analytic capabilities by exploring client behavioral data and advanced analytical techniques to make sound credit decisions.

To arrive at a retail risk rating, borrower scores are categorized and associated with PDs for further grouping into risk rating categories. The following table maps PD bands to various summarized risk levels for retail exposures:

Internal ratings map* — **Table 43**

PD bands	Description
0.050% – 3.965%	Low risk
3.966% – 7.428%	Medium risk
7.429% – 99.99%	High risk
100%	Impaired/Default

* This table represents an integral part of our 2023 Annual Consolidated Financial Statements.

Credit risk mitigation

We seek to reduce our exposure to credit risk through a variety of means, including the structuring of transactions and the use of collateral.

Structuring of transactions
Specific credit policies and procedures set out the requirements for structuring transactions. Risk mitigants include the use of guarantees, collateral, seniority, LTV requirements and covenants. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria.

Collateral
When we advance credit, we often require obligors to pledge collateral as security. The extent of risk mitigation provided by collateral depends on the amount, type and quality of the collateral taken. Specific requirements relating to collateral valuation and management are set out in our credit risk management policies.

The types of collateral we use to secure credit or trading facilities within the bank are varied. For example, our securities financing and collateralized OTC derivatives activities are primarily secured by cash and highly-rated liquid government and agency securities. Wholesale lending to business clients is often secured by pledges of the assets of the business, such as accounts receivable, inventory, operating assets and commercial real estate. In Canadian Banking and Wealth Management, collateral typically consists of a pledge over a real estate property, or a portfolio of debt securities and equities trading on a recognized exchange.

- We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.
- We continue to actively manage our mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates and a downturn in real estate markets.
- We seek to be in compliance with regulatory requirements that govern residential mortgage underwriting practices, including LTV parameters and property valuation requirements.

There were no significant changes regarding our risk management policies on collateral or to the quality of the collateral held during the period.

Credit risk approval

The Board, GE, GRC and other senior management committees work together to ensure the ECRMF and supporting policies, processes and procedures exist to manage credit risk and approve related credit risk limits. Reports are provided to the Board, the GRC, and senior executives to keep them informed of our risk profile, including significant credit risk issues, shifts in exposures and trending information, to ensure appropriate and timely actions can be taken where necessary. Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of borrower, transactional and portfolio management contexts.

Transaction approval

Credit transactions are governed by our RBC Enterprise Policy on Risk Limits and Risk Approval Authorities that captures the authorities and risk limits delegated to management as well as the credit rules policy, which outlines the minimum standards for managing credit risk at the individual client relationship and/or transaction level. The credit rules policy is further supported by business and/or product-specific policies and guidelines as appropriate. Where a transaction will exceed senior management's authorities, the approval of the Risk Committee of the Board is required.

Product approval

Proposals for credit products and services are comprehensively reviewed and approved under a risk assessment process and are subject to product and suitability risk approval authorities which increase as the level of risk increases. New and amended products must be reviewed relative to all risk drivers, including credit risk. All existing products must be reviewed on a regular basis following a risk-based assessment approach.

Credit risk limits

- The allocation of risk appetite and Board delegated authorities are supported by the establishment of risk limits which take both regulatory constraints and internal risk management judgment into account. Risk limits are established at the following levels: single name limits, regional, country and industrial sector limits (notional and economic capital), regulatory large exposure limits, product and portfolio limits, and underwriting and distribution risk limits. These limits apply across all businesses, portfolios, transactions and products.
- We actively manage credit exposures and limits to ensure alignment with our risk appetite, to maintain our target business mix and to ensure that there is no undue concentration risk.
  - Concentration risk is defined as the risk arising from large exposures that are highly correlated such that their ability to meet contractual obligations could be similarly affected by changes in economic, political, or other risk drivers.
  - Credit concentration limits are reviewed on a regular basis after considering business, economic, financial, and regulatory environments.

Credit risk administration

Loan forbearance

In our overall management of borrower relationships, economic or legal reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We have specialized groups and formalized policies that direct the management of high risk, delinquent or defaulted borrowers. We strive to identify borrowers in financial difficulty early and modify their loan terms to minimize losses and assist clients in need. A forbearance agreement may be entered into with the borrower where we will forbear from enforcing on security in exchange for concessions made by the borrower. In these circumstances, a borrower may be granted concessions that would not otherwise be considered. Examples of such concessions to retail borrowers may include rate reduction, payment deferral and term extensions. Concessions to wholesale borrowers may include payment deferral, restructuring the agreements, modifying the original terms of the agreement and/or relaxation of covenants. For both retail and wholesale loans, the appropriate remediation techniques are based on the individual borrower's situation, our policy and the client's willingness and capacity to meet the new arrangement.

Credit risk exposure by portfolio, sector and geography

The following table presents our credit risk exposures under the Basel regulatory defined classes and reflects EAD. The classification of our sectors aligns with our view of credit risk by industry.

Credit risk exposure by portfolio, sector and geography **Table 44**

	As at											
	October 31 2023 (1)						October 31 2022					
	Credit risk (2), (3)			Counterparty credit risk (6)			Credit risk (2), (3)			Counterparty credit risk (6)		
		Off-balance sheet amount (4)						Off-balance sheet amount (4)				
(Millions of Canadian dollars)	On-balance sheet amount	Undrawn	Other (5)	Repo-style transactions	Derivatives	Total exposure	On-balance sheet amount	Undrawn	Other (5)	Repo-style transactions	Derivatives	Total exposure
Retail												
Residential secured (7)	$ 451,610	$ 114,612	$ –	$ –	$ –	$ 566,222	$ 393,346	$ 107,604	$ –	$ –	$ –	$ 500,950
Qualifying revolving (8)	36,091	110,473	–	–	–	146,564	32,474	94,949	–	–	–	127,423
Other retail	48,162	20,804	136	–	–	69,102	98,070	19,993	136	–	–	118,199
Total retail	$ 535,863	$ 245,889	$ 136	$ –	$ –	$ 781,888	$ 523,890	$ 222,546	$ 136	$ –	$ –	$ 746,572
Wholesale												
Agriculture	$ 11,316	$ 2,792	$ 46	$ –	$ 117	$ 14,271	$ 10,417	$ 2,089	$ 36	$ –	$ 161	$ 12,703
Automotive	11,568	8,586	680	–	1,148	21,982	8,919	9,184	317	–	1,606	20,026
Banking	82,319	3,060	2,267	101,736	41,300	230,682	73,335	5,487	1,036	111,559	38,830	230,247
Consumer discretionary	18,348	9,132	650	–	1,030	29,160	19,666	9,297	569	–	949	30,481
Consumer staples	8,680	6,996	546	–	2,070	18,292	7,103	6,750	346	–	1,923	16,122
Oil and gas	6,498	8,373	1,614	–	3,134	19,619	6,086	11,272	1,923	–	5,959	25,240
Financial services	48,589	24,140	4,818	83,692	22,611	183,850	45,394	25,017	3,530	69,790	24,546	168,277
Financing products	3,988	1,265	1,447	472	1,079	8,251	5,762	2,352	163	237	780	9,294
Forest products	1,485	1,004	313	–	67	2,869	1,143	1,033	230	–	78	2,484
Governments	270,382	6,960	1,482	10,736	5,692	295,252	279,401	5,678	1,563	18,745	6,290	311,677
Industrial products	11,251	9,898	623	–	811	22,583	10,755	9,319	601	–	1,216	21,891
Information technology	5,252	6,942	357	118	704	13,373	5,291	7,144	298	55	1,908	14,696
Investments	25,921	4,608	701	–	383	31,613	23,764	3,946	669	157	458	28,994
Mining and metals	2,144	3,548	1,044	–	391	7,127	2,377	4,259	945	–	467	8,048
Public works and infrastructure	2,613	1,534	529	–	156	4,832	2,614	2,417	497	–	144	5,672
Real estate and related	102,235	20,406	1,592	–	850	125,083	89,926	18,295	1,872	–	818	110,911
Other services	30,617	14,203	2,598	–	741	48,159	27,839	13,425	2,848	33	852	44,997
Telecommunication and media	8,597	6,529	132	–	2,794	18,052	7,301	8,298	79	–	2,751	18,429
Transportation	8,461	5,925	1,009	–	2,408	17,803	6,394	6,386	930	–	2,069	15,779
Utilities	14,495	20,389	6,367	–	4,638	45,889	12,318	20,651	5,275	–	5,081	43,325
Other sectors	8,698	2,773	1,193	88	20,084	32,836	4,113	1,700	71	73	20,126	26,083
Total wholesale	$ 683,457	$ 169,063	$ 30,008	$ 196,842	$ 112,208	$ 1,191,578	$ 649,918	$ 173,999	$ 23,798	$ 200,649	$ 117,012	$ 1,165,376
Total exposure (2)	$ 1,219,320	$ 414,952	$ 30,144	$ 196,842	$ 112,208	$ 1,973,466	$ 1,173,808	$ 396,545	$ 23,934	$ 200,649	$ 117,012	$ 1,911,948
By geography (9)												
Canada	$ 729,131	$ 306,474	$ 10,676	$ 80,664	$ 42,123	$ 1,169,068	$ 697,015	$ 284,705	$ 9,444	$ 79,795	$ 41,923	$ 1,112,882
U.S.	358,605	79,256	13,459	62,966	24,878	539,164	334,821	79,829	10,145	59,866	24,161	508,822
Europe	58,496	21,987	3,467	27,637	31,749	143,336	79,343	25,485	2,603	39,244	36,107	182,782
Other International	73,088	7,235	2,542	25,575	13,458	121,898	62,629	6,526	1,742	21,744	14,821	107,462
Total exposure (2)	$ 1,219,320	$ 414,952	$ 30,144	$ 196,842	$ 112,208	$ 1,973,466	$ 1,173,808	$ 396,545	$ 23,934	$ 200,649	$ 117,012	$ 1,911,948

(1) Balances as at October 31, 2023 reflect our adoption of the revised CAR guidelines that came into effect in Q2 2023 as part of OSFI's implementation of the Basel III reforms.
(2) Excludes securitization, banking book equities and other assets not subject to the standardized or IRB approach.
(3) EAD for standardized exposures are reported net of allowance for impaired assets and EAD for IRB exposures are reported gross of all ACL and partial write-offs as per regulatory definitions.
(4) EAD for undrawn credit commitments and other off-balance sheet amounts are reported after the application of credit conversion factors.
(5) Includes other off-balance sheet exposures such as letters of credit and guarantees.
(6) Counterparty credit risk EAD reflects exposure amounts after netting. Collateral is included in EAD for repo-style transactions to the extent allowed by regulatory guidelines. Exchange traded derivatives are included in Other sectors.
(7) Includes residential mortgages and home equity lines of credit.
(8) Includes credit cards, unsecured lines of credit and overdraft protection products.
(9) Geographic profile is based on country of residence of the borrower.

2023 vs. 2022

Total credit risk exposure increased $62 billion or 3% from last year, primarily due to volume growth in loans and undrawn commitments.

Net International exposure by region and client type (1), (2) — Table 45

	As at								
	October 31 2023								October 31 2022
	Asset type				Client type				
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$ 15,112	$ 19,204	$ 1,772	$ 2,271	$ 15,202	$ 5,518	$ 17,639	$ 38,359	$ 57,753
U.K.	7,144	23,919	534	3,131	9,318	17,791	7,619	34,728	39,949
Caribbean	8,331	11,029	381	186	7,267	4,190	8,470	19,927	19,688
Asia-Pacific	6,746	36,150	1,695	1,083	15,004	25,344	5,326	45,674	35,338
Other (4)	357	1,876	332	20	427	1,693	465	2,585	3,043
Net International exposure (5), (6)	$ 37,690	$ 92,178	$ 4,714	$ 6,691	$ 47,218	$ 54,536	$ 39,519	$ 141,273	$ 155,771

(1) Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2) Exposures are calculated on a fair value basis and net of collateral, which includes $326 billion against repo-style transactions (October 31, 2022 – $357 billion) and $15 billion against derivatives (October 31, 2022 – $14 billion).
(3) Securities include $13 billion of trading securities (October 31, 2022 – $13 billion), $41 billion of deposits (October 31, 2022 – $56 billion), and $38 billion of investment securities (October 31, 2022 – $35 billion).
(4) Includes exposures in the Middle East, Africa, and Latin America.
(5) Excludes $4,790 million (October 31, 2022 – $5,213 million) of exposures to supranational agencies.
(6) Reflects $2,533 million of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (October 31, 2022 – $2,233 million).

Residential mortgages and home equity lines of credit (insured vs. uninsured) (1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

Residential mortgages and home equity lines of credit **Table 46**

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2023					
	Residential mortgages					Home equity lines of credit (3)
	Insured (2)		Uninsured		Total	Total
Region (4)						
Canada						
Atlantic provinces	$ 8,474	44%	$ 10,765	56%	$ 19,239	$ 1,630
Quebec	11,831	27	31,741	73	43,572	3,111
Ontario	30,359	15	168,264	85	198,623	16,558
Alberta	18,840	45	22,596	55	41,436	4,403
Saskatchewan and Manitoba	8,546	42	11,803	58	20,349	1,749
B.C. and territories	11,911	16	62,475	84	74,386	7,048
Total Canada (5)	89,961	23	307,644	77	397,605	34,499
U.S.	–	–	33,683	100	33,683	2,090
Other International	–	–	3,213	100	3,213	1,538
Total International	–	–	36,896	100	36,896	3,628
Total	$ 89,961	21%	$ 344,540	79%	$ 434,501	$ 38,127

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2022					
	Residential mortgages					Home equity lines of credit (3)
	Insured (2)		Uninsured		Total	Total
Region (4)						
Canada						
Atlantic provinces	$ 8,460	46%	$ 10,052	54%	$ 18,512	$ 1,659
Quebec	12,444	29	30,623	71	43,067	3,300
Ontario	31,409	17	156,700	83	188,109	17,009
Alberta	19,663	47	22,154	53	41,817	4,923
Saskatchewan and Manitoba	8,847	43	11,808	57	20,655	1,940
B.C. and territories	12,290	17	59,347	83	71,637	7,386
Total Canada (5)	93,113	24	290,684	76	383,797	36,217
U.S.	–	–	31,956	100	31,956	1,776
Other International	–	–	3,043	100	3,043	1,621
Total International	–	–	34,999	100	34,999	3,397
Total	$ 93,113	22%	$ 325,683	78%	$ 418,796	$ 39,614

(1) Disclosure is provided in accordance with the requirements of OSFI's Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2) Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(3) Includes $38,108 million and $19 million of uninsured and insured home equity lines of credit, respectively (October 31, 2022 – $39,591 million and $23 million, respectively), reported within the personal loan category. The amounts in the U.S. and Other International include term loans collateralized by residential mortgages.
(4) Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5) Total consolidated residential mortgages in Canada of $398 billion (October 31, 2022 – $384 billion) includes $12 billion (October 31, 2022 – $12 billion) of mortgages with commercial clients in Canadian Banking, of which $9 billion (October 31, 2022 – $9 billion) are insured mortgages, and $18 billion (October 31, 2022 – $17 billion) of residential mortgages in Capital Markets, of which $18 billion (October 31, 2022 – $17 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (October 31, 2022 – all insured).

Residential mortgages portfolio by amortization period (1)

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Residential mortgages portfolio by amortization period **Table 47**

	As at					
	October 31 2023			October 31 2022		
	Canada (2)	U.S. and other International	Total	Canada	U.S. and other International	Total
Amortization period						
≤ 25 years	**57%**	**26%**	**55%**	57%	25%	54%
> 25 years ≤ 30 years	**20**	**74**	**24**	16	75	21
> 30 years ≤ 35 years	**1**	**–**	**1**	2	–	2
> 35 years	**22**	**–**	**20**	25	–	23
Total	**100%**	**100%**	**100%**	100%	100%	100%

(1) Disclosure is provided in accordance with the requirements of OSFI's Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2) Our policy is to originate mortgages with amortization periods of 30 years or less. Amortization periods greater than 30 years reflect the impact of increases in interest rates on our variable rate mortgage portfolios. For these loans, the amortization period resets to the original amortization schedule upon renewal. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Average LTV ratios (1)

The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products by geographic region, as well as the respective LTV ratios for our total Canadian Banking residential mortgage portfolio outstanding.

Average LTV ratios **Table 48**

	For the year ended			
	October 31 2023		October 31 2022	
	Uninsured		Uninsured	
	Residential mortgages (2)	RBC Homeline Plan® products (3)	Residential mortgages (2)	RBC Homeline Plan® products (3)
Average of newly originated and acquired for the period, by region (4)				
Atlantic provinces	**71%**	**71%**	72%	73%
Quebec	**70**	**70**	72	72
Ontario	**70**	**64**	70	66
Alberta	**72**	**71**	73	73
Saskatchewan and Manitoba	**73**	**73**	73	75
B.C. and territories	**68**	**63**	68	66
U.S.	**74**	**n.m.**	75	n.m.
Other International	**69**	**n.m.**	72	n.m.
Average of newly originated and acquired for the period (5), (6)	**70%**	**66%**	71%	68%
Total Canadian Banking residential mortgages portfolio (7)	**55%**	**47%**	52%	46%

(1) Disclosure is provided in accordance with the requirements of OSFI's Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2) Residential mortgages exclude residential mortgages within the RBC Homeline Plan® products.
(3) RBC Homeline Plan® products are comprised of both residential mortgages and home equity lines of credit.
(4) Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5) The average LTV ratio for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products is calculated on a weighted basis by mortgage amounts at origination.
(6) For newly originated mortgages and RBC Homeline Plan® products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan® product divided by the value of the related residential property.
(7) Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
n.m. not meaningful

Credit quality performance

The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets.

Gross impaired loans (GIL) — Table 49

(Millions of Canadian dollars, except percentage amounts)	As at and for the year ended October 31 2023	October 31 2022
Personal & Commercial Banking	$ 1,905	$ 1,362
Wealth Management	514	278
Capital Markets	1,285	559
Total GIL	$ 3,704	$ 2,199
Impaired loans, beginning balance	$ 2,199	$ 2,308
Classified as impaired during the period (new impaired) (1)	3,959	1,711
Net repayments (1)	(622)	(450)
Amounts written off	(1,572)	(1,149)
Other (2)	(260)	(221)
Impaired loans, balance at end of period	$ 3,704	$ 2,199
GIL as a % of related loans and acceptances		
Total GIL as a % of related loans and acceptances	0.42%	0.26%
Personal & Commercial Banking	0.31%	0.23%
Canadian Banking	0.26%	0.18%
Caribbean Banking	3.45%	3.93%
Wealth Management (3)	0.44%	0.24%
Capital Markets (3)	0.89%	0.39%

(1) Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as Net repayments and certain Other movements are not reasonably determinable.

(2) Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, and foreign exchange translation and other movements.

(3) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.

2023 vs. 2022

Total GIL of $3,704 million increased $1,505 million or 68% from last year and the total GIL ratio of 42 bps increased 16 bps, due to higher impaired loans in Capital Markets, Personal & Commercial Banking and Wealth Management.

GIL in Personal & Commercial Banking increased $543 million or 40%, primarily due to higher impaired loans in our Canadian Banking retail and commercial portfolios. Higher impaired loans in our Canadian Banking commercial portfolios were in a few sectors, mainly the consumer discretionary and real estate and related sectors.

GIL in Wealth Management increased $236 million or 85%, mainly driven by higher impaired loans in U.S. Wealth Management (including City National) in a few sectors, including the real estate and related and telecom and media sectors, partially offset by lower impaired loans in the consumer discretionary sector.

GIL in Capital Markets increased $726 million, mainly due to higher impaired loans in the real estate and related and telecom and media sectors, partially offset by lower impaired loans in the other services sector.

Allowance for credit losses — Table 50

(Millions of Canadian dollars)	As at October 31 2023	October 31 2022
Personal & Commercial Banking	$ 3,718	$ 3,200
Wealth Management (1)	618	383
Capital Markets (1)	1,012	598
ACL on loans	5,348	4,181
ACL on other financial assets (2)	18	33
Total ACL	$ 5,366	$ 4,214
ACL on loans is comprised of:		
Retail	$ 2,591	$ 2,285
Wholesale	1,609	1,227
ACL on performing loans	$ 4,200	$ 3,512
ACL on impaired loans	1,148	669

(1) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section.

(2) ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.

2023 vs. 2022

Total ACL of $5,366 million increased $1,152 million or 27% from last year, primarily reflecting an increase of $1,167 million in ACL on loans.

ACL on performing loans of $4,200 million increased $688 million or 20%, mainly due to higher ACL in Personal & Commercial Banking, reflecting unfavourable changes in credit quality and portfolio growth. Higher ACL in Wealth Management and Capital Markets also contributed to the increase.

ACL on impaired loans of $1,148 million increased $479 million or 72%, primarily due to higher ACL in Capital Markets and Personal & Commercial Banking.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk are as follows:

1. Positions whose revaluation gains and losses are reported in revenue, which includes:
   a) Changes in the fair value of instruments classified or designated as FVTPL, and
   b) Hedge ineffectiveness.
2. CET1 capital, which includes:
   a) All of the above, plus
   b) Changes in the fair value of FVOCI securities where revaluation gains and losses are reported as OCI,
   c) Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
   d) Changes in the fair value of employee benefit plan deficits.
3. CET1 ratio, which includes:
   a) All of the above, plus
   b) Changes in RWA resulting from changes in traded market risk factors, and
   c) Changes in the Canadian dollar value of RWA due to foreign exchange translation.
4. The economic value of the Bank, which includes:
   a) Points 1 and 2 above, plus
   b) Changes in the economic value of other non-trading positions, net interest income, and fee based income, as a result of changes in market risk factors.

Market risk controls – FVTPL positions, including trading portfolios[1]

As an element of the ERAF, the Board approves our overall market risk constraints. GRM creates and manages the control structure for FVTPL positions which are designed to ensure that business is conducted on a basis consistent with Board requirements. The Market and Counterparty Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that are designed to ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk and stress tests as defined below:

Value-at-Risk (VaR) is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a one-day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions, with the exception of certain less material positions that are not actively traded and are updated on at least a monthly basis. Trading VaR captures potential loss for our trading portfolio that excludes the impacts of non-trading FVTPL positions such as loan underwriting commitments. Total VaR captures potential loss for all positions classified as FVTPL.

VaR is a statistical estimate based on historical market data and should be interpreted with knowledge of its limitations, which include the following:

- VaR will not be predictive of future losses if the realized market movements differ significantly from the historical periods used to compute it.
- VaR projects potential losses over a one-day holding period and does not project potential losses for risk positions held over longer time periods.
- VaR is measured using positions at close of business and does not include the impact of trading and hedging activity over the course of a day.

We validate our VaR measures through a variety of means – including subjecting the models to vetting and validation by a group independent of the model developers and by back-testing the VaR against daily marked-to-market revenue to identify and examine events in which actual outcomes in trading revenue exceed the VaR projections.

Stress tests – Our market risk stress testing program is used to identify and control risk due to large changes in market prices and rates. We conduct stress testing daily on positions that are marked-to-market. The stress tests simulate both historical and hypothetical events which are severe and long-term in duration. Historical scenarios are taken from actual market events and range in duration up to 90 days. Examples include the COVID-19 Pandemic of 2020, Global Financial Crisis of 2008 and the Taper Tantrum of 2013. Hypothetical scenarios are designed to be forward-looking at potential future market stresses, and are designed to be severe but plausible. We are constantly evaluating and refining these scenarios as market conditions change. Stress results are calculated assuming an instantaneous revaluation of our positions with no management action.

[1] Trading portfolios are comprised of trading instruments in accordance with OSFI's Capital Adequacy Requirements (CAR) Guideline. Trading involves market-making, positioning and arbitrage activities conducted primarily within our Global Markets business in the Capital Markets segment.

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in our insurance businesses.

Market risk measures – FVTPL positions

Market risk measures* **Table 51**

	October 31, 2023				October 31, 2022 (1)			
		For the year ended				For the year ended		
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	High	Low
Equity	$ 10	$ 11	$ 26	$ 6	$ 20	$ 18	$ 30	$ 10
Foreign exchange	4	3	25	2	3	4	7	1
Commodities	5	5	8	4	6	5	6	3
Interest rate (2)	38	32	49	20	31	29	65	13
Credit specific (3)	7	5	8	4	5	7	9	4
Diversification (4)	(35)	(31)	n.m.	n.m.	(34)	(33)	n.m.	n.m.
Trading VaR	$ 29	$ 25	$ 36	$ 16	$ 31	$ 30	$ 50	$ 19
Total VaR (5)	$ 121	$ 51	$ 127	$ 27	$ 59	$ 53	$ 87	$ 34

* This table represents an integral part of our 2023 Annual Consolidated Financial Statements.
(1) Amounts have been revised from those previously presented to align with a trading VaR view.
(2) General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(3) Credit specific risk captures issuer-specific credit spread volatility.
(4) Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
(5) The average total VaR for the year ended October 31, 2023 includes $14 million (October 31, 2022 – $11 million) related to loan underwriting commitments.
n.m. not meaningful

2023 vs. 2022
Average Trading VaR of $25 million decreased $5 million from last year, primarily driven by exposure changes in our equity derivatives portfolio.

Average total VaR of $51 million remained stable. Total VaR was elevated as at October 31, 2023, primarily reflecting the impact of economic hedges.

The following chart displays a bar graph of our daily trading revenue and a line graph of our daily market risk Trading VaR. We incurred 1 day of net trading losses in 2023, largely associated with stresses in the U.S. regional banking sector in Q2 2023.

Trading revenue (teb), (1) **and Trading VaR** (2) (Millions of Canadian dollars)


80
60
40
20
0
-20
-40
-60
Nov 1, 2022
Jan 31, 2023
Apr 30, 2023
Jul 31, 2023
Oct 31, 2023
Trading Revenue (teb) (1)
Trading VaR (2)

(1) Trading revenue (teb) amounts in the chart above exclude the impact of loan underwriting commitments.
(2) VaR amounts in the chart above have been revised from those previously presented to reflect Trading VaR corresponding to our trading porfolios.

The following chart displays the distribution of daily trading revenue in 2023 and 2022 with 1 day of net trading losses in 2023 as mentioned above and 4 days of net trading losses in 2022. The largest reported trading revenue was $56 million with an average daily revenue of $17 million.



Trading revenue for the year ended October 31, 2023 (teb), (1)
Frequency in Number of Days
90
80
70
60
50
40
30
20
10
0
-60
-55
-50
-45
-40
-35
-30
-25
-20
-15
-10
-5
0
5
10
15
20
25
30
35
40
45
50
55
60
Daily net trading revenue (C$ millions) (1)
2023
2022

(1) Trading revenue (teb) amounts in the chart above exclude the impact of loan underwriting commitments and structured entities.

Market risk measures for assets and liabilities of RBC Insurance®
We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in PBCAE. As at October 31, 2023, we held assets in support of approximately $12 billion of liabilities with respect to insurance obligations (October 31, 2022 – $12 billion).

Market risk controls – Interest Rate Risk in the Banking Book (IRRBB) positions[2]
IRRBB arises primarily from traditional customer-originated banking products such as deposits and loans, and includes related hedges and interest rate risk from securities held for liquidity management purposes. Factors contributing to IRRBB include mismatches between asset and liability repricing dates, relative changes in asset and liability rates in response to market rate scenarios, and other product features affecting the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. IRRBB sensitivities are regularly measured and reported, and subject to limits and controls with independent oversight from GRM.

The Board approves the risk appetite for IRRBB, and the Asset Liability Committee (ALCO) and GRM provide ongoing governance through IRRBB risk policies, limits, operating standards and other controls. IRRBB reports are reviewed regularly by GRM, ALCO, the GRC, the Risk Committee of the Board and the Board.

IRRBB measurement
To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. Market scenarios include currency-specific parallel and non-parallel yield curve changes, interest rate volatility shocks, and interest rate scenarios prescribed by regulators.

In measuring NII risk, detailed banking book balance sheets and income statements are dynamically simulated to estimate the impact of market stress scenarios on projected NII. Assets, liabilities and off-balance sheet positions are simulated over various time horizons. The simulations incorporate maturities, renewals, and new originations along with prepayment and redemption behaviour. Product pricing and volumes are forecasted based on past experience to determine response expectations under a given market shock scenario. EVE risk captures the market value sensitivity to changes in rates. In measuring EVE risk, deterministic (single-scenario) and stochastic (multiple-scenario) valuation techniques are applied to spot position data. NII and EVE risks are measured for a range of market risk stress scenarios which include extreme but plausible changes in market rates and volatilities. IRRBB measures assume continuation of existing hedge strategies.

Management of NII and EVE risk is complementary and supports our efforts to generate a sustainable high-quality NII stream. NII and EVE risks for specific units are measured daily, weekly or monthly depending on materiality, complexity and hedge strategy.

A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure NII and EVE risk. The key assumptions pertain to the projected funding date of mortgage rate commitments, fixed-rate loan prepayment behaviour, term deposit redemption behaviour, and the term and rate profile of non-maturity deposits. All assumptions are derived empirically based on historical client behaviour and product pricing with consideration of possible forward-looking changes. All models and assumptions used to measure IRRBB are subject to independent oversight by GRM.

Market risk measures – IRRBB Sensitivities
The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and 12-month NII, assuming no subsequent hedging. Interest rate risk measures are based on current on and off-balance sheet positions which can change over time in response to business activity and management actions.

[2] IRRBB positions include the impact of derivatives in hedge accounting relationships, FVOCI securities used for interest rate risk management and economic hedges.

Market risk – IRRBB measures* **Table 52**

(Millions of Canadian dollars)	October 31 2023						October 31 2022	
	EVE risk			NII risk (1)				
	Canadian dollar impact	U.S. dollar impact	Total	Canadian dollar impact	U.S. dollar impact	Total	EVE risk	NII risk (1)
Before-tax impact of:								
100 bps increase in rates	$ (1,445)	$ (107)	$ (1,552)	$ 381	$ 270	$ 651	$ (1,900)	$ 781
100 bps decrease in rates	1,430	(77)	1,353	(409)	(342)	(751)	1,709	(839)

* This table represents an integral part of our 2023 Annual Consolidated Financial Statements.
(1) Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.

As at October 31, 2023, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $751 million, down from $839 million last year, and an immediate and sustained +100 bps shock would have had a negative impact to our EVE of $1,552 million, down from $1,900 million last year. The change in NII sensitivity reflects a change in product mix and the change in EVE sensitivity can be attributed to a reduction in the term of fixed rate assets. During 2023, NII and EVE risks remained within approved limits.

Market risk measures for other material non-trading portfolios

Investment securities carried at FVOCI

We held $128 billion of investment securities carried at FVOCI as at October 31, 2023, compared to $93 billion at the end of the prior year. We hold debt securities carried at FVOCI primarily as investments, as well as to manage liquidity risk and hedge interest rate risk in our non-trading banking balance sheet. As at October 31, 2023, our portfolio of investment securities carried at FVOCI is interest rate sensitive and would impact OCI by a pre-tax change in value of $5 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax change in value of $28 million, as measured by the change in value for a one basis point widening of credit spreads. The value of the investment securities carried at FVOCI included in our IRRBB measures as at October 31, 2023 was $125 billion. Our investment securities carried at FVOCI also include equity exposures of $1 billion as at October 31, 2023, compared to $1 billion at the end of the prior year.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our operations in the U.S. and other activities conducted in U.S. dollars. Our other significant exposure is to the British pound due to our activities conducted internationally in this currency. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar and British pound could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders' equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposure unrelated to our trading activity. Hedge accounting is elected where applicable. These derivatives are included in our IRRBB measures and other internal non-trading market risk measures. We use interest rate swaps to manage our IRRBB, funding and investment activities. Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar, British Pound, and Euro.

For further details on the application of hedge accounting and the use of derivatives for hedging activities, refer to Notes 2 and 9 of our 2023 Annual Consolidated Financial Statements.

Linkage of market risk to selected balance sheet items

The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

Linkage of market risk to selected balance sheet items **Table 53**

	As at October 31, 2023			
		Market risk measure		
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk				
Cash and due from banks	$ 61,989	$ –	$ 61,989	Interest rate
Interest-bearing deposits with banks	71,086	1	71,085	Interest rate
Securities				
Trading	190,151	171,483	18,668	Interest rate, credit spread
Investment, net of applicable allowance	219,579	–	219,579	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	340,191	304,672	35,519	Interest rate
Loans				
Retail	569,951	–	569,951	Interest rate
Wholesale	287,826	3,134	284,692	Interest rate
Allowance for loan losses	(5,004)	–	(5,004)	Interest rate
Segregated fund net assets	2,760	–	2,760	Interest rate
Other				
Derivatives	142,450	139,011	3,439	Interest rate, foreign exchange
Other assets	108,178	8,699	99,479	Interest rate
Assets not subject to market risk (3)	15,835			
Total assets	$ 2,004,992	$ 627,000	$ 1,362,157	
Liabilities subject to market risk				
Deposits	$ 1,231,687	$ 51,025	$ 1,180,662	Interest rate
Segregated fund liabilities	2,760	–	2,760	Interest rate
Other				
Obligations related to securities sold short	33,651	33,555	96	
Obligations related to assets sold under repurchase agreements and securities loaned	335,238	312,551	22,687	Interest rate
Derivatives	142,629	130,094	12,535	Interest rate, foreign exchange
Other liabilities	109,533	12,491	97,042	Interest rate
Subordinated debentures	11,386	–	11,386	Interest rate
Liabilities not subject to market risk (4)	20,348			
Total liabilities	$ 1,887,232	$ 539,716	$ 1,327,168	
Total equity	117,760			
Total liabilities and equity	$ 2,004,992			

(1) Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2) Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRRBB.
(3) Assets not subject to market risk include physical and other assets.
(4) Liabilities not subject to market risk include payroll related and other liabilities.

(Millions of Canadian dollars)	As at October 31, 2022 (1) Balance sheet amount	Market risk measure Traded risk (2)	Market risk measure Non-traded risk (3)	Non-traded risk primary risk sensitivity
Assets subject to market risk				
Cash and due from banks	$ 72,397	$ –	$ 72,397	Interest rate
Interest-bearing deposits with banks	108,011	2	108,009	Interest rate
Securities				
Trading	148,205	131,071	17,134	Interest rate, credit spread
Investment, net of applicable allowance	170,018	–	170,018	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	317,845	287,454	30,391	Interest rate
Loans				
Retail	549,751	26	549,725	Interest rate
Wholesale	273,967	5,921	268,046	Interest rate
Allowance for loan losses	(3,753)	–	(3,753)	Interest rate
Segregated fund net assets	2,638	–	2,638	Interest rate
Other				
Derivatives	154,439	151,244	3,195	Interest rate, foreign exchange
Other assets	109,629	8,826	100,803	Interest rate
Assets not subject to market risk (4)	14,072			
Total assets	$ 1,917,219	$ 584,544	$ 1,318,603	
Liabilities subject to market risk				
Deposits	$ 1,208,814	$ 39,000	$ 1,169,814	Interest rate
Segregated fund liabilities	2,638	–	2,638	Interest rate
Other				
Obligations related to securities sold short	35,511	35,482	29	
Obligations related to assets sold under repurchase agreements and securities loaned	273,947	264,025	9,922	Interest rate
Derivatives	153,491	139,406	14,085	Interest rate, foreign exchange
Other liabilities	102,881	10,594	92,287	Interest rate
Subordinated debentures	10,025	–	10,025	Interest rate
Liabilities not subject to market risk (5)	21,737			
Total liabilities	$ 1,809,044	$ 488,507	$ 1,298,800	
Total equity	108,175			
Total liabilities and equity	$ 1,917,219			

(1) Amounts have been revised from those previously presented to align with the definition of trading risk in accordance with OSFI's CAR Guidelines.
(2) Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(3) Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRRBB.
(4) Assets not subject to market risk include physical and other assets.
(5) Liabilities not subject to market risk include payroll related and other liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.

Governance of liquidity risk

Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy, and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite.

Liquidity risk objectives, policies and risk appetite are reviewed regularly, and updated to reflect changes in industry practice and relevant regulatory guidance. Enterprise policies are supported by subsidiary, operational, desk and product-level policies and standards that specify risk control elements, such as parameters, methodologies, limits and authorities governing the measurement and management of liquidity. Management practices, parameters, models and methodologies are also subject to regular review, and are updated to reflect market conditions and business mix. Stress testing is employed to assess the robustness of the control framework and inform liquidity contingency plans.

Responsibilities for liquidity risk oversight and management
The Board, the Risk Committee of the Board, the Group Risk committee (GRC), the Asset Liability Committee (ALCO), and the Policy Review Committee (PRC) are accountable for the identification, assessment, control, monitoring and oversight of liquidity risk. The GRC, PRC and/or the ALCO review liquidity reporting and policies prior to review by the Board or its committees.

- The Board, the Risk Committee of the Board, the GRC and the ALCO regularly review information on our consolidated liquidity position;
- The PRC approves the Liquidity Risk Policy, which establishes minimum risk control elements in accordance with the Board-approved risk appetite and the LRMF, and the Pledging Policy, which outlines the requirements and authorities for the management of our pledging activities;
- The ALCO annually approves the Enterprise Liquidity Contingency Plan (ELCP) and provides strategic direction and oversight to Corporate Treasury, other functions, and business segments on the management of liquidity and funding.

In addition to our committee oversight framework, liquidity risk management activities are subject to the three lines of defence governance model. Corporate Treasury, the first line of defence for the management of liquidity risk, is subject to independent second line challenge and oversight by GRM. RBC Internal Audit is the third line of defence. The three lines of defence are independent of the business whose activities generate liquidity risks.

Liquidity risk mitigation strategies and techniques
Our liquidity management policies and practices are designed to ensure the soundness of our liquidity position. Our liquidity profile is structured to ensure that we have sufficient liquidity to satisfy current and prospective commitments in both normal and stressed conditions. For this purpose, we employ the following liquidity risk mitigation strategies and techniques:

- Maintaining a sufficient buffer of cash, central bank reserves, and unencumbered marketable securities, supported by a demonstrated capacity to monetize these securities during stress;
- Access to a broad range of funding sources, including a stable base of core client deposits and a diversified wholesale funding mix;
- Access to central bank funding facilities in Canada and the U.S., and select other jurisdictions in which we operate;
- Timely and granular risk measurement and reporting to control and monitor liquidity sources and uses, and inform liquidity risk management decisions;
- A comprehensive program for liquidity stress testing and crisis management;
- Governance of pledging activity through limits and designated liquid asset buffers to address potential increased pledging activity;
- Achieving an appropriate balance between the level of exposure allowed under our risk appetite and the cost of risk mitigation;
- Transparent liquidity transfer pricing and cost allocation mechanisms to align risk management with business strategies; and
- A three-lines-of-defence governance model providing effective oversight and challenge of liquidity risk strategies, metrics, assumptions, and controls.

Our dedicated liquid asset portfolios are managed and controlled in accordance with internal policies and are subject to minimum asset quality and other relevant requirements (e.g., term to maturity, diversification, and eligibility for central bank advances). These securities, along with other unencumbered liquid assets held for trading or other activities, contribute to our liquidity reserve, as reflected in the liquidity disclosures below.

Risk tolerance
Our liquidity risk appetite is reviewed at a minimum annually by ALCO, GRC, and the Risk Committee of the Board before it is recommended for approval to the Board. Risk appetite, a key element of our enterprise risk management framework, is defined as the amount and type of risk that RBC is able and willing to take in pursuit of its business objectives.

Risk measurement and internal liquidity reporting
We maintain robust liquidity risk measurement capabilities to support timely and frequent reporting of information for the management of our liquidity position and oversight of risk. This reporting, which includes internal and regulatory metrics, is used to monitor adherence with our risk appetite and limits, and position relative to regulatory minimums. Regulatory metrics used to manage and control liquidity risk include OSFI's Liquidity Coverage Ratio (LCR), Net Stable Funding Ratio (NSFR) and Net Cumulative Cash Flow (NCCF). The specificity with which we measure and manage liquidity allows us to make ongoing informed assessments of the demands and mobility of liquidity, considering currency requirements, access to foreign exchange markets and commitments, and expectations under local regulations.

Internal assessments of liquidity risk include application of scenario-specific assumptions against our assets and liabilities, and various off-balance sheet commitments and obligations to project cash flows over varying time horizons and degrees of stress. For example, certain government bonds could be quickly and easily converted to cash without significant loss of value. In contrast, lower-rated securities may not be deemed appropriate sources of liquidity in times of stress, or may incur higher potential monetization costs. While relationship-based deposits contractually can be withdrawn immediately, in practice, these balances can be relatively stable sources of funding depending on several factors, such as the nature of the client and their intended use. Assumptions and methodologies informing our assessment of liquidity risk are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and generally accepted industry practices.

To manage liquidity risk within our liquidity risk appetite, we set limits on various metrics over a range of time horizons, jurisdictions and currencies. We also consider various levels of stress conditions in our development of appropriate contingency, recovery and resolution plans. Our liquidity risk measurement and control activities cover multiple areas:

Structural (longer-term) liquidity risk
We use both internal and regulatory metrics to manage and control the structural alignment between long-term illiquid assets, the availability of core relationship deposits and longer-term funding. Conversely, we aim to align the use of shorter-term wholesale funding with assets of equivalent liquidity-generating potential.

Tactical (shorter-term) liquidity risk
To address potential immediate cash flow risks during periods of stress, we use short-term net cash flow limits to control risk at the material unit, subsidiary and currency levels. Net cash flow positions are determined by applying internally-derived risk assumptions and parameters to known and anticipated cash flows for all material unencumbered assets, liabilities and off-balance sheet activities. Additional product-level controls and limits are employed to manage concentration risk and perceived market capacity limitations for more sensitive liquidity sources and uses. We also control tactical liquidity by adhering to relevant regulatory standards, such as LCR.

Stress testing
Our comprehensive stress testing program informs internal assessments of the sufficiency of liquid assets, and whether they are adequately pre-positioned and accessible to meet stressed liquidity needs. Our stress tests, which include elements of scenario and sensitivity analyses, measure our prospective exposure to systemic and RBC-specific events over periods of time. Different degrees of severity are considered for each type of crisis with some scenarios reflecting multiple downgrades to our credit ratings.

Contingency liquidity risk management and funding plans
Contingency liquidity risk planning assesses the impact of sudden stress on our liquidity risk position and identifies a range of potential mitigating actions and plans. Corporate Treasury maintains the Enterprise Liquidity Contingency Plan (ELCP) and regional liquidity contingency plans (LCPs) that identify potential sources of stress and guide our responses to liquidity crises. Potential sources of stress are calibrated based on relevant historical experience and resulting contingent funding needs, including those from draws on committed credit and liquidity lines, demands for increased collateral and deposit run-offs. The ELCP also identifies alternative liquidity sources and considerations for their use.

Additionally, under the leadership of Corporate Treasury, enterprise and regional Liquidity Crisis Teams (LCTs) each meet regularly to assess our liquidity status, review, and approve the LCPs and during times of stress, provide linkages to the front line and other functions to support effective and coordinated crisis management and oversight. Enterprise and local LCTs include members from key business segments, GRM, Finance, Operations, and Communications. The liquidity status assessment and monitoring process informs management, the Board and regulatory agencies of our assessment of internal and external events and their potential implications on liquidity risk.

Liquidity reserve and asset encumbrance
The following tables provide summaries of our liquidity reserve and asset encumbrance. To varying degrees, unencumbered assets represent a ready source of funding. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources. Encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or regional capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. As per our liquidity management framework and practice, encumbered assets are not considered a source of liquidity.

Liquidity reserve
Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

Liquidity reserve — Table 54

(Millions of Canadian dollars)	As at October 31, 2023				
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks (1)	$ 135,353	$ –	$ 135,353	$ 3,329	$ 132,024
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2)	325,002	363,377	688,379	425,109	263,270
Other securities	130,209	118,651	248,860	153,700	95,160
Other liquid assets (3)	31,706	–	31,706	28,953	2,753
Total liquid assets	**$ 622,270**	**$ 482,028**	**$ 1,104,298**	**$ 611,091**	**$ 493,207**

(Millions of Canadian dollars)	As at October 31, 2022				
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$ 180,408	$ –	$ 180,408	$ 3,601	$ 176,807
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2)	246,916	326,089	573,005	373,893	199,112
Other securities	110,057	119,129	229,186	135,349	93,837
Other liquid assets (3)	42,090	–	42,090	40,318	1,772
Total liquid assets	$ 579,471	$ 445,218	$ 1,024,689	$ 553,161	$ 471,528

(Millions of Canadian dollars)	As at	
	October 31 **2023**	October 31 2022
Royal Bank of Canada	$ 210,191	$ 186,855
Foreign branches	79,947	90,910
Subsidiaries	203,069	193,763
Total unencumbered liquid assets	**$ 493,207**	$ 471,528

(1) Includes balances that are classified as held for sale and presented in Other assets. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.
(2) Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government's conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(3) Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.

2023 vs. 2022
Total unencumbered liquid assets increased $22 billion or 5% from last year, mainly due to an increase in on-balance sheet securities reflecting higher client deposit levels, partially offset by a decrease in cash and deposits with banks.

Asset encumbrance
The table below provides a summary of our on- and off-balance sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at October 31, 2023, our unencumbered assets available as collateral comprised 24% of total assets (October 31, 2022 – 24%).

Asset encumbrance **Table 55**

	As at									
	October 31 2023					October 31 2022				
	Encumbered		Unencumbered			Encumbered		Unencumbered		
(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total
Cash and deposits with banks (4)	$ –	$ 3,329	$ 132,024	$ –	$ 135,353	$ –	$ 3,601	$ 176,807	$ –	$ 180,408
Securities										
Trading	99,990	–	100,517	2,252	202,759	62,941	–	91,738	3,303	157,982
Investment, net of applicable allowance	7,752	–	211,827	–	219,579	7,996	–	162,022	–	170,018
Assets purchased under reverse repurchase agreements and securities borrowed (5)	495,233	27,343	6,876	1,862	531,314	456,292	21,709	9,192	3,409	490,602
Loans										
Retail										
Mortgage securities	26,365	–	28,079	–	54,444	28,208	–	27,263	–	55,471
Mortgage loans	69,802	–	37,313	272,942	380,057	62,905	–	26,696	273,724	363,325
Non-mortgage loans	6,775	–	–	128,675	135,450	6,066	–	–	124,889	130,955
Wholesale	–	–	10,056	278,052	288,108	–	–	9,119	264,848	273,967
Allowance for loan losses	–	–	–	(5,004)	(5,004)	–	–	–	(3,753)	(3,753)
Segregated fund net assets	–	–	–	2,760	2,760	–	–	–	2,638	2,638
Other										
Derivatives	–	–	–	142,450	142,450	–	–	–	154,439	154,439
Others (6)	28,953	–	2,753	89,747	121,453	40,318	–	1,772	81,611	123,701
Total assets	$ 734,870	$ 30,672	$ 529,445	$ 913,736	$ 2,208,723	$ 664,726	$ 25,310	$ 504,609	$ 905,108	$ 2,099,753

(1) Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2) Represents assets that are immediately available for use as collateral, including NHA MBS, our unencumbered mortgage loans that qualify as eligible collateral at FHLB, as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the FRBNY.
(3) Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4) Includes balances that were classified as held for sale and presented in Other assets. For further details, refer to Note 6 of our 2023 Annual Consolidated Financial Statements.
(5) Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions, and margin lending. Includes $27 billion (October 31, 2022 – $22 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(6) The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

2023 vs. 2022
Total unencumbered assets available as collateral have increased $25 billion from last year, mainly due to an increase in on-balance sheet securities as well as higher available loan balances eligible as collateral at FHLB. These factors were partially offset by a decrease in cash and deposits with banks.

Funding

Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.

Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure, and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions.

We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs.

We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.

Deposit and funding profile
As at October 31, 2023, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $844 billion or 52% of our total funding (October 31, 2022 – $819 billion or 54%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.

Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2023, the notional value of issued and outstanding long-term debt subject to conversion under the Bail-in regime was $106 billion (October 31, 2022 – $85 billion).

For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.

Long-term debt issuance

During 2023, we continued to experience favourable unsecured wholesale funding access and pricing. We issued, either directly or through our subsidiaries, unsecured long-term funding of $44 billion in various currencies and markets.

We use residential mortgage and credit card securitization programs as a source of funding and for liquidity and asset/liability management purposes. Our total secured long-term funding includes outstanding MBS sold, covered bonds that are collateralized with residential mortgages and securities backed by credit card receivables.

For further details, refer to the Off-balance sheet arrangements section.

Long-term funding sources* (1) **Table 56**

	As at	
(Millions of Canadian dollars)	**October 31 2023**	October 31 2022
Unsecured long-term funding	**$ 139,882**	$ 119,241
Secured long-term funding	**74,720**	68,953
Subordinated debentures	**12,038**	10,639
	$ 226,640	$ 198,833

* This table represents an integral part of our 2023 Annual Consolidated Financial Statements.
(1) Based on original term to maturity greater than 1 year.

The following table summarizes our registered programs and their authorized limits by geography.

Programs by geography **Table 57**

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$50 billion	• European Debt Issuance Program – US$75 billion
		• Global Covered Bond Program – €75 billion
		• Japanese Issuance Programs – ¥1 trillion

We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).

As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

Long-term debt (1) – funding mix by currency of issuance


Euro
20%
U.S. dollar
45%
Other
11%
Canadian dollar
24%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year

Long-term debt (1) – funding mix by product


MBS/CMB (2)
6%
Covered Bonds
24%
Cards
securitization
3%
Subordinated
debentures
5%
Unsecured
funding
62%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

The following table shows the composition of our wholesale funding based on remaining term to maturity:

Composition of wholesale funding (1) — Table 58

(Millions of Canadian dollars)	As at October 31, 2023 Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$ 4,606	$ 460	$ 319	$ 355	$ 5,740	$ –	$ –	$ 5,740
Certificates of deposit and commercial paper	10,130	7,020	11,858	27,029	56,037	69	–	56,106
Asset-backed commercial paper (3)	4,533	3,829	6,354	2,155	16,871	–	–	16,871
Senior unsecured medium-term notes (4)	43	6,311	133	18,828	25,315	22,790	54,070	102,175
Senior unsecured structured notes (5)	1,343	1,898	2,081	3,343	8,665	5,495	15,744	29,904
Mortgage securitization	–	530	375	1,484	2,389	2,225	9,607	14,221
Covered bonds/asset-backed securities (6)	–	3,236	–	1,685	4,921	10,844	44,733	60,498
Subordinated liabilities	–	–	–	1,500	1,500	2,748	7,791	12,039
Other (7)	8,918	5,098	2,293	2,462	18,771	14,058	90	32,919
Total	$ 29,573	$ 28,382	$ 23,413	$ 58,841	$ 140,209	$ 58,229	$ 132,035	$ 330,473
Of which:								
– Secured	$ 10,861	$ 10,124	$ 7,483	$ 5,324	$ 33,792	$ 13,069	$ 54,340	$ 101,201
– Unsecured	18,712	18,258	15,930	53,517	106,417	45,160	77,695	229,272

(Millions of Canadian dollars)	As at October 31, 2022 Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$ 5,758	$ 34	$ 311	$ 1,766	$ 7,869	$ –	$ –	$ 7,869
Certificates of deposit and commercial paper	9,482	16,575	23,676	39,674	89,407	–	–	89,407
Asset-backed commercial paper (3)	3,488	2,373	6,646	722	13,229	–	323	13,552
Senior unsecured medium-term notes (4)	375	5,968	2,846	13,189	22,378	19,108	48,556	90,042
Senior unsecured structured notes (5)	404	721	2,136	4,091	7,352	2,363	9,898	19,613
Mortgage securitization	–	1,238	421	2,614	4,273	2,402	9,697	16,372
Covered bonds/asset-backed securities (6)	–	1,016	1,960	2,838	5,814	4,575	42,194	52,583
Subordinated liabilities	60	–	–	110	170	1,483	8,986	10,639
Other (7)	7,241	2,934	8,673	4,387	23,235	10,219	409	33,863
Total	$ 26,808	$ 30,859	$ 46,669	$ 69,391	$ 173,727	$ 40,150	$ 120,063	$ 333,940
Of which:								
– Secured	$ 9,030	$ 6,641	$ 15,367	$ 7,536	$ 38,574	$ 6,977	$ 52,605	$ 98,156
– Unsecured	17,778	24,218	31,302	61,855	135,153	33,173	67,458	235,784

(1) Excludes bankers' acceptances and repos.
(2) Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3) Only includes consolidated liabilities, including our collateralized commercial paper program.
(4) Includes deposit notes.
(5) Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6) Includes credit card and mortgage loans.
(7) Includes tender option bonds (secured) of $5,104 million (October 31, 2022 – $6,038 million), bearer deposit notes (unsecured) of $4,529 million (October 31, 2022 – $3,478 million), floating rate notes (unsecured) of $1,675 million (October 31, 2022 – $2,145 million), other long-term structured deposits (unsecured) of $16,896 million (October 31, 2022 – $12,411 million), and FHLB advances (secured) of $4,507 million (October 31, 2022 – $9,609 million), and wholesale guaranteed interest certificates of $208 million (October 31, 2022 – $182 million). Bearer deposit notes (unsecured), floating rate notes (unsecured) and wholesale guaranteed interest certificates amounts have been revised from those previously presented.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.

The following table presents our major credit ratings:

Credit ratings (1) — Table 59

	As at November 29, 2023			
	Short-term debt	Legacy senior long-term debt (2)	Senior long-term debt (3)	Outlook
Moody's (4)	P-1	Aa1	A1	stable
Standard & Poor's (5)	A-1+	AA-	A	stable
Fitch Ratings (6)	F1+	AA	AA-	stable
DBRS (7)	R-1 (high)	AA (high)	AA	stable

(1) Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2) Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3) Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4) On November 6, 2023, Moody's affirmed our ratings with stable outlook.
(5) On May 25, 2023, Standard & Poor's affirmed our ratings with a stable outlook.
(6) On June 20, 2023, Fitch Ratings affirmed our ratings with a stable outlook.
(7) On May 12, 2023, DBRS affirmed our ratings with a stable outlook.

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades — Table 60

	As at					
	October 31 2023			October 31 2022		
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$ 217	$ 138	$ 199	$ 236	$ 146	$ 304
Other contractual funding or margin requirements (1)	41	57	42	38	21	25

(1) Includes GICs issued by our municipal markets business out of New York.

Liquidity Coverage Ratio (LCR)

The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. The BCBS and OSFI regulatory minimum coverage level for LCR is 100%.

OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.

Liquidity coverage ratio common disclosure template (1) **Table 61**

	For the three months ended	
	October 31 2023	
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets		
Total high-quality liquid assets (HQLA)		$ 384,290
Cash outflows		
Retail deposits and deposits from small business customers, of which:	$ 360,167	$ 34,667
Stable deposits (3)	121,924	3,658
Less stable deposits	238,243	31,009
Unsecured wholesale funding, of which:	407,280	198,854
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	150,032	35,505
Non-operational deposits	221,760	127,861
Unsecured debt	35,488	35,488
Secured wholesale funding		39,561
Additional requirements, of which:	349,440	79,711
Outflows related to derivative exposures and other collateral requirements	70,080	20,190
Outflows related to loss of funding on debt products	10,736	10,736
Credit and liquidity facilities	268,624	48,785
Other contractual funding obligations (5)	26,747	26,747
Other contingent funding obligations (6)	760,747	12,569
Total cash outflows		$ 392,109
Cash inflows		
Secured lending (e.g., reverse repos)	$ 312,357	$ 53,592
Inflows from fully performing exposures	16,102	9,851
Other cash inflows	35,338	35,338
Total cash inflows		$ 98,781
		Total adjusted value
Total HQLA		$ 384,290
Total net cash outflows		293,328
Liquidity coverage ratio		131%

	July 31 2023
(Millions of Canadian dollars, except percentage amounts)	Total adjusted value
Total HQLA	$ 382,789
Total net cash outflows	285,527
Liquidity coverage ratio	134%

(1) The LCR is calculated in accordance with OSFI's LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended October 31, 2023 is calculated as an average of 62 daily positions.
(2) With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3) As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4) Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5) Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6) Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 88% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q4 2023 vs. Q3 2023

The average LCR for the quarter ended October 31, 2023 was 131%, which translates into a surplus of approximately $91 billion, compared to 134% and a surplus of approximately $97 billion in the prior quarter. Average LCR levels decreased from prior quarter primarily due to lower wholesale funding levels and loan growth, partially offset by an increase in client deposits.

Net Stable Funding Ratio (NSFR)

NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.

Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the one-year time horizon considered by the NSFR. Required stable funding is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance sheet exposures.

OSFI requires Canadian D-SIBs to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI's LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Net Stable Funding Ratio common disclosure template (1) — Table 62

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2023				
	Unweighted value by residual maturity (2)				
	No maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted value
Available Stable Funding (ASF) Item					
Capital:	$ 117,650	$ –	$ –	$ 11,047	$ 128,697
Regulatory Capital	117,650	–	–	11,047	128,697
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	301,314	104,626	46,055	55,553	470,509
Stable deposits (3)	97,270	44,770	24,000	26,429	184,167
Less stable deposits	204,044	59,856	22,055	29,124	286,342
Wholesale funding:	285,377	510,037	64,539	148,995	358,921
Operational deposits (4)	163,133	–	–	–	81,567
Other wholesale funding	122,244	510,037	64,539	148,995	277,354
Liabilities with matching interdependent assets (5)	68	1,800	2,964	20,378	–
Other liabilities:	45,718		235,759		14,112
NSFR derivative liabilities			24,683		
All other liabilities and equity not included in the above categories	45,718	196,349	1,230	13,497	14,112
Total ASF					$ 972,239
Required Stable Funding (RSF) Item					
Total NSFR high-quality liquid assets (HQLA)					$ 44,012
Deposits held at other financial institutions for operational purposes	–	664	–	–	332
Performing loans and securities:	211,825	312,964	115,838	536,388	706,996
Performing loans to financial institutions secured by Level 1 HQLA	–	110,421	20,430	275	16,133
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	4,886	118,014	26,780	29,873	60,715
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	135,078	59,852	32,108	170,886	305,884
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	744	710	2,666	2,460
Performing residential mortgages, of which:	36,953	21,769	34,707	315,334	275,215
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	36,953	21,751	34,689	314,368	274,376
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	34,908	2,908	1,813	20,020	49,049
Assets with matching interdependent liabilities (5)	68	1,800	2,964	20,378	–
Other assets:	2,662		311,650		82,617
Physical traded commodities, including gold	2,662				2,262
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs			18,788		15,970
NSFR derivative assets			25,787		1,103
NSFR derivative liabilities before deduction of variation margin posted			54,824		2,741
All other assets not included in the above categories	–	154,335	19	57,897	60,541
Off-balance sheet items			791,176		29,674
Total RSF					$ 863,631
Net Stable Funding Ratio (%)					113%

(Millions of Canadian dollars, except percentage amounts)	As at July 31, 2023 Weighted value
Total ASF	$ 938,870
Total RSF	834,782
Net Stable Funding Ratio (%)	112%

(1) The NSFR is calculated in accordance with OSFI's Liquidity Adequacy Requirements (LAR) guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.

(2) Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs, NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted, and Off-balance sheet items.

(3) As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4) Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5) Interdependent assets and liabilities represent National Housing Act Mortgage-Backed Securities (NHA MBS) liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital, and long-term wholesale liabilities. Required stable funding is driven mainly by the bank's mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe would be available.

Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.

Q4 2023 vs. Q3 2023

The NSFR as at October 31, 2023 was 113%, which translates into a surplus of approximately $109 billion, compared to 112% and a surplus of approximately $104 billion in the prior quarter. NSFR increased compared to the prior quarter mainly due to an increase in deposits and stable funding, partially offset by loan growth.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity reporting section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items — Table 63

	As at October 31, 2023									
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets										
Cash and deposits with banks	$ 130,121	$ 8	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,946	$ 133,075
Securities										
Trading (1)	117,373	56	103	26	46	99	127	8,997	63,324	190,151
Investment, net of applicable allowance	5,090	6,436	3,890	5,547	8,678	41,734	66,047	81,337	820	219,579
Assets purchased under reverse repurchase agreements and securities borrowed (2)	146,722	71,346	60,468	20,475	16,889	3,754	–	–	20,537	340,191
Loans, net of applicable allowance	30,889	23,026	31,442	37,978	41,285	201,479	320,082	77,460	89,132	852,773
Other										
Customers' liability under acceptances	16,493	5,247	–	–	–	–	5	–	(50)	21,695
Derivatives	10,074	13,655	9,292	6,955	6,173	18,905	33,260	44,136	–	142,450
Other financial assets	41,116	2,836	3,205	212	587	191	279	2,600	3,170	54,196
Total financial assets	497,878	122,610	108,400	71,193	73,658	266,162	419,800	214,530	179,879	1,954,110
Other non-financial assets	5,657	1,793	1,765	191	2,591	1,976	2,422	5,776	28,711	50,882
Total assets	$ 503,535	$ 124,403	$ 110,165	$ 71,384	$ 76,249	$ 268,138	$ 422,222	$ 220,306	$ 208,590	$ 2,004,992
Liabilities and equity										
Deposits (3)										
Unsecured borrowing	$ 109,666	$ 59,128	$ 62,531	$ 76,957	$ 66,846	$ 59,845	$ 77,782	$ 27,314	$ 588,165	$ 1,128,234
Secured borrowing	4,992	6,044	7,337	4,100	1,489	6,965	13,616	8,706	–	53,249
Covered bonds	–	2,543	–	–	1,687	9,422	31,847	4,705	–	50,204
Other										
Acceptances	16,493	5,247	–	–	–	–	5	–	–	21,745
Obligations related to securities sold short	33,651	–	–	–	–	–	–	–	–	33,651
Obligations related to assets sold under repurchase agreements and securities loaned (2)	254,955	37,121	19,509	(6)	(1)	279	–	–	23,381	335,238
Derivatives	9,716	16,359	9,311	6,346	5,974	19,290	32,400	43,233	–	142,629
Other financial liabilities	44,207	5,295	3,028	1,382	1,692	959	2,253	14,402	3,945	77,163
Subordinated debentures	–	–	–	–	–	–	1,937	9,449	–	11,386
Total financial liabilities	473,680	131,737	101,716	88,779	77,687	96,760	159,840	107,809	615,491	1,853,499
Other non-financial liabilities	929	6,613	221	216	150	1,102	2,009	12,928	9,565	33,733
Equity	–	–	–	–	–	–	–	–	117,760	117,760
Total liabilities and equity	$ 474,609	$ 138,350	$ 101,937	$ 88,995	$ 77,837	$ 97,862	$ 161,849	$ 120,737	$ 742,816	$ 2,004,992
Off-balance sheet items										
Financial guarantees	$ 544	$ 2,013	$ 3,528	$ 3,691	$ 4,716	$ 784	$ 7,314	$ 701	$ 23	$ 23,314
Commitments to extend credit	7,086	8,338	14,774	14,447	18,361	58,978	205,504	23,181	5,524	356,193
Other credit-related commitments	14,799	1,173	1,563	1,858	1,659	169	435	49	95,099	116,804
Other commitments	91	10	15	15	15	55	128	178	985	1,492
Total off-balance sheet items	$ 22,520	$ 11,534	$ 19,880	$ 20,011	$ 24,751	$ 59,986	$ 213,381	$ 24,109	$ 101,631	$ 497,803

(1) Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2) Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(3) A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

(Millions of Canadian dollars)	As at October 31, 2022 Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets										
Cash and deposits with banks	$ 177,946	$ 2	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,460	$ 180,408
Securities										
Trading (1)	86,491	592	71	8	–	104	170	8,710	52,059	148,205
Investment, net of applicable allowance	3,250	7,490	7,390	3,537	4,873	12,303	50,979	79,387	809	170,018
Assets purchased under reverse repurchase agreements and securities borrowed (2)	122,836	76,590	58,750	19,246	17,212	1,131	–	–	22,080	317,845
Loans, net of applicable allowance	31,203	21,795	29,253	39,919	34,658	150,826	348,411	75,091	88,809	819,965
Other										
Customers' liability under acceptances	11,632	6,235	5	–	–	–	–	–	(45)	17,827
Derivatives	13,100	19,753	10,184	7,004	6,009	20,709	36,081	41,571	28	154,439
Other financial assets	48,485	1,964	1,666	199	457	246	231	2,364	3,025	58,637
Total financial assets	494,943	134,421	107,319	69,913	63,209	185,319	435,872	207,123	169,225	1,867,344
Other non-financial assets	6,744	1,609	196	(357)	2,647	1,691	2,510	5,192	29,643	49,875
Total assets	$ 501,687	$ 136,030	$ 107,515	$ 69,556	$ 65,856	$ 187,010	$ 438,382	$ 212,315	$ 198,868	$ 1,917,219
Liabilities and equity										
Deposits (3)										
Unsecured borrowing	$ 91,052	$ 56,920	$ 52,671	$ 64,685	$ 83,220	$ 39,327	$ 60,161	$ 18,500	$ 645,195	$ 1,111,731
Secured borrowing	4,343	6,271	7,365	2,007	4,626	6,059	15,400	7,824	–	53,895
Covered bonds	–	1,016	1,960	1,993	–	3,839	28,692	5,688	–	43,188
Other										
Acceptances	11,632	6,235	5	–	–	–	–	–	–	17,872
Obligations related to securities sold short	35,511	–	–	–	–	–	–	–	–	35,511
Obligations related to assets sold under repurchase agreements and securities loaned (2)	211,929	35,600	7,743	1,055	313	946	–	–	16,361	273,947
Derivatives	13,096	22,073	10,994	7,097	5,244	20,135	34,226	40,626	–	153,491
Other financial liabilities	57,152	1,390	1,353	656	958	892	2,378	11,411	1,117	77,307
Subordinated debentures	–	–	–	110	–	–	1,881	8,034	–	10,025
Total financial liabilities	424,715	129,505	82,091	77,603	94,361	71,198	142,738	92,083	662,673	1,776,967
Other non-financial liabilities	1,021	6,585	298	156	178	1,046	1,073	12,357	9,363	32,077
Equity	–	–	–	–	–	–	–	–	108,175	108,175
Total liabilities and equity	$ 425,736	$ 136,090	$ 82,389	$ 77,759	$ 94,539	$ 72,244	$ 143,811	$ 104,440	$ 780,211	$ 1,917,219
Off-balance sheet items										
Financial guarantees	$ 545	$ 2,211	$ 3,745	$ 3,274	$ 3,446	$ 1,415	$ 4,550	$ 1,068	$ 37	$ 20,291
Commitments to extend credit	7,016	6,879	14,184	21,094	17,133	49,135	193,990	19,269	4,516	333,216
Other credit-related commitments	1,934	1,135	1,674	1,448	1,469	541	520	85	90,821	99,627
Other commitments	24	11	16	16	16	60	136	187	849	1,315
Total off-balance sheet items	$ 9,519	$ 10,236	$ 19,619	$ 25,832	$ 22,064	$ 51,151	$ 199,196	$ 20,609	$ 96,223	$ 454,449

(1) Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2) Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(3) A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis
The following tables provide remaining contractual maturity analysis of our financial liabilities and off-balance sheet items. Disclosed amounts are the contractual undiscounted cash flows of all financial liabilities (e.g., par value or amount payable upon maturity). The amounts do not reconcile directly with those in our consolidated balance sheets as the table incorporates only cash flows relating to payments on maturity and do not recognize premiums, discounts or mark-to-market adjustments recognized in the instruments' carrying values as at the balance sheet date. Financial liabilities are based upon the earliest period in which they are required to be paid. For off-balance sheet items, the undiscounted cash flows potentially payable under financial guarantees and commitments to extend credit are classified based on the earliest date they can be called.

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis* — Table 64

	As at October 31, 2023					
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities						
Deposits (1)	$ 510,868	$ 482,738	$ 74,465	$ 124,906	$ 42,920	$ 1,235,897
Other						
Acceptances	–	21,740	–	5	–	21,745
Obligations related to securities sold short	–	33,741	–	–	–	33,741
Obligations related to assets sold under repurchase agreements and securities loaned	23,381	311,154	279	–	–	334,814
Other liabilities	608	54,844	284	657	12,463	68,856
Lease liabilities	–	653	621	1,519	1,971	4,764
Subordinated debentures	–	–	–	1,939	9,457	11,396
	534,857	904,870	75,649	129,026	66,811	1,711,213
Off-balance sheet items						
Financial guarantees (2)	$ 23,308	$ 2	$ 4	$ –	$ –	$ 23,314
Other commitments (3)	–	61	55	128	178	422
Commitments to extend credit (2)	5,617	114,495	48,848	178,048	9,185	356,193
	28,925	114,558	48,907	178,176	9,363	379,929
Total financial liabilities and off-balance sheet items	$ 563,782	$ 1,019,428	$ 124,556	$ 307,202	$ 76,174	$ 2,091,142

	As at October 31, 2022					
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities						
Deposits (1)	$ 562,288	$ 463,711	$ 50,169	$ 106,568	$ 37,260	$ 1,219,996
Other						
Acceptances	–	17,872	–	–	–	17,872
Obligations related to securities sold short	–	35,395	–	–	–	35,395
Obligations related to assets sold under repurchase agreements and securities loaned	16,367	256,756	948	–	–	274,071
Other liabilities	508	61,420	220	709	9,191	72,048
Lease liabilities	–	654	630	1,609	2,217	5,110
Subordinated debentures	–	110	–	1,884	8,042	10,036
	579,163	835,918	51,967	110,770	56,710	1,634,528
Off-balance sheet items						
Financial guarantees (2)	$ 20,289	$ 2	$ –	$ –	$ –	$ 20,291
Other commitments (3)	–	73	60	136	187	456
Commitments to extend credit (2)	284,606	48,573	1	36	–	333,216
	304,895	48,648	61	172	187	353,963
Total financial liabilities and off-balance sheet items	$ 884,058	$ 884,566	$ 52,028	$ 110,942	$ 56,897	$ 1,988,491

* This table represents an integral part of our 2023 Annual Consolidated Financial Statements.
(1) A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile.
(2) We believe that it is highly unlikely that all or substantially all of these guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled. The management of the liquidity risk associated with potential extensions of funds is outlined in the preceding Risk measurement and internal liquidity reporting section.
(3) Includes commitments related to short-term and low-dollar value leases, leases not yet commenced, and lease payments related to non-recoverable tax.

Insurance risk

Insurance risk refers to the potential financial loss that may arise where the amount, timing and/or frequency of benefit and/or premium payments under insurance and reinsurance contracts are different than expected. Insurance risk is distinct from those risks covered by other parts of our risk management framework (e.g., credit, market and operational risk) where those risks are ancillary to, or accompany, the risk transfer. The five insurance sub-risks are: morbidity, mortality, longevity, policyholder behaviour (lapse), and travel risk.

Our Insurance Risk Management Framework provides an overview of our processes and tools for identifying, assessing, managing, mitigating and reporting on the insurance risks that face the organization. These are also supported by our robust three lines of defence governance structure, which is consistent with our Enterprise Risk Management Framework.

Operational/regulatory compliance risk drivers

Operational risk

Operational risk is the risk of loss or harm resulting from people, inadequate or failed internal processes, controls and systems or from external events. Operational risk is inherent in all of our activities and third-party activities and failure to manage operational risk can result in direct or indirect financial loss, reputational impact or regulatory scrutiny and proceedings in the various jurisdictions where we operate.

Our management of operational risk follows the three lines of defence governance model, encompassing the organizational roles and responsibilities for a coordinated enterprise-wide approach. For further details on the structure and organization of our operational risk management and control function, refer to the Risk management – Enterprise risk management section.

Operational risk framework

We have an Enterprise Operational Risk Framework which sets out the processes to identify, assess, monitor, measure, report and communicate on operational risk. The processes are established through the following:

- Risk identification and assessment tools, including the collection and analysis of risk event data, help risk owners understand and proactively manage operational risk exposures. Risk assessments are intended to ensure alignment between risk exposures and efforts to manage them. Management uses outputs of these tools to make informed risk decisions.
- Risk monitoring tools alert management to changes in the operational risk profile. When paired with escalation and monitoring triggers, risk monitoring tools can identify risk trends, warn management of risk levels that approach or exceed defined limits, as well as prompt actions and mitigation plans to be undertaken.
- Risk capital measurement is designed to provide credible estimation of potential risk exposure, including surfacing risk vulnerabilities, and informs strategic and capital planning decisions, which are ultimately intended to ensure that the bank is sufficiently resilient to withstand operational risk losses both in normal times and under stress situations.
- Risk reporting and communication processes seek to ensure that relevant operational risk information is made available to management in a timely manner to support risk-informed business decisions.

Conclusions from our operational risk programs enable learning based on what has occurred, insights into whether it could happen elsewhere in the organization, and what controls we need to amend or implement. These conclusions support the articulation of our operational risk appetite and are used to inform the overall level of operational risk exposure which thereby defines our operational risk profile. This profile includes significant operational risk exposures, potential new and emerging exposures and trends, and overall conclusions on the control environment and risk outlook.

We consider the potential risks and rewards of our decisions to strike a balance between accepting potential losses versus incurring costs of mitigation, the expression of which is in the form of our operational risk appetite. Our operational risk appetite is established at the Board level and cascaded throughout each of our business segments. We proactively identify and investigate corporate insurance opportunities to mitigate and reduce potential future impacts of operational risk.

Management reports have been implemented at various levels to support proactive management of operational risk and transparency of risk exposures. These reports are provided to senior management on a regular basis and provide detail on the main drivers of the risk status and trend for each of our business segments and the bank overall. In addition, changes to the operational risk profile that are not aligned to our business strategy or operational risk appetite are identified and discussed at the Operational Risk Committee (comprised of executives across the business and risk management) and presented to GRC and the Risk Committee of the Board.

Our operations expose us to many different operational risks, which may adversely affect our businesses and financial results. The following list is not exhaustive, as other factors could also adversely affect our results.

Operational risk	Management strategy
Information technology and cybersecurity risk 	Information technology risk is the risk associated with the use, ownership, operation and adoption of information systems that can result in business interruptions, client service disruptions and loss of confidential information causing financial loss, reputational damage, and regulatory fines and penalties. We maintain a risk driven program to address the risks following our operational risk framework supported by a global team of technology risk management experts. Cybersecurity risk is the risk to the business associated with cyberattacks initiated to disrupt or disable our operations or to expose or damage data. We have a dedicated team of technology and cybersecurity professionals that manage a comprehensive program to help protect the organization against breaches and other incidents by ensuring appropriate security and operational controls are in place. We continue to strengthen our cyber-control framework and to improve our resilience and cybersecurity capabilities including 24 hour monitoring, cyber intelligence analysis of internal and external threats, and alerting of potentially suspicious security events and incidents. Throughout the year, we continued to invest in our cybersecurity program, and multiple scenarios, assessments and simulations were conducted to test our resiliency strategy.
Information management and privacy risk 	Information management risk is the risk of failing to manage information appropriately through its lifecycle due to inadequate processes, controls and technology resulting in legal and regulatory consequences, reputational damage and/or financial loss. We have made substantial investments in the Enterprise Chief Data Office (CDO) and functional and regional data management and data governance units to promote awareness of and effectively manage information management risk. Managing information management risk is fundamental to realizing our Data Vision, which is to become a data-driven organization that uses data effectively and efficiently to improve client experience and decision-making. Privacy risk is defined as the risk of improper creation or collection, use, disclosure, retention or destruction of personal information (PI) that identifies an individual or can be reasonably used to identify an individual. PI includes the personal information entrusted to RBC by its Clients and Employees. Privacy Risk includes the risk of failure to safeguard PI against unauthorized access or use. The collection, use and sharing of data, as well as the management and governance of data, are increasingly important as we continue to invest in digital solutions and innovation, as well as expanding our business activities, which is also reflected through regulatory developments relating to data privacy. The CDO and the Global Privacy Office partner with cross-functional teams to develop and implement enterprise-wide standards and practices that describe how data is used, protected, managed and governed.
Money laundering and Terrorist financing risk 	Money laundering and Terrorist financing risk is the risk that our products, services and delivery channels are misused to facilitate the laundering of proceeds of crime, financing of terrorist activity, bribery, corruption and other activities that may violate applicable economic sanctions (collectively know as "Financial Crimes"). We maintain an enterprise-wide program designed to deter, detect and report suspected money laundering and terrorist financing or suspicious activities across our organization, while seeking to ensure compliance with the laws and regulations of the various jurisdictions in which we operate. Our Enterprise Financial Crimes program is dedicated to the continuous development and maintenance of robust policies, guidelines, training, risk-assessment tools and models to enable our employees to manage evolving money laundering and terrorist financing risks, economic sanctions and regulatory expectations. The Enterprise Financial Crimes program is regularly evaluated in an effort to ensure it remains current and aligned with industry standards, best practices and all applicable laws, regulations and guidance. Risks of non-compliance can include enforcement actions, criminal prosecutions and reputational damage.
Third-party risk 	Third-party risk is the risk of failure to effectively manage third parties which may expose us to service disruptions, regulatory action, financial loss, litigation or reputational damage. We have a risk-based enterprise-wide program designed to provide oversight for third-party relationships, ensure compliance with global regulatory expectations, and enable effective responses to events that can cause service disruptions, financial loss or various other risks that could impact us. Our approach to third-party risk mitigation is outlined in policies and standards that establish the requirements for identifying and managing risks throughout the engagement with a third-party (including risks resultant from supplier concentration and through fourth parties across the supply chain). Third-party providers critical to our operations are actively monitored for their ability to deliver services to us, including impacts resultant from vendors of our third-party providers (i.e. fourth parties).
Business continuity risk 	Business continuity risk is the risk of being unable to maintain, continue or restore essential business operations during and/or after an event that prevents us from conducting business in the normal course. Exposure to disruptive operational events interrupts the continuity of our business operations and could negatively impact our financial results, reputation, client outcomes and/or result in harm to our employees. These operational events could result from the impact of severe weather, outbreak of a pandemic or other health crisis, failed processes, technology failures or cyber threats. Our risk-based enterprise-wide business continuity management program considers multiple scenarios to address the consequences of a disruption and its effects on the availability of our people, processes, facilities, technology and third-party arrangements. Our approach to business continuity management is outlined in policies and standards embedded across the organization and the related risks are regularly measured, monitored, reported and integrated into our operational risk management and control framework.

Operational risk capital
Requirements for operational risk capital are determined in accordance with OSFI issued guidelines. Upon implementation of the Basel III reforms in Q2 2023, we adopted a new Standardized Approach (SA) for the measurement of operational risk capital. This SA methodology is a formula-based calculation where a Business Indicator Component (BIC) is multiplied by an Internal Loss Multiplier (ILM) to determine operational risk capital. The BIC is a financial statement-based proxy for operational risk that reflects a 3-year average of specified components of net income multiplied by a set of supervisory provided coefficients. The ILM is a scaling factor that is based on our 10-year historical operational loss average relative to the BIC. Operational Risk losses are recorded in our operational risk management system, and robust processes exist to support high quality internal loss data. For further details on operational risk capital, refer to the Capital management section.

Operational risk loss events
As at October 31, 2023, our operational risk losses remain within our risk appetite. For further details on our contingencies, including litigation, refer to Notes 24 and 25 of our 2023 Annual Consolidated Financial Statements.

Culture and conduct risk
Our values set the tone of our organizational culture and translate into desired behaviours as articulated in our Code of Conduct and leadership model. We define conduct as the manifestation of culture through the behaviours, judgment, decisions and actions of the organization and its employees. Our organizational direction establishes the expectation of good conduct outcomes as the operating norm for the organization, all employees, and third-party service providers operating on our behalf to drive positive outcomes for our clients, employees, other stakeholders, financial markets and our reputation. We hold ourselves to the highest standards of conduct to build the trust of our clients, colleagues and communities. The desired outcomes from effective culture and conduct practices align with our purpose and values and support our risk appetite statements.

Risk culture is a subset of our overall culture that influences how, individually and collectively, we take and manage risks. Our risk culture helps us identify and understand risks, openly discuss risks and act on the organization's current and perceived future risks. Our risk culture practices are grounded in our existing risk management and human resource disciplines and protocols. When combined with the elements of effective leadership and values, these practices provide a base from which the resulting risk culture and conduct can be assessed, monitored, sustained and subjected to ongoing enhancement.

Our Board-approved Enterprise Culture and Conduct Risks Framework provides organizational direction and describes our approach to a set of related topics applicable to all risk categories such as fair outcomes for clients and other stakeholders, and our culture, including accountability and risk culture, conduct risk, sales conduct and client practices, and misconduct.

On a regular basis, management communicates behavioural expectations to our employees with an emphasis on conduct and values. Our leadership model also supports and encourages effective challenge between the businesses and control functions. These behavioural expectations are supported by tools and resources which are designed to help employees live our values, report misconduct and raise concerns, including those that might have ethical implications. We are committed to fostering an environment where employees feel safe to speak up without retaliation. Employees have the ability to report matters through a global anonymous Conduct Hotline. In addition, our Code of Conduct outlines an employee's responsibility to be truthful, respect others and comply with laws, regulations and our policies. Anyone who breaches or fails to report an actual or possible breach of the Code of Conduct is subject to corrective or disciplinary action. This can range from reprimands and impacts on performance ratings and compensation, to termination of employment relationships with the organization. As well, Internal Audit conducts select behavioural science reviews to better understand and enhance employee attitudes and behaviours as they relate to risk management.



Outcomes for Stakeholders
Clients
Employees
Financial Markets
Regulators
Our Reputation
Shareholders
Sets expected
Drives
Organizational Direction
articulated through:
Values
Leadership Model
Code of Conduct
Risk Appetite
Risk Principles
Shapes
Culture Factors Influential to Managing Conduct Risk
Risk Awareness
Tone from Above
Accountability
Speaking Up
Incentives
Influences
Individual & Collective Conduct
exhibited through:
Behaviours
Judgment
Decisions
Actions
Apply lessons learned

Regulatory compliance risk

Regulatory compliance risk is the risk of potential non-conformance with laws, rules, regulations and prescribed practices in any jurisdiction in which we operate. Issues regarding compliance with laws and regulations can arise in a number of areas in large complex financial institutions, such as ourselves, and are often the result of inadequate or failed internal processes, controls, people or systems. We currently are, and may be at any given time, subject to a number of legal and regulatory proceedings and subject to numerous governmental and regulatory examinations, investigations and other inquiries.

Laws and regulations are in place to protect the financial and other interests of our clients, shareholders and the public. As a large-scale global financial institution, we are subject to numerous laws and extensive and evolving regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Canada, the U.S., the U.K., Europe and other jurisdictions in which we operate. Such regulation continues to become increasingly extensive and complex. In addition, regulatory scrutiny and expectations in Canada, the U.S., the U.K., Europe and other jurisdictions for large financial institutions with respect to, among other things, governance, risk management practices and controls, and conduct, as well as the enforcement of regulatory compliance matters, has intensified. Failure to comply with these regulatory requirements and expectations or to resolve any identified deficiencies could result in increased regulatory oversight and restrictions. Resolution of such matters can also result in the payment of substantial penalties, agreements with respect to future operation of our business, actions with respect to relevant personnel, admission of wrongdoing, and guilty pleas with respect to criminal charges, which may in turn prohibit us from conducting certain types of business absent regulatory relief.

Operating in this increasingly complex regulatory environment and intense regulatory enforcement environment, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, criminal charges, regulatory scrutiny, examinations and proceedings, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions, and we anticipate that our ongoing business activities will give rise to such matters in the future. The global scope of our operations also means that a single issue may give rise to overlapping regulatory investigations, regulatory proceedings and or civil litigation claims in different jurisdictions. RBC can be subject to such proceedings due to alleged violations of law or, if determined by regulators, allegedly inadequate policies, procedures, controls or remediation of deficiencies. Changes to laws, including tax laws, regulations or regulatory policies, as well as the changes in how they are interpreted, implemented or enforced, could adversely affect us, for example, by lowering barriers to entry in the businesses in which we operate, increasing our costs of compliance, or limiting our activities and ability to execute our strategic plans. In addition, the severity of the remedies sought in legal and regulatory proceedings to which RBC is subject have increased. Further, there is no assurance that we always will be, or be deemed to be, in compliance with laws, regulations or regulatory policies or expectations. Accordingly, it is possible that we could receive a judicial or regulatory enforcement judgment or decision that results in significant fines, damages, penalties, and other costs or injunctions, criminal convictions, or loss of licenses or registrations that would damage our reputation, and negatively impact our earnings and ability to conduct some of our businesses. We are also subject to litigation arising in the ordinary course of our business and the adverse resolution of any litigation could have a significant adverse effect on our results or could give rise to significant reputational damage, which in turn could impact our future business prospects.

Our Regulatory Compliance Management Framework outlines how we manage and mitigate the regulatory compliance risks associated with failing to comply with, or adapt to, current and changing laws and regulations in the jurisdictions in which we operate.

Regulatory compliance risk includes the regulatory risks associated with financial crimes (which include, but are not limited to, money laundering, terrorist financing, bribery, corruption, and violations of economic sanctions), privacy, market conduct, consumer protection and business conduct, as well as prudential and other generally applicable non-financial requirements. Specific compliance policies, procedures and supporting frameworks have been developed to seek to manage regulatory compliance risk.

Strategic risk drivers

Strategic risk

Strategic risk is the risk that the enterprise or particular business areas will make inappropriate strategic choices, or will be unable to successfully implement selected strategies or achieve the expected benefits. Business strategy is a major driver of our risk appetite and consequently the strategic choices we make in terms of business mix determine how our risk profile changes.

Responsibility for selecting and successfully implementing business strategies is mandated to the individual heads of each business segment. Oversight of strategic risk is the responsibility of the heads of the business segments and their operating committees, the Enterprise Strategy & Transformation group, the GE and the Board. The Enterprise Strategy & Transformation group supports the management of strategic risk through the strategic planning process, articulated within our Enterprise Strategic Planning Policy, ensuring alignment across our business, financial, capital and risk planning.

Our annual business portfolio review and project approval request processes help to identify and mitigate strategic risk by seeking to ensure that strategies for new initiatives, lines of business, and the enterprise as a whole align with our risk appetite and risk posture. GRM provides oversight of strategic risk by providing independent reviews of these processes, establishing enterprise risk frameworks, and independently monitoring and reporting on the level of risk established against our risk appetite metrics in accordance with the three lines of defence governance model.

For details on the key strategic priorities for our business segments, refer to the Business segment results section.

Reputation risk

Reputation risk is the risk of an adverse impact on stakeholders' perception of RBC due to i) perceived or actual misalignment between stakeholder perceptions of RBC and the actions or inactions of the bank, its employees, or individuals or groups affiliated with RBC (e.g. stakeholder perceptions of our role as a good corporate citizen), ii) negative or shifting public sentiment on existing, evolving, or emerging industry or global issues, or iii) negative outcomes relating to any risk inherent to the financial services industry, including ineffective management of these risks, or situations beyond our control such as external events or systemic risks. A strong and trustworthy reputation will generally strengthen our market position, reduce the cost of capital, increase shareholder value, strengthen our resiliency, and help attract and retain top talent. Conversely, damage to our reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, regulatory fines and penalties, restrictive agreements with regulators or prosecutors, or criminal prosecutions. The sources of reputation risk are widespread. Reputation risk is a transverse risk which can manifest as an outcome of other risk types including but not limited to credit, regulatory, legal, operational, and environmental and social risks. We can also experience reputation risk from a failure to maintain an effective control environment, exhibit good conduct and maintain appropriate cultural practices.

Managing our reputation risk is an integral part of our organizational culture and our overall enterprise risk management approach, as well as a priority for employees and our Board. Our Board-approved Reputation Risk Management Framework provides an overview of our approach to identify, assess, manage, monitor and report on reputation risk. This framework outlines governance authorities, roles and responsibilities, and controls and mechanisms to manage our reputation risk, including our culture of integrity, compliance with our Code of Conduct and operating within our risk appetite.

Our governance of reputation risk aims to be holistic and provides an integrated view of potential reputation issues across the organization. This governance structure is designed to ensure that ownership and accountability for reputation risk are understood across the enterprise, both proactive and reactive reputation risk decisions are escalated to senior management for review and evaluation, and reporting on reputation risk is comprehensive and integrated.

Legal and regulatory environment risk

Legal and regulatory environment risk is the risk that new or modified laws and regulations, and the interpretation or application of laws and regulations, will negatively impact the way in which we operate, both in Canada and in the other jurisdictions in which we conduct business. The full impact of some of these changes on our business will not be known until final rules are implemented and market practices have developed in response. We continue to respond to these and other developments and are working to minimize any potential adverse business or economic impact. The following provides a high-level summary of some of the key regulatory changes that have potential to increase or decrease our costs, impact our profitability and increase the complexity of our operations.

Global uncertainty

Significant uncertainty about inflationary pressures and geopolitical tensions continues to pose risks to the global economic outlook. In October 2023, the International Monetary Fund (IMF) projected global growth of 3.0% in calendar 2023 which remains unchanged from its July 2023 forecast and is up from 2.7% in October 2022. The IMF projected global growth in 2024 of 2.9%. The global growth recovery from the COVID-19 pandemic and the Russia-Ukraine conflict remains slow and uneven, as economic activity in certain geographies has not yet returned to pre-pandemic levels, resulting in regional divergences. The resolution of the U.S. debt ceiling standoff, and decisive actions taken by global authorities to contain instability in the U.S. regional banking sector have reduced the immediate risks of financial turmoil. However, uncertainty remains regarding: interest rates being sustained at higher levels for longer; the severity and impact of central banks' monetary policy tightening as they attempt to reduce persistent levels of elevated inflation; ongoing geopolitical tensions, including those between Russia and Ukraine and the conflict in the Middle East; extreme weather-related events; and the potential re-emergence of financial sector instability as banks face regulatory reform in the U.S. Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.

Environment and social-related legal and regulatory activity

Environmental and social-related regulations, frameworks, and guidance that apply to banks, insurers and asset managers continue to rapidly evolve. As such, new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements, and may subject us to different and potentially conflicting requirements in the various jurisdictions in which we operate. We continue to monitor the development of applicable laws in this area, including but not limited to the evolution of disclosure requirements for public issuers and climate risk management requirements for financial institutions.

In Canada, OSFI released its final Guideline B-15 – Climate Risk Management on March 7, 2023, which sets out expectations for the management and disclosure of climate-related risks for federally regulated financial institutions (FRFIs) and aims to support FRFIs in developing greater resilience to, and management of, these risks. The first set of guidelines will be effective fiscal year-end 2024, with annual disclosures required to be made publicly available no later than 180 days after fiscal year-end. OSFI intends to review and amend the guideline as practices and standards evolve. We are currently assessing the impact of the guideline and have initiated work to meet the requirements by the effective date.

In the U.S., the SEC issued proposed rule changes on March 21, 2022, which would require many registrants to include certain climate-related disclosures in their regulatory filings, including the financial statements. We continue to monitor developments in this area. In addition, various states in the United States have enacted or proposed statutes or regulations addressing environmental and/or social matters. As environmental and social issues become more politicized, statutes or regulations in certain states may be interpreted to prohibit governmental entities, such as public pension funds and issuers of municipal bonds, from doing business with certain financial institutions, and political pressure may be placed upon governmental entities to not do business with certain financial institutions, based on the financial institutions' perceived positions on certain environmental and/or social matters. We continue to monitor developments in this area and assess their impacts on our businesses.

Internationally, the International Sustainability Standards Board (ISSB) issued its inaugural standards on June 26, 2023, being IFRS S1 General Requirements for Disclosures of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures (collectively, the ISSB Standards). IFRS S1 sets out general reporting requirements for disclosing sustainability-related financial information. IFRS S2 requires an entity to disclose information about climate-related risks and opportunities and the impact on an entity's financial position, performance, cash flows, strategy and business model. The applicability of the standards and the effective date for Canadian reporting issuers is subject to adoption by Canadian regulators, and we continue to monitor communication from the Canadian Securities Administrators.

In addition, the European Union's Corporate Sustainability Reporting Directive (CSRD) requires reporting under the European Sustainability Reporting Standards (ESRS). The ESRS, which were adopted by the European Commission on July 31, 2023, set out the requirements for companies to report on sustainability-related impacts, opportunities and risks. We are currently assessing the impact of the CSRD.

We continue to monitor trends in climate-related litigation and regulatory enforcement actions, including those involving claims of "greenwashing", which generally refer to claims that false or misleading information about an organization's products or services or operations has been conveyed to suggest that the organization is doing more to protect the environment than it is, and to assess the impact on our litigation and regulatory compliance risks.

Government of Canada 2023 Budget
On March 28, 2023, the Government of Canada presented its 2023 budget ("Budget 2023"), which introduced a number of proposed measures including a proposal to deny the dividend received deduction in respect of dividends received by financial institutions after December 31, 2023 on shares of corporations resident in Canada where such shares are mark-to-market property for tax purposes, and a new 2% tax on net share buybacks for publicly listed corporations occurring on or after January 1, 2024. Budget 2023 also reinforced the Government of Canada's commitment to the Organization for Economic Co-operation and Development's two-pillar plan for international tax reform, including a global 15% minimum tax on multinational enterprises, and associated draft legislation for a Global Minimum Tax Act was published on August 4, 2023 and the period for public comment was closed on September 29, 2023. Timing of enactment of these changes remains uncertain, and legislation remains subject to amendment prior to enactment. The ultimate impact of the proposed measures will depend on the final legislation.

Budget 2023 also introduced harmonized sales tax (HST) on payment card clearing services, to be applied prospectively in all cases and retroactively under certain circumstances. A bill with this legislation received royal assent and became law on June 22, 2023.

Third-party risk management
On April 24, 2023, OSFI released its final Guideline B-10 – Third-Party Risk Management, which sets out expectations for managing risks associated with third-party arrangements for FRFIs.

This guideline will be effective on May 1, 2024. We have assessed the requirements and do not anticipate any issues in complying with the requirements by the effective date.

Interest Rate Benchmark Reform
As part of the interest rate benchmark reform, the publication of all remaining USD London Interbank Offered Rate (LIBOR) settings ceased on June 30, 2023. As at October 31, 2023, and consistent with our transition plan, our exposure to financial instruments referencing USD LIBOR is no longer material. For further details, refer to Note 2 of our 2023 Annual Consolidated Financial Statements.

Additionally, on July 27, 2023 the Canadian Alternative Reference Rate Working Group published a market notice confirming that effective November 1, 2023, no new CDOR or Bankers' Acceptance (BA) based lending will be permitted. This announcement does not impact the ability to draw on existing CDOR or BA loan facilities entered into prior to November 1, 2023 and is in line with OSFI's expectations. Our transition plan has been updated to reflect this announcement.

Federal Deposit Insurance Corporation (FDIC) special assessment
On November 16, 2023, the FDIC Board of Directors approved the imposition of a special assessment on certain U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The special assessment will be assessed at an annual rate of approximately 13.4 basis points of a U.S. depository institution's uninsured deposits over a specified threshold, to be collected over an anticipated eight quarterly assessment periods with the first quarterly assessment period beginning January 1, 2024. The cost of the special assessment for us is expected to be approximately US$120 million.

For further details on regulatory capital and related requirements, refer to the risk and Capital management sections of this 2023 Annual Report.

Competitive risk

Competitive risk is the risk of an inability to build or maintain a sustainable competitive advantage in a given market or markets and includes the potential for loss of market share due to competitors offering superior products and services. Competitive risk can arise from within or outside the financial sector, from traditional or non-traditional competitors, domestically or globally. There is intense competition for clients among financial services companies. Client loyalty and retention can be influenced by several factors, including new technology used or services offered by our competitors, relative service levels and prices, product and service attributes, reputation, actions taken by our competitors, and adherence with competition and anti-trust laws. Other companies, such as insurance companies and non-financial companies, as well as new technological applications, are increasingly offering services traditionally provided by banks. This competition could also reduce our revenue which could adversely affect our results.

We identify and assess competitive risks as part of our overall risk management process. Our products and services are regularly benchmarked against existing and potential competitors. In addition, we regularly conduct risk reviews of our products, services, mergers and acquisitions strategy, and we seek to ensure adherence to competition and anti-trust laws. Our annual strategy-setting process also plays an integral role in managing competitive risk.

Macroeconomic risk drivers

Systemic risk

Systemic risk is the risk that the financial system as a whole, or a major part of it – either in an individual country, a region or globally – is put in real and immediate danger of collapse or serious damage due to an unforeseen event causing a substantive shock to the financial system with the likelihood of material damage to the economy, and which would result in financial, reputation, legal or other risks for us.

Systemic risk is considered to be the least controllable risk, leading to increased vulnerabilities as experienced during the 2008 global financial crisis and the COVID-19 pandemic. In 2023, U.S. regional bank failures highlighted the potential vulnerability of the financial system to systemic risks, particularly given tightening financial regulations and technology-driven increases in transaction velocity. Our ability to mitigate systemic risk when undertaking business activities is limited, other than through collaborative mechanisms between key industry participants, and, as appropriate, the public sector and regulators to reduce the frequency and impact of these risks. The two most significant measures in mitigating the impact of systemic risk are diversification and stress testing.

Our diversified business model, portfolios, products, activities and funding sources help mitigate the potential impacts from systemic risk. Our established risk limits also seek to ensure our portfolio is diversified, and concentration risk is reduced and remains within our risk appetite.

Stress testing involves consideration of the simultaneous movements in several risk factors. Stress testing seeks to ensure our business strategies and capital planning are robust by measuring the potential impacts of credit, market, liquidity and operational risks, under adverse economic conditions. Our enterprise-wide stress testing program evaluates the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events. These stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. For further details on our stress testing, refer to the Enterprise risk management section.

Our financial results are affected by the business and economic conditions in the geographic regions in which we operate. These conditions include consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, exchange rates, sovereign debt risks, the level of activity and volatility of the capital markets, strength of the economy and inflation. Given the importance of our Canadian and U.S. operations, an economic downturn may largely affect our personal and business lending activities and may result in higher provisions for credit losses. Deterioration and uncertainty in global capital markets could result in continued high volatility that would impact results in Capital Markets. In Wealth Management, weaker market conditions could lead to lower average fee-based client assets and transaction volumes. In addition, worsening financial and credit market conditions may adversely affect our ability to access capital markets on favourable terms and could negatively affect our liquidity, resulting in increased funding costs and lower transaction volumes in Capital Markets and Wealth Management.

Our financial results are also sensitive to changes in interest rates. To address persistent inflationary pressures, major central banks continued increasing benchmark interest rates during fiscal 2023 and the future path of monetary policy is uncertain. While there may be a potential benefit to our NIM, elevated interest rates generally result in higher funding costs. If elevated interest rates are coupled with persistent inflation, it could increase market volatility and reduce asset values, and adversely impact household and corporate balance sheets. This could lead to credit deterioration and impact our financial results, particularly in our Personal & Commercial Banking, Wealth Management and Capital Markets businesses.

Overview of other risks

In addition to the risks described in the risk sections, there are other risk factors, described below, which may affect our businesses and financial results. The following discussion is not exhaustive as other factors could also adversely affect our results.

Government fiscal, monetary and other policies

Our businesses and earnings are affected by monetary policies that are adopted by the BoC, the Fed in the U.S., the ECB in the European Union (EU), the BoE in the U.K. and monetary authorities in other jurisdictions in which we operate, as well as the fiscal policies of the governments of Canada, the U.S., the U.K., Europe and such other jurisdictions. Such policies can also adversely affect our clients and counterparties in Canada, the U.S. and internationally, which may increase the risk of default by such clients and counterparties.

Tax risk and transparency

Tax risk refers to the risk of loss related to unexpected tax liabilities. The tax laws and systems that are applicable to us are complex and wide-ranging. As a result, we seek to ensure that any decisions or actions related to tax always reflect our assessment of the long-term costs and risks involved, including their impact on our reputation and our relationship with clients, shareholders and regulators.

Our approach to taxation is grounded in principles which are reflected in our Code of Conduct, is governed by our Enterprise Tax Risk Management Policy, and incorporates the fundamentals of our risk drivers. Oversight of our tax policy and the management of tax risk is the responsibility of the GE, the CFO and the Senior Vice President, Taxation. We discuss our tax strategy with the Audit Committee annually and provide updates on our tax position on a regular basis.

Our tax strategy is designed to provide transparency and support our business strategy, and is aligned with our corporate vision and values. We seek to maximize shareholder value by structuring our businesses in a tax-efficient manner while considering reputation risk by being in compliance with all laws and regulations. Our policy requires that we:

- Act with integrity and in a straightforward, open and honest manner in all tax matters;
- Ensure tax strategy is aligned with our business strategy supporting only bona fide transactions with a business purpose and economic substance;
- Ensure all intercompany transactions are conducted in accordance with applicable transfer pricing requirements;
- Ensure our full compliance and full disclosure to tax authorities of our statutory obligations; and
- Endeavour to work with the tax authorities to build positive long-term relationships and where disputes occur, address them constructively.

With respect to assessing the needs of our clients, we consider a number of factors including the purpose of the transactions. We seek to ensure that we only support bona fide client transactions with a business purpose and economic substance. Should we become aware of client transactions that are aimed at evading their tax obligations, we will not proceed with the transactions.

We operate in 29 countries worldwide. Our activities in these countries are subject to both Canadian and international tax legislation and other regulations, and are fully disclosed to the relevant tax authorities. The Taxation group and GRM both regularly review the activities of all entities in an effort to ensure compliance with tax requirements and other regulations.

Given that we operate globally, complex tax legislation and accounting principles have resulted in differing legal interpretations between the respective tax authorities we deal with and ourselves, and we are at risk of tax authorities disagreeing with prior positions we have taken for tax purposes. When this occurs, we are committed to an open and transparent dialogue with the tax authorities to facilitate a quick assessment and prompt resolution of the issues where possible. Failure to adequately manage tax risk and resolve issues with tax authorities in a satisfactory manner could adversely impact our results, potentially to a material extent in a particular period, and/or significantly impact our reputation.

Tax contribution

In 2023, total income and other tax expense, including income taxes in the Consolidated Statements of Comprehensive Income and Changes in Equity, to various levels of governments globally totalled $5 billion (2022 – $6 billion). In Canada, total income and other tax expense for the year ended October 31, 2023 to various levels of government totalled $4 billion (2022 – $5 billion).


Income and other tax expense – by category
(Millions of Canadian dollars)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2023
2022
Business taxes
Insurance premium taxes
Property taxes
Capital taxes
Payroll taxes
Value added and sales taxes
Income taxes
Income and other tax expense – by geography
(Millions of Canadian dollars)
Other International
U.S.
Canada

For further details on income and other tax expense, refer to the Financial performance section.

Environmental and social risk

Environmental and social (E&S) risk is the potential for an E&S issue associated with us, a client, transaction, product, supplier or activity, to have a negative impact on us, including our financial position, operations, legal and regulatory compliance, or reputation. It refers to the risk that we face as a result of the manner in which we, a supplier or a client manages E&S issues or relationships with stakeholders and communities.

E&S issues include, but are not limited to, site contamination, waste management, land and resource use, biodiversity, water quality and availability, climate change, environmental regulation, human rights (including, but not limited to social and racial inequality and Indigenous Peoples' rights), and community engagement.

E&S risks, including climate risk, are each unique and transverse risks and impact all our principal risk types in different ways and to varying degrees, including but not limited to strategic, operational, credit, reputation, legal and regulatory environment, and regulatory compliance risks. See the Climate risk section below for additional information specific to climate risk.

Governance

The Board oversees how we manage our E&S risks, our enterprise approach to E&S risks, and how we conduct our business to meet high standards of E&S responsibility. The Board approved our updated climate strategy, the RBC Climate Blueprint, which was published in February 2022. The Committees of the Board have oversight of E&S risks that are specific to their respective responsibilities, with the Governance Committee playing a specific oversight and coordination role over ESG matters, including over certain of our ESG-related disclosures. For further details on risk governance, refer to the Enterprise risk management – Risk governance section.

Roles and responsibilities related to E&S risk management are governed by the Enterprise Risk Management Framework and the three lines of defence governance model. Business segments and functional areas are responsible for incorporating E&S risk management requirements within their own operations, while GRM is responsible for developing and maintaining an integrated enterprise view of E&S risk, including establishing policies and procedures, and performing effective challenge and oversight in relation to E&S risk.

Risk management

We seek to integrate E&S risk considerations into our risk management processes. We continue to evolve our approach to E&S risk by leveraging existing risk management capabilities, and where new capability builds are required, we incorporate regulatory guidance, industry best practices and improved data analytics to identify and assess, measure, manage, mitigate, monitor and report on potential impacts to clients, portfolios, and our operations.

Our Enterprise Policy on Environmental (including climate) and Social Risk (E&S Risk Policy)[1] serves as the foundation for our approach to managing E&S risks arising from our activities. It outlines our principles for E&S risk management, and sets out standards for how E&S risks arising from our activities are identified, assessed, measured, managed, mitigated, monitored and reported.

The E&S Risk Policy is supported by additional policies and procedures on E&S risk management for business segments, which includes an enhanced due diligence process which we undertake for certain corporate and commercial clients, to identify E&S issues that may drive E&S risk for RBC. As a signatory to the Equator Principles (EP) framework, we also have a procedure that outlines our governance for managing E&S risks related to certain project finance-related transactions. We also have policy guidelines[2] in place for sensitive sectors and activities, which address our financing activities to clients and projects operating in the coal-fired power generation and coal mining sectors, the Arctic ecosystem, the Arctic National Wildlife Refuge, and United Nations Educational, Scientific and Cultural Organization (UNESCO) World Heritage Sites.

1 The E&S Risk Policy is not inclusive of the activities of, and assets under management by, RBC Global Asset Management (RBC GAM). RBC GAM has developed its own policy with respect to these matters. RBC GAM includes, but is not limited to, the following wholly owned indirect subsidiaries of the Bank: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, RBC Global Asset Management (Asia) Limited and BlueBay Asset Management LLP.

2 See RBC's Policy Guidelines for Sensitive Sectors and Activities which address our lending activities.

Climate risk
Climate risk is the risk related to the global transition to a net-zero economy (transition risk) and the physical impacts of climate change (physical risk), which includes both chronic (longer-term) risks (e.g., rising sea levels and increases in average temperatures) and acute (event driven) risks (e.g., wildfires and floods). Both we and our clients may be exposed to climate-related transition risk, including through emerging regulatory and legal requirements, changing business and consumer sentiment towards products and services, technological developments, and changes in stakeholder expectations. Additionally, we and our clients may be vulnerable to climate-related physical risk through disruptions to operations and services.

We continue to advance our climate risk measurement, management, monitoring and reporting capabilities and our understanding of the impact climate-related risks may have on our business and our clients' businesses.

We maintain a diversified lending portfolio, which improves our resilience to geographic or sectoral downturns and limits concentrations of credit exposure to climate risk. We continue to build our capability to assess the potential impact of both transition and physical risk on our portfolio. In particular, we conduct portfolio, client and scenario analyses to assess our exposure to, and the impact of, climate-related risks. As part of our annual stress testing and analysis, we continue to integrate components of climate risk through transition and physical risk stresses and to assess its impact on our key portfolios. We seek to improve data quality to further identify those sectors within our wholesale portfolio that are most affected by physical and transition risk. We are continuing to expand our climate data inventory and enhance our climate data governance processes, to improve our climate risk analytical capabilities.

We classify critical environment sites based on our business risk tolerance for site-specific downtime and, among other things, site location, power supply, exposure to flooding, geological stability, and other hazards. We also take steps to mitigate and adapt to climate change through our building design and our purchasing decisions.

Our continued development of our climate risk measurement capabilities will inform the enhancements to our climate risk management practices and advance the integration of climate risks into our policies and procedures.

Human rights and codes of conduct
Our approach to identifying, assessing, managing and mitigating social issues such as human rights issues, is set out in our E&S Risk Policy, and is supported by additional policies and position statements that reflect our approach to managing our businesses in a responsible manner.

RBC is committed to respecting human rights, including those of any clients, employees, third parties with whom we conduct business or who may be affected by our business activities – either directly or indirectly – and to taking the actions set out in RBC's Human Rights Position Statement (Statement) in order to meet the responsibility of businesses like ours to respect human rights as set out in the United Nations Guiding Principles on Business and Human Rights. Our Statement is adopted at the highest levels of our organization and is published on our website.

Our Modern Slavery Act Statement is published annually and sets out our commitment to preventing slavery and human trafficking from taking place in our businesses and in our supply chains.

Our Code of Conduct establishes standards of desired behaviour that apply to all directors, employees, and contract workers of the bank and its subsidiaries. In addition, our principles-based Supplier Code of Conduct articulates our expectations with respect to a supplier's business integrity, responsible business practices and responsible treatment of individuals and the environment.

Framework and commitments
We are a participant or signatory to various industry principles and initiatives that are designed to help mitigate E&S risk within our business activities or advance responsible business practices, including but not limited to the following:

- RBC is a member of the Net-Zero Banking Alliance (NZBA), which is a global industry-led initiative to accelerate and support efforts to address climate change by aligning member banks' lending and investment portfolios with net-zero emissions by 2050[3]. As a member of the NZBA, we made a commitment to setting and disclosing interim emissions reduction targets for our key high-emitting sectors.
- RBC is a member of the Partnership for Carbon Accounting Financials (PCAF), which is an industry-led partnership to facilitate transparency and enable financial institutions to assess and disclose greenhouse gas emissions of loans and investments. In October 2022, in accordance with our NZBA commitment, we published our initial interim emissions reduction targets in our lending activities for the oil and gas, power generation and automotive sectors[3].
- RBC is a signatory to the Equator Principles (EP), which is a benchmark for determining, assessing and managing E&S risks for project finance. We report annually on projects assessed according to the EP framework.
- RBC GAM and Brewin Dolphin Holdings Limited are signatories to the United Nations Principles for Responsible Investment (UN PRI) and report on their responsible investment activities to the UN PRI.

In addition, we are committed to providing $500 billion in sustainable finance by 2025[4]. In October 2022, we published our approach and methodology for classifying, tracking, and disclosing progress towards our sustainable finance commitment and to support the identification of new growth opportunities for our clients and our business.

We may be exposed to legal, regulatory or reputation risk in the event that we do not fully implement these frameworks or meet these commitments, goals or targets, either as a result of our own actions or due to external factors. More specifically, our ability to achieve our climate and sustainable finance-related commitments, goals and targets, including those discussed above, will depend on the collective efforts and actions across a wide range of stakeholders outside of our control, and there can be no assurance that they will be achieved[5].

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3 Our NZBA commitments to achieving net-zero emissions in our lending by 2050 and to our initial 2030 interim emissions reduction targets for lending in three key sectors (oil & gas, power generation and automotive) are not inclusive of the activities of, and the assets under management by, RBC GAM and RBC Wealth Management (RBC WM). RBC WM includes, but is not limited to, the following affiliates: (a) RBC Dominion Securities Inc. (Member–Canadian Investor Protection Fund), RBC Direct Investing Inc. (Member–Canadian Investor Protection Fund), Royal Mutual Funds Inc., RBC Wealth Management Financial Services Inc., Royal Trust Corporation of Canada and The Royal Trust Company, which are separate but affiliated subsidiaries of us; and (b) Brewin Dolphin Holdings PLC and its subsidiaries.

4 Sustainable finance refers to financial activities that take into account environmental, social and governance factors.

5 External factors that could cause our actual results to differ materially from our expectations expressed in such commitments, goals and targets include the need for more and better climate data and standardization of climate-related measurement methodologies, our ability to gather and verify data, our ability to successfully implement various initiatives throughout our enterprise under expected time frames, difficulty in identifying transactions, products and services that meet the sustainable finance classification criteria, the risk that eligible transactions or related initiatives will not be completed within any specified period or at all or with the results or outcome as originally expected or anticipated by us, our ability to track transactions and report on them as performance against our climate or sustainable finance commitment, the compliance of various third parties with our policies and procedures and their commitment to us, the need for active and continuing participation and action of various stakeholders, technological advancements, the evolution of consumer behaviour, varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, the challenges of balancing emission reduction targets with an orderly, just and inclusive transition and geopolitical factors that impact global energy needs, the legal and regulatory environment, and regulatory compliance considerations. Our climate- or sustainable finance-related commitments, goals and targets are aspirational and may need to be changed or recalibrated as data improve and as climate science, transition pathways and market practices regarding standards, methodologies, metrics and measurements evolve.

Legal and regulatory developments
Environmental and social-related regulations, frameworks, and guidance that apply to banks, insurers and asset managers continue to rapidly evolve. As such, new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements, and may subject us to different and potentially conflicting requirements in the various jurisdictions in which we operate. As regulatory requirements evolve, we will continue to monitor such developments and update our risk management practices and disclosures as necessary. See the Legal and regulatory environment risk section for further details.

Capital management

We actively manage our capital to maintain strong capital ratios and high ratings while providing strong returns to our shareholders. In addition to the regulatory requirements, we consider the expectations of credit rating agencies, depositors and shareholders, as well as our business plans, stress tests, peer comparisons and our internal capital ratio targets. Our goal is to optimize our capital usage and structure, and to provide support for our business segments and clients. We also aim to generate optimal returns for our shareholders, while protecting depositors and creditors.

Capital management framework

Our capital management framework establishes policies and processes for defining, measuring, raising and investing all forms of capital in a coordinated and consistent manner. It sets our overall approach to capital management, including guiding principles and roles and responsibilities relating to capital adequacy and transactions, dividends, solo capital, and management of RWA, leverage ratio exposures, TLAC capital and TLAC leverage ratios. We manage and monitor capital from several perspectives, including regulatory capital, solo capital and TLAC.

Our capital planning process is dynamic and involves various teams including Finance, Corporate Treasury, GRM, Economics and our businesses, and covers internal capital ratio targets, potential capital transactions as well as projected dividend payouts and share repurchases. This process considers our business operating plans, enterprise-wide stress testing and ICAAP, regulatory capital changes and supervisory requirements, accounting changes, internal capital requirements, rating agency metrics and solo capital.

Our capital plan is established on an annual basis and is aligned with the management actions included in the annual business operating plan, which includes forecast growth in assets and earnings taking into account our business strategies, the projected market and economic environment, and peer positioning. This includes incorporating potential capital transactions based on our projected internal capital generation, business forecasts, market conditions and other developments, such as accounting and regulatory changes that may impact capital requirements. All of the components in the capital plan are monitored throughout the year and are revised as deemed appropriate.


Capital impacts of stress scenarios
Enterprise-wide Stress Testing
Capital impacts of stress scenarios
ICAAP
Total capital requirements
Capital available and target capital ratios
Capital Plan and Business Operating Plan

Our enterprise-wide stress testing and annual ICAAP processes provide key inputs for capital planning, including setting internal capital ratio targets. The stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of financial impacts and capital requirements, which in turn facilitate the planning of mitigating actions to absorb adverse events. ICAAP assesses capital adequacy and requirements covering all material risks, with a cushion for plausible contingencies. In accordance with OSFI guidelines, major components of our ICAAP process include comprehensive risk assessment, stress testing, capital assessment and planning, Board and senior management oversight, monitoring and reporting and internal control review.

Our internal capital targets are established to maintain robust capital positions in excess of OSFI's Basel III regulatory targets. The results of our enterprise-wide stress testing and ICAAP processes are incorporated into the OSFI Capital Buffers, Domestic Systemically Important Banks (D-SIB)/Globally Systemically Important Banks (G-SIB) surcharge, and Domestic Stability Buffer (DSB), with a view to ensure that the bank has adequate capital to underpin risks and absorb losses under all plausible stress scenarios given our risk profile and appetite. In addition, we include a discretionary cushion on top of OSFI's regulatory targets to reflect our risk appetite, our forecasts of potential negative downturns and to maintain our capital strength for forthcoming regulatory and accounting changes, peer comparatives, rating agencies sensitivities, future acquisitions and solo capital level.

The Board is responsible for the ultimate oversight of capital management, including the annual review and approval of the capital plan. ALCO and GE share responsibility for capital management and receive regular reports detailing our compliance with approved limits and guidelines. The Audit and Risk Committees jointly approve the ICAAP process.

Basel III

Our consolidated regulatory capital requirements are determined by OSFI's Capital Adequacy Requirements (CAR) guidelines, which are based on the minimum Basel III capital ratio requirements adopted by the BCBS.

Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the IRB Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We adopted the Basel III IRB approach to calculate credit risk capital for consolidated regulatory reporting purposes. While the majority of our credit risk exposures are reported under the Basel III IRB Approach for regulatory capital purposes, certain portfolios continue to use the Basel III SA for credit risk, primarily in Wealth Management, including our City National wholesale portfolio, and our Caribbean Banking operations. For consolidated regulatory reporting of market risk capital, we currently use both the Internal Models-based and Standardized Approaches. For consolidated regulatory reporting of operational risk capital we use the SA, as implemented under Basel III. We determine our regulatory leverage ratio based on OSFI's LR Guideline, which reflects the BCBS Basel III leverage ratio requirements.

All federally regulated banks with a Basel III leverage ratio total exposure exceeding €200 billion at their financial year-end are required, at a minimum, to publicly disclose in the first quarter following their year-end, the thirteen indicators used in the annual G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks' potential global systemic importance and data quality. The FSB publishes an updated list of G-SIBs annually. On November 27, 2023, we were re-designated as a G-SIB by the FSB. This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the D-SIB requirement.

OSFI's TLAC guideline establishes two minimum standards: the risk-based TLAC ratio, which builds on the risk-based capital ratios described in the CAR guideline, and the TLAC leverage ratio, which builds on the leverage ratio described in OSFI's LR guideline. The TLAC requirement is intended to address the sufficiency of a D-SIB's loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.

OSFI requires all D-SIBs to publicly disclose their Pillar 2 DSB requirement as part of their quarterly disclosures, similar to other current capital-related disclosure requirements. The level of the Pillar 2 buffer ranges between 0% and 4% of the entity's total RWA for each of the six systemically important banks in Canada. The DSB requirements must be met at the CET1 capital level. OSFI undertakes a review of the DSB on a semi-annual basis, in June and December, and will publicly announce any changes at that time.

On December 8, 2022, OSFI announced an increase in the DSB upper limit to 4% of total RWA from the upper limit of 2.5% of total RWA, and an increase to the DSB level of 50 bps to 3%, effective February 1, 2023. On June 20, 2023, OSFI announced an increase in the DSB level from the current 3% to 3.5% of total RWA effective November 1, 2023.

The following table provides a summary of OSFI's current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III – OSFI regulatory targets **Table 65**

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital, leverage and TLAC ratios as at October 31, 2023	Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at October 31, 2023	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer effective November 1, 2023 (4)
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)				
Common Equity Tier 1	4.5%	2.6%	7.1%	1.0%	8.1%	14.5%	3.0%	11.1%	11.6%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	15.7%	3.0%	12.6%	13.1%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	17.6%	3.0%	14.6%	15.1%
Leverage ratio	3.5%	n.a.	3.5%	n.a.	3.5%	4.3%	n.a.	3.5%	3.5%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	31.0%	3.0%	24.6%	25.1%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	8.5%	n.a.	7.25%	7.25%

(1) A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS's G-SIB surcharge, is applicable to risk-weighted capital.
(2) The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI's CAR guidelines, was 0.06% as at October 31, 2023 (October 31, 2022 – 0.01%).
(3) The DSB can range from 0% to 4% of total RWA and as at October 31, 2023 was set at 3% by OSFI.
(4) Effective November 1, 2023, the DSB level increased by 50 bps. Minimum target requirements reflect CCyB requirements as at October 31, 2023 which are subject to change based on exposures held at the reporting date.
n.a. not applicable

Regulatory capital, TLAC available, RWA, capital and TLAC ratios
Under Basel III, capital consists of CET1, Additional Tier 1, Tier 2 capital and external TLAC instruments.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III include full deductions of certain items and additional capital components that are subject to threshold deductions as prescribed in the CAR guidelines.

Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and limited recourse capital notes (LRCNs) that meet certain criteria. Tier 2 capital primarily includes subordinated debentures that meet certain criteria and certain loan loss allowances. Total capital is defined as the sum of Tier 1 and Tier 2 capital. Preferred shares, LRCNs, and subordinated debentures issued after January 1, 2013 require Non-viability contingent capital (NVCC) features to be included into regulatory capital. NVCC requirements ensure that non-common regulatory capital instruments bear losses before banks seek government funding.

TLAC available is defined as the sum of Total capital and external TLAC instruments. External TLAC instruments comprise predominantly senior bail-in debt, which includes eligible senior unsecured debt with an original term to maturity of greater than 400 days and remaining term to maturity of greater than 365 days.

Capital ratios are calculated by dividing CET1, Tier 1, Total capital and TLAC available by total RWA.

The following chart provides a summary of the major components of CET1, Additional Tier 1, Tier 2 capital and external TLAC instruments.



TLAC Available
Total Capital
Tier 1 Capital
Common Equity Tier 1 (CET1) (1)
+
Additional Tier 1 Capital
+
Tier 2 Capital
+
External TLAC Instruments
Common shares
Retained earnings
Other components of equity
Non-controlling interests in subsidiaries' CET1 instruments
Preferred shares
Limited recourse capital notes
Non-controlling interests in subsidiaries' Tier 1 instruments
Subordinated debentures less amortization
Certain loan loss allowances
Non-controlling interests in subsidiaries' Tier 2 instruments
Senior bail-in debt
Amortized portion of subordinated debentures
Deductions
Goodwill and other intangibles
Deferred tax assets on loss carryforwards
Defined benefit pension fund assets
Non-significant investments in CET1 instruments of financial institutions (3)
Shortfall of provisions to expected losses
Prudential valuation adjustments
Prepaid portfolio insurance assets
Non payment and non delivery of trades
Equity investment in funds subject to the fall-back approach
Non-significant investments in Tier 1 instruments of financial institutions (3)
Significant investments in other financial institutions' and insurance subsidiaries' Tier 1 instruments
Non-significant investments in Tier 2 and TLAC instruments of financial institutions (3)
Significant investments in other financial institutions' and insurance subsidiaries' Tier 2 and TLAC instruments
Investments in own TLAC instruments
Threshold Deductions (2)
Significant investments in Insurance subsidiaries and CET1 instruments in other financial institutions
Mortgage servicing rights
Deferred tax assets relating to temporary differences
Higher quality capital
Lower quality capital

(1) In accordance with OSFI's regulatory adjustments announced in Q2 2020, our 2022 figures include capital modifications associated with Stage 1 and 2 allowances which were subject to a 25% after-tax exclusion rate in fiscal 2022. This guidance ceased to apply at the beginning of fiscal 2023.
(2) First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.
(3) Non-significant investments are subject to certain CAR criteria that drive the amount eligible for deduction.

The following tables provide details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets:

Regulatory capital, TLAC available, RWA and capital, leverage and TLAC ratios — **Table 66**

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	As at October 31 2023	As at October 31 2022
Capital (1)		
CET1 capital	$ 86,611	$ 76,945
Tier 1 capital	93,904	84,242
Total capital	104,952	93,850
Risk-weighted assets (RWA) used in calculation of capital ratios (1)		
Credit risk	$ 475,842	$ 496,898
Market risk	40,498	35,342
Operational risk	79,883	77,639
Total RWA	$ 596,223	$ 609,879
Capital ratios and Leverage ratio (1)		
CET1 ratio	14.5%	12.6%
Tier 1 capital ratio	15.7%	13.8%
Total capital ratio	17.6%	15.4%
Leverage ratio	4.3%	4.4%
Leverage ratio exposure (billions)	$ 2,180	$ 1,898
TLAC available and ratios (2)		
TLAC available	$ 184,916	$ 160,961
TLAC ratio	31.0%	26.4%
TLAC leverage ratio	8.5%	8.5%

(1) Capital, RWA, and capital ratios are calculated using OSFI's CAR guideline and the Leverage ratio is calculated using OSFI's LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The results for the year ended October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023 as part of OSFI's implementation of the Basel III reforms.
(2) TLAC available and TLAC ratios are calculated using OSFI's TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.

Regulatory capital and TLAC available — **Table 67**

(Millions of Canadian dollars)	As at October 31 2023	As at October 31 2022
CET1 capital: instruments and reserves and regulatory adjustments		
Directly issued qualifying common share capital (and equivalent for non-joint stock companies) plus related stock surplus	$ 19,365	$ 17,162
Retained earnings	84,130	77,859
Accumulated other comprehensive income (and other reserves)	6,852	5,725
Directly issued capital subject to phase out from CET1 (only applicable to non-joint stock companies)	–	–
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	11	11
Regulatory adjustments applied to CET1 under Basel III	(23,747)	(23,812)
Common Equity Tier 1 capital (CET1)	$ 86,611	$ 76,945
Additional Tier 1 capital: instruments and regulatory adjustments		
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	$ 7,291	$ 7,294
Directly issued capital instruments to phase out from Additional Tier 1	–	–
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	2	3
Regulatory adjustments applied to Additional Tier 1 under Basel III	–	–
Additional Tier 1 capital (AT1)	$ 7,293	$ 7,297
Tier 1 capital (T1 = CET1 + AT1)	$ 93,904	$ 84,242
Tier 2 capital: instruments and provisions and regulatory adjustments		
Directly issued qualifying Tier 2 instruments plus related stock surplus	$ 9,683	$ 8,587
Directly issued capital instruments subject to phase out from Tier 2	–	–
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	3	3
Collective allowance	1,362	1,018
Regulatory adjustments applied to Tier 2 under Basel III	–	–
Tier 2 capital (T2)	$ 11,048	$ 9,608
Total capital (T1 + T2)	$ 104,952	$ 93,850
External TLAC: instruments and regulatory adjustments		
External TLAC instruments	$ 78,952	$ 66,528
Amortised portion of T2 instruments where remaining maturity > 1 year	1,248	818
Regulatory adjustments applied to TLAC under Basel III	(236)	(235)
TLAC available (Total capital + External TLAC)	$ 184,916	$ 160,961

2023 vs. 2022



Continuity of CET1 ratio (Basel III)
12.6%
258 bps
(126) bps
79 bps
33 bps
(39) bps
(20) bps
6 bps
14.5%
October 31, 2022 (1)
Net income (Excluding the impact of the items, as noted below) (2), (3)
Dividends (2)
Basel III reforms
DRIP (4)
RWA Growth (excluding FX)
Impact of the CRD and other tax related adjustments (5)
Other (6)
October 31, 2023 (1)

(1) Represents rounded figures.
(2) Represents net internal capital generation of $8 billion or 132 bps consisting of Net income available to shareholders excluding the impact of specified items and the partial sale of RBC Investor Services operations, less common and preferred share dividends and distributions on other equity instruments.
(3) Excludes specified items for the impact of the CRD and other tax related adjustments, certain deferred tax adjustments, transaction and integration costs relating to our planned acquisition of HSBC Canada and the impact of impairment losses on our interest in an associated company.
(4) For further details about the Dividend reinvestment plan (DRIP), refer to Note 20 of our 2023 Annual Consolidated Financial Statements.
(5) Includes the impact of the specified item for the impact of the CRD and other tax related adjustments.
(6) Includes the impact of specified items for certain deferred tax adjustments, transaction and integration costs relating to our planned acquisition of HSBC Canada and the impact of impairment losses on our interest in an associated company, as well as the impact of the partial sale of RBC Investor Services operations.

Our CET1 ratio was 14.5%, up 190 bps from last year, mainly reflecting net internal capital generation, the favourable impact of the Basel III reforms and share issuances under the DRIP. These factors were partially offset by RWA growth (excluding FX) and the impact of the CRD and other tax related adjustments.

Our Tier 1 capital ratio of 15.7% was up 190 bps, mainly reflecting the factors noted above under the CET1 ratio.

Our Total capital ratio of 17.6% was up 220 bps, mainly reflecting the factors noted above under the Tier 1 capital ratio and a favourable impact from the net issuance of subordinated debentures.

Our Leverage ratio of 4.3% was down 10 bps, mainly due to the reversal of the regulatory modification for central bank reserves qualifying as HQLA, business-driven growth in leverage exposures and the impact of the CRD and other tax related adjustments. These factors were partially offset by net internal capital generation and the impacts of share issuances under the DRIP, the partial sale of RBC Investor Services operations and the Basel III reforms.

Leverage exposures increased by $282 billion, mainly driven by the reversal of the regulatory modification noted above, business growth primarily in securities, personal and commercial lending in Canada, repo-style transactions and undrawn commitments, partially offset by lower interest-bearing deposits with banks and cash. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by the impact of the partial sale of RBC Investor Services operations and the Basel III reforms.

Our TLAC ratio of 31.0% was up 460 bps, reflecting the factors noted above under the Total capital ratio, as well as a favourable impact from a net increase in eligible external TLAC instruments.

Our TLAC leverage ratio of 8.5% was unchanged, reflecting the factors noted above under the Leverage ratio offset by a favourable impact from a net increase in eligible external TLAC instruments.

External TLAC instruments include long-term senior debt subject to conversion into common shares under the Bail-in regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.

Basel III RWA

OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and where they have significant trading activity, market risk. RWA is calculated for each of these risk types and added together to determine total RWA. In addition, a minimum capital floor requirement must be maintained as prescribed under OSFI's CAR guidelines which is currently set to 65% of RWA as calculated under current Basel III standardized credit risk and market risk approaches as defined in the CAR guidelines. If the capital requirement is less than the required threshold, a floor adjustment to RWA must be applied to the reported RWA as prescribed by OSFI's CAR guidelines.

Total capital risk-weighted assets — Table 68

As at October 31 (Millions of Canadian dollars, except percentage amounts)	2023							2022
			Risk-weighted assets All-in Basis (1)					
	Exposure (2)	Average of risk-weights (3)	Standardized approach	Advanced approach (A-IRB)	Foundation approach (F-IRB)	Other	Total	Total
Credit risk								
Lending-related and other								
Residential mortgages	$ 566,257	8%	$ 3,817	$ 41,047	$ –	$ –	$ 44,864	$ 41,662
Other retail (personal, credit cards and small business treated as retail)	215,682	29%	5,369	56,345	–	–	61,714	65,506
Business (corporate, commercial, medium-sized enterprises and non-bank financial institutions)	493,178	48%	70,130	93,208	75,227	–	238,565	238,823
Sovereign (government)	348,790	4%	2,767	11,251	–	–	14,018	15,910
Bank	35,751	40%	5,713	–	8,626	–	14,339	5,483
Total lending-related and other	$ 1,659,658	23%	$ 87,796	$ 201,851	$ 83,853	$ –	$ 373,500	$ 367,384
Trading-related								
Repo-style transactions	$ 1,153,730	1%	$ 107	$ 222	$ 7,367	$ 96	$ 7,792	$ 8,668
Derivatives – including CVA	129,288	26%	568	3,040	15,730	13,657	32,995	40,138
Total trading-related	$ 1,283,018	3%	$ 675	$ 3,262	$ 23,097	$ 13,753	$ 40,787	$ 48,806
Total lending-related and other and trading-related	$ 2,942,676	14%	$ 88,471	$ 205,113	$106,950	$ 13,753	$ 414,287	$ 416,190
Bank book equities	4,896	206%	10,074	–	–	–	10,074	5,682
Securitization exposures	69,736	17%	5,332	6,178	–	–	11,510	12,543
Regulatory scaling factor	n.a.	n.a.	n.a.	–	–	n.a.	–	18,267
Other assets	32,681	122%	n.a.	n.a.	n.a.	39,971	39,971	44,216
Total credit risk	$ 3,049,989	16%	$ 103,877	$ 211,291	$106,950	$ 53,724	$ 475,842	$ 496,898
Market risk								
Interest rate			$ 3,575	$ 12,831	$ –	$ –	$ 16,406	$ 13,256
Equity			2,534	1,125	–	–	3,659	4,001
Foreign exchange			2,641	1,024	–	–	3,665	3,735
Commodities			1,055	102	–	–	1,157	1,750
Specific risk			8,276	1,583	–	–	9,859	8,411
Incremental risk charge			–	5,752	–	–	5,752	4,189
Total market risk			$ 18,081	$ 22,417	$ –	$ –	$ 40,498	$ 35,342
Operational risk			$ 79,883	$ –	$ –	$ –	$ 79,883	$ 77,639
Total risk-weighted assets	$ 3,049,989		$ 201,841	$ 233,708	$106,950	$ 53,724	$ 596,223	$ 609,879

(1) Balances as at October 31, 2023 reflect our adoption of the revised CAR guidelines that came into effect in Q2 2023 as part of OSFI's implementation of the Basel III reforms.
(2) Total exposure represents exposure at default (EAD) which is the expected gross exposure upon the default of an obligor. This amount excludes any allowance against impaired loans or partial write-offs and does not reflect the impact of credit risk mitigation.
(3) Represents the average of counterparty risk weights within a particular category.
n.a. not applicable

2023 vs. 2022

Total RWA was down $14 billion from last year, mainly reflecting the favourable impact of the Basel III reforms. This was partially offset by the net impact of business growth, primarily in personal and commercial lending in Canada that was partly offset by lower corporate lending and trading related activities. The impact of foreign exchange translation and net credit migration, primarily in our wholesale portfolios, also partially offset the impact from the Basel III reforms. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.

Selected capital management activity

Selected capital management activity			Table 69
	For the year ended October 31, 2023		
(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1 capital			
Common shares activity			
Issued in connection with share-based compensation plans (1)		740	$ 68
Issued under the DRIP (2)		16,042	2,012
Tier 2 capital			
Issuance of February 1, 2033 subordinated debentures (3), (4)	January 31, 2023		$ 1,500

(1) Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2) During the three months ended October 31, 2023, July 31, 2023 and April 30, 2023, the requirements of the DRIP were satisfied through shares issued from treasury. For further details, refer to Note 20 of our 2023 Annual Consolidated Financial Statements.
(3) For further details, refer to Note 19 of our 2023 Annual Consolidated Financial Statements.
(4) Non-Viability Contingent Capital (NVCC) instruments.

On January 31, 2023, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 5.01% per annum until February 1, 2028, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 2.12% thereafter until their maturity on February 1, 2033.

As at October 31, 2023, we did not have an active normal course issuer bid (NCIB).

On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding Non-Cumulative First Preferred Shares Series C-2 at a redemption price of US$ 1,000 per share. Concurrently, we redeemed all 615 thousand Series C-2 depositary shares, each of which represents a one-fortieth interest in a Series C-2 share.

Dividends

Our common share dividend policy reflects our earnings outlook, payout ratio objective and the need to maintain adequate levels of capital to support business plans. In 2023, our dividend payout ratio was 51%. Common share dividends paid during the year were $7 billion.

Selected share data (1) — Table 70

(Millions of Canadian dollars, except number of shares and as otherwise noted)	2023 Number of shares (000s)	2023 Amount	2023 Dividends declared per share	2022 Number of shares (000s)	2022 Amount	2022 Dividends declared per share
Common shares issued	1,402,373	$ 19,398	$ 5.34	1,385,591	$ 17,318	$ 4.96
Treasury shares – common shares (2)	(1,862)	(231)		(2,680)	(334)	
Common shares outstanding	1,400,511	$ 19,167		1,382,911	$ 16,984	
Stock options and awards						
Outstanding	7,793			7,535		
Exercisable	3,830			3,502		
Available for grant	3,693			4,696		
First preferred shares issued						
Non-cumulative Series AZ (3), (4)	20,000	$ 500	$ 0.93	20,000	$ 500	$ 0.93
Non-cumulative Series BB (3), (4)	20,000	500	0.91	20,000	500	0.91
Non-cumulative Series BD (3), (4)	24,000	600	0.80	24,000	600	0.80
Non-cumulative Series BF (3), (4)	12,000	300	0.75	12,000	300	0.75
Non-cumulative Series BH (4)	6,000	150	1.23	6,000	150	1.23
Non-cumulative Series BI (4)	6,000	150	1.23	6,000	150	1.23
Non-cumulative Series BO (3), (4)	14,000	350	1.20	14,000	350	1.20
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%	750	750	4.20%
Non-cumulative Series C-2 (6)	15	23	US$ 67.50	15	23	US$ 67.50
Other equity instruments issued						
Limited recourse capital notes Series 1 (3), (4), (7), (8)	1,750	1,750	4.50%	1,750	1,750	4.50%
Limited recourse capital notes Series 2 (3), (4), (7), (8)	1,250	1,250	4.00%	1,250	1,250	4.00%
Limited recourse capital notes Series 3 (3), (4), (7), (8)	1,000	1,000	3.65%	1,000	1,000	3.65%
Preferred shares and other equity instruments issued	106,765	$ 7,323		106,765	$ 7,323	
Treasury instruments – preferred shares and other equity instruments (2)	(9)	(9)		(12)	(5)	
Preferred shares and other equity instruments outstanding	106,756	$ 7,314		106,753	$ 7,318	
Dividends on common shares		$ 7,443			$ 6,946	
Dividends on preferred shares and distributions on other equity instruments (9)		236			247	

(1) For further details about our capital management activity, refer to Note 20 of our 2023 Annual Consolidated Financial Statements.
(2) Positive amounts represent a short position and negative amounts represent a long position.
(3) Dividend rate will reset every five years.
(4) NVCC instruments.
(5) The dividends declared per share represent per annum dividend rate applicable to the shares issued as at the reporting date.
(6) Represents 615,400 depositary shares relating to preferred shares Series C-2. Each depositary share represents one-fortieth interest in a share of Series C-2. On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding Non-Cumulative First Preferred Shares Series C-2 at a redemption price of US$ 1,000 per share. Concurrently, we redeemed all 615 thousand Series C-2 depositary shares, each of which represents a one-fortieth interest in a Series C-2 share.
(7) For Limited Recourse Capital Notes (LRCN) Series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(8) In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR); and in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of First Preferred Shares Series BS (Series BS). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure. For further details, refer to Note 20 of our 2023 Annual Consolidated Financial Statements.
(9) Excludes distributions to non-controlling interests.

As at November 24, 2023, the number of outstanding common shares was 1,406,516,221, net of treasury shares held of 2,008,939, and the number of stock options and awards was 7,776,117.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at October 31, 2023, which were the preferred shares Series AZ, BB, BD, BF, BH, BI, BO, BT, LRCN Series 1, LRCN Series 2, LRCN Series 3 and subordinated debentures due on January 27, 2026, July 25, 2029, December 23, 2029, June 30, 2030, January 28, 2033, November 3, 2031, May 3, 2032 and February 1, 2033 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 5,013 million common shares, in aggregate, which would represent a dilution impact of 78.16% based on the number of common shares outstanding as at October 31, 2023.

Attributed capital

Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. For Insurance, the allocation of capital is based on fully diversified economic capital. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors.

The calculation and attribution of capital involves a number of assumptions and judgments by management which are monitored to ensure that the regulatory capital framework remains comprehensive and consistent. The models are benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals.

For additional information on the risks highlighted below, refer to the Risk management section.



Royal Bank of Canada
RWA (C$ millions) (1)
Credit $475,842
Market 40,498
Operational 79,883
$596,223
Attributed capital (1)
Credit 62%
Market 5
Operational 10
Goodwill and other intangibles 17
Other (2) 6
Personal & Commercial Banking
Wealth Management
Insurance
Capital Markets
RWA (C$ millions) (1)
Credit $190,334
Market 220
Operational 33,217
$223,771
RWA (C$ millions) (1)
Credit $88,437
Market 1,063
Operational 26,031
$115,531
RWA (C$ millions) (1), (3)
Credit $15,589
Market –
Operational –
$15,589
RWA (C$ millions) (1)
Credit $169,136
Market 38,675
Operational 19,727
$227,538
Attributed capital (1)
Credit 68%
Market –
Operational 12
Goodwill and other intangibles 16
Other (2) 4
Attributed capital (1)
Credit 45%
Market –
Operational 12
Goodwill and other intangibles 39
Other (2) 4
Attributed capital (1)
Based on Economic Capital:
Credit 13%
Market 16
Operational 8
Goodwill and other intangibles 12
Other (2) 51
Attributed capital (1)
Credit 69%
Market 13
Operational 8
Goodwill and other intangibles 7
Other (2) 3

(1) RWA amount represents period-end spot balances. Attributed Capital represents average balances.
(2) Other includes (a) non-Insurance segments: equity required to underpin Basel III regulatory capital deductions other than Goodwill and other intangibles as well as capital modifications for expected loss provisioning and (b) Insurance segment: equity required to underpin risks associated with business, fixed assets and insurance risks.
(3) Insurance RWA represents our investments in the insurance subsidiaries capitalized at the regulatory prescribed rate as required under the OSFI CAR guideline.

Other considerations affecting capital

Capital treatment for equity investments in other entities is determined by a combination of accounting and regulatory guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

- Consolidation: entities which we control are consolidated on our Consolidated Balance Sheets.
- Deduction: certain holdings are deducted from our regulatory capital. These include all unconsolidated "substantial investments", as defined by the *Bank Act* (Canada) in the capital of financial institutions, as well as all investments in insurance subsidiaries and certain equity investments in funds.
- Risk-weighting: equity investments that are not deducted from capital are risk-weighted at a prescribed rate for determination of capital charges.

Regulatory capital approach for securitization exposures

Our securitization regulatory capital approach reflects Chapter 6 of OSFI's CAR guidelines. For our securitization exposures, we use an internal assessment approach (IAA) for exposures related to our ABCP business, and as per regulatory guidelines for other securitization exposures we use a combination of approaches including an external ratings-based approach, an IRB approach and a standardized approach.

While our IAA rating methodologies are based in large part on criteria that are published by External Credit Assessment Institutions (ECAIs) such as S&P and therefore are similar to the methodologies used by these institutions, they are not identical. Our ratings process includes a comparison of the available credit enhancement in a securitization structure to a stressed level of projected losses. The stress level used is determined by the desired risk profile of the transaction. As a result, we stress the cash flows of a given transaction at a higher level in order to achieve a higher rating. Conversely, transactions that only pass lower stress levels achieve lower ratings.

Many of the other securitization exposures (non-ABCP) carry external ratings and we use the external ratings-based approach, otherwise will follow the SA, for determining the proper capital allocation for these positions. We periodically compare our own ratings to ECAIs ratings to ensure that the ratings provided by ECAIs are reasonable.

GRM is responsible for providing risk assessments for capital purposes in respect of all our banking book exposures. GRM is independent of the business originating the securitization exposures and performs its own analysis, sometimes in conjunction with but always independent of the applicable business. GRM has developed asset class specific criteria guidelines which provide the rating methodologies for each asset class. The guidelines are reviewed periodically and are subject to the ratings replication process mandated by Pillar I of the Basel rules.

Regulatory developments

Basel III reforms

On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure guidelines that incorporate the final BCBS Basel III reforms. OSFI's first phase of the adoption of the final BCBS Basel III reforms came into effect in Q2 2023 and included the following notable changes:

- For IRB portfolios, elimination of a 6% regulatory scaling factor applied to RWA generated by internal models and introduction of prescribed supervisory parameters applicable to certain asset classes within our wholesale portfolio.
- Adoption of a new operational risk SA framework based on 3 years of average income and 10 years of historical losses.
- Adoption of a new SA framework enhancing risk sensitivity.
- Prescribed revisions to the existing regulatory capital floor from 70% to 65% requiring a transition to a new regulatory capital floor of 72.5% of RWA under the SA by 2026. This new regulatory floor will be transitioned over three years, reflecting a regulatory capital floor requirement of 67.5%, 70% and 72.5% in fiscal 2024, 2025 and 2026, respectively.
- Application of a 50 bps leverage ratio buffer to all D-SIBs.

The revised Pillar 3 disclosure requirements that were effective upon adoption of the Basel III reforms are reflected in our Q2 2023 standalone Pillar 3 Report with further additional updated disclosure requirements reflected in our Q4 2023 Pillar 3 Report.

On November 14, 2023, OSFI released Pillar 3 disclosure requirements related to the second phase of the implementation of the final BCBS Basel III reforms relating to the revised credit valuation adjustment (CVA) and market risk chapters of the CAR guideline. The guideline on the revised CVA and market risk chapters of the CAR was effective for us November 1, 2023, and the impact is not expected to be material.

Revisions to CAR guidelines

On October 20, 2023, OSFI released further revisions to the CAR guidelines which established changes to capital requirements for variable rate fixed-payment residential mortgages where payments are insufficient to cover the interest component. This guideline is effective November 1, 2023, and we expect no impact on our capital requirements as we do not originate mortgage products with a structure that would result in negative amortization.

Accounting and control matters

Critical accounting policies and estimates

Application of critical accounting policies, judgments, estimates and assumptions

Our significant accounting policies are described in Note 2 of our 2023 Annual Consolidated Financial Statements. Certain of these policies and related estimates are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting judgments, estimates and assumptions relate to the fair value of financial instruments, ACL, goodwill and other intangible assets, employee benefits, consolidation of structured entities, derecognition of financial assets, application of the effective interest method, provisions, insurance claims and policy benefit liabilities, and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies, judgments, estimates and assumptions.

Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

We give priority to third-party pricing services and valuation techniques with the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders' or system values, other pricing service values and, when available, actual trade data. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required in the determination of fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, the selection of model inputs, and in some cases, the application of valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as implied PD and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The ultimate realized price for a transaction may differ from its recorded fair value estimated using management judgment.

For further information on the fair value of financial instruments, refer to Notes 2 and 3 of our 2023 Annual Consolidated Financial Statements.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include loans, debt securities, interest-bearing deposits with banks, customers' liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

- Performing financial assets
  - Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.
  - Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.
- Impaired financial assets
  - Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages, the inclusion of forward looking information and the application of expert credit judgment. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

For further information on ACL, refer to Notes 2, 4 and 5 of our 2023 Annual Consolidated Financial Statements.

Goodwill and other intangible assets

We allocate goodwill to groups of cash-generating units (CGU). Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if there are objective indications of impairment. We test for impairment by comparing the recoverable amount of a CGU with its carrying amount.

We estimate the value in use and fair value less costs of disposal of our CGUs primarily using a discounted cash flow method which incorporates each CGU's internal forecasts of revenues and expenses. Significant management judgment is applied in the determination of expected future cash flows (uncertainty in timing and amount), discount rates (based on CGU-specific risks) and terminal growth rates. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk and government regulation), currency risk and price risk (including product pricing risk and inflation). If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired.

We assess for indicators of impairment of our other intangible assets at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. Significant judgment is applied in estimating the useful lives and recoverable amounts of our intangible assets and assessing whether certain events or circumstances constitute objective evidence of impairment. We do not have any intangible assets with indefinite lives.

For further details, refer to Notes 2 and 11 of our 2023 Annual Consolidated Financial Statements.

Employee benefits

We sponsor a number of benefit programs for eligible employees, including registered pension plans, supplemental pension plans, health, dental, disability and life insurance plans.

The calculation of defined benefit expenses and obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rates are determined using a yield curve based on spot rates from high quality corporate bonds. All other assumptions are determined by us and are reviewed by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligations and remeasurements that we recognize. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 17 of our 2023 Annual Consolidated Financial Statements.

Consolidation of structured entities
Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity's returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity as the agent of a third party or parties. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that various parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in determining whether we control an entity, specifically, assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date we obtain control, and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

For further details, refer to Note 8 of our 2023 Annual Consolidated Financial Statements.

Derecognition of financial assets
We periodically enter into transactions in which we transfer financial assets such as loans or MBS to structured entities or trusts that issue securities to investors. We derecognize the assets when our contractual rights to the cash flows from the assets have expired; when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements; or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement. Management judgment is applied in determining whether we have transferred or retained substantially all risk and rewards of ownership of the transferred financial asset.

The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition. As a result, we continue to record the associated transferred assets on our Consolidated Balance Sheets and no gains or losses are recognized for those securitization activities. Otherwise, a gain or loss is recognized on securitization by comparing the carrying amount of the transferred asset with its fair value at the date of the transfer. For further information on derecognition of financial assets, refer to Notes 2 and 7 of our 2023 Annual Consolidated Financial Statements.

Application of the effective interest method
Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income generally for all interest bearing financial instruments using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Provisions
Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized.

Insurance claims and policy benefit liabilities
Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change. Refer to Note 15 of our 2023 Annual Consolidated Financial Statements for further information.

Income taxes
We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management judgment is applied in interpreting the relevant tax laws, in assessing the probability of acceptance of our tax positions by the relevant tax authorities and in estimating the

expected timing and amount of the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, except for earnings related to our subsidiaries, branches, associates and interests in joint ventures where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal.

On a quarterly basis, we review whether it is probable that the benefits associated with our deferred tax assets will be realized, using both positive and negative evidence. Refer to Note 22 of our 2023 Annual Consolidated Financial Statements for further information.

Future changes in accounting policy and disclosure

IFRS 17 *Insurance Contracts* (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive insurance standard which provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts issued and reinsurance contracts held and will replace the existing IFRS 4 *Insurance Contracts* (IFRS 4). In June 2020, the IASB issued amendments to IFRS 17, including deferral of the effective date by two years. This new standard is effective for us on November 1, 2023 and is to be applied retrospectively with comparatives restated beginning November 1, 2022.

Under IFRS 17, insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Embedded derivatives, investment components and promises to provide non-insurance services, provided specific criteria are met, are separated from the measurement of insurance and reinsurance contracts. Insurance and reinsurance contracts are aggregated into portfolios that are subject to similar risks and are managed together, and then divided into groups based on the period of issuance and expected profitability. Groups are separately recognized and measured using one of three measurement models depending on the characteristics of the contracts:

- For insurance contracts with direct participating features, the contracts are measured using the variable fee approach (VFA).
- For insurance contracts and reinsurance contracts held with a short duration of one year or less, the premium allocation approach (PAA) is elected.
- The general measurement method (GMM) is applied to all remaining contracts.

Under the GMM and VFA, the liabilities for remaining coverage and incurred claims for groups of contracts are measured as the sum of the fulfilment cash flows and the contractual service margin (CSM), which are recalculated at the end of each reporting period. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial risk. For insurance contracts, the CSM represents the unearned profit for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. Under the PAA, the liability for remaining coverage for each group is measured as the premiums received less insurance revenue recognized for services provided, while the liability for incurred claims is measured as the fulfillment cash flows for incurred claims plus adjustment on any financing components. Losses from the recognition of onerous groups of insurance contracts, regardless of the measurement model applied, are recognized in the Consolidated Statements of Income immediately.

The following are key differences between IFRS 17 and IFRS 4:

- New business profits are deferred and measured as the CSM of the insurance contract liabilities and amortized into income as insurance contract services are provided, while losses are recognized into income immediately. Under IFRS 4, gains and losses are recognized in income immediately. On July 18, 2023, OSFI released regulatory guidance to allow the inclusion of the CSM in calculating CET1 capital and related ratios, therefore, there will be no impact on the capital metrics from such reduction in retained earnings resulting from the CSM.
- Discount rates used in calculating the present value of insurance contract liabilities are based on the characteristics of the insurance contracts unlike IFRS 4 which is based on the assets supporting the liabilities.
- Presentation and disclosure changes are expected due to the new requirements.

While IFRS 17 impacts the timing of profit recognition of insurance contracts, it will have no impact on total profit recognized over the lifetime of these contracts.

Governance

We are in the final stage of implementation for IFRS 17. As part of the implementation process, a comprehensive program and governance structure led by Finance and the Insurance business was established to focus on the evaluation of the impacts of the standard and implementation of policies, systems and processes required for the adoption. Regular updates are provided to senior management as well as the Audit Committee and Board of Directors to ensure escalation of key issues and risks. We have enhanced existing controls, and designed and operationalized new controls and governance procedures to support the implementation of IFRS 17, including controls over data and systems, key assumptions and measurement approaches.

Impact of IFRS 17 transition excluding the impact of reclassifications of financial assets

Upon the adoption of IFRS 17, we will apply IFRS 17 retrospectively by adjusting our Consolidated Balance Sheets as at November 1, 2022 and restating comparative information. The full retrospective approach will be applied for all insurance and reinsurance contracts unless it is impracticable to do so. The full retrospective approach is applied to all contracts measured using the PAA and all new contracts issued on and after November 1, 2022 measured using the GMM and VFA as if IFRS 17 had always been applied. Due to data availability and the inability to use hindsight, the fair value approach is applied to contracts issued before November 1, 2022 that are measured under the GMM and VFA. Under the fair value approach, the CSM of the liability for remaining coverage is calculated as the difference between the fair value of a group of contracts and the fulfillment cash flows measured at the date of transition.

Based on current estimates, the adoption of IFRS 17 is expected to result in a reduction in retained earnings of approximately $2.4 billion, net of taxes, as at November 1, 2022. This is attributable to the establishment of the CSM and other remeasurement changes to insurance and reinsurance contracts and related tax effects. The estimated CSM of all insurance contracts net of reinsurance contracts held as at November 1, 2022 was approximately $1.8 billion. The net impact to our CET1 ratio is not expected to be material. These estimates are subject to change as we finalize the quantitative impacts of the adoption in the first quarter of 2024.

Impact of reclassifications of financial assets
As permitted by IFRS 17, we will change the classification and measurement of certain eligible financial assets held in respect of an activity that relates to insurance contracts upon the adoption of IFRS 17. We will apply these changes retrospectively by adjusting our Consolidated Balance Sheets as at November 1, 2023 with no restatement of comparative information. We expect to reclassify financial assets between fair value classification categories, which is not expected to have a net impact to total equity nor the carrying amounts of those assets. Similarly, no net impact to our CET1 ratio is expected. This is subject to change as we finalize the quantitative impacts of these changes and the quantitative impacts of adopting IFRS 17 in the first quarter of 2024.

Controls and procedures

Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2023, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2023.

Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. See Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

There were no changes in our internal control over financial reporting during the year ended October 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 26 of our 2023 Annual Consolidated Financial Statements.

Supplementary information

Selected annual information — Table 71

(Millions of Canadian dollars, except per share amounts)	2023	2022	2021
Total revenue	$ **56,129**	$ 48,985	$ 49,693
Net income attributable to:			
Shareholders	**14,859**	15,794	16,038
Non-controlling interest	**7**	13	12
	$ **14,866**	$ 15,807	$ 16,050
Basic earnings per share	$ **10.51**	$ 11.08	$ 11.08
Diluted earnings per share	**10.50**	11.06	11.06
Dividends declared per common shares	**5.34**	4.96	4.32
Total assets	$ **2,004,992**	$ 1,917,219	$ 1,706,323
Deposits	**1,231,687**	1,208,814	1,100,831

Net interest income on average assets and liabilities — Table 72

(Millions of Canadian dollars, except for percentage amounts) (1)	Average balances 2023	Average balances 2022	Interest 2023	Interest 2022	Average rate 2023	Average rate 2022
Assets						
Deposits with other banks						
Canada	$ 13,607	$ 13,119	$ 1,698	$ 582	12.48%	4.44%
U.S.	88,774	81,962	3,963	911	4.46	1.11
Other International	15,402	22,819	1,191	204	7.73	0.89
	117,783	117,900	6,852	1,697	5.82	1.44
Securities						
Trading	154,741	135,117	7,465	4,754	4.82	3.52
Investment, net of applicable allowance	180,174	150,384	7,047	2,308	3.91	1.53
	334,915	285,501	14,512	7,062	4.33	2.47
Asset purchased under reverse repurchase agreements and securities borrowed	383,246	360,068	22,164	5,447	5.78	1.51
Loans (2)						
Canada						
Retail	502,459	478,696	23,862	15,146	4.75	3.16
Wholesale	120,047	103,034	8,878	5,344	7.40	5.19
	622,506	581,730	32,740	20,490	5.26	3.52
U.S.	158,443	136,937	6,891	4,037	4.35	2.95
Other International	50,782	49,630	3,832	2,038	7.55	4.11
	831,731	768,297	43,463	26,565	5.23	3.46
Total interest-earning assets	1,667,675	1,531,766	86,991	40,771	5.22	2.66
Non-interest-bearing deposits with other banks	71,959	99,564	–	–	–	–
Customers' liability under acceptances	19,912	18,354	–	–	–	–
Other assets	243,328	237,167	–	–	–	–
Total assets	$ 2,002,874	$ 1,886,851	$ 86,991	$ 40,771	4.34%	2.16%
Liabilities and shareholders' equity						
Deposits (3)						
Canada	$ 770,309	$ 684,452	$ 27,627	$ 8,660	3.59%	1.27%
U.S.	153,838	153,039	5,383	1,044	3.50	0.68
Other International	93,658	101,058	3,669	1,047	3.92	1.04
	1,017,805	938,549	36,679	10,751	3.60	1.15
Obligations related to securities sold short	36,365	39,079	2,933	2,409	8.07	6.16
Obligations related to assets sold under repurchase agreements and securities loaned	352,282	315,871	20,433	4,351	5.80	1.38
Subordinated debentures	11,036	10,133	666	288	6.03	2.84
Other interest-bearing liabilities	37,639	26,000	1,151	255	3.06	0.98
Total interest-bearing liabilities	1,455,127	1,329,632	61,862	18,054	4.25	1.36
Non-interest-bearing deposits	193,815	226,376	–	–	–	–
Acceptances	19,954	18,409	–	–	–	–
Other liabilities	223,121	209,890	–	–	–	–
Total liabilities	$ 1,892,017	$ 1,784,307	$ 61,862	$ 18,054	3.27%	1.01%
Equity	$ 110,857	$ 102,544	n.a.	n.a.	n.a.	n.a.
Total liabilities and shareholders' equity	$ 2,002,874	$ 1,886,851	$ 61,862	$ 18,054	3.09%	0.96%
Net interest income and margin	$ 2,002,874	$ 1,886,851	$ 25,129	$ 22,717	1.25%	1.20%
Net interest income and margin (average earning assets, net) (4)						
Canada	$ 970,243	$ 870,147	$ 18,752	$ 15,761	1.93%	1.81%
U.S.	497,556	437,357	5,065	5,423	1.02	1.24
Other International	208,221	224,261	1,312	1,533	0.63	0.68
Total	$ 1,676,020	$ 1,531,765	$ 25,129	$ 22,717	1.50%	1.48%

(1) Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2) Interest income includes loan fees of $1,149 million (2022 – $1,033 million; 2021 – $888 million).
(3) Deposits include personal chequing and savings deposits with average balances of $250 billion (2022 – $279 billion; 2021 – $258 billion), interest expense of $2,840 million (2022 – $712 million; 2021 – $175 million) and average rates of 1.14% (2022 – 0.26%; 2021 – 0.07%). Deposits also include term deposits with average balances of $624 billion (2022 – $500 billion; 2021 – $437 billion), interest expense of $24,260 million (2022 – $7,323 million; 2021 – $4,487 million) and average rates of 3.89% (2022 – 1.46%; 2021 – 1.03%).
(4) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
n.a. not applicable

Change in net interest income — Table 73

(Millions of Canadian dollars) (1)	2023 vs. 2022 Increase (decrease) due to changes in Average volume (2)	2023 vs. 2022 Increase (decrease) due to changes in Average rate (2)	2023 vs. 2022 Net change	2022 vs. 2021 Increase (decrease) due to changes in Average volume (2)	2022 vs. 2021 Increase (decrease) due to changes in Average rate (2)	2022 vs. 2021 Net change
Assets						
Deposits with other banks						
Canada (3)	$ 22	$ 1,094	$ 1,116	$ 25	$ 451	$ 476
U.S. (3)	76	2,976	3,052	28	820	848
Other international (3)	(66)	1,053	987	4	64	68
Securities						
Trading	690	2,021	2,711	178	840	1,018
Investment, net of applicable allowance	457	4,282	4,739	163	1,004	1,167
Asset purchased under reverse repurchase agreements and securities borrowed	351	16,366	16,717	173	3,965	4,138
Loans						
Canada (3)						
Retail (3)	752	7,964	8,716	1,155	333	1,488
Wholesale (3)	882	2,652	3,534	657	1,130	1,787
U.S. (3)	634	2,220	2,854	695	462	1,157
Other international (3)	47	1,747	1,794	346	133	479
Total interest income	$ 3,845	$ 42,375	$ 46,220	$ 3,424	$ 9,202	$ 12,626
Liabilities						
Deposits						
Canada (3)	1,086	17,881	18,967	434	3,526	3,960
U.S. (3)	5	4,334	4,339	35	778	813
Other international (3)	(77)	2,699	2,622	20	510	530
Obligations related to securities sold short	(167)	691	524	297	303	600
Obligations related to assets sold under repurchase agreements and securities loaned	502	15,580	16,082	83	3,694	3,777
Subordinated debentures	26	352	378	19	90	109
Other interest-bearing liabilities	114	782	896	14	108	122
Total interest expense	$ 1,489	$ 42,319	$ 43,808	$ 902	$ 9,009	$ 9,911
Net interest income	$ 2,356	$ 56	$ 2,412	$ 2,522	$ 193	$ 2,715

(1) Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2) Volume/rate variance is allocated on the percentage relationships of changes in balances and changes in rates to the total net change in net interest income.
(3) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

Loans and acceptances by geography — Table 74

As at October 31 (Millions of Canadian dollars)	2023	2022
Canada (1)		
Residential mortgages	$ 397,605	$ 383,797
Personal	79,705	79,422
Credit cards	22,140	19,778
Small business	13,681	12,669
Retail	513,131	495,666
Wholesale	143,475	126,751
	$ 656,606	$ 622,417
U.S. (1)		
Retail	50,058	47,402
Wholesale	119,068	114,799
	169,126	162,201
Other International (1)		
Retail	6,762	6,683
Wholesale	47,028	50,289
	53,790	56,972
Total loans and acceptances	$ 879,522	$ 841,590
Total allowance for credit losses	(5,054)	(3,798)
Total loans and acceptances, net of allowance for credit losses	$ 874,468	$ 837,792

(1) Geographic information is based on residence of borrower.

Loans and acceptances by portfolio and sector — Table 75

As at October 31 (Millions of Canadian dollars)	2023	2022
Residential mortgages	$ 434,501	$ 418,796
Personal	98,734	97,709
Credit cards	23,035	20,577
Small business	13,681	12,669
Retail	**$ 569,951**	$ 549,751
Agriculture	11,026	10,105
Automotive	11,503	8,770
Banking	7,146	7,016
Consumer discretionary	17,546	19,405
Consumer staples	8,463	6,940
Oil and gas	6,421	5,959
Financial services	38,029	41,353
Financing products	13,683	13,781
Forest products	1,428	1,094
Governments	5,767	5,632
Industrial products	11,057	10,537
Information technology	5,096	5,232
Investments	18,212	19,952
Mining and metals	1,858	2,223
Public works and infrastructure	2,970	3,006
Real estate and related	90,981	79,506
Other services	27,048	24,393
Telecommunication and media	8,507	7,176
Transportation	8,038	6,542
Utilities	13,978	11,847
Other sectors	814	1,370
Wholesale	**$ 309,571**	$ 291,839
Total loans and acceptances	**$ 879,522**	$ 841,590
Total allowance for credit losses	**(5,054)**	(3,798)
Total loans and acceptances, net of allowance for credit losses	**$ 874,468**	$ 837,792

Gross impaired loans by portfolio and geography — Table 76

As at October 31 (Millions of Canadian dollars, except for percentage amounts)	2023	2022
Residential mortgages	$ 682	$ 560
Personal	280	200
Small business	244	138
Retail	1,206	898
Agriculture	$ 36	$ 18
Automotive	26	9
Banking	3	1
Consumer discretionary	315	254
Consumer staples	148	122
Oil and gas	17	57
Financial services	85	96
Financing products	–	–
Forest products	9	7
Governments	16	3
Industrial products	147	77
Information technology	26	5
Investments	96	9
Mining and metals	1	12
Public works and infrastructure	15	16
Real estate and related	1,104	322
Other services	180	246
Telecommunication and media	186	8
Transportation	59	6
Utilities	–	–
Other sectors	24	27
Wholesale	2,493	1,295
Acquired credit-impaired loans	5	6
Total GIL (1)	$ 3,704	$ 2,199
Canada (2)		
Residential mortgages	$ 481	$ 352
Personal	247	174
Small business	244	138
Retail	972	664
Agriculture	16	17
Automotive	24	6
Banking	3	1
Consumer discretionary	195	69
Consumer staples	55	40
Oil and gas	17	10
Financial services	–	4
Financing products	–	–
Forest products	9	7
Governments	13	3
Industrial products	42	28
Information technology	8	3
Investments	20	2
Mining and metals	1	4
Public works and infrastructure	10	7
Real estate and related	168	88
Other services	72	56
Telecommunication and media	4	5
Transportation	27	6
Utilities	–	–
Other sectors	1	–
Wholesale	685	356
Total	$ 1,657	$ 1,020
U.S. (2)		
Retail	$ 53	$ 34
Wholesale	1,469	674
Total	$ 1,522	$ 708
Other International (2)		
Retail	$ 181	$ 200
Wholesale	344	271
Total	$ 525	$ 471
Total GIL	$ 3,704	$ 2,199
Allowance on impaired loans	(1,148)	(669)
Net impaired loans	$ 2,556	$ 1,530
GIL as a % of loans and acceptances		
Residential mortgages	0.16%	0.13%
Personal	0.28%	0.20%
Small business	1.78%	1.09%
Retail	0.21%	0.16%
Wholesale	0.81%	0.45%
Total	0.42%	0.26%
Allowance on impaired loans as a % of GIL	31.00%	30.41%

(1) Past due loans greater than 90 days not included in impaired loans were $257 million in 2023 (2022 – $170 million). For further details, refer to Note 5 of our 2023 Annual Consolidated Financial Statements.

(2) Geographic information is based on residence of borrower.

Provision for credit losses by portfolio and geography — Table 77

For the year ended October 31 (Millions of Canadian dollars, except for percentage amounts)	2023	2022
Residential mortgages	$ 63	$ 13
Personal	467	259
Credit cards	460	333
Small business	61	43
Retail	1,051	648
Agriculture	$ 20	$ 1
Automotive	8	3
Banking	–	(3)
Consumer discretionary	143	47
Consumer staples	51	35
Oil and gas	11	(2)
Financial services	10	3
Financing products	–	–
Forest products	5	1
Governments	(1)	(1)
Industrial products	56	(6)
Information technology	12	(8)
Investments	15	3
Mining and metals	(1)	9
Public works and infrastructure	(3)	5
Real estate and related	222	32
Other services	72	25
Telecommunication and media	85	(1)
Transportation	74	(16)
Utilities	–	1
Other sectors	6	3
Wholesale	785	131
Acquired credit-impaired loans	–	(1)
Total PCL on impaired loans	$ 1,836	$ 778
Canada (1)		
Residential mortgages	$ 61	$ 15
Personal	463	271
Credit cards	449	326
Small business	61	43
Retail	1,034	655
Agriculture	4	1
Automotive	7	3
Banking	–	1
Consumer discretionary	101	36
Consumer staples	34	9
Oil and gas	(2)	(21)
Financial services	1	1
Financing products	–	–
Forest products	5	1
Governments	(1)	(1)
Industrial products	16	9
Information technology	2	1
Investments	8	2
Mining and metals	–	2
Public works and infrastructure	2	–
Real estate and related	41	23
Other services	12	9
Telecommunication and media	1	1
Transportation	9	1
Utilities	–	–
Other sectors	(1)	–
Wholesale	239	78
Total	$ 1,273	$ 733
U.S. (1)		
Retail	$ 17	$ 2
Wholesale	509	68
Total	$ 526	$ 70
Other International (1)		
Retail	$ –	$ (9)
Wholesale	37	(16)
Total	$ 37	$ (25)
Total PCL on impaired loans	$ 1,836	$ 778
Total PCL on performing loans	660	(281)
Total PCL on other financial assets	(28)	(13)
Total PCL	$ 2,468	$ 484
PCL on loans as a % of average net loans and acceptances	0.29%	0.06%
PCL on impaired loans as a % of average net loans and acceptances (1)	0.21%	0.10%

(1) Geographic information is based on residence of borrower.

Allowance on loans by portfolio and geography (1) — Table 78

As at and for the year ended October 31 (Millions of Canadian dollars, except percentage amounts)	2023	2022
Allowance against impaired loans		
Canada (2)		
Residential mortgages	$ 86	$ 44
Personal	138	85
Small business	58	48
Retail	$ 282	$ 177
Agriculture	$ 4	$ 2
Automotive	5	4
Banking	1	–
Consumer discretionary	85	27
Consumer staples	30	10
Oil and gas	4	7
Financial services	1	1
Financing products	–	–
Forest products	3	1
Governments	–	1
Industrial products	18	12
Information technology	2	2
Investments	7	1
Mining and metals	1	2
Public works and infrastructure	5	4
Real estate and related	41	25
Other services	5	12
Telecommunication and media	1	1
Transportation	8	3
Utilities	–	–
Other sectors	–	–
Wholesale	$ 221	$ 115
Total	$ 503	$ 292
U.S. (2)		
Retail	$ 7	$ 2
Wholesale	445	175
Total	$ 452	$ 177
Other International (2)		
Retail	$ 92	$ 98
Wholesale	101	102
Total	$ 193	$ 200
Total allowance on impaired loans	$ 1,148	$ 669
Allowance on performing loans		
Residential mortgages	$ 313	$ 300
Personal	1,073	946
Credit cards	1,069	893
Small business	136	146
Retail	$ 2,591	$ 2,285
Wholesale	$ 1,609	$ 1,227
Total allowance on performing loans	$ 4,200	$ 3,512
Total allowance on loans	$ 5,348	$ 4,181
Key ratios		
Allowance on loans as a % of loans and acceptances	0.61%	0.50%
Net write-offs as a % of average net loans and acceptances	0.14%	0.10%

(1) Includes loans, acceptances, and commitments.
(2) Geographic information is based on residence of borrower.

Credit quality information by Canadian province (1) — Table 79

As at and for the year ended October 31 (Millions of Canadian dollars)	2023	2022
Loans and acceptances		
Atlantic provinces (2)	$ 32,513	$ 30,709
Quebec	76,204	73,743
Ontario	321,139	300,477
Alberta	76,018	73,638
Other Prairie provinces (3)	36,076	35,699
B.C. and territories (4)	114,656	108,151
Total loans and acceptances in Canada	$ 656,606	$ 622,417
Gross impaired loans		
Atlantic provinces (2)	$ 122	$ 65
Quebec	275	172
Ontario	689	323
Alberta	260	233
Other Prairie provinces (3)	137	121
B.C. and territories (4)	174	106
Total GIL in Canada	$ 1,657	$ 1,020
PCL on impaired loans		
Atlantic provinces (2)	$ 52	$ 20
Quebec	81	47
Ontario	901	529
Alberta	99	48
Other Prairie provinces (3)	55	39
B.C. and territories (4)	85	50
Total PCL on impaired loans in Canada	$ 1,273	$ 733

(1) Geographic information is based on residence of borrower.
(2) Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(3) Comprises Manitoba and Saskatchewan.
(4) Comprises British Columbia, Nunavut, Northwest Territories and Yukon.

Glossary

Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a "stamping fee" for providing this guarantee.

Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers' liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.

ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.

Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Attributed capital
Attributed capital is based on the Basel III regulatory capital requirements for all our business segments other than insurance for which we attribute capital based on economic capital.

Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.

Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.

Basis point (bp)
One one-hundredth of a percentage point (.01%).

Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.

Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.

Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.

Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers' acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders' equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items.

Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets.

Covered bonds
Full recourse on-balance sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer's insolvency.

Credit default swaps (CDS)
A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.

Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.

Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding.

Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.

Efficiency ratio
Non-interest expense as a percentage of total revenue.

Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.

Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.

Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.

Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the sum of total assets plus specified off-balance sheet items. The leverage ratio is a non-risk based measure.

Liquidity Coverage Ratio (LCR)
The Liquidity Coverage Ratio is a Basel III metric designed to ensure banks hold a sufficient reserve of high-quality liquidity assets (HQLA) to allow them to service a period of significant liquidity stress lasting 30 calendar days.

Loan-to-value (LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.

Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.

Net Stable Funding Ratio (NSFR)
The Net Stable Funding Ratio is a Basel III metric defined as the amount of available stable funding (ASF) relative to the amount of requested stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis.

Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Notional amount
The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI's mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Operating leverage
The difference between our revenue growth rate and non-interest expense growth rate.

Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.

PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.

RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.

Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity.

Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on and off-balance sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI's Capital Adequacy Requirements guidelines. For more details, refer to the Capital management section.

Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower's failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash collateral declines. The agent lender does not indemnify against the investment risk of re-investing cash collateral which is borne by the owner.

Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.

Standardized Approach (SA)
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody's, Fitch, and DBRS are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI. For our Business and Retail exposures, we use the standard risk weights prescribed by OSFI.

Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity's returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.

Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (eligible Canadian taxable corporate dividends) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling interests in subsidiaries Tier 1 instruments.

Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries' Tier 2 instruments.

Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital, and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under the guideline.

TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets.

TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the Leverage ratio exposure.

Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated by dividing total capital by risk-weighted assets.

Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches' relative subordination.

Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.

Value-at-Risk (VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day movement in market rates and prices.

EDTF recommendations index

We aim to present transparent, high-quality risk disclosures by providing disclosures in this 2023 Annual Report and Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB's Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into this 2023 Annual Report.

The following index summarizes our disclosure by EDTF recommendation:

Type of Risk	Recommendation	Disclosure	Location of disclosure	
			Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	132	1
	2	Define risk terminology and measures	65-70, 130-131	–
	3	Top and emerging risks	63-65	–
	4	New regulatory ratios	109-114	–
Risk governance, risk management and business model	5	Risk management organization	65-70	–
	6	Culture and conduct risk	65-70	–
	7	Risk in the context of our business activities	117	–
	8	Stress testing	68-69, 81	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	109-114	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	*
	11	Flow statement of the movements in regulatory capital	–	19
	12	Capital strategic planning	109-114	–
	13	RWA by business segments	–	20
	14	Analysis of capital requirement, and related measurement model information	71-75	*
	15	RWA credit risk and related risk measurements	–	*
	16	Movement of risk-weighted assets by risk type	–	20
	17	Basel back-testing	68, 71-73	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	88-89, 94-95	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	90, 93	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	97-98	–
	21	Sources of funding and funding strategy	90-92	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	85-86	–
	23	Decomposition of market risk factors	81-86	–
	24	Market risk validation and back-testing	81	–
	25	Primary risk management techniques beyond reported risk measures and parameters	81-84	–
Credit risk	26	Bank's credit risk profile	71-81, 178-185	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	124-129	*
	27	Policies for identifying impaired loans	73-75, 119, 149-151	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	23, 28
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	76	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk	74-75	*
Other	31	Other risk types	100-109	–
	32	Publicly known risk events	104-105, 223-224	–

* These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended October 31, 2023 and for the year ended October 31, 2022.

REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS

Reports

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the *Bank Act* (Canada) and International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information appearing throughout our Management's Discussion and Analysis is consistent with these consolidated financial statements.

Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Chief Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into our business and affairs as deemed necessary to determine whether the provisions of the *Bank Act* are being complied with, and that we are in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of our depositors and creditors.

PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit Committee and Board, has performed an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) as stated in their Independent Auditor's Report and Report of Independent Registered Public Accounting Firm, respectively. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

David I. McKay
President and Chief Executive Officer

Nadine Ahn
Chief Financial Officer

Toronto, November 29, 2023

Management's Report on Internal Control over Financial Reporting

Management of Royal Bank of Canada is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and our receipts and expenditures are made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of October 31, 2023, based on the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of October 31, 2023, internal control over financial reporting was effective based on the criteria established in the *Internal Control – Integrated Framework (2013)*.

The effectiveness of our internal control over financial reporting as of October 31, 2023, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their Report of Independent Registered Public Accounting Firm, which appears herein.

David I. McKay
President and Chief Executive Officer

Nadine Ahn
Chief Financial Officer

Toronto, November 29, 2023

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited
The Bank's consolidated financial statements comprise:
- the consolidated balance sheets as of October 31, 2023 and 2022;
- the consolidated statements of income for the years then ended;
- the consolidated statements of comprehensive income for the years then ended;
- the consolidated statements of changes in equity for the years then ended;
- the consolidated statements of cash flows for the years then ended; and
- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Management's Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Allowance for Credit Losses for Financial Assets Categorized as Stage 1 and Stage 2 (Stage 1 and Stage 2 ACL)
Refer to Note 2 – Summary of significant accounting policies, estimates and judgments, Note 4 – Securities and Note 5 – Loans and allowance for credit losses to the consolidated financial statements.
 	
The Bank's allowance for credit losses for financial assets was $5,366 million as of October 31, 2023 and represents management's estimate of expected credit losses on financial assets as of the balance sheet date, of which a significant portion relates to financial assets categorized as Stage 1 and Stage 2. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a significant number of interrelated inputs and assumptions such as borrower risk ratings, forward-looking macroeconomic conditions, scenario design and the weight assigned to each scenario. The probability of default, loss given default and exposure at default inputs are modelled based on the macroeconomic variables that are most closely correlated with credit losses.
 	
Management's estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic
	Our approach to addressing the matter included the following procedures, among others:
	
	• Testing the effectiveness of controls relating to the estimation of the Stage 1 and Stage 2 ACL, including controls over:
	  ○ The probability of default, loss given default and exposure at default models.
	  ○ The design of future macroeconomic scenarios, the forecasting of certain macroeconomic variables, and the probability-weighting of these scenarios.
	  ○ The assignment of borrower risk ratings.
	  ○ The completeness and accuracy of certain data inputs underlying the Stage 1 and Stage 2 ACL calculation.
	• Testing management's process for estimating the Stage 1 and Stage 2 ACL, which consisted of:
	  ○ Testing the completeness and accuracy of certain underlying data used in the estimation of the Stage 1 and Stage 2 ACL.
	  ○ Using professionals with specialized skill and knowledge to assist in evaluating:
	    ▪ The appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL.

Key audit matter

scenarios, each of which includes a forecast of relevant macroeconomic variables, designed to capture a wide range of possible outcomes and which are probability-weighted according to management's expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. Significant management judgment is required in making assumptions and estimations when calculating the Stage 1 and Stage 2 ACL.

We considered this a key audit matter due to:

- The significant judgment required by management when estimating the Stage 1 and Stage 2 ACL.
- A high degree of auditor judgment and subjectivity in performing procedures related to management's assumptions for:
  - Designing future macroeconomic scenarios.
  - Forecasting certain macroeconomic variables.
  - Probability-weighting scenarios.
  - Assigning borrower risk ratings.
- The significant audit effort necessary to evaluate audit evidence as the estimation of the Stage 1 and Stage 2 ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based.
- The audit effort involved the use of professionals with specialized skill and knowledge.

How our audit addressed the key audit matter

- The reasonableness of significant inputs and assumptions used in the estimation of the Stage 1 and Stage 2 ACL related to:
  - The design of future macroeconomic scenarios.
  - Certain forecasted macroeconomic variables.
  - The probability-weights assigned to these scenarios.
  - The assignment of borrower risk ratings for samples of loans.

Uncertain tax positions

Refer to Note 2 - Summary of significant accounting policies, estimates and judgments and Note 22 - Income taxes to the consolidated financial statements.

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank's tax positions to determine tax provisions, which includes management's best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank's tax positions by the relevant tax authorities.

In some cases, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

We considered this a key audit matter due to:

- The significant judgment required by management, including a high degree of estimation uncertainty, when:
  - Interpreting the relevant tax laws.
  - Assessing the probability of acceptance of the Bank's tax positions, which includes management's best estimate of uncertain tax positions that are under audit or appeal by relevant taxation authorities.
- A high degree of auditor judgment and subjectivity in performing procedures and evaluating the uncertain tax positions.
- The audit effort involved the use of professionals with specialized skill and knowledge.

Our approach to addressing the matter included the following procedures, among others:

- Testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions.
- Testing management's process for (i) assessing the probability of acceptance of the Bank's tax positions; and (ii) estimating provisions relating to uncertain tax positions, if applicable, which reflects management's best estimate of uncertain tax positions that are under audit or appeal by relevant taxation authorities. This consisted of:
  - Reviewing correspondence with relevant taxation authorities.
  - Evaluating the appropriateness of the methods used.
  - Testing the completeness and accuracy of underlying data used in the estimate.
  - Making inquiries of the Bank's internal and external legal counsel.
  - Evaluating, with the assistance of professionals with specialized skill and knowledge:
    - Application of relevant tax laws.
    - The reasonableness of management's assessment of whether it is probable that the relevant tax authorities will accept the Bank's tax positions.
    - Evidence used by management.

Other information

Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis and the information, other than the consolidated financial statements and our auditor's report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Lona Mathis.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
November 29, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Royal Bank of Canada

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Bank's internal control over financial reporting as of October 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of October 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Bank's consolidated financial statements and on the Bank's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses for Financial Assets Categorized as Stage 1 and Stage 2 (Stage 1 and Stage 2 ACL)

As described in Notes 2, 4 and 5 to the consolidated financial statements, the Bank's allowance for credit losses for financial assets was $5,366 million as of October 31, 2023 and represents management's estimate of expected credit losses on financial assets as of the balance sheet date, of which a significant portion relates to financial assets categorized as Stage 1 and Stage 2. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a significant number of interrelated inputs and assumptions such as borrower risk ratings, forward-looking macroeconomic conditions, scenario design and the weight assigned to each scenario. The probability of default, loss given default and exposure at default inputs are modelled based on the macroeconomic variables that are most closely correlated with credit losses. Management's estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of relevant macroeconomic variables, designed to capture a wide range of possible outcomes and which are probability-weighted according to management's expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. Significant management judgment is required in making assumptions and estimations when calculating the Stage 1 and Stage 2 ACL.

The principal considerations for our determination that performing procedures relating to the Stage 1 and Stage 2 ACL is a critical audit matter are (i) the significant judgment required by management when estimating the Stage 1 and Stage 2 ACL; (ii) a high degree of auditor judgment and subjectivity in performing procedures related to management's assumptions for (a) designing future macroeconomic scenarios, (b) forecasting certain macroeconomic variables, (c) probability-weighting scenarios, and (d) assigning borrower risk ratings; (iii) the significant audit effort necessary to evaluate audit evidence as the estimation of the Stage 1 and Stage 2 ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of the Stage 1 and Stage 2 ACL, including controls over (i) the probability of default, loss given default and exposure at default models; (ii) the design of future macroeconomic scenarios, the forecasting of certain macroeconomic variables, and the probability-weighting of these scenarios; (iii) the assignment of borrower risk ratings; and (iv) the completeness and accuracy of certain data inputs underlying the Stage 1 and Stage 2 ACL calculation. These procedures also included, among others, testing management's process for estimating the Stage 1 and Stage 2 ACL. This consisted of (i) testing the completeness and accuracy of certain underlying data used in the estimation of the Stage 1 and Stage 2 ACL; and (ii) with the assistance of professionals with specialized skill and knowledge, evaluating (a) the appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL, and (b) the reasonableness of significant inputs and assumptions used in the estimation of the Stage 1 and Stage 2 ACL related to (1) the design of future macroeconomic scenarios, (2) certain forecasted macroeconomic variables, (3) the probability-weights assigned to these scenarios, and (4) the assignment of borrower risk ratings for samples of loans.

Uncertain Tax Positions
As described in Note 2 to the consolidated financial statements, the Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank's tax positions to determine tax provisions, which includes management's best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank's tax positions by the relevant tax authorities. In some cases, as described in Note 22 to the consolidated financial statements, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment required by management, including a high degree of estimation uncertainty, when (a) interpreting the relevant tax laws, and (b) assessing the probability of acceptance of the Bank's tax positions, which includes management's best estimate of uncertain tax positions that are under audit or appeal by relevant taxation authorities; (ii) a high degree of auditor judgment and subjectivity in performing procedures and evaluating the uncertain tax positions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions. These procedures also included, among others, testing management's process for (i) assessing the probability of acceptance of the Bank's tax positions; and (ii) estimating provisions relating to uncertain tax positions, if applicable, which reflects management's best estimate of uncertain tax positions that are under audit or appeal by relevant taxation authorities. This consisted of (i) evaluating the appropriateness of the methods used; (ii) testing the completeness and accuracy of underlying data used in the estimate; (iii) reviewing correspondence with relevant taxation authorities; (iv) making inquiries of the Bank's internal and external legal counsel; and (v) evaluating, with the assistance of professionals with specialized skill and knowledge, the application of relevant tax laws, the reasonableness of management's assessment of whether it is probable that the relevant tax authorities will accept the Bank's tax positions, and evidence used by management.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
November 29, 2023

We have served as the Bank's auditor since 2016.

Consolidated Balance Sheets

(Millions of Canadian dollars)	As at October 31 2023	October 31 2022
Assets		
Cash and due from banks	$ 61,989	$ 72,397
Interest-bearing deposits with banks	71,086	108,011
Securities (Note 4)		
Trading	190,151	148,205
Investment, net of applicable allowance	219,579	170,018
	409,730	318,223
Assets purchased under reverse repurchase agreements and securities borrowed	340,191	317,845
Loans (Note 5)		
Retail	569,951	549,751
Wholesale	287,826	273,967
	857,777	823,718
Allowance for loan losses (Note 5)	(5,004)	(3,753)
	852,773	819,965
Segregated fund net assets (Note 16)	2,760	2,638
Other		
Customers' liability under acceptances	21,695	17,827
Derivatives (Note 9)	142,450	154,439
Premises and equipment (Note 10)	6,749	7,214
Goodwill (Note 11)	12,594	12,277
Other intangibles (Note 11)	5,907	6,083
Other assets (Note 13)	77,068	80,300
	266,463	278,140
Total assets	$ 2,004,992	$ 1,917,219
Liabilities and equity		
Deposits (Note 14)		
Personal	$ 441,946	$ 404,932
Business and government	745,075	759,870
Bank	44,666	44,012
	1,231,687	1,208,814
Segregated fund net liabilities (Note 16)	2,760	2,638
Other		
Acceptances	21,745	17,872
Obligations related to securities sold short	33,651	35,511
Obligations related to assets sold under repurchase agreements and securities loaned	335,238	273,947
Derivatives (Note 9)	142,629	153,491
Insurance claims and policy benefit liabilities (Note 15)	11,966	11,511
Other liabilities (Note 18)	96,170	95,235
	641,399	587,567
Subordinated debentures (Note 19)	11,386	10,025
Total liabilities	1,887,232	1,809,044
Equity attributable to shareholders		
Preferred shares and other equity instruments (Note 20)	7,314	7,318
Common shares (Note 20)	19,167	16,984
Retained earnings	84,328	78,037
Other components of equity	6,852	5,725
	117,661	108,064
Non-controlling interests	99	111
Total equity	117,760	108,175
Total liabilities and equity	$ 2,004,992	$ 1,917,219

The accompanying notes are an integral part of these Consolidated Financial Statements.

David I. McKay
President and Chief Executive Officer

Frank Vettese
Director

Consolidated Statements of Income

(Millions of Canadian dollars, except per share amounts)	For the year ended October 31 2023	October 31 2022
Interest and dividend income (Note 3)		
Loans	$ 43,463	$ 26,565
Securities	14,512	7,062
Assets purchased under reverse repurchase agreements and securities borrowed	22,164	5,447
Deposits and other	6,852	1,697
	86,991	40,771
Interest expense (Note 3)		
Deposits and other	36,679	10,751
Other liabilities	24,517	7,015
Subordinated debentures	666	288
	61,862	18,054
Net interest income	25,129	22,717
Non-interest income		
Insurance premiums, investment and fee income (Note 15)	5,675	3,510
Trading revenue	2,392	926
Investment management and custodial fees	8,344	7,610
Mutual fund revenue	4,063	4,289
Securities brokerage commissions	1,463	1,481
Service charges	2,099	1,976
Underwriting and other advisory fees	2,005	2,058
Foreign exchange revenue, other than trading	1,292	1,038
Card service revenue	1,240	1,203
Credit fees	1,489	1,512
Net gains on investment securities	193	43
Income (loss) from joint ventures and associates (Note 12)	(219)	110
Other	964	512
	31,000	26,268
Total revenue	56,129	48,985
Provision for credit losses (Notes 4 and 5)	2,468	484
Insurance policyholder benefits, claims and acquisition expense (Note 15)	4,022	1,783
Non-interest expense		
Human resources (Notes 17 and 21)	18,971	16,528
Equipment	2,381	2,099
Occupancy	1,634	1,554
Communications	1,271	1,082
Professional fees	2,223	1,511
Amortization of other intangibles (Note 11)	1,487	1,369
Other	3,206	2,466
	31,173	26,609
Income before income taxes	18,466	20,109
Income taxes (Note 22)	3,600	4,302
Net income	$ 14,866	$ 15,807
Net income attributable to:		
Shareholders	$ 14,859	$ 15,794
Non-controlling interests	7	13
	$ 14,866	$ 15,807
Basic earnings per share (in dollars) (Note 23)	$ 10.51	$ 11.08
Diluted earnings per share (in dollars) (Note 23)	10.50	11.06
Dividends per common share (in dollars)	5.34	4.96

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the year ended October 31 2023	October 31 2022
Net income	$ 14,866	$ 15,807
Other comprehensive income (loss), net of taxes (Note 22)		
Items that will be reclassified subsequently to income:		
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income		
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(14)	(2,241)
Provision for credit losses recognized in income	(14)	(16)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(131)	(12)
	(159)	(2,269)
Foreign currency translation adjustments		
Unrealized foreign currency translation gains (losses)	2,148	5,091
Net foreign currency translation gains (losses) from hedging activities	(1,208)	(1,449)
Reclassification of losses (gains) on foreign currency translation to income	(160)	(18)
Reclassification of losses (gains) on net investment hedging activities to income	146	17
	926	3,641
Net change in cash flow hedges		
Net gains (losses) on derivatives designated as cash flow hedges	216	1,634
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	146	194
	362	1,828
Items that will not be reclassified subsequently to income:		
Remeasurement gains (losses) on employee benefit plans (1), (Note 17)	(344)	821
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(576)	1,747
Net gains (losses) on equity securities designated at fair value through other comprehensive income	44	50
	(876)	2,618
Total other comprehensive income (loss), net of taxes	253	5,818
Total comprehensive income (loss)	$ 15,119	$ 21,625
Total comprehensive income attributable to:		
Shareholders	$ 15,110	$ 21,604
Non-controlling interests	9	21
	$ 15,119	$ 21,625

(1) Includes $(9) million that was reclassified from other comprehensive income to retained earnings.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
	For the year ended October 31, 2023											
						Other components of equity						
Balance at beginning of period	$ 7,323	$ 17,318	$ (5)	$ (334)	$ 78,037	$ (2,357)	$ 5,688	$ 2,394	$ 5,725	$ 108,064	$ 111	$ 108,175
Changes in equity												
Issues of share capital and other equity instruments	–	2,080	–	–	1	–	–	–	–	2,081	–	2,081
Common shares purchased for cancellation	–	–	–	–	–	–	–	–	–	–	–	–
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	515	3,659	–	–	–	–	–	4,174	–	4,174
Purchases of treasury shares and other equity instruments	–	–	(519)	(3,556)	–	–	–	–	–	(4,075)	–	(4,075)
Share-based compensation awards	–	–	–	–	4	–	–	–	–	4	–	4
Dividends on common shares	–	–	–	–	(7,443)	–	–	–	–	(7,443)	–	(7,443)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(236)	–	–	–	–	(236)	(21)	(257)
Other	–	–	–	–	(18)	–	–	–	–	(18)	–	(18)
Net income	–	–	–	–	14,859	–	–	–	–	14,859	7	14,866
Total other comprehensive income (loss), net of taxes	–	–	–	–	(876)	(159)	924	362	1,127	251	2	253
Balance at end of period	$ 7,323	$ 19,398	$ (9)	$ (231)	$ 84,328	$ (2,516)	$ 6,612	$ 2,756	$ 6,852	$ 117,661	$ 99	$ 117,760

(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
	For the year ended October 31, 2022											
						Other components of equity						
Balance at beginning of period	$ 6,723	$ 17,728	$ (39)	$ (73)	$ 71,795	$ (88)	$ 2,055	$ 566	$ 2,533	$ 98,667	$ 95	$ 98,762
Changes in equity												
Issues of share capital and other equity instruments	750	99	–	–	(1)	–	–	–	–	848	–	848
Common shares purchased for cancellation	–	(509)	–	–	(4,917)	–	–	–	–	(5,426)	–	(5,426)
Redemption of preferred shares and other equity instruments	(150)	–	–	–	(5)	–	–	–	–	(155)	–	(155)
Sales of treasury shares and other equity instruments	–	–	552	4,922	–	–	–	–	–	5,474	–	5,474
Purchases of treasury shares and other equity instruments	–	–	(518)	(5,183)	–	–	–	–	–	(5,701)	–	(5,701)
Share-based compensation awards	–	–	–	–	2	–	–	–	–	2	–	2
Dividends on common shares	–	–	–	–	(6,946)	–	–	–	–	(6,946)	–	(6,946)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(247)	–	–	–	–	(247)	(5)	(252)
Other	–	–	–	–	(56)	–	–	–	–	(56)	–	(56)
Net income	–	–	–	–	15,794	–	–	–	–	15,794	13	15,807
Total other comprehensive income (loss), net of taxes	–	–	–	–	2,618	(2,269)	3,633	1,828	3,192	5,810	8	5,818
Balance at end of period	$ 7,323	$ 17,318	$ (5)	$ (334)	$ 78,037	$ (2,357)	$ 5,688	$ 2,394	$ 5,725	$ 108,064	$ 111	$ 108,175

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Millions of Canadian dollars)	For the year ended October 31 2023	October 31 2022
Cash flows from operating activities		
Net income	$ 14,866	$ 15,807
Adjustments for non-cash items and others		
Provision for credit losses	2,468	484
Depreciation	1,275	1,265
Deferred income taxes	(995)	569
Amortization and impairment of other intangibles	1,595	1,387
Net changes in investments in joint ventures and associates	221	(108)
Losses (Gains) on investment securities	(193)	(43)
Losses (Gains) on disposition of business	(92)	(100)
Adjustments for net changes in operating assets and liabilities		
Insurance claims and policy benefit liabilities	455	(1,305)
Net change in accrued interest receivable and payable	2,837	333
Current income taxes	(986)	(3,336)
Derivative assets	11,826	(58,898)
Derivative liabilities	(10,452)	62,052
Trading securities	(41,946)	(8,931)
Loans, net of securitizations	(34,688)	(102,653)
Assets purchased under reverse repurchase agreements and securities borrowed	(22,346)	(9,942)
Obligations related to assets sold under repurchase agreements and securities loaned	61,291	11,746
Obligations related to securities sold short	(1,860)	(2,330)
Deposits, net of securitizations	43,990	108,533
Brokers and dealers receivable and payable	(2,444)	4,612
Other	1,257	2,800
Net cash from (used in) operating activities	26,079	21,942
Cash flows from investing activities		
Change in interest-bearing deposits with banks	18,743	(28,373)
Proceeds from sales and maturities of investment securities	156,466	99,143
Purchases of investment securities	(202,456)	(122,964)
Net acquisitions of premises and equipment and other intangibles	(2,730)	(2,500)
Net proceeds from (cash transferred for) dispositions	1,712	(313)
Cash used in acquisitions, net of cash acquired	–	(2,047)
Net cash from (used in) investing activities	(28,265)	(57,054)
Cash flows from financing activities		
Issuance of subordinated debentures	1,500	1,000
Repayment of subordinated debentures	(170)	(192)
Issue of common shares, net of issuance costs	65	51
Common shares purchased for cancellation	–	(5,426)
Issue of preferred shares and other equity instruments, net of issuance costs	–	749
Redemption of preferred shares and other equity instruments	–	(155)
Sales of treasury shares and other equity instruments	4,174	5,474
Purchases of treasury shares and other equity instruments	(4,075)	(5,701)
Dividends paid on shares and distributions paid on other equity instruments	(5,549)	(6,960)
Dividends/distributions paid to non-controlling interests	(21)	(5)
Change in short-term borrowings of subsidiaries	(5,102)	9,609
Repayment of lease liabilities	(655)	(629)
Net cash from (used in) financing activities	(9,833)	(2,185)
Effect of exchange rate changes on cash and due from banks	1,611	(4,152)
Net change in cash and due from banks	(10,408)	(41,449)
Cash and due from banks at beginning of period (1)	72,397	113,846
Cash and due from banks at end of period (1)	$ 61,989	$ 72,397
Cash flows from operating activities include:		
Amount of interest paid	$ 54,698	$ 13,677
Amount of interest received	81,095	35,817
Amount of dividends received	3,362	3,144
Amount of income taxes paid	4,964	7,326

(1) We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities, and other counterparties. The total balances were $3 billion as at October 31, 2023 (October 31, 2022 – $2 billion; October 31, 2021 – $2 billion).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1 General information

Royal Bank of Canada and its subsidiaries (the Bank) provide diversified financial services including Personal & Commercial Banking, Wealth Management, Insurance and Capital Markets products and services on a global basis. Refer to Note 27 for further details on our business segments.

The parent bank, Royal Bank of Canada, is a Schedule I Bank under the *Bank Act* (Canada) incorporated and domiciled in Canada. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and our head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada. Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange with the ticker symbol RY.

These Consolidated Financial Statements are prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. These Consolidated Financial Statements also comply with Subsection 308 of the *Bank Act* (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with IFRS. The accounting policies outlined in Note 2 have been consistently applied to all periods presented.

On November 29, 2023, the Board of Directors authorized the Consolidated Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

The significant accounting policies used in the preparation of these Consolidated Financial Statements, including the accounting requirements prescribed by OSFI, are summarized below. These accounting policies conform, in all material respects, to IFRS. The same accounting policies have been applied to all periods presented.

General

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make subjective estimates and assumptions that affect the reported amount of assets, liabilities, net income and related disclosures. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key sources of estimation uncertainty include: determination of fair value of financial instruments, allowance for credit losses, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, income taxes, goodwill and other intangible assets, and provisions. Accordingly, actual results may differ from these and other estimates thereby impacting our future Consolidated Financial Statements. Refer to the relevant accounting policies in this Note for details on our use of estimates and assumptions.

Significant judgments

In preparation of these Consolidated Financial Statements, management is required to make significant judgments that affect the carrying amounts of certain assets and liabilities, and the reported amounts of revenues and expenses recorded during the period. Significant judgments have been made in the following areas and discussed as noted in the Consolidated Financial Statements:

Consolidation of structured entities	Note 2 Note 8	Application of the effective interest method	Note 2
Fair value of financial instruments	Note 2 Note 3	Derecognition of financial assets	Note 2 Note 7
Allowance for credit losses	Note 2 Note 4 Note 5	Income taxes	Note 2 Note 22
Employee benefits	Note 2 Note 17	Provisions	Note 2 Note 24 Note 25
Goodwill and other intangibles	Note 2 Note 11		

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of the parent company, Royal Bank of Canada, and its subsidiaries including certain structured entities, after elimination of intercompany transactions, balances, revenues and expenses.

Consolidation

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity's returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity as the agent of a third party or parties. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that various parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in determining whether we control an entity, specifically, assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date we obtain control and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

Non-controlling interests in subsidiaries that we consolidate are shown on our Consolidated Balance Sheets as a separate component of equity which is distinct from equity attributable to our shareholders. The net income attributable to non-controlling interests is separately disclosed in our Consolidated Statements of Income.

Investments in joint ventures and associates

Our investments in associated corporations and limited partnerships over which we have significant influence are accounted for using the equity method. The equity method is also applied to our interests in joint ventures over which we have joint control. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of the investee's net profit or loss, including our proportionate share of the investee's Other comprehensive income (OCI), subsequent to the date of acquisition.

Non-current assets held for sale and discontinued operations

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within one year. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and if significant, are presented separately from other assets on our Consolidated Balance Sheets.

A disposal group is classified as a discontinued operation if it meets the following conditions: (i) it is a component that can be distinguished operationally and financially from the rest of our operations and (ii) it represents either a separate major line of business or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Disposal groups classified as discontinued operations are presented separately from our continuing operations in our Consolidated Statements of Income.

Financial Instruments

Classification of financial assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at fair value through profit or loss (FVTPL), fair value through other comprehensive income (FVOCI) or amortized cost based on our business model for managing the financial instruments and the contractual cash flow characteristics of the instrument.

Debt instruments are measured at amortized cost if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect (HTC) as described below, and (b) the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Debt instruments are measured at FVOCI if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect-and-Sell (HTC&S) as described below, and (b) the contractual terms of the instrument give rise, on specified dates, to cash flows that are SPPI.

All other debt instruments are measured at FVTPL.

Equity instruments are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset as FVOCI. This election is made on an instrument-by-instrument basis.

Business model assessment

We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:

- How the economic activities of our businesses generate benefits, for example through trading revenue, enhancing yields or hedging funding or other costs and how such economic activities are evaluated and reported to key management personnel;
- The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of the MD&A, and the activities undertaken to manage those risks;
- Historical and future expectations of sales of the loans or securities portfolios managed as part of a business model; and
- The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models fall into three categories, which are indicative of the key strategies used to generate returns:

- HTC: The objective of this business model is to hold loans and securities to collect contractual principal and interest cash flows. Sales are incidental to this objective and are expected to be insignificant or infrequent.
- HTC&S: Both collecting contractual cash flows and sales are integral to achieving the objective of the business model.
- Other fair value business models: These business models are neither HTC nor HTC&S, and primarily represent business models where assets are held-for-trading or managed on a fair value basis.

SPPI assessment
Instruments held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of solely payments of principal and interest. SPPI payments are those which would typically be expected from basic lending arrangements. Principal amounts include par repayments from lending and financing arrangements, and interest primarily relates to basic lending returns, including compensation for credit risk and the time value of money associated with the principal amount outstanding over a period of time. Interest can also include other basic lending risks and costs (for example, liquidity risk, servicing or administrative costs) associated with holding the financial asset for a period of time, and a profit margin.

Where the contractual terms introduce exposure to risk or variability of cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Securities
Trading securities include all securities that are classified as FVTPL by nature and securities designated as FVTPL. Obligations to deliver trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are generally recorded in Non-interest income – Trading revenue or Non-interest income – Other. Dividends and interest income accruing on Trading securities are recorded in Interest and dividend income. Interest and dividends accrued on securities sold short are recorded in Interest expense.

Investment securities include all securities classified as FVOCI and amortized cost. All investment securities are initially recorded at fair value and subsequently measured according to the respective classification.

Investment securities carried at amortized cost are measured using the effective interest method, and are presented net of any allowance for credit losses, calculated in accordance with our policy for Allowance for credit losses, as described below. Interest income, including the amortization of premiums and discounts on securities measured at amortized cost are recorded in Interest and dividend income. Impairment gains or losses recognized on amortized cost securities are recorded in Provision for credit losses (PCL). When a debt instrument measured at amortized cost is sold, the difference between the sale proceeds and the amortized cost of the security at the time of the sale is recorded as Net gains on investment securities in Non-interest income.

Debt securities carried at FVOCI are measured at fair value with unrealized gains and losses arising from changes in fair value included in Other components of equity. Impairment gains and losses are included in PCL and correspondingly reduce the accumulated changes in fair value included in Other components of equity. When a debt instrument measured at FVOCI is sold, the cumulative gain or loss is reclassified from Other components of equity to Net gains on investment securities in Non-interest income.

Equity securities carried at FVOCI are measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Other components of equity and not subsequently reclassified to profit or loss when realized. Dividends from FVOCI equity securities are recognized in Interest and dividend income.

We account for all of our securities using settlement date accounting and changes in fair value between the trade date and settlement date are reflected in income for securities measured at FVTPL, and changes in the fair value of securities measured at FVOCI between the trade and settlement dates are recorded in OCI except for changes in foreign exchange rates on debt securities, which are recorded in Non-interest income.

Fair value option
A financial instrument with a reliably measurable fair value can be designated as FVTPL (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing. The fair value option can be used for financial assets if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing related gains and losses on a different basis (an accounting mismatch). The fair value option can be elected for financial liabilities if: (i) the election eliminates an accounting mismatch; (ii) the financial liability is part of a portfolio that is managed on a fair value basis, in accordance with a documented risk management or investment strategy; or (iii) there is an embedded derivative in the financial or non-financial host contract and the derivative is not closely related to the host contract. These instruments cannot be reclassified out of the FVTPL category while they are held or issued.

Financial assets designated as FVTPL are recorded at fair value and any unrealized gain or loss arising due to changes in fair value is included in Non-interest income – Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial asset.

Financial liabilities designated as FVTPL are recorded at fair value and fair value changes attributable to changes in our own credit risk are recorded in OCI. Own credit risk amounts recognized in OCI will not be reclassified subsequently to net income. The remaining fair value changes not attributable to changes in our own credit risk are recorded in Non-interest income – Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial liability. Upon initial recognition, if we determine that presenting the effects of own credit risk changes in OCI would create or enlarge an accounting mismatch in net income, the full fair value change in our debt designated as FVTPL is recognized in net income. To make that determination, we assess whether we expect that the effects of changes in the liability's credit risk will be offset in profit or loss by a change in the fair value of another financial instrument measured at FVTPL. Such an expectation is based on an economic relationship between the characteristics of the liability and the characteristics of the other financial instrument. The determination is made at initial recognition and is not reassessed. To determine the fair value adjustments on our debt instruments designated as FVTPL, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using our effective funding rate at the beginning and end of the period.

Determination of fair value
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses the adequacy of governance structures and control processes for the valuation of these instruments.

We have established policies, procedures and controls for valuation methodologies and techniques to ensure that fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. We give priority to those third-party pricing services and prices having the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders' or system values, other pricing service values and, when available, actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually, our model risk profile is reported to the Board of Directors.

IFRS 13 *Fair Value Measurement* permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine the fair value of certain portfolios of financial instruments, primarily derivatives, based on a net exposure to market or credit risk.

We record valuation adjustments to appropriately reflect counterparty credit quality of our derivative portfolio, differences between the actual counterparty collateral discount curve and standard overnight index swap (OIS) discounting for collateralized derivatives, funding valuation adjustments (FVA) for uncollateralized and under-collateralized over-the-counter (OTC) derivatives, unrealized gains or losses at inception of the transaction, bid-offer spreads, unobservable parameters and model limitations. These adjustments may be subjective as they require significant judgment in the input selection, such as implied probability of default (PD) and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The ultimate realized price for a transaction may differ from its fair recorded value previously estimated using management judgment.

Valuation adjustments are recorded for the credit risk of our derivative portfolios in order to arrive at their fair values. Credit valuation adjustments (CVA) take into account our counterparties' creditworthiness, the current and potential future mark-to-market of transactions and the effects of credit mitigants such as master netting and collateral agreements. CVA amounts are derived from estimates of exposure at default (EAD), PD, recovery rates on a counterparty basis and market and credit factor correlations. EAD is the value of expected derivative related assets and liabilities at the time of default, estimated through modelling using underlying risk factors. PD is implied from the market prices for credit protection and the credit ratings of the counterparty. When market data is unavailable, it is estimated by incorporating assumptions and adjustments that market participants would use for determining fair value using these inputs. Correlation is the statistical measure of how credit and market factors may move in relation to one another. Correlation is estimated using historical data. CVA is calculated daily and changes are recorded in Non-interest income – Trading revenue.

FVA is also calculated to incorporate the cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Where required, a valuation adjustment is made to reflect the unrealized gain or loss at inception of a financial instrument contract where the fair value of that financial instrument is not obtained from a quoted market price or cannot be evidenced by other observable market transactions based on a valuation technique incorporating observable market data.

A bid-offer valuation adjustment is required when a financial instrument is valued at the mid-market price, instead of the bid or offer price for asset or liability positions, respectively. The valuation adjustment takes into account the spread from the mid-market price to either the bid or offer price.

Some valuation models require parameter calibration from such factors as market observable option prices. The calibration of parameters may be sensitive to factors such as the choice of instruments or optimization methodology. A valuation adjustment is also estimated to mitigate the uncertainties of parameter calibration and model limitations.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required in the determination of the model used, the selection of model inputs, and in some cases, the application of valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Loans

Loans are debt instruments recognized initially at fair value and are subsequently measured in accordance with the Classification of financial assets policy provided above. The majority of our loans are carried at amortized cost using the effective interest method, which represents the gross carrying amount less allowance for credit losses.

Interest on loans is recognized in Interest income using the effective interest method. The estimated future cash flows used in this calculation include those determined by the contractual term of the asset and all fees that are considered to be integral to the effective interest rate. Also included in this amount are transaction costs and all other premiums or discounts. Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is a reasonable expectation that a loan will be originated, commitment and standby fees are also recognized as interest income over the expected term of the resulting loans using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized into Non-interest income over the commitment or standby period. Future prepayment fees on mortgage loans are not included as part of the effective interest rate at origination. If prepayment fees are received on a renewal of a mortgage loan before maturity, the fee is included as part of the effective interest rate, and if not renewed, the prepayment fee is recognized in interest income at the prepayment date.

For loans carried at amortized cost or FVOCI, impairment losses are recognized at each balance sheet date in accordance with the three-stage impairment model outlined below.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include loans, debt securities, interest-bearing deposits with banks, customers' liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. ACL on loans measured at amortized cost is presented in Allowance for loan losses. ACL on debt securities measured at FVOCI is presented in Other components of equity. Other financial assets carried at amortized cost are presented net of ACL on our Consolidated Balance Sheets.

Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments. ACL on off-balance sheet items is separately calculated and included in Other Liabilities – Provisions.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

- Performing financial assets
  - Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.
  - Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.
- Impaired financial assets
  - Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

Increases or decreases in the required ACL attributable to model changes and new originations, sales or maturities, and changes in risk, parameters and exposures due to changes in loss expectations or stage transfers are recorded in PCL. Write-offs and recoveries of amounts previously written off are recorded against ACL.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages and the application of forward-looking information. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

Measurement of expected credit losses

Expected credit losses are based on a range of possible outcomes and consider all available reasonable and supportable information, including internal and external ratings, historical credit loss experience and expectations about future cash flows. The measurement of expected credit losses is based primarily on the product of the instrument's PD, loss given default (LGD), and EAD discounted to the reporting date. The main difference between Stage 1 and Stage 2 expected credit losses for performing financial assets is the respective calculation horizon. Stage 1 estimates project PD, LGD and EAD over a maximum period of 12 months while Stage 2 estimates project PD, LGD and EAD over the remaining lifetime of the instrument.

An expected credit loss estimate is produced for each individual exposure. Relevant parameters are modelled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward-looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment is exercised in determining the final expected credit losses.

For a small percentage of our portfolios which lack detailed historical information and/or loss experience, we apply simplified measurement approaches that may differ from what is described above. These approaches have been designed to maximize the available information that is reliable and supportable for each portfolio and may be collective in nature.

Expected credit losses are discounted to the reporting period date using the effective interest rate.

Expected life

For instruments in Stage 2 or Stage 3, loss allowances reflect expected credit losses over the expected remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life.

An exemption is provided for certain instruments with the following characteristics: (a) the instrument includes both a loan and undrawn commitment component; (b) we have the contractual ability to demand repayment and cancel the undrawn commitment; and (c) our exposure to credit losses is not limited to the contractual notice period. For products in scope of this exemption, the expected life may exceed the remaining contractual life and is the period over which our exposure to credit losses is not mitigated by our normal credit risk management actions. This period varies by product and risk category and is estimated based on our historical experience with similar exposures and consideration of credit risk management actions taken as part of our regular credit review cycle. Products in scope of this exemption include credit cards, overdraft balances and certain revolving lines of credit. Judgment is required in determining the instruments in scope for this exemption and estimating the appropriate remaining life based on our historical experience and credit risk mitigation practices.

Assessment of significant increase in credit risk

The assessment of significant increase in credit risk requires significant judgment. Movements between Stage 1 and Stage 2 are based on whether an instrument's credit risk as at the reporting date has increased significantly relative to the date it was initially recognized. For the purposes of this assessment, credit risk is based on an instrument's lifetime PD, not the losses we expect to incur. The assessment is generally performed at the instrument level.

Our assessment of significant increases in credit risk is performed at least quarterly based on three factors. If any of the following factors indicates that a significant increase in credit risk has occurred, the instrument is moved from Stage 1 to Stage 2:

(1) We have established thresholds for significant increases in credit risk based on both a percentage and absolute change in lifetime PD relative to initial recognition. For our wholesale portfolio, a decrease in the borrower's risk rating is also required to determine that credit risk has increased significantly.
(2) Additional qualitative reviews may be performed, as necessary, to assess the staging results, which may lead to adjustments to better reflect the positions whose credit risk has increased significantly. These reviews are completed at both the individual borrower levels and the portfolio level and may result in an instrument, a portfolio or a portion of a portfolio moving from Stage 1 to Stage 2.
(3) Instruments which are 30 days past due are generally considered to have experienced a significant increase in credit risk, even if our other metrics do not indicate that a significant increase in credit risk has occurred.

The thresholds for movement between Stage 1 and Stage 2 are symmetrical. After a financial asset has transferred to Stage 2, if its credit risk is no longer considered to have significantly increased relative to its initial recognition, the financial asset will move back to Stage 1.

For certain instruments with low credit risk as at the reporting date, it is presumed that credit risk has not increased significantly relative to initial recognition. Credit risk is considered to be low if the instrument has a low risk of default, and the borrower has the ability to fulfill their contractual obligations both in the near term and in the longer term, including periods of adverse changes in the economic or business environment. Certain interest-bearing deposits with banks, assets purchased under reverse repurchase agreements, insurance policy loans, and liquidity facilities extended to our multi-seller conduits have been identified as having low credit risk.

Use of forward-looking information

The measurement of expected credit losses for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment.

The PD, LGD and EAD inputs used to estimate Stage 1 and Stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five-year period, subsequently reverting to long-run averages. Macroeconomic variables used in our expected credit loss models include, but are not limited to, unemployment rates, gross domestic product growth rates, equity return indices, commodity prices, and Canadian housing prices. Depending on their usage in the models, macroeconomic variables may be projected at a country, province/state or more granular level.

Our estimation of expected credit losses in Stage 1 and Stage 2 is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios. Our base case scenario is based on macroeconomic forecasts published by our internal economics group. The published forecasts are developed from models based on historical macroeconomic data, derived from public sources and financial markets. Upside and downside scenarios vary relative to our base case scenario based on reasonably possible alternative macroeconomic conditions. Additional and more severe downside scenarios are designed to capture a broader range of potential credit losses in certain sectors. Scenario design, including the identification of additional downside scenarios, occurs at least on an annual basis and more frequently if conditions warrant.

Scenarios are designed to capture a wide range of possible outcomes and weighted according to our best estimate of the relative likelihood of the range of outcomes that each scenario represents. Scenario weights take into account historical frequency, current trends, and forward-looking conditions and are updated on a quarterly basis. All scenarios considered are applied to all portfolios subject to expected credit losses with the same probabilities.

Our assessment of significant increases in credit risk is based on changes in probability-weighted forward-looking lifetime PDs as at the reporting date, using the same macroeconomic scenarios as the calculation of expected credit losses.

Definition of default

The definition of default used in the measurement of expected credit losses is consistent with the definition of default used for our internal credit risk management purposes. Our definition of default may differ across products and consider both quantitative and qualitative factors, such as the terms of financial covenants and days past due. For retail and wholesale borrowers, except as detailed below, default occurs when the borrower is more than 90 days past due on any material obligation to us, and/or we consider the borrower unlikely to make their payments in full without recourse action on our part, such as taking formal possession of any collateral held. For certain credit card balances, default occurs when payments are 180 days past due. For these balances, the use of a period in excess of 90 days past due is reasonable and supported by observable data on write-off and recovery rates experienced on historical credit card portfolios. The definition of default used is applied consistently from period to period and to all financial instruments unless it can be demonstrated that circumstances have changed such that another definition of default is more appropriate.

Credit-impaired financial assets (Stage 3)

Financial assets are assessed for credit-impairment at each balance sheet date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. An asset that is in Stage 3 will move back to Stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired. The asset will transfer back to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly from initial recognition, which could occur during the same reporting period as the transfer from Stage 3 to Stage 2.

When a financial asset has been identified as credit-impaired, expected credit losses are measured as the difference between the asset's gross carrying amount and the present value of estimated future cash flows discounted at the instrument's original effective interest rate. For impaired financial assets with drawn and undrawn components, expected credit losses also reflect any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument.

When a financial asset is credit-impaired, interest ceases to be recognized on the regular accrual basis, which accrues income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original effective interest rate to the amortized cost of the asset, which is the gross carrying amount less the related ACL.

ACL for credit-impaired loans in Stage 3 are established at the borrower level, where losses related to impaired loans are identified on individually significant loans, or collectively assessed and determined through the use of portfolio-based rates, without reference to particular loans.

Individually assessed loans (Stage 3)

When individually significant loans are identified as impaired, we reduce the carrying value of the loans to their estimated realizable value by recording an individually assessed ACL to cover identified credit losses. The individually assessed ACL reflects the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and the impact of time delays in collecting principal and/or interest (time value of money). The estimated realizable value for each individually significant loan is the present value of expected future cash flows discounted using the original effective interest rate for each loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the estimated realizable amount may be determined using observable market prices for comparable loans, the fair value of collateral underlying the loans, and other reasonable and supported methods based on management judgment.

Individually-assessed allowances are established in consideration of a range of possible outcomes, which may include macroeconomic or non-macroeconomic scenarios, to the extent relevant to the circumstances of the specific borrower being assessed. Assumptions used in estimating expected future cash flows reflect current and expected future economic conditions and are generally consistent with those used in Stage 1 and Stage 2 measurement.

Significant judgment is required in assessing evidence of credit-impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Collectively assessed loans (Stage 3)

Loans that are collectively assessed are grouped on the basis of similar risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors.

The collectively-assessed ACL reflects: (i) the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and (ii) the impact of time delays in collecting principal and/or interest (time value of money).

The expected principal and interest collection is estimated on a portfolio basis and references historical loss experience of comparable portfolios with similar credit risk characteristics, adjusted for the current environment and expected future conditions. A portfolio specific coverage ratio is applied against the impaired loan balance in determining the collectively-assessed ACL. The time value of money component is calculated by using the discount factors applied to groups of loans sharing common characteristics. The discount factors represent the expected recovery pattern of the comparable group of loans, and reflect the historical experience of these groups adjusted for current and expected future economic conditions and/or industry factors. Significant judgment is required in assessing evidence of impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Write-off of loans

Loans and the related ACL are written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, they are generally written off after receipt of any proceeds from the realization of collateral. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write off may be earlier. For credit cards, the balances and related ACL are generally written off when payment is 180 days past due. Personal loans are generally written off at 150 days past due.

Modifications

The original terms of a financial asset may be renegotiated or otherwise modified, resulting in changes to the contractual terms of the financial asset that affect the contractual cash flows. The treatment of such modifications is primarily based on the process undertaken to execute the renegotiation and the nature and extent of the expected changes. In the normal course of business, modifications which are performed for credit reasons, primarily related to troubled debt restructurings, are generally treated as modifications of the original financial asset. Modifications which are performed for other than credit reasons are generally considered to be an expiry of the original cash flows; accordingly, such renegotiations are treated as a derecognition of the original financial asset and recognition of a new financial asset.

If a modification of terms does not result in derecognition of the financial asset, the carrying amount of the financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows, discounted at the original effective interest rate and a gain or loss is recognized. The financial asset continues to be subject to the same assessments for significant increase in credit risk relative to initial recognition and credit-impairment, as described above. A modified financial asset will transfer out of Stage 3 if the conditions that led to it being identified as credit-impaired are no longer present and relate objectively to an event occurring after the original credit-impairment was recognized. A modified financial asset will transfer out of Stage 2 when it no longer satisfies the relative thresholds set to identify significant increases in credit risk, which are based on changes in its lifetime PD, days past due and other qualitative considerations. The financial asset continues to be monitored for significant increases in credit risk and credit-impairment.

If a modification of terms results in derecognition of the original financial asset and recognition of the new financial asset, the new financial asset will generally be recorded in Stage 1, unless it is determined to be credit-impaired at the time of the renegotiation. For the purposes of assessing for significant increases in credit risk, the date of initial recognition for the new financial asset is the date of the modification.

Derivatives

When derivatives are embedded in other financial instruments or host contracts, such combinations are known as hybrid instruments. Some of the cash flows of a hybrid instrument vary in a way similar to a stand-alone derivative. If the host contract is a financial asset within the scope of IFRS 9 *Financial Instruments* (IFRS 9), the classification and measurement criteria are applied to the entire hybrid instrument as described in the Classification of financial assets section of Note 2. If the host contract is a financial liability or an asset that is not within the scope of IFRS 9, embedded derivatives are separately recognized if the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract, unless an election has been made to elect the fair value option, as described above. The host contract is accounted for in accordance with the relevant standards.

Derivatives are primarily used in trading activities. Derivatives are also used to manage our exposure to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate and foreign exchange swaps, options, futures and forward rate agreements, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value.

When derivatives are used in trading activities, the realized and unrealized gains and losses on these derivatives are recognized in Trading revenue in Non-interest income. Derivatives with positive fair values are reported as Derivative assets and derivatives with negative fair values are reported as Derivative liabilities. In accordance with our policy for offsetting financial assets and financial liabilities, the net fair value of certain derivative assets and liabilities are reported as an asset or liability, as appropriate. Valuation adjustments are included in the fair value of Derivative assets and Derivative liabilities. Premiums paid and premiums received are shown in Derivative assets and Derivative liabilities, respectively.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed in the Hedge accounting section below.

Derecognition of financial assets

Financial assets are derecognized from our Consolidated Balance Sheets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

Management judgment is applied in determining whether the contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive cash flows on the assets but assume an obligation to pay for those cash flows. We derecognize transferred financial assets if we transfer substantially all the risks and rewards of the ownership in the assets. When assessing whether we have transferred substantially all of the risk and rewards of the transferred assets, management considers the Bank's exposure before and after the transfer with the variability in the amount and timing of the net cash flows of the transferred assets. In transfers in which we retain the servicing rights, management has applied judgment in assessing the benefits of servicing against market expectations. When the benefits of servicing are greater than fair value, a servicing asset is recognized in Other assets in our Consolidated Balance Sheets. When the benefits of servicing are less than fair value, a servicing liability is recognized in Other liabilities in our Consolidated Balance Sheets.

Derecognition of financial liabilities

We derecognize a financial liability from our Consolidated Balance Sheets when our obligation specified in the contract expires, or is discharged or cancelled. We recognize the difference between the carrying amount of a financial liability transferred and the consideration paid in our Consolidated Statements of Income.

Interest

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income for all interest-bearing financial instruments. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Dividend income
Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

Transaction costs
Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. For other financial instruments, transaction costs are capitalized on initial recognition. For financial assets and financial liabilities measured at amortized cost and debt financial assets measured at FVOCI, capitalized transaction costs are amortized through net income over the estimated life of the instrument using the effective interest method.

Offsetting financial assets and financial liabilities
Financial assets and financial liabilities are offset on the Consolidated Balance Sheets when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements
We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. We monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We have the right to liquidate the collateral held in the event of counterparty default. Reverse repurchase agreements are treated as collateralized lending transactions. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, our Consolidated Balance Sheets, respectively, unless the risks and rewards of ownership are obtained or relinquished.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold, except when they are classified or designated as FVTPL and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements classified or designated as FVTPL are included in Trading revenue or Other in Non-interest income.

Hedge accounting
We have elected to continue to apply the hedge accounting principles under IAS 39 instead of those under IFRS 9.

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. We assess, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments are 'highly effective' in offsetting changes in the fair value or cash flows of the hedged items. A hedge is regarded as highly effective only if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and (ii) actual results of the hedge are within a pre-determined range. We perform effectiveness testing to demonstrate that the relationship has been and is expected to be effective over the remaining term of the hedge. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. Hedge accounting is discontinued when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument or hedged item is terminated or sold, or the forecast transaction is no longer deemed highly probable. Refer to Note 9 for the fair value of derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Until the hedging relationships impacted by the Interest rate benchmark reform (the Reform) fully transition to alternative benchmark rates (ABRs), our prospective effectiveness testing is based on existing hedged cash flows or hedged risks and any ineffectiveness arising from retrospective testing does not result in a discontinuation of the hedge. Additionally, effectiveness testing is applied separately to hedged items referencing ABRs and hedged items referencing interbank offered rates (IBORs), which include USD London Interbank Offered Rate (USD LIBOR) and Canadian Dollar Offered Rate (CDOR), in accordance with the Phase 2 amendments to IFRS 9 *Financial Instruments*, IAS 39 *Financial Instruments: Recognition and Measurement*, IFRS 7 *Financial Instruments: Disclosures*, IFRS 4 *Insurance contracts*, and IFRS 16 *Leases* (the Amendments). Subsequently, when these relationships fully transition to ABRs, and provided qualifying criteria are met, we will amend the related hedge documentation for the ABR risk, including consequential changes to the description of the hedging instrument(s), the hedged item(s), and the method for assessing hedge effectiveness, without discontinuing the existing hedging relationships.

Fair value hedges
In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the expected remaining life of the hedged items.

We predominantly use interest rate swaps to hedge our exposure to changes in a fixed interest rate instrument's fair value caused by changes in interest rates. Until the hedging relationships impacted by the Reform fully transition to ABRs, we apply hedge accounting to IBOR rates which may not be contractually specified when that rate is separately identifiable and reliably measurable at inception of the hedge relationship.

Cash flow hedges
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI and reclassified to profit or loss as the associated hedged forecast transaction occurs, while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the cumulative amounts previously recognized in OCI are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Unrealized gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early, or when the forecast transaction is no longer expected to occur.

We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable-rate asset or liability. Until the hedging relationships impacted by the Reform fully transition to ABRs, we treat the highly probable hedged IBORs based cash flows of groups of similar assets or liabilities with similar risk characteristics as unchanged as a result of the Reform. In addition, associated cash flow hedge reserves are not recycled into net income solely due to changes related to the transition from IBORs to ABRs. Subsequently, when some items in the group transition to ABRs before other items, the individual hedged items are allocated to subgroups based on the benchmark interest rate being hedged. We test hedge effectiveness based on the defined subgroups, in accordance with the Amendments, if eligibility requirements are met. If a subgroup fails the eligibility requirements, we would discontinue hedge accounting prospectively for the hedging relationship in its entirety.

Net investment hedges
In hedging our foreign currency exposure to a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts, or a portion thereof, previously recognized in Other components of equity are recognized in Net income on the disposal, or partial disposal, of the foreign operation.

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in foreign operations having a functional currency other than the Canadian dollar.

Guarantees
Financial guarantee contracts are contracts that contingently require us to make specified payments (in cash, other assets, our own shares or provision of services) to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. Financial guarantees are subsequently remeasured at the higher of (i) the amount of expected credit losses and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

If the financial guarantee contract meets the definition of a derivative, it is measured at fair value at each balance sheet date and reported under Derivatives on our Consolidated Balance Sheets.

Insurance and segregated funds
Premiums from long-duration contracts, primarily life, health and annuity insurance (life insurance), are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as FVOCI instruments and amortized cost instruments, except for investments supporting the policy benefit liabilities on life insurance contracts and a portion of property and casualty contracts. These are designated as FVTPL with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change.

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Reinsurance recoverables, which relate to paid benefits and unpaid claims, are included in Other assets.

Acquisition costs for new insurance contracts consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new contracts. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue an insurance contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying segregated fund assets are registered in our name but the segregated fund policyholders bear the risks and rewards of the funds' investment performance. Liabilities for these contracts are calculated based on contractual obligations using actuarial assumptions and are at least equivalent to the surrender or transfer value calculated by reference to the value of the relevant underlying funds or indices. Segregated funds' assets and liabilities are separately presented on our Consolidated Balance Sheets. As the segregated fund policyholders bear the risks and rewards of the funds' performance, investment income earned by the segregated funds and expenses incurred by the segregated funds are offset and are not separately presented in our Consolidated Statements of Income. Fee income we earn from segregated funds includes management fees, mortality, policy administration and surrender charges, and these fees are recorded in Non-interest income – Insurance premiums, investment and fee income. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities.

Liability adequacy tests are performed for all insurance contract portfolios at each balance sheet date to ensure the adequacy of insurance contract liabilities. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. When the test results indicate that there is a deficiency in liabilities, the deficiency is charged immediately to our Consolidated Statements of Income by writing down the deferred acquisition costs in Other assets and/or increasing Insurance claims and policy benefit liabilities.

Employee benefits – Pensions and other post-employment benefits

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year's service, net interest on the net defined benefit liability (asset), past service cost and gains or losses on settlement. Remeasurements of the net defined benefit obligation, which comprise actuarial gains and losses and return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in OCI in the period in which they occur. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Amounts recognized in OCI will not be reclassified subsequently to net income. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment and is charged immediately to income.

For each defined benefit pension plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in Other liabilities – Employee benefit liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Other assets – Employee benefit assets on our Consolidated Balance sheets.

The calculation of defined benefit expenses and obligations requires significant judgment as the recognition is dependent on discount rates and various actuarial assumptions such as healthcare cost trend rates, projected salary increases, retirement age and mortality and termination rates. Due to the long-term nature of these plans, such estimates and assumptions are subject to inherent risks and uncertainties. For our pension and other post-employment benefit plans, the discount rate is determined by reference to market yields on high quality corporate bonds. Since the discount rate is based on currently available yields, and involves management's assessment of market liquidity, it is only a proxy for future yields. Actuarial assumptions, set in accordance with current practices in the respective countries of our plans, may differ from actual experience as country specific statistics are only estimates of future employee behaviour. These assumptions are determined by management and are reviewed by actuaries at least annually. Changes to any of the above assumptions may affect the amounts of benefits obligations, expenses and remeasurements that we recognize.

Our contributions to defined contribution pension plans are expensed when employees have rendered services in exchange for such contributions. Defined contribution pension expense is included in Non-interest expense – Human resources.

Share-based compensation

We offer share-based compensation plans to certain key employees and to our non-employee directors.

To account for stock options granted to employees, compensation expense is recognized over the applicable vesting period with a corresponding increase in equity. Fair value is determined by using option valuation models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. When the options are exercised, the exercise price proceeds together with the amount initially recorded in equity are credited to common shares. Our other share-based compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The obligations for the Plans are accrued over their vesting periods. The Plans are settled in cash.

For cash-settled awards, our accrued obligations are adjusted to their fair value at each balance sheet date. For share-settled awards, our expected obligations recognized in equity are based on the fair value of our common shares at the date of grant. Changes in our obligations, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities for cash-settled awards and in Retained earnings for share-settled awards. Compensation expense is recognized in the year the awards are earned by plan participants based on the vesting schedule of the relevant plans, net of estimated forfeitures.

The compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

Income tax comprises current tax and deferred tax and is recognized in our Consolidated Statements of Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise, calculated using tax rates enacted or substantively enacted by the balance sheet date. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. A deferred income tax asset or liability is determined for each temporary difference, except for earnings related to our subsidiaries, branches, associates and interests in joint ventures where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal. Deferred tax assets and liabilities are determined based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Current tax assets and liabilities are offset when they are levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax reporting group (which intends to settle on a net basis), and when there is a legal right to offset. Deferred tax assets and liabilities are offset when the same conditions are satisfied. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, this causes the income tax provision to be different from what it would be if based on statutory rates.

Deferred income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets and Other liabilities. On a quarterly basis, we review our deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence.

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authorities. Significant judgment is required in the interpretation of the relevant tax laws and in assessing the probability of acceptance of our tax positions to determine our tax provision, which includes our best estimate of uncertain tax positions that are under audit or appeal by the relevant tax authorities. We perform a review on a quarterly basis to incorporate our best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of our tax positions by the relevant tax authorities.

The determination of our deferred tax asset or liability also requires significant management judgment as the recognition is dependent on our projection of future taxable profits and tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in our projection will result in changes in deferred tax assets or liabilities on our Consolidated Balance Sheets, and also deferred tax expense on our Consolidated Statements of Income.

The IASB issued amendments to IAS 12 *Income Taxes (IAS 12)* in May 2023 to address the *Pillar Two Model Rules* for *International Tax Reform*, including a global 15% minimum tax. The amendments introduce, with immediate effect, a temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the international tax reform.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the acquisition method. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Identifiable intangible assets are recognized separately from goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired on the date of acquisition.

Goodwill

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually as at August 1, or more frequently if there are objective indicators of impairment, by comparing the recoverable amount of a cash-generating unit (CGU) with its carrying amount. The recoverable amount of a CGU is the higher of its value in use (VIU) and its fair value less costs of disposal (FVLCD). VIU is the present value of the expected future cash flows from a CGU. FVLCD is the amount obtainable from the sale of a CGU in an orderly transaction between market participants, less disposal costs. The fair value of a CGU is estimated using valuation techniques such as a discounted cash flow method, adjusted to reflect the considerations of a prospective third-party buyer. External evidence such as binding sale agreements or recent transactions for similar businesses within the same industry is considered to the extent that it is available.

Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, in particular future cash flows, discount rates and terminal growth rates, due to the uncertainty in the timing and amount of cash flows and the forward-looking nature of these inputs. Future cash flows are based on financial plans agreed by management which are estimated based on forecast results, business initiatives, planned capital investments and returns to shareholders. Discount rates are based on the bank-wide cost of capital, adjusted for CGU-specific risks and currency exposure as reflected by differences in expected inflation. Bank-wide cost of capital is based on the Capital Asset Pricing Model, the Dividend Growth Model and peer analysis. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk and government regulation), currency risk and price risk (including product pricing risk and inflation). Terminal growth rates are based on the long-term steady state growth expectations in the countries within which the CGU operates. If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired, with any such impairment loss recognized in Non-interest expense.

The carrying amount of a CGU includes the carrying amount of assets, liabilities and goodwill allocated to the CGU. If the recoverable amount is less than the carrying value, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other non-financial assets of the CGU proportionately based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

Upon disposal of a portion of a CGU, the carrying amount of goodwill related to the portion of the CGU sold is included in the determination of gains or losses on disposal. The carrying amount is determined based on the relative fair value of the disposed portion to the total CGU.

Other intangibles

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. Intangible assets acquired through a business combination are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Research and development costs that are not eligible for capitalization are expensed. After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses, if any. Intangible assets with a finite-life are amortized on a straight-line basis over their estimated useful lives as follows: computer software – 3 to 10 years; and customer list and relationships – 10 to 20 years. We do not have any intangible assets with indefinite lives.

Intangible assets are assessed for indicators of impairment at each reporting period. If there is an indication that an intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss was recognized. If an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment.

Due to the subjective nature of these estimates, significant judgment is required in determining the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. Estimates of the recoverable amounts of our intangible assets rely on certain key inputs, including future cash flows and discount rates. Future cash flows are based on sales projections and allocated costs which are estimated based on forecast results and business initiatives. Discount rates are based on the bank-wide cost of capital, adjusted for asset-specific risks. Changes in these assumptions may impact the amount of impairment loss recognized in Non-interest expense.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in Non-interest income in the Consolidated Statements of Income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars at historical rates.

Assets and liabilities of our foreign operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the reporting period.

Unrealized gains or losses arising as a result of the translation of our foreign operations along with the effective portion of related hedges are reported in Other components of equity on an after-tax basis. Upon disposal or partial disposal of a foreign operation, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Premises and equipment

Premises and equipment includes land, buildings, leasehold improvements, computer equipment, furniture, fixtures and other equipment, and are stated at cost less accumulated depreciation, except for land which is not depreciated, and accumulated impairment losses. Cost comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and the initial estimate of any disposal costs. Depreciation is recorded principally on a straight–line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 5 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal. Depreciation methods, useful lives, and residual values are reassessed at each reporting period and adjusted as appropriate. Gains and losses on disposal are recorded in Non–interest income.

Premises and equipment are assessed for indicators of impairment at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the asset's carrying amount to its recoverable amount.

After the recognition of impairment, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the carrying amount of the asset is revised to the lower of the asset's recoverable amount and the carrying amount that would have been determined (net of depreciation) had there been no prior impairment loss. The depreciation charge in future periods is adjusted to reflect the revised carrying amount.

Right-of-use assets are also included in premises and equipment.

Leasing

At inception of a contract, we assess whether a contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to obtain substantially all of the economic benefits from, and direct the use of, an identified asset for a period of time in return for consideration.

When we are the lessee in a lease arrangement, we initially record a right-of-use asset and corresponding lease liability, except for short-term leases and leases of low-value assets. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are unspecialized, common, technologically unsophisticated, widely available and widely used non-infrastructure assets. For short-term leases and leases of low-value assets, we record the lease payments as an operating expense on a straight-line basis over the lease term.

Where we are reasonably certain to exercise extension and termination options, they are included in the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at our incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method, recorded in Interest expense.

The right-of-use asset is initially measured based on the initial amount of the lease liability, adjusted for lease payments made on or before the commencement date, initial direct costs incurred, and an estimate of costs to dismantle, remove, or restore the asset, less any lease incentives received. Costs related to dismantling and removing leasehold improvements are capitalized as part of the leasehold improvement asset (rather than the right-of-use asset of the lease) when the leasehold improvements are separately capitalized.

The right-of-use asset is depreciated to the earlier of the lease term and the useful life, unless ownership will transfer to RBC or we are reasonably certain to exercise a purchase option, in which case the useful life of the right-of-use asset is used. We apply IAS 36 *Impairment of assets* to determine whether a right-of-use asset is impaired and account for any identified impairment loss as described in the premises and equipment accounting policies above.

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

We are required to estimate the results of ongoing legal proceedings, and expenses to be incurred to dispose of capital assets. The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. It may not be possible to predict the resolution of these matters or the timing of their ultimate resolution. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized. Where appropriate, we apply judgment in limiting the extent of our provisions-related disclosures as not to prejudice our positions in matters of dispute.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, such as an insurer, a separate asset is recognized if it is virtually certain that reimbursement will be received.

Commissions and fees

Commissions and fees primarily relate to Investment management and custodial fees, Mutual fund revenue, Securities brokerage commissions, Services charges, Underwriting and other advisory fees, Card service revenue and Credit fees, and are recognized based on the applicable service contracts with clients.

Investment management and custodial fees and Mutual fund revenue are generally calculated as a percentage of daily or period-end net asset values (NAV) based on the terms of the contract with clients and are received monthly, quarterly, semiannually or annually, depending on the terms of the contract. Investment management and custodial fees are generally derived from assets under management (AUM) when our clients solicit the investment capabilities of an investment manager or from assets under administration (AUA) where the investment strategy is directed by the client or a designated third-party manager. Mutual fund revenue is generally derived from the daily NAV of the mutual funds. Investment management and custodial fees and Mutual fund revenue are recognized over time when the service is provided to the client, provided that it is highly probable that a significant reversal in the amount of revenue recognized will not occur.

Commissions earned on Securities brokerage services and Service charges that are related to the provision of specific transaction-type services are recognized when the service is fulfilled. Where services are provided over time, revenue is recognized as the services are provided.

Underwriting and other advisory fees primarily relate to underwriting of new issuances of debt or equity and various advisory services. Underwriting fees are generally expressed as a percentage of the funds raised through issuance and are recognized when the service has been completed. Advisory fees vary depending on the scope and type of engagement and can be fixed in nature or contingent on a future event. Advisory fees are recognized over the period in which the service is provided and are recognized only to the extent that it is highly probable that a significant reversal in the amount of revenue will not occur.

Card service revenue primarily includes interchange revenue and annual card fees. Interchange revenue is calculated as a fixed percentage of the transaction amount and recognized when the card transaction is settled. Annual card fees are fixed fees and are recognized over a 12 month period.

Credit fees are primarily earned for arranging syndicated loans and making credit available on undrawn facilities. The timing of the recognition of credit fees varies based on the nature of the services provided.

When service fees and other costs are incurred in relation to commissions and fees earned, we record these costs on a gross basis in either Non-interest expense – Other or Non-interest expense – Human resources based on our assessment of whether we have primary responsibility to fulfill the contract with the client and have discretion in establishing the price for the commissions and fees earned, which may require judgment.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and distributions on other equity instruments, any gains (losses) on redemption of preferred shares and other equity instruments net of related income taxes and the net income attributable to non-controlling interests.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. For contracts that may be settled in cash or in common shares at our option, diluted earnings per share is calculated based on the assumption that such contracts will be settled in shares. Income and expenses associated with these types of contracts are excluded from the Net income available to common shareholders, and the additional number of shares that would be issued is included in the diluted earnings per share calculation. For stock options whose exercise price is less than the average market price of our common shares, using the treasury stock method, they are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Share capital and other equity instruments

We classify a financial instrument that we issue as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Our common shares held by us are classified as treasury shares in equity and accounted for at weighted average cost. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recognized in Retained earnings. Financial instruments issued by us are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income. For compound instruments comprised of both liability and equity components, the liability component is initially measured at fair value with any residual amount assigned to the equity component.

Future changes in accounting policy and disclosure

IFRS 17 *Insurance Contracts* (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive insurance standard which provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts issued and reinsurance contracts held and will replace the existing IFRS 4 *Insurance Contracts* (IFRS 4). In June 2020, the IASB issued amendments to IFRS 17, including deferral of the effective date by two years. This new standard is effective for us on November 1, 2023 and is to be applied retrospectively with comparatives restated beginning November 1, 2022.

Under IFRS 17, insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Embedded derivatives, investment components and promises to provide non-insurance services, provided specific criteria are met, are separated from the measurement of insurance and reinsurance contracts. Insurance and reinsurance contracts are aggregated into portfolios that are subject to similar risks and are managed together, and then divided into groups based on the period of issuance and expected profitability. Groups are separately recognized and measured using one of three measurement models depending on the characteristics of the contracts:

- For insurance contracts with direct participating features, the contracts are measured using the variable fee approach (VFA).
- For insurance contracts and reinsurance contracts held with a short duration of one year or less, the premium allocation approach (PAA) is elected.
- The general measurement method (GMM) is applied to all remaining contracts.

Under the GMM and VFA, the liabilities for remaining coverage and incurred claims for groups of contracts are measured as the sum of the fulfilment cash flows and the contractual service margin (CSM), which are recalculated at the end of each reporting period. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial risk. For insurance contracts, the CSM represents the unearned profit for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. Under the PAA, the liability for remaining coverage for each group is measured as the premiums received less insurance revenue recognized for services provided, while the liability for incurred claims is measured as the fulfillment cash flows for incurred claims plus adjustment on any financing components. Losses from the recognition of onerous groups of insurance contracts, regardless of the measurement model applied, are recognized in the Consolidated Statements of Income immediately.

The following are key differences between IFRS 17 and IFRS 4:

- New business profits are deferred and measured as the CSM of the insurance contract liabilities and amortized into income as insurance contract services are provided, while losses are recognized into income immediately. Under IFRS 4, gains and losses are recognized in income immediately. On July 18, 2023, OSFI released regulatory guidance to allow the inclusion of the CSM in calculating CET1 capital and related ratios, therefore, there will be no impact on the capital metrics from such reduction in retained earnings resulting from the CSM.
- Discount rates used in calculating the present value of insurance contract liabilities are based on the characteristics of the insurance contracts unlike IFRS 4 which is based on the assets supporting the liabilities.
- Presentation and disclosure changes are expected due to the new requirements.

While IFRS 17 impacts the timing of profit recognition of insurance contracts, it will have no impact on total profit recognized over the lifetime of these contracts.

Impact of IFRS 17 transition excluding the impact of reclassifications of financial assets

Upon the adoption of IFRS 17, we will apply IFRS 17 retrospectively by adjusting our Consolidated Balance Sheets as at November 1, 2022 and restating comparative information. The full retrospective approach will be applied for all insurance and reinsurance contracts unless it is impracticable to do so. The full retrospective approach is applied to all contracts measured using the PAA and all new contracts issued on and after November 1, 2022 measured using the GMM and VFA as if IFRS 17 had always been applied. Due to data availability and the inability to use hindsight, the fair value approach is applied to contracts issued before November 1, 2022 that are measured under the GMM and VFA. Under the fair value approach, the CSM of the liability for remaining coverage is calculated as the difference between the fair value of a group of contracts and the fulfillment cash flows measured at the date of transition.

Based on current estimates, the adoption of IFRS 17 is expected to result in a reduction in retained earnings of approximately $2.4 billion, net of taxes, as at November 1, 2022. This is attributable to the establishment of the CSM and other remeasurement changes to insurance and reinsurance contracts and related tax effects. The estimated CSM of all insurance contracts net of reinsurance contracts held as at November 1, 2022 was approximately $1.8 billion. These estimates are subject to change as we finalize the quantitative impacts of the adoption in the first quarter of 2024.

Impact of reclassifications of financial assets

As permitted by IFRS 17, we will change the classification and measurement of certain eligible financial assets held in respect of an activity that relates to insurance contracts upon the adoption of IFRS 17. We will apply these changes retrospectively by adjusting our Consolidated Balance Sheets as at November 1, 2023 with no restatement of comparative information. We expect to reclassify financial assets between fair value classification categories, which is not expected to have a net impact to total equity nor the carrying amounts of those assets. This is subject to change as we finalize the quantitative impacts of these changes and the quantitative impacts of adopting IFRS 17 in the first quarter of 2024.

Updates related to interest rate benchmark reform

Progress in and risks arising from the transition to ABRs

To manage our transition to ABRs, we have implemented a comprehensive enterprise-wide program and governance structure that addresses the key areas of impact including contract remediation, funding and liquidity planning, risk management, financial reporting and valuation, systems, processes and client education and communication. Transition activities are focused on two broad streams of work: (i) developing new ABR linked products, and (ii) conversion of existing CDOR based contracts to ABRs. Our program timelines are ultimately dependent on broader market acceptance of products that reference the new ABRs and our clients' readiness and ability to adopt the replacement products. Significant matters that we continue to evaluate include client product offerings, short and long-term funding strategies, and our hedging programs. We continue to work towards the recommended target date for the cessation of CDOR based products provided by our regulators and are on track with our transition activities to move to ABRs.

The following tables show the Bank's significant exposures to financial instruments referencing benchmark interest rates subject to the Reform that have yet to transition to ABRs. As at October 31, 2023, this represents our financial instruments referencing CDOR and maturing after June 28, 2024. In the normal course of business, our derivative notional amounts may fluctuate with minimal impact to our IBOR conversion plans.

	As at					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars)	**Non-derivative financial assets** (1)	**Non-derivative financial liabilities** (2)	**Derivative notional**	Non-derivative financial assets (1)	Non-derivative financial liabilities (2)	Derivative notional (3)
CDOR (4)	**$ 29,496**	**$ 24,735**	**$ 2,154,345**	$ 18,493	$ 18,572	$ 2,226,700

(1) Non-derivative assets represent the drawn outstanding balance of Loans and Customers' liability under acceptances and the fair value of Securities.
(2) Non-derivative liabilities represent Subordinated debentures, Deposits and Acceptances.
(3) Amounts have been updated from those previously presented to reflect the cessation of USD LIBOR.
(4) Includes our exposure to financial instruments referencing interest rates substantially similar to CDOR.

The following table presents the undrawn balances of loan commitments referencing benchmark interest rates subject to the Reform.

	As at	
(Millions of Canadian dollars)	**October 31, 2023**	October 31, 2022
Authorized and committed undrawn commitments		
CDOR (1), (2)	**$ 40,010**	$ 26,913

(1) Includes our exposure to financial instruments referencing interest rates substantially similar to CDOR.
(2) Undrawn commitments exclude amounts related to drawn outstanding balances, which in certain cases may exclude extension options.

As part of the interest rate benchmark reform, the publication of all remaining USD LIBOR settings ceased on June 30, 2023 and consistent with our transition plan, our exposure to non-derivative financial assets, non-derivative financial liabilities, derivative notional and undrawn balances of loan commitments referencing USD LIBOR interest rates is no longer material to our financial statements (October 31, 2022 – $57.5 billion, $1.5 billion, $5,772.4 billion and $59.3 billion, respectively). We continue to manage significant exposures to benchmarks that have no announced plans for cessation or further reform, including the EURO Interbank Offered Rate (EURIBOR) and Australian Bank Bill Swap Rate (BBSW), which are excluded from the tables above.

Note 3 Fair value of financial instruments

Carrying value and fair value of financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Embedded derivatives are presented on a combined basis with the host contracts. For measurement purposes, they are carried at fair value when conditions requiring separation are met.

	As at October 31, 2023							
	Carrying value and fair value				Carrying value	Fair value		
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets								
Interest-bearing deposits with banks	$ –	$ 60,856	$ –	$ –	$ 10,230	$ 10,230	$ 71,086	$ 71,086
Securities								
Trading	180,651	9,500	–	–	–	–	190,151	190,151
Investment, net of applicable allowance	–	–	127,624	842	91,113	83,667	219,579	212,133
	180,651	9,500	127,624	842	91,113	83,667	409,730	402,284
Assets purchased under reverse repurchase agreements and securities borrowed	285,869	–	–	–	54,322	54,322	340,191	340,191
Loans, net of applicable allowance								
Retail	114	362	280	–	566,376	542,480	567,132	543,236
Wholesale	5,629	3,619	597	–	275,796	268,843	285,641	278,688
	5,743	3,981	877	–	842,172	811,323	852,773	821,924
Other								
Derivatives	142,450	–	–	–	–	–	142,450	142,450
Other assets (1)	4,819	5	–	–	68,537	68,537	73,361	73,361
Financial liabilities								
Deposits								
Personal	$ 109	$ 26,702			$ 415,135	$ 412,886	$ 441,946	$ 439,697
Business and government (2)	174	137,454			607,447	605,260	745,075	742,888
Bank (3)	–	11,462			33,204	33,160	44,666	44,622
	283	175,618			1,055,786	1,051,306	1,231,687	1,227,207
Other								
Obligations related to securities sold short	33,651	–			–	–	33,651	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	–	298,679			36,559	36,559	335,238	335,238
Derivatives	142,629	–			–	–	142,629	142,629
Other liabilities (4)	(937)	11			92,500	92,402	91,574	91,476
Subordinated debentures	–	–			11,386	11,213	11,386	11,213

(Millions of Canadian dollars)	As at October 31, 2022 Carrying value and fair value: Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Carrying value: Financial instruments measured at amortized cost	Fair value: Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets								
Interest-bearing deposits with banks	$ –	$ 84,468	$ –	$ –	$ 23,543	$ 23,543	$ 108,011	$ 108,011
Securities								
Trading	138,507	9,698	–	–	–	–	148,205	148,205
Investment, net of applicable allowance	–	–	92,063	828	77,127	70,073	170,018	162,964
	138,507	9,698	92,063	828	77,127	70,073	318,223	311,169
Assets purchased under reverse repurchase agreements and securities borrowed	264,665	–	–	–	53,180	53,180	317,845	317,845
Loans, net of applicable allowance								
Retail	73	375	218	–	546,767	521,428	547,433	522,094
Wholesale	6,914	3,222	563	–	261,833	253,816	272,532	264,515
	6,987	3,597	781	–	808,600	775,244	819,965	786,609
Other								
Derivatives	154,439	–	–	–	–	–	154,439	154,439
Other assets (1)	3,377	–	–	–	73,084	73,084	76,461	76,461
Financial liabilities								
Deposits								
Personal	$ 298	$ 21,959			$ 382,675	$ 380,396	$ 404,932	$ 402,653
Business and government (2)	447	152,119			607,304	605,102	759,870	757,668
Bank (3)	–	7,196			36,816	36,758	44,012	43,954
	745	181,274			1,026,795	1,022,256	1,208,814	1,204,275
Other								
Obligations related to securities sold short	35,511	–			–	–	35,511	35,511
Obligations related to assets sold under repurchase agreements and securities loaned	–	248,835			25,112	25,112	273,947	273,947
Derivatives	153,491	–			–	–	153,491	153,491
Other liabilities (4)	(360)	69			90,348	90,160	90,057	89,869
Subordinated debentures	–	–			10,025	9,668	10,025	9,668

(1) Includes Customers' liability under acceptances and financial instruments recognized in Other assets.
(2) Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3) Bank deposits refer to deposits from regulated banks and central banks.
(4) Includes Acceptances and financial instruments recognized in Other liabilities.

Financial assets designated as fair value through profit or loss

For our financial assets designated as FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves. For the year ended October 31, 2023, the change in fair value during the period attributable to changes in credit risk for positions still held was a gain of $360 million and the cumulative change in fair value attributable to changes in credit risk for positions still held was a loss of $102 million. For the year ended October 31, 2022, the change in fair value during the period attributable to changes in credit risk for positions still held was a loss of $662 million and the cumulative change in fair value attributable to changes in credit risk for positions still held was a loss of $490 million. As at October 31, 2023, the extent to which credit derivatives or similar instruments mitigate the maximum exposure to credit risk was $692 million (October 31, 2022 – $589 million).

Financial liabilities designated as fair value through profit or loss

For our financial liabilities designated as FVTPL, we take into account changes in our own credit spread and the expected duration of the instrument to measure the change in fair value attributable to changes in credit risk.

(Millions of Canadian dollars)	As at or for the year ended October 31, 2023 (1): Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held: During the period	Cumulative (2)
Term deposits					
Personal	$ 27,131	$ 26,702	$ (429)	$ 112	$ (57)
Business and government (3)	147,844	137,454	(10,390)	683	(1,030)
Bank (4)	11,485	11,462	(23)	–	–
	186,460	175,618	(10,842)	795	(1,087)
Obligations related to assets sold under repurchase agreements and securities loaned	298,734	298,679	(55)	3	4
Other liabilities	11	11	–	–	–
	$ 485,205	$ 474,308	$ (10,897)	$ 798	$ (1,083)

(Millions of Canadian dollars)	As at or for the year ended October 31, 2022 (1) Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held: During the period	Cumulative (2)
Term deposits					
Personal	$ 22,328	$ 21,959	$ (369)	$ (238)	$ (166)
Business and government (3)	160,775	152,119	(8,656)	(2,135)	(1,718)
Bank (4)	7,208	7,196	(12)	–	–
	190,311	181,274	(9,037)	(2,373)	(1,884)
Obligations related to assets sold under repurchase agreements and securities loaned	248,963	248,835	(128)	1	1
Other liabilities	69	69	–	–	–
	$ 439,343	$ 430,178	$ (9,165)	$ (2,372)	$ (1,883)

(1) $29 million in changes in fair value attributable to changes in credit risk were recognized in income for the year ended October 31, 2023, and $17 million in cumulative changes in credit risk were included in income for positions still held life-to-date (October 31, 2022 – $97 million and $97 million respectively).
(2) The cumulative change is measured from the initial designation of the liabilities as FVTPL. For the year ended October 31, 2023, $2 million of fair value gains previously included in OCI relate to financial liabilities derecognized during the year (October 31, 2022 – $3 million of fair value gains).
(3) Business and government term deposits include amounts from regulated deposit-taking institutions other than regulated banks.
(4) Bank term deposits refer to amounts from regulated banks and central banks.

Net gains (losses) from financial instruments classified and designated as fair value through profit or loss

Financial instruments classified as FVTPL, which includes mainly trading securities, derivatives, trading liabilities, and financial assets and liabilities designated as FVTPL are measured at fair value with realized and unrealized gains and losses recognized in Non-interest income.

(Millions of Canadian dollars)	For the year ended October 31 2023	October 31 2022
Net gains (losses) (1)		
Classified as fair value through profit or loss (2)	$ **1,998**	$ (7,382)
Designated as fair value through profit or loss (3)	**1,499**	8,543
	$ **3,497**	$ 1,161
By product line (1)		
Interest rate and credit (4)	$ **3,515**	$ 1,251
Equities	**(510)**	(843)
Foreign exchange and commodities	**492**	753
	$ **3,497**	$ 1,161

(1) Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Net losses from financial instruments designated as FVTPL of $371 million (October 31, 2022 – losses of $2,805 million).
(2) Excludes derivatives designated in a hedging relationship. Refer to Note 9 for net gains (losses) on these derivatives.
(3) For the year ended October 31, 2023, $1,524 million of net fair value gains on financial liabilities designated as FVTPL, other than those attributable to changes in our own credit risk, were included in Non-interest income (October 31, 2022 – gains of $8,536 million).
(4) Includes gains (losses) recognized on cross currency interest rate swaps.

Net interest income from financial instruments

Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

(Millions of Canadian dollars)	For the year ended October 31 2023	October 31 2022
Interest and dividend income (1), (2)		
Financial instruments measured at fair value through profit or loss	$ **31,464**	$ 10,999
Financial instruments measured at fair value through other comprehensive income	**5,127**	1,177
Financial instruments measured at amortized cost	**50,400**	28,595
	86,991	40,771
Interest expense (1)		
Financial instruments measured at fair value through profit or loss	$ **28,446**	$ 8,336
Financial instruments measured at amortized cost	**33,416**	9,718
	61,862	18,054
Net interest income	$ **25,129**	$ 22,717

(1) Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Interest income of $451 million (October 31, 2022 – $601 million), and Interest expense of $35 million (October 31, 2022 – $6 million).
(2) Includes dividend income for the year ended October 31, 2023 of $3,215 million (October 31, 2022 – $2,954 million), which is presented in Interest and dividend income in the Consolidated Statements of Income.

Fee income arising from financial instruments

For the year ended October 31, 2023, we earned $6,112 million in fees from banking services (October 31, 2022 – $6,118 million). For the year ended October 31, 2023, we also earned $15,319 million in fees from investment management, trust, custodial, underwriting, brokerage and other similar fiduciary services to retail and institutional clients (October 31, 2022 – $14,932 million). These fees are included in Non-interest income.

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at									
	October 31, 2023					October 31, 2022				
	Fair value measurements using					Fair value measurements using				
(Millions of Canadian dollars)	Level 1	Level 2	Level 3	Netting adjustments	Fair value	Level 1	Level 2	Level 3	Netting adjustments	Fair value
Financial assets										
Interest-bearing deposits with banks	$ –	$ 60,856	$ –	$	$ 60,856	$ –	$ 84,468	$ –	$	$ 84,468
Securities										
Trading										
Debt issued or guaranteed by:										
Canadian government (1)										
Federal	26,675	2,581	–		29,256	15,024	3,779	–		18,803
Provincial and municipal	–	16,389	–		16,389	–	13,257	–		13,257
U.S. federal, state, municipal and agencies (1), (2)	2,249	50,439	–		52,688	1,254	35,570	4		36,828
Other OECD government (3)	2,055	2,577	–		4,632	1,325	3,452	–		4,777
Mortgage-backed securities (1)	–	2	–		2	–	2	–		2
Asset-backed securities										
Non-CDO securities (4)	–	1,245	–		1,245	–	1,308	2		1,310
Corporate debt and other debt	–	22,615	–		22,615	–	21,162	7		21,169
Equities	58,826	2,232	2,266		63,324	46,592	3,593	1,874		52,059
	89,805	98,080	2,266		190,151	64,195	82,123	1,887		148,205
Investment										
Debt issued or guaranteed by:										
Canadian government (1)										
Federal	2,731	3,528	–		6,259	1,226	2,555	–		3,781
Provincial and municipal	–	2,748	–		2,748	–	2,124	–		2,124
U.S. federal, state, municipal and agencies (1)	275	73,020	–		73,295	440	43,918	–		44,358
Other OECD government	–	6,192	–		6,192	–	5,144	–		5,144
Mortgage-backed securities (1)	–	2,672	29		2,701	–	2,860	28		2,888
Asset-backed securities										
CDO	–	8,265	–		8,265	–	7,524	–		7,524
Non-CDO securities	–	441	–		441	–	524	–		524
Corporate debt and other debt	–	27,574	149		27,723	–	25,569	151		25,720
Equities	38	338	466		842	36	395	397		828
	3,044	124,778	644		128,466	1,702	90,613	576		92,891
Assets purchased under reverse repurchase agreements and securities borrowed	–	285,869	–		285,869	–	264,665	–		264,665
Loans	–	8,742	1,859		10,601	–	9,673	1,692		11,365
Other										
Derivatives										
Interest rate contracts	–	39,243	290		39,533	–	39,804	263		40,067
Foreign exchange contracts	–	89,644	4		89,648	–	99,424	13		99,437
Credit derivatives	–	224	–		224	–	388	–		388
Other contracts	2,352	13,927	111		16,390	3,939	14,786	62		18,787
Valuation adjustments	–	(1,805)	4		(1,801)	–	(2,100)	45		(2,055)
Total gross derivatives	2,352	141,233	409		143,994	3,939	152,302	383		156,624
Netting adjustments				(1,544)	(1,544)				(2,185)	(2,185)
Total derivatives					142,450					154,439
Other assets	1,392	3,421	11		4,824	1,221	2,141	15		3,377
	$96,593	$722,979	$ 5,189	$ (1,544)	$ 823,217	$71,057	$685,985	$ 4,553	$ (2,185)	$ 759,410
Financial liabilities										
Deposits										
Personal	$ –	$ 26,428	$ 383	$	$ 26,811	$ –	$ 22,016	$ 241	$	$ 22,257
Business and government	–	137,628	–		137,628	–	152,566	–		152,566
Bank	–	11,462	–		11,462	–	7,196	–		7,196
Other										
Obligations related to securities sold short	14,391	19,260	–		33,651	16,383	19,128	–		35,511
Obligations related to assets sold under repurchase agreements and securities loaned	–	298,679	–		298,679	–	248,835	–		248,835
Derivatives										
Interest rate contracts	–	41,249	952		42,201	–	39,592	1,122		40,714
Foreign exchange contracts	–	81,750	53		81,803	–	94,310	145		94,455
Credit derivatives	–	176	–		176	–	125	–		125
Other contracts	3,119	17,306	549		20,974	3,847	16,663	847		21,357
Valuation adjustments	–	(982)	1		(981)	–	(967)	(8)		(975)
Total gross derivatives	3,119	139,499	1,555		144,173	3,847	149,723	2,106		155,676
Netting adjustments				(1,544)	(1,544)				(2,185)	(2,185)
Total derivatives					142,629					153,491
Other liabilities	370	(1,296)	–		(926)	341	(632)	–		(291)
	$17,880	$631,660	$ 1,938	$ (1,544)	$ 649,934	$20,571	$598,832	$ 2,347	$ (2,185)	$ 619,565

(1) As at October 31, 2023, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $14,345 million and $nil (October 31, 2022 – $12,273 million and $nil), respectively, and in all fair value levels of Investment securities were $24,365 million and $2,618 million (October 31, 2022 – $23,362 million and $2,755 million), respectively.
(2) United States (U.S.).
(3) Organisation for Economic Co-operation and Development (OECD).
(4) Collateralized debt obligations (CDO).

Fair values of our significant assets and liabilities measured on a recurring basis are determined and classified in the fair value hierarchy table using the following valuation techniques and inputs.

Interest-bearing deposits with banks
The majority of our Interest-bearing deposits with banks are designated as FVTPL. These FVTPL deposits are composed of short-dated deposits placed with banks, and are included in Interest-bearing deposits with banks in the fair value hierarchy table. The fair values of these instruments are determined using the discounted cash flow method. The inputs to the valuation models include interest rate swap curves and credit spreads, where applicable. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Government bonds (Canadian, U.S. and other OECD governments)
Government bonds are included in Canadian government debt, U.S. federal, state, municipal and agencies debt, Other OECD government debt and Obligations related to securities sold short in the fair value hierarchy table. The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the hierarchy. The fair values of securities that are not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate and U.S. municipal bonds
The fair values of corporate and U.S. municipal bonds, which are included in Corporate debt and other debt, U.S. federal, state, municipal and agencies debt and Obligations related to securities sold short in the fair value hierarchy table, are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, the discounted cash flow method using rate inputs such as benchmark yields (CDOR, Secured Overnight Financing Rate (SOFR) and other similar reference rates) and risk spreads of comparable securities. Securities with observable prices or rate inputs are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Asset-backed securities and Mortgage-backed securities
Asset-backed securities (ABS) and MBS are included in Asset-backed securities, Mortgage-backed securities, Canadian government debt, U.S. federal, state, municipal and agencies debt, and Obligations related to securities sold short in the fair value hierarchy table. Inputs for valuation of ABS and MBS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of the identical securities are not readily available, we use industry standard models with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. Where security prices and inputs are observable, ABS and MBS are classified as Level 2 in the hierarchy. Otherwise, they are classified as Level 3 in the hierarchy.

Equities
Equities consist of listed and unlisted common shares, private equities, mutual funds and hedge funds with certain redemption restrictions and are included in equities and obligations for securities sold short. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow method with forecasted cash flows and discount rate as inputs. Private equities are classified as Level 3 in the hierarchy as their inputs are not observable. Hedge funds are valued using Net Asset Values (NAV). If we can redeem a hedge fund at NAV prior to the next quarter end, the fund is classified as Level 2 in the hierarchy. Otherwise, it is classified as Level 3 in the hierarchy.

Loans
Loans include base metal loans, corporate loans, banker acceptances and asset-backed financing loans. Fair values are determined based on market prices, if available, or discounted cash flow method using the following inputs: market interest rates, base metal commodity prices, market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit derivative prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and day count convention. Loans with market prices or observable inputs are classified as Level 2 in the hierarchy and loans with unobservable inputs that have significant impacts on the fair values are classified as Level 3 in the hierarchy.

Derivatives
The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are typically classified as Level 1 in the hierarchy. OTC derivatives primarily consist of interest rate contracts, foreign exchange contracts, commodity derivatives, equity derivatives and credit derivatives. The exchange-traded or OTC interest rate, foreign exchange and commodity and equity derivatives are included in Interest rate contracts, Foreign exchange contracts and Other contracts, respectively, in the fair value hierarchy table. The fair values of OTC derivatives are determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, CVA, FVA, OIS, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction. A derivative instrument is classified as Level 2 in the hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. Otherwise, it is classified as Level 3 in the hierarchy.

Securities borrowed or purchased under resale agreements and securities loaned or sold under repurchase agreements
In the fair value hierarchy table, these instruments are included in Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned. The fair values of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Deposits
A majority of our deposits are measured at amortized cost but certain deposits are designated as FVTPL. These FVTPL deposits include deposits taken from clients, issuances of certificates of deposits and promissory notes, and interest rate and equity linked notes. The fair values of these instruments are determined using the discounted cash flow method and derivative option valuation models. The inputs to the valuation models include benchmark yield curves, credit spreads, interest rates, equity and interest rate volatility, dividends and correlation, where applicable. They are classified as Level 2 or 3 instruments in the hierarchy, depending on the significance of the unobservable credit spreads, volatility, dividend and correlation rates.

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)
The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at October 31, 2023 (Millions of Canadian dollars, except for prices, percentages and ratios)

		Fair value				Range of input values (1), (2)		
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives				Price-based	Prices	$ 9.88	$ 107.13	$ 87.66
	Corporate debt and other debt	$ –		Discounted cash flows	Credit spread	1.89%	9.96%	5.93%
	Loans	1,859			Credit enhancement	11.70%	15.60%	13.00%
	Derivative related liabilities		$ 2					
Government debt and municipal bonds	Corporate debt and other debt	149		Discounted cash flows	Yields	7.73%	10.38%	8.60%
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.16X	14.90X	6.93X
	Equities	2,732		Price-based	P/E multiples	6.60X	22.60X	8.60X
	Derivative related liabilities		–	Discounted cash flows	EV/Rev multiples	1.00X	5.00X	3.00X
					Liquidity discounts (4)	10.00%	40.00%	16.91%
					Discount rate	8.50%	13.30%	10.70%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)				Discounted cash flows	Interest rates	2.39%	5.18%	High
	Derivative related assets	293		Option pricing model	CPI swap rates	1.84%	2.35%	Even
	Derivative related liabilities		995		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (6), (7)				Discounted cash flows	Dividend yields	0.14%	10.71%	Lower
	Derivative related assets	111		Option pricing model	Equity (EQ)-EQ correlations	32.50%	96.49%	Middle
	Deposits		383		EQ-FX correlations	(83.15)%	38.44%	Middle
	Derivative related liabilities		485		EQ volatilities	6.70%	110.72%	Lower
Other (8)								
	Asset-backed securities	–						
	Derivative related assets	5						
	Other assets	11						
	Mortgage-backed securities	29						
	U.S. state, municipal and agencies debt	–						
	Derivative related liabilities		73					
Total		$ 5,189	$ 1,938					

As at October 31, 2022 (Millions of Canadian dollars, except for prices, percentages and ratios)								
		Fair value				Range of input values (1), (2)		
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives				Price-based	Prices	$ 1.00	$ 111.90	$ 85.64
	Corporate debt and other debt	$ 7		Discounted cash flows	Credit spread	1.67%	10.73%	6.20%
	Loans	1,692			Credit enhancement	11.70%	15.60%	13.00%
	Derivative related liabilities		$ 130					
Government debt and municipal bonds	Corporate debt and other debt	151		Discounted cash flows	Yields	7.85%	10.72%	8.92%
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.97X	14.31X	8.59X
	Equities	2,271		Price-based	P/E multiples	8.47X	24.04X	12.46X
	Derivative related liabilities		2	Discounted cash flows	EV/Rev multiples	0.35X	5.77X	3.88X
					Liquidity discounts (4)	10.00%	40.00%	17.35%
					Discount rate	10.80%	10.80%	10.80%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)				Discounted cash flows	Interest rates	1.88%	4.49%	High
	Derivative related assets	270		Option pricing model	CPI swap rates	1.98%	2.59%	Even
	Derivative related liabilities		1,216		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (6), (7)				Discounted cash flows	Dividend yields	(0.63)%	8.28%	Lower
	Derivative related assets	62		Option pricing model	Equity (EQ)-EQ correlations	33.00%	94.90%	Middle
	Deposits		241		EQ-FX correlations	(83.15)%	38.44%	Middle
	Derivative related liabilities		655		EQ volatilities	7.00%	129.00%	Upper
Other (8)								
	Asset-backed securities	2						
	Derivative related assets	51						
	Other assets	15						
	Mortgage-backed securities	28						
	U.S. state, municipal and agencies debt	4						
	Derivative related liabilities		103					
Total		$ 4,553	$ 2,347					

(1) The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.

(2) Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.

(3) The significant unobservable inputs include the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); (v) Consumer Price Index (CPI); (vi) Interest Rate (IR); (vii) Foreign Exchange (FX); and (viii) Equity (EQ).

(4) Fair value of securities with liquidity discount inputs totalled $483 million (October 31, 2022 – $373 million).

(5) NAV of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.

(6) The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and inputs being unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.

(7) The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.

(8) Other primarily includes certain insignificant instruments such as auction rate securities, commodity derivatives, foreign exchange derivatives, contingent considerations, bank-owned life insurance and retractable shares.

n.a. not applicable

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument's yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument's yield and a benchmark instrument's yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to determine the present value of future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread/discount margin for an instrument forms part of the yield used in a discounted cash flow method.

Funding spread

Funding spreads are credit spreads specific to funding or deposit rates. A decrease in funding spreads, on its own, will increase the fair value of our liabilities, and vice versa.

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decrease in the default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates
A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates
A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the recovered amount divided by the loan balance due, expressed as a percentage. The inverse concept of recovery is loss severity. Loss severity rate is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the loss amount divided by the loan balance due, expressed as a percentage. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Volatility rates
Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option's fair value depending on the option's terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying's market price, the strike price and maturity.

Dividend yields
A dividend yield is the underlying equity's expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option's value, depending on the option's terms.

Correlation rates
Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument's payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange). Changes in correlation will either increase or decrease a financial instrument's fair value depending on the terms of the instrument.

Interest rates
An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates
A CPI swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts
Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

Credit Enhancement
Credit enhancement is an input to the valuation of securitized transactions and is the amount of loan loss protection for a senior tranche. Credit enhancement is expressed as a percentage of the transaction sizes. An increase in credit enhancement will cause the credit spread to decrease and the tranche fair value to increase, and vice versa.

Interrelationships between unobservable inputs
Unobservable inputs, including the above discount margin, default rate, prepayment rate, and recovery and loss severity rates, may not be independent of each other. For example, the discount margin can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the year ended October 31, 2023								
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets									
Securities									
Trading									
Debt issued or guaranteed by:									
U.S. state, municipal and agencies	$ 4	$ –	$ –	$ –	$ (4)	$ –	$ –	$ –	$ –
Asset-backed securities									
Non-CDO securities	2	–	–	–	(2)	–	–	–	–
Corporate debt and other debt	7	–	–	2	(16)	17	(10)	–	–
Equities	1,874	(196)	21	586	(67)	48	–	2,266	(154)
	1,887	(196)	21	588	(89)	65	(10)	2,266	(154)
Investment									
Mortgage-backed securities	28	–	–	1	–	–	–	29	n.a.
Corporate debt and other debt	151	–	9	–	(11)	–	–	149	n.a.
Equities	397	–	70	1	(2)	–	–	466	n.a.
	576	–	79	2	(13)	–	–	644	n.a.
Loans	1,692	(95)	33	1,443	(868)	30	(376)	1,859	(44)
Other									
Net derivative balances (3)									
Interest rate contracts	(859)	(63)	5	(48)	235	42	26	(662)	(43)
Foreign exchange contracts	(132)	10	10	(14)	44	–	33	(49)	8
Other contracts	(785)	83	4	(143)	78	(159)	484	(438)	152
Valuation adjustments	53	–	–	–	(50)	–	–	3	–
Other assets	15	–	1	–	(5)	–	–	11	–
	$ 2,447	$ (261)	$ 153	$ 1,828	$ (668)	$ (22)	$ 157	$ 3,634	$ (81)
Liabilities									
Deposits	$ (241)	$ 5	$ –	$ (260)	$ 23	$ (134)	$ 224	$ (383)	$ 24
Other									
Other liabilities	–	–	–	–	–	–	–	–	–
	$ (241)	$ 5	$ –	$ (260)	$ 23	$ (134)	$ 224	$ (383)	$ 24

	For the year ended October 31, 2022								
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets									
Securities									
Trading									
Debt issued or guaranteed by:									
U.S. state, municipal and agencies	$ 25	$ –	$ 2	$ –	$ (23)	$ –	$ –	$ 4	$ –
Asset-backed securities									
Non-CDO securities	2	–	–	–	–	–	–	2	–
Corporate debt and other debt	25	(3)	–	–	(6)	9	(18)	7	–
Equities	1,530	14	100	314	(82)	1	(3)	1,874	43
	1,582	11	102	314	(111)	10	(21)	1,887	43
Investment									
Mortgage-backed securities	20	–	8	–	–	–	–	28	n.a.
Corporate debt and other debt	152	–	2	–	–	–	(3)	151	n.a.
Equities	334	–	51	11	(1)	37	(35)	397	n.a.
	506	–	61	11	(1)	37	(38)	576	n.a.
Loans	1,077	(25)	(37)	407	(466)	802	(66)	1,692	(78)
Other									
Net derivative balances (3)									
Interest rate contracts	(635)	(187)	(5)	17	64	(13)	(100)	(859)	(16)
Foreign exchange contracts	47	(103)	(2)	(22)	3	5	(60)	(132)	(90)
Other contracts	(393)	165	(34)	(245)	70	(406)	58	(785)	271
Valuation adjustments	20	–	–	25	(11)	19	–	53	–
Other assets	–	–	1	15	(1)	–	–	15	–
	$ 2,204	$ (139)	$ 86	$ 522	$ (453)	$ 454	$ (227)	$ 2,447	$ 130
Liabilities									
Deposits	$ (151)	$ 2	$ (3)	$ (120)	$ 26	$ (143)	$ 148	$ (241)	$ 19
Other									
Other liabilities	(7)	(1)	–	–	8	–	–	–	–
	$ (158)	$ 1	$ (3)	$ (120)	$ 34	$ (143)	$ 148	$ (241)	$ 19

(1) These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $65 million for the year ended October 31, 2023 (October 31, 2022 – gains of $50 million) excluding the translation gains or losses arising on consolidation.

(2) Other includes amortization of premiums or discounts recognized in net income.

(3) Net derivatives as at October 31, 2023 included derivative assets of $409 million (October 31, 2022 – $383 million) and derivative liabilities of $1,555 million (October 31, 2022 – $2,106 million).

n.a. not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).

During the year ended October 31, 2023, significant transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $763 million, Investment U.S. federal, state, municipal and agencies debt of $435 million and Obligations related to securities sold short of $151 million. During the year ended October 31, 2022, there were no significant transfers out of Level 1 to Level 2.

During the year ended October 31, 2023 and October 31, 2022, there were no significant transfers out of Level 2 to Level 1.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input's significance to a financial instrument's fair value.

During the year ended October 31, 2023, significant transfers out of Level 2 to Level 3 included Other contracts and Deposits due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the year ended October 31, 2022, significant transfers out of Level 2 to Level 3 included Loans and Other contracts due to changes in the market observability of inputs and changes in the significance of unobservable inputs.

During the year ended October 31, 2023, significant transfers out of Level 3 to Level 2 included Other contracts, Loans and Deposits due to changes in the market observability of inputs and changes in the significance of unobservable inputs. During the year ended October 31, 2022, there were no significant transfers out of Level 3 to Level 2.

Positive and negative fair value movements of Level 3 financial instruments from using reasonably possible alternative assumptions
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.

The following table summarizes the impacts to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factors cause an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	As at					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities						
Trading						
Debt issued or guaranteed by:						
U.S. state, municipal and agencies	$ –	$ –	$ –	$ 4	$ –	$ –
Asset-backed securities	–	–	–	2	–	–
Corporate debt and other debt	–	–	–	7	–	–
Equities	2,266	50	(43)	1,874	27	(23)
Investment						
Mortgage-backed securities	29	4	(4)	28	4	(4)
Corporate debt and other debt	149	11	(10)	151	12	(10)
Equities	466	48	(47)	397	38	(39)
Loans	1,859	33	(37)	1,692	60	(62)
Derivatives	409	10	(7)	383	5	(3)
Other assets	11	–	–	15	–	–
	$ 5,189	$ 156	$ (148)	$ 4,553	$ 146	$ (141)
Deposits	$ (383)	$ 26	$ (26)	$ (241)	$ 9	$ (9)
Derivatives	(1,555)	59	(66)	(2,106)	55	(57)
Other						
Other liabilities	–	–	–	–	–	–
	$ (1,938)	$ 85	$ (92)	$ (2,347)	$ 64	$ (66)

Sensitivity results

As at October 31, 2023, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $156 million and a reduction of $148 million in fair value, of which $63 million and $61 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $85 million and an increase of $92 million in fair value.

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt, municipal bonds and loans	Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices are received, adjusting input parameters such as credit spreads or using high and low vendor prices as reasonably possible alternative assumptions.
Private equities, hedge fund investments and related equity derivatives	Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when the discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-multiples-based models are used, or (iii) using an alternative valuation approach. The private equity fund, hedge fund and related equity derivative NAVs are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.
Interest rate derivatives	Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of the inputs, and an amount representing model and parameter uncertainty, where applicable.
Equity derivatives	Sensitivity of the Level 3 position is determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.
Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes	Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Fair value for financial instruments that are carried at amortized cost and classified using the fair value hierarchy

	As at October 31, 2023					
	Fair value approximates carrying value (1)	Fair value may not approximate carrying value				Total fair value
		Fair value measurements using				
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total	
Interest-bearing deposits with banks	$ 10,230	$ –	$ –	$ –	$ –	$ 10,230
Amortized cost securities (2)	–	34	83,633	–	83,667	83,667
Assets purchased under reverse repurchase agreements and securities borrowed	39,528	–	14,794	–	14,794	54,322
Loans						
Retail	70,606	–	466,962	4,912	471,874	542,480
Wholesale	8,231	–	254,342	6,270	260,612	268,843
	78,837	–	721,304	11,182	732,486	811,323
Other assets	67,400	–	914	223	1,137	68,537
	195,995	34	820,645	11,405	832,084	1,028,079
Deposits						
Personal	252,779	–	159,669	438	160,107	412,886
Business and government	385,727	–	218,761	772	219,533	605,260
Bank	16,902	–	16,251	7	16,258	33,160
	655,408	–	394,681	1,217	395,898	1,051,306
Obligations related to assets sold under repurchase agreements and securities loaned	36,559	–	–	–	–	36,559
Other liabilities	76,982	–	1,856	13,564	15,420	92,402
Subordinated debentures	–	–	11,213	–	11,213	11,213
	$ 768,949	$ –	$ 407,750	$ 14,781	$ 422,531	$ 1,191,480

	As at October 31, 2022					
	Fair value approximates carrying value (1)	Fair value may not approximate carrying value				Total fair value
		Fair value measurements using				
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total	
Interest-bearing deposits with banks	$ 23,543	$ –	$ –	$ –	$ –	$ 23,543
Amortized cost securities (2)	–	–	70,073	–	70,073	70,073
Assets purchased under reverse repurchase agreements and securities borrowed	42,224	–	10,956	–	10,956	53,180
Loans						
Retail	70,162	–	446,809	4,457	451,266	521,428
Wholesale	17,943	–	230,880	4,993	235,873	253,816
	88,105	–	677,689	9,450	687,139	775,244
Other assets	72,198	–	716	170	886	73,084
	226,070	–	759,434	9,620	769,054	995,124
Deposits						
Personal	271,414	–	108,549	433	108,982	380,396
Business and government	406,045	–	198,265	792	199,057	605,102
Bank	22,638	–	14,120	–	14,120	36,758
	700,097	–	320,934	1,225	322,159	1,022,256
Obligations related to assets sold under repurchase agreements and securities loaned	25,112	–	–	–	–	25,112
Other liabilities	77,801	–	1,554	10,805	12,359	90,160
Subordinated debentures	–	–	9,608	60	9,668	9,668
	$ 803,010	$ –	$ 332,096	$ 12,090	$ 344,186	$ 1,147,196

(1) Certain financial instruments have not been assigned to a level as the carrying amount approximates their fair values.
(2) Included in Securities – Investment, net of applicable allowance on the Consolidated Balance Sheets.

Fair values of financial assets and liabilities carried at amortized cost and disclosed in the table above are determined using the following valuation techniques and inputs.

Amortized cost securities
Fair values of government bonds, corporate bonds, and ABS are based on quoted prices. Fair values of certain Non-OECD government bonds are based on vendor prices or the discounted cash flow method with yield curves of other countries' government bonds as inputs. For ABS, where market prices are not available, the fair value is determined using the discounted cash flow method. The inputs to the valuation model generally include market interest rates, spreads and yields derived from comparable securities, prepayment, and LGD.

Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned
Valuation methods used for the long-term instruments are described in the Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy section of this note. The carrying values of short-term instruments generally approximate their fair values.

Loans – Retail
Retail loans include residential mortgages, personal and small business loans and credit cards. For residential mortgages, and personal and small business loans, we segregate the portfolio based on certain attributes such as product type, contractual interest rate, term to maturity and credit scores, if applicable. Fair values of these loans are determined by the discounted cash flow method using applicable inputs such as prevailing interest rates, contractual and posted client rates, client discounts, credit spreads, prepayment rates and loan-to-value (LTV) ratios. Fair values of credit card receivables are also calculated based on a discounted cash flow method with portfolio yields, write-offs and monthly payment rates as inputs. The carrying values of short-term and variable rate loans generally approximate their fair values.

Loans – Wholesale
Where market prices are available, wholesale loans are valued based on market prices. Otherwise, fair value is determined by the discounted cash flow method using the following inputs: market interest rates and market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit default swap prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and date convention.

Deposits
Deposits are comprised of demand, notice, and term deposits which include senior deposit notes we have issued to provide us with long-term funding. Fair values of term deposits are determined by one of several valuation techniques: (i) for term deposits and similar instruments, we segregate the portfolio based on term to maturity. Fair values of these instruments are determined by the discounted cash flow method using inputs such as client rates for new sales of the corresponding terms; and (ii) for senior deposit notes, we use actual traded prices, vendor prices or the discounted cash flow method using a market interest rate curve and our funding spreads as inputs. The carrying values of demand, notice, and short-term term deposits generally approximate their fair values.

Other assets and Other liabilities
Other assets and Other liabilities include receivables and payables relating to certain commodities. Fair values of the commodity receivables and payables are calculated by the discounted cash flow method using applicable inputs such as market interest rates, counterparties' credit spreads, our funding spreads, commodity forward prices and spot prices.

Subordinated debentures
Fair values of Subordinated debentures are based on market prices, dealer quotes or vendor prices when available. Where prices cannot be observed, fair value is determined using the discounted cash flow method, with applicable inputs such as market interest rates and credit spreads.

Note 4 Securities

Carrying value of securities

(Millions of Canadian dollars)	As at October 31, 2023						
	Term to maturity (1)						
	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading (2)							
Debt issued or guaranteed by:							
Canadian government	$ 9,867	$ 17,244	$ 8,687	$ 2,932	$ 6,915	$ –	$ 45,645
U.S. federal, state, municipal and agencies	15,507	8,136	15,864	4,375	8,806	–	52,688
Other OECD government	566	1,117	815	1,040	1,094	–	4,632
Mortgage-backed securities	–	–	–	–	2	–	2
Asset-backed securities	452	151	234	307	101	–	1,245
Corporate debt and other debt							
Bankers' acceptances	143	–	–	–	–	–	143
Other (3)	1,207	2,219	6,681	3,656	8,709	–	22,472
Equities						63,324	63,324
	27,742	28,867	32,281	12,310	25,627	63,324	190,151
Fair value through other comprehensive income (2)							
Debt issued or guaranteed by:							
Canadian government							
Federal							
Amortized cost	2,479	1,247	1,726	640	517	–	6,609
Fair value	2,479	1,242	1,707	515	316	–	6,259
Yield (4)	4.5%	3.2%	2.6%	1.2%	3.4%	–	3.4%
Provincial and municipal							
Amortized cost	469	8	1,159	52	1,708	–	3,396
Fair value	469	8	1,158	52	1,061	–	2,748
Yield (4)	4.9%	3.7%	2.8%	4.5%	4.4%	–	3.8%
U.S. federal, state, municipal and agencies							
Amortized cost	846	8,595	33,044	16,355	16,486	–	75,326
Fair value	856	8,572	33,050	16,193	14,624	–	73,295
Yield (4)	7.4%	2.1%	2.7%	4.0%	3.6%	–	3.2%
Other OECD government							
Amortized cost	160	1,009	5,030	1	–	–	6,200
Fair value	160	1,009	5,022	1	–	–	6,192
Yield (4)	6.3%	4.0%	3.0%	4.6%	–	–	3.3%
Mortgage-backed securities							
Amortized cost	–	–	32	28	2,702	–	2,762
Fair value	–	–	31	25	2,645	–	2,701
Yield (4)	–	–	7.5%	6.7%	6.8%	–	6.8%
Asset-backed securities							
Amortized cost	–	–	16	7,542	1,194	–	8,752
Fair value	–	–	17	7,503	1,186	–	8,706
Yield (4)	–	–	6.4%	6.9%	7.0%	–	6.9%
Corporate debt and other debt							
Amortized cost	4,928	1,759	18,798	2,248	41	–	27,774
Fair value	4,928	1,755	18,761	2,243	36	–	27,723
Yield (4)	3.9%	4.2%	3.9%	5.4%	4.7%	–	4.1%
Equities							
Cost						493	493
Fair value (5)						842	842
Amortized cost	8,882	12,618	59,805	26,866	22,648	493	131,312
Fair value	8,892	12,586	59,746	26,532	19,868	842	128,466
Amortized cost (2)							
Debt issued or guaranteed by:							
Canadian government	997	1,931	17,448	6,468	–	–	26,844
Yield (4)	2.8%	3.0%	2.1%	2.0%	–	–	2.2%
U.S. federal, state, municipal and agencies	424	1,427	14,536	5,156	23,025	–	44,568
Yield (4)	5.0%	4.1%	3.3%	2.9%	2.5%	–	2.9%
Other OECD government	375	723	4,362	66	–	–	5,526
Yield (4)	2.0%	0.8%	2.9%	1.1%	–	–	2.5%
Asset-backed securities	–	–	424	–	1	–	425
Yield (4)	–	–	4.9%	–	1.4%	–	4.9%
Corporate debt and other debt	838	1,443	11,256	190	23	–	13,750
Yield (4)	2.3%	2.9%	3.4%	3.1%	5.6%	–	3.3%
Amortized cost, net of allowance	2,634	5,524	48,026	11,880	23,049	–	91,113
Fair value	2,627	5,447	46,258	10,276	19,059	–	83,667
Total carrying value of securities	$ 39,268	$ 46,977	$ 140,053	$ 50,722	$ 68,544	$ 64,166	$ 409,730

	As at October 31, 2022						
	Term to maturity (1)						
(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading (2)							
Debt issued or guaranteed by:							
Canadian government	$ 2,255	$ 14,181	$ 6,907	$ 2,706	$ 6,011	$ –	$ 32,060
U.S. federal, state, municipal and agencies	7,151	10,107	7,043	4,507	8,020	–	36,828
Other OECD government	1,343	233	606	241	2,354	–	4,777
Mortgage-backed securities	–	–	–	–	2	–	2
Asset-backed securities	779	49	67	207	208	–	1,310
Corporate debt and other debt							
Bankers' acceptances	252	3	–	–	–	–	255
Other (3)	3,055	1,837	4,813	3,037	8,172	–	20,914
Equities						52,059	52,059
	14,835	26,410	19,436	10,698	24,767	52,059	148,205
Fair value through other comprehensive income (2)							
Debt issued or guaranteed by:							
Canadian government							
Federal							
Amortized cost	780	1,010	1,024	745	522	–	4,081
Fair value	778	1,009	1,012	635	347	–	3,781
Yield (4)	2.3%	2.3%	2.8%	1.6%	3.1%	–	2.4%
Provincial and municipal							
Amortized cost	237	215	616	56	1,561	–	2,685
Fair value	237	216	616	56	999	–	2,124
Yield (4)	2.0%	2.7%	2.0%	3.8%	4.1%	–	3.0%
U.S. federal, state, municipal and agencies							
Amortized cost	802	2,613	13,586	9,104	19,929	–	46,034
Fair value	802	2,615	13,554	9,061	18,326	–	44,358
Yield (4)	4.9%	0.4%	1.9%	3.4%	3.0%	–	2.6%
Other OECD government							
Amortized cost	1,105	642	3,406	1	–	–	5,154
Fair value	1,105	642	3,396	1	–	–	5,144
Yield (4)	2.4%	1.2%	1.7%	4.4%	–	–	1.8%
Mortgage-backed securities							
Amortized cost	–	–	–	41	2,944	–	2,985
Fair value	–	–	–	37	2,851	–	2,888
Yield (4)	–	–	–	4.5%	4.7%	–	4.7%
Asset-backed securities							
Amortized cost	–	–	46	6,331	1,911	–	8,288
Fair value	–	–	46	6,172	1,830	–	8,048
Yield (4)	–	–	4.6%	5.3%	5.4%	–	5.3%
Corporate debt and other debt							
Amortized cost	5,922	4,793	12,420	2,666	51	–	25,852
Fair value	5,919	4,792	12,307	2,656	46	–	25,720
Yield (4)	3.2%	2.8%	2.6%	3.1%	5.1%	–	2.8%
Equities							
Cost						551	551
Fair value (5)						828	828
Amortized cost	8,846	9,273	31,098	18,944	26,918	551	95,630
Fair value	8,841	9,274	30,931	18,618	24,399	828	92,891
Amortized cost (2)							
Debt issued or guaranteed by:							
Canadian government	929	1,734	16,655	6,101	–	–	25,419
Yield (4)	2.4%	2.8%	2.0%	2.3%	–	–	2.1%
U.S. federal, state, municipal and agencies	161	784	3,885	3,784	25,518	–	34,132
Yield (4)	4.4%	3.0%	1.7%	2.3%	2.4%	–	2.3%
Other OECD government	235	1,574	3,645	64	–	–	5,518
Yield (4)	1.3%	1.3%	1.9%	1.3%	–	–	1.7%
Asset-backed securities	–	–	573	135	3	–	711
Yield (4)	–	–	3.0%	3.5%	1.5%	–	3.1%
Corporate debt and other debt	574	2,434	7,574	741	24	–	11,347
Yield (4)	0.8%	1.7%	2.6%	2.4%	4.9%	–	2.0%
Amortized cost, net of allowance	1,899	6,526	32,332	10,825	25,545	–	77,127
Fair value	1,899	6,455	30,579	9,433	21,707	–	70,073
Total carrying value of securities	$ 25,575	$ 42,210	$ 82,699	$ 40,141	$ 74,711	$ 52,887	$ 318,223

(1) Actual maturities may differ from contractual maturities shown above as borrowers may have the right to extend or prepay obligations with or without penalties.
(2) Trading securities and FVOCI securities are recorded at fair value. Amortized cost securities, included in Investment securities, are recorded at amortized cost and presented net of allowance for credit losses.
(3) Primarily composed of corporate debt, supra-national debt, and commercial paper.
(4) The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.
(5) Certain equity securities that are not held-for-trading purposes are designated as FVOCI.

Unrealized gains and losses on securities at FVOCI (1), (2)

	As at							
	October 31, 2023				October 31, 2022			
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:								
Canadian government								
Federal	$ 6,609	$ 1	$ (351)	$ 6,259	$ 4,081	$ 1	$ (301)	$ 3,781
Provincial and municipal	3,396	2	(650)	2,748	2,685	6	(567)	2,124
U.S. federal, state, municipal and agencies	75,326	343	(2,374)	73,295	46,034	343	(2,019)	44,358
Other OECD government	6,200	1	(9)	6,192	5,154	7	(17)	5,144
Mortgage-backed securities	2,762	–	(61)	2,701	2,985	1	(98)	2,888
Asset-backed securities								
CDO	8,308	3	(46)	8,265	7,741	3	(220)	7,524
Non-CDO securities	444	2	(5)	441	547	–	(23)	524
Corporate debt and other debt	27,774	44	(95)	27,723	25,852	51	(183)	25,720
Equities	493	357	(8)	842	551	284	(7)	828
	$ 131,312	$ 753	$ (3,599)	$ 128,466	$ 95,630	$ 696	$ (3,435)	$ 92,891

(1) Excludes $91,113 million of held-to-collect securities as at October 31, 2023 that are carried at amortized cost, net of allowance for credit losses (October 31, 2022 – $77,127 million).

(2) Gross unrealized gains and losses includes $(33) million of allowance for credit losses on debt securities at FVOCI as at October 31, 2023 (October 31, 2022 – $(19) million) recognized in income and Other components of equity.

Allowance for credit losses on investment securities

The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:

- Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
- Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
- Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.
- Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Allowance for credit losses – securities at FVOCI (1)

	For the year ended							
	October 31, 2023				October 31, 2022			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$ 3	$ 1	$ (23)	$ (19)	$ 2	$ 1	$ (12)	$ (9)
Provision for credit losses								
Transfers to stage 1	1	(1)	–	–	1	(1)	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	7	–	–	7	3	–	–	3
Sales and maturities	(2)	–	–	(2)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(5)	–	(17)	(22)	(2)	1	(10)	(11)
Exchange rate and other	–	–	3	3	–	–	(1)	(1)
Balance at end of period	$ 4	$ –	$ (37)	$ (33)	$ 3	$ 1	$ (23)	$ (19)

(1) Expected credit losses on debt securities at FVOCI are not separately recognized on the Consolidated Balance Sheets as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.

(2) Reflects changes in the allowance for purchased credit impaired securities.

Allowance for credit losses – securities at amortized cost

	For the year ended							
	October 31, 2023				October 31, 2022			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$ 8	$ 14	$ –	$ 22	$ 5	$ 18	$ –	$ 23
Provision for credit losses								
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	10	–	–	10	11	–	–	11
Sales and maturities	(1)	–	–	(1)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(9)	–	–	(9)	(7)	(6)	–	(13)
Exchange rate and other	–	1	–	1	–	2	–	2
Balance at end of period	$ 8	$ 15	$ –	$ 23	$ 8	$ 14	$ –	$ 22

Credit risk exposure by internal risk rating

The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses, as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of Management's Discussion and Analysis.

	As at							
	October 31, 2023				October 31, 2022			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities								
Securities at FVOCI								
Investment grade	$ 126,732	$ 1	$ –	$ 126,733	$ 91,177	$ 56	$ –	$ 91,233
Non-investment grade	742	–	–	742	680	–	–	680
Impaired	–	–	149	149	–	–	150	150
	127,474	1	149	127,624	91,857	56	150	92,063
Items not subject to impairment (2)				842				828
				$ 128,466				$ 92,891
Securities at amortized cost								
Investment grade	$ 89,947	$ –	$ –	$ 89,947	$ 76,035	$ –	$ –	$ 76,035
Non-investment grade	990	199	–	1,189	898	216	–	1,114
Impaired	–	–	–	–	–	–	–	–
	90,937	199	–	91,136	76,933	216	–	77,149
Allowance for credit losses	8	15	–	23	8	14	–	22
	$ 90,929	$ 184	$ –	$ 91,113	$ 76,925	$ 202	$ –	$ 77,127

(1) Reflects $149 million of purchased credit impaired securities (October 31, 2022 – $150 million).
(2) Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Note 5 Loans and allowance for credit losses

Loans by geography and portfolio net of allowance

	As at October 31, 2023					
(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)						
Residential mortgages	$ 397,605	$ 33,683	$ 3,213	$ 434,501	$ (481)	$ 434,020
Personal	79,705	15,751	3,278	98,734	(1,145)	97,589
Credit cards (3)	22,140	624	271	23,035	(1,013)	22,022
Small business (4)	13,681	–	–	13,681	(180)	13,501
Wholesale (2), (5)	121,762	119,067	46,997	287,826	(2,185)	285,641
Total loans	$ 634,893	$ 169,125	$ 53,759	$ 857,777	$ (5,004)	$ 852,773
Undrawn loan commitments – Retail	277,863	5,054	3,173	286,090	(152)	
Undrawn loan commitments – Wholesale	128,967	247,881	84,633	461,481	(136)	

	As at October 31, 2022					
(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)						
Residential mortgages	$ 383,797	$ 31,956	$ 3,043	$ 418,796	$ (432)	$ 418,364
Personal	79,422	14,888	3,399	97,709	(856)	96,853
Credit cards (3)	19,778	558	241	20,577	(849)	19,728
Small business (4)	12,669	–	–	12,669	(181)	12,488
Wholesale (2), (5)	108,916	114,795	50,256	273,967	(1,435)	272,532
Total loans	$ 604,582	$ 162,197	$ 56,939	$ 823,718	$ (3,753)	$ 819,965
Undrawn loan commitments – Retail	258,115	4,630	2,212	264,957	(243)	
Undrawn loan commitments – Wholesale	118,928	225,113	81,194	425,235	(135)	

(1) Excludes allowance for loans measured at FVOCI of $6 million (October 31, 2022 – $5 million).
(2) Geographic information is based on residence of the borrower.
(3) The credit cards business is managed as a single portfolio and includes both consumer and business cards.
(4) Includes small business exposure managed on a pooled basis.
(5) Includes small business exposure managed on an individual client basis.

Loans maturity and rate sensitivity

	As at October 31, 2023							
	Maturity term (1)				Rate sensitivity			
(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate-sensitive	Total
Retail	$ 276,720	$ 249,210	$ 44,021	$ 569,951	$ 183,604	$ 378,656	$ 7,691	$ 569,951
Wholesale	236,126	39,358	12,342	287,826	53,655	232,024	2,147	287,826
Total loans	$ 512,846	$ 288,568	$ 56,363	$ 857,777	$ 237,259	$ 610,680	$ 9,838	$ 857,777
Allowance for loan losses				(5,004)				(5,004)
Total loans net of allowance for loan losses				$ 852,773				$ 852,773

	As at October 31, 2022							
	Maturity term (1)				Rate sensitivity			
(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate-sensitive	Total
Retail	$ 277,302	$ 226,793	$ 45,656	$ 549,751	$ 199,414	$ 342,087	$ 8,250	$ 549,751
Wholesale	226,813	35,802	11,352	273,967	46,660	225,123	2,184	273,967
Total loans	$ 504,115	$ 262,595	$ 57,008	$ 823,718	$ 246,074	$ 567,210	$ 10,434	$ 823,718
Allowance for loan losses				(3,753)				(3,753)
Total loans net of allowance for loan losses				$ 819,965				$ 819,965

(1) Generally, based on the earlier of contractual repricing or maturity date.
(2) Includes variable rate loans that can be repriced at the clients' discretion without penalty.

Allowance for credit losses

	For the year ended									
	October 31, 2023					October 31, 2022				
(Millions of Canadian dollars)	**Balance at beginning of period**	**Provision for credit losses**	**Net write-offs (1)**	**Exchange rate and other**	**Balance at end of period**	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period
Retail										
Residential mortgages	**$ 432**	**$ 74**	**$ (17)**	**$ (8)**	**$ 481**	$ 416	$ 27	$ (24)	$ 13	$ 432
Personal	**1,043**	**593**	**(404)**	**(4)**	**1,228**	1,079	211	(248)	1	1,043
Credit cards	**893**	**636**	**(460)**	**–**	**1,069**	875	348	(332)	2	893
Small business	**194**	**43**	**(39)**	**(4)**	**194**	177	31	(23)	9	194
Wholesale	**1,574**	**1,145**	**(293)**	**(100)**	**2,326**	1,797	(90)	(136)	3	1,574
Customers' liability under acceptances	**45**	**5**	**–**	**–**	**50**	75	(30)	–	–	45
	$ 4,181	**$ 2,496**	**$ (1,213)**	**$ (116)**	**$ 5,348**	$ 4,419	$ 497	$ (763)	$ 28	$ 4,181
Presented as:										
Allowance for loan losses	**$ 3,753**				**$ 5,004**	$ 4,089				$ 3,753
Other liabilities – Provisions	**378**				**288**	241				378
Customers' liability under acceptances	**45**				**50**	75				45
Other components of equity	**5**				**6**	14				5

(1) Loans written-off are generally subject to continued collection efforts for a period of time following write-off. The contractual amount outstanding on loans written-off during the year ended October 31, 2023 that are no longer subject to enforcement activity was $139 million (October 31, 2022 – $53 million).

The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:

- Model changes, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
- Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
- Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
- Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.
- Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in Stage 1 and Stage 2.

Allowance for credit losses – Retail and wholesale loans

	For the year ended							
	October 31, 2023				October 31, 2022			
	Performing		Impaired		Performing		Impaired	
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages								
Balance at beginning of period	$ 235	$ 65	$ 132	$ 432	$ 186	$ 92	$ 138	$ 416
Provision for credit losses								
Model changes	–	–	–	–	(21)	10	–	(11)
Transfers to stage 1	95	(95)	–	–	113	(98)	(15)	–
Transfers to stage 2	(26)	38	(12)	–	(14)	23	(9)	–
Transfers to stage 3	(2)	(13)	15	–	(2)	(25)	27	–
Originations	89	–	–	89	159	–	–	159
Maturities	(17)	(9)	–	(26)	(23)	(9)	–	(32)
Changes in risk, parameters and exposures	(152)	103	60	11	(167)	68	10	(89)
Write-offs	–	–	(30)	(30)	–	–	(38)	(38)
Recoveries	–	–	13	13	–	–	14	14
Exchange rate and other	1	1	(10)	(8)	4	4	5	13
Balance at end of period	$ 223	$ 90	$ 168	$ 481	$ 235	$ 65	$ 132	$ 432
Personal								
Balance at beginning of period	$ 285	$ 661	$ 97	$ 1,043	$ 422	$ 569	$ 88	$ 1,079
Provision for credit losses								
Model changes	–	–	–	–	(3)	–	–	(3)
Transfers to stage 1	696	(695)	(1)	–	609	(607)	(2)	–
Transfers to stage 2	(88)	90	(2)	–	(120)	121	(1)	–
Transfers to stage 3	(1)	(57)	58	–	(2)	(47)	49	–
Originations	103	–	–	103	106	–	–	106
Maturities	(45)	(112)	–	(157)	(70)	(99)	–	(169)
Changes in risk, parameters and exposures	(671)	906	412	647	(660)	724	213	277
Write-offs	–	–	(518)	(518)	–	–	(374)	(374)
Recoveries	–	–	114	114	–	–	126	126
Exchange rate and other	1	–	(5)	(4)	3	–	(2)	1
Balance at end of period	$ 280	$ 793	$ 155	$ 1,228	$ 285	$ 661	$ 97	$ 1,043
Credit cards								
Balance at beginning of period	$ 177	$ 716	$ –	$ 893	$ 233	$ 642	$ –	$ 875
Provision for credit losses								
Model changes	–	–	–	–	(2)	–	–	(2)
Transfers to stage 1	539	(539)	–	–	495	(495)	–	–
Transfers to stage 2	(101)	101	–	–	(95)	95	–	–
Transfers to stage 3	(2)	(394)	396	–	(2)	(325)	327	–
Originations	13	–	–	13	10	–	–	10
Maturities	(6)	(33)	–	(39)	(5)	(29)	–	(34)
Changes in risk, parameters and exposures	(417)	1,015	64	662	(458)	826	6	374
Write-offs	–	–	(650)	(650)	–	–	(503)	(503)
Recoveries	–	–	190	190	–	–	171	171
Exchange rate and other	–	–	–	–	1	2	(1)	2
Balance at end of period	$ 203	$ 866	$ –	$ 1,069	$ 177	$ 716	$ –	$ 893
Small business								
Balance at beginning of period	$ 73	$ 73	$ 48	$ 194	$ 88	$ 55	$ 34	$ 177
Provision for credit losses								
Model changes	–	–	–	–	–	–	–	–
Transfers to stage 1	39	(39)	–	–	27	(27)	–	–
Transfers to stage 2	(14)	14	–	–	(17)	17	–	–
Transfers to stage 3	(1)	(10)	11	–	(1)	(4)	5	–
Originations	36	–	–	36	32	–	–	32
Maturities	(18)	(21)	–	(39)	(22)	(24)	–	(46)
Changes in risk, parameters and exposures	(48)	44	50	46	(43)	50	38	45
Write-offs	–	–	(50)	(50)	–	–	(32)	(32)
Recoveries	–	–	11	11	–	–	9	9
Exchange rate and other	3	5	(12)	(4)	9	6	(6)	9
Balance at end of period	$ 70	$ 66	$ 58	$ 194	$ 73	$ 73	$ 48	$ 194
Wholesale								
Balance at beginning of period	$ 597	$ 585	$ 392	$ 1,574	$ 566	$ 794	$ 437	$ 1,797
Provision for credit losses								
Model changes	–	–	–	–	(14)	(3)	–	(17)
Transfers to stage 1	216	(215)	(1)	–	415	(411)	(4)	–
Transfers to stage 2	(87)	89	(2)	–	(78)	80	(2)	–
Transfers to stage 3	(10)	(60)	70	–	(3)	(62)	65	–
Originations	651	–	–	651	641	–	–	641
Maturities	(448)	(270)	–	(718)	(439)	(345)	–	(784)
Changes in risk, parameters and exposures	(153)	647	718	1,212	(504)	503	71	70
Write-offs	–	–	(324)	(324)	–	–	(202)	(202)
Recoveries	–	–	31	31	–	–	66	66
Exchange rate and other	8	9	(117)	(100)	13	29	(39)	3
Balance at end of period	$ 774	$ 785	$ 767	$ 2,326	$ 597	$ 585	$ 392	$ 1,574

Key inputs and assumptions
The measurement of expected credit losses is a complex calculation that involves a significant number of interrelated inputs and assumptions and the allowance is not sensitive to any one single factor. The key drivers of changes in expected credit losses include the following:

- Changes in the credit quality of the borrower or instrument, primarily reflected in changes in internal risk ratings;
- Changes in forward-looking macroeconomic conditions, specifically the macroeconomic variables to which our models are calibrated, which are those most closely correlated with credit losses in the relevant portfolio;
- Changes in scenario design and the weight assigned to each scenario; and
- Transfers between stages, which can be triggered by changes to any of the above inputs.

To reflect relevant risk factors not captured in our modelled results, we applied expert credit judgment in determining the measurement of our weighted allowance for credit losses. The measurement of expected credit losses, including scenario design and weightings, determining significant increases in credit risk since origination and application of expert credit judgment, is overseen by a senior management committee that includes representation from Finance, Group Risk Management and Economics.

Internal risk ratings
Internal risk ratings are assigned according to the risk management framework outlined under the headings Wholesale credit risk and Retail credit risk of the Credit risk section of Management's Discussion and Analysis. Changes in internal risk ratings are primarily reflected in the PD parameters, which are estimated based on our historical loss experience at the relevant risk segment or risk rating level, adjusted for forward-looking information.

Scenario design and weightings
Our estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios. Scenarios are designed to capture a wide range of possible outcomes and are weighted according to our expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. We weight each scenario to take into account historical frequency, current trends, and forward-looking conditions which will change over time. Scenario weightings take into consideration the extent to which the base case scenario includes both favourable and unfavourable economic expectations, and upside and downside risks to the base scenario materializing in the future. The base case scenario is based on forecasts of the expected rate, value or yield for each relevant macroeconomic variable. The upside and downside scenarios are set by adjusting our base projections to construct reasonably possible scenarios and weightings that are more optimistic and pessimistic, respectively, than the base case. Two additional downside scenarios capture the non-linear nature of potential credit losses across our portfolios. When the economy is at or near equilibrium, the severity of the downside scenario generally reflects an adverse event typical for a business cycle and both the non-linear downside scenarios reflect an outcome that is materially more adverse than the downside scenario.

The impact of each of our five scenarios varies across our portfolios given the portfolios have different sensitivities to movements in each macroeconomic variable. Our scenario weights are unchanged relative to October 31, 2022 to reflect continued uncertainty and downside risks that may drive recession outcomes that are more severe than contemplated in our base scenario.

The impact of weighting these multiple scenarios increased our ACL on performing loans, relative to our base scenario, by $868 million at October 31, 2023 (October 31, 2022 – $738 million).

Forward looking macroeconomic variables
The PD, LGD and EAD inputs used to estimate Stage 1 and Stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five year horizon, reverting to long-run averages generally within the 2 to 5 year period. Depending on their usage in the models, macroeconomic variables are projected at a country, province/state or more granular level. These include one or more of the variables described below, which differ by portfolio and region.

Our allowance for credit losses reflects our economic outlook as at October 31, 2023. Subsequent changes to this forecast and related estimates will be reflected in our allowance for credit losses in future periods.

Our base scenario reflects rising unemployment rates, high central bank policy interest rates and elevated but declining inflation, which result in mild recessions in Canada in the second half of calendar 2023 and the U.S. in the first half of calendar 2024. Expectations are that there will be no further increases in central bank interest rates in Canada and the U.S. Our base scenario also reflects commercial real estate price declines in the near term.

Downside scenarios, including two additional and more severe downside scenarios designed for the energy and real estate sectors, reflect the possibility of a more severe macroeconomic shock beginning in calendar Q1 2024 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q4 2023 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run, sustainable growth rate within the forecast period. The possibility of a deeper recession and a more prolonged recovery as compared to our base scenario, including further monetary policy responses to elevated inflation rates which may increase credit risk, is reflected in our general downside scenario.

The upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run sustainable growth rate within the forecast period.

The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate ACL:

- ***Unemployment*** – In our base forecast, calendar Q4 2023 unemployment rates are expected to rise to 5.9% in Canada and 4.0% in the U.S., peaking in Q2 2024 at 6.6% in Canada and in Q3 2024 at 4.7% in the U.S., then reverting to long run equilibrium levels by calendar Q2 and Q3 2026, respectively.


Canada Unemployment Rate (1)
%
10
9
8
7
6
5
4
Q4-2022 Q1-2023 Q2-2023 Q3-2023 Q4-2023 Q1-2024 Q2-2024 Q3-2024 Q4-2024 Q1-2025 Q2-2025 Q3-2025 Q4-2025 Q1-2026 Q2-2026 Q3-2026 Q4-2026 Q1-2027 Q2-2027 Q3-2027 Q4-2027 Q1-2028 Q2-2028 Q3-2028
Range of alternative scenarios (October 31, 2023)
Base scenario (October 31, 2023)
Base scenario (October 31, 2022)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.


U.S. Unemployment Rate (1)
%
9
8
7
6
5
4
3
Q4-2022 Q1-2023 Q2-2023 Q3-2023 Q4-2023 Q1-2024 Q2-2024 Q3-2024 Q4-2024 Q1-2025 Q2-2025 Q3-2025 Q4-2025 Q1-2026 Q2-2026 Q3-2026 Q4-2026 Q1-2027 Q2-2027 Q3-2027 Q4-2027 Q1-2028 Q2-2028 Q3-2028
Range of alternative scenarios (October 31, 2023)
Base scenario (October 31, 2023)
Base scenario (October 31, 2022)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

- ***Gross Domestic Product (GDP)*** – In our base forecast, we expect Canadian GDP to continuously grow in calendar Q1 2024 and thereafter, while U.S. GDP growth is expected to experience a mild recession during the first half of calendar 2024 followed by continuous growth. GDP in calendar Q4 2024 is expected to be 1.6% and 0.1% above Q4 2023 levels in Canada and the U.S., respectively.


Canada Real GDP (1)
Trillions of Canadian dollars
2.5
2.4
2.3
2.2
2.1
2.0
Q4-2022 Q1-2023 Q2-2023 Q3-2023 Q4-2023 Q1-2024 Q2-2024 Q3-2024 Q4-2024 Q1-2025 Q2-2025 Q3-2025 Q4-2025 Q1-2026 Q2-2026 Q3-2026 Q4-2026 Q1-2027 Q2-2027 Q3-2027 Q4-2027 Q1-2028 Q2-2028 Q3-2028
Range of alternative scenarios (October 31, 2023)
Base scenario (October 31, 2023)
Base scenario (October 31, 2022)

(1) Represents the seasonally adjusted annual rate indexed to 2012 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)

Trillions of U.S. dollars


24.0
23.0
22.0
21.0
20.0
19.0
18.0
Q4-2022 Q1-2023 Q2-2023 Q3-2023 Q4-2023 Q1-2024 Q2-2024 Q3-2024 Q4-2024 Q1-2025 Q2-2025 Q3-2025 Q4-2025 Q1-2026 Q2-2026 Q3-2026 Q4-2026 Q1-2027 Q2-2027 Q3-2027 Q4-2027 Q1-2028 Q2-2028 Q3-2028

Range of alternative scenarios (October 31, 2023) Base scenario (October 31, 2023)

Base scenario (October 31, 2022)

(1) Represents the seasonally adjusted annual rate indexed to 2012 U.S. dollars over the calendar quarters presented.

- ***Oil price (West Texas Intermediate in US$)*** – In our base forecast, we expect oil prices to average $81 per barrel over the next 12 months from calendar Q4 2023 and $67 per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $28 to $103 per barrel for the next 12 months and $43 to $74 per barrel for the following 2 to 5 years. As at October 31, 2022, our base forecast included an average price of $88 per barrel for the next 12 months and $72 per barrel for the following 2 to 5 years.

- ***Canadian housing price* index** – In our base forecast, we expect housing prices to increase by 1.6% over the next 12 months from calendar Q4 2023, with a compound annual growth rate of 5.0% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (30.0)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2022 our base forecast included housing price contraction of (1.0)% from calendar Q4 2022 for the next 12 months and housing price growth of 5.2% for the following 2 to 5 years.

The primary variables driving credit losses in our retail portfolios are Canadian unemployment rates, Canadian housing price index and Canadian GDP. The Canadian overnight interest rate also impacts our retail portfolios. Our wholesale portfolios are affected by all of the variables discussed above; however, the specific variables differ by sector. Other variables also impact our wholesale portfolios including, but not limited to, Canadian and U.S. 10 year BBB corporate bond credit spreads, Canadian and U.S. 10 year government bond yields, U.S. 10 year BBB corporate bond yield, Canadian consumer confidence index, Canadian and U.S. commercial real estate price indices, U.S. housing price index, and natural gas prices (Henry Hub).

Increases in the following macroeconomic variables will generally correlate with higher expected credit losses: Canadian and U.S. unemployment rates, Canadian overnight interest rates, Canadian and U.S. 10 year BBB corporate bond credit spreads, Canadian and U.S. 10 year government bond yields, and U.S. 10 year BBB corporate bond yield.

Increases in the following macroeconomic variables will generally correlate with lower expected credit losses: Canadian and U.S. housing price indices, Canadian and U.S. GDP, Canadian consumer confidence index, Canadian and U.S. commercial real estate price indices, and oil and natural gas prices.

Transfers between stages

Transfers between Stage 1 and Stage 2 are based on the assessment of significant increases in credit risk relative to initial recognition, as described in Note 2. The impact of moving from 12 months expected credit losses to lifetime expected credit losses, or vice versa, varies by product and is dependent on the expected remaining life at the date of the transfer. Stage transfers may result in significant fluctuations in expected credit losses.

The following table illustrates the impact of staging on our ACL by comparing our allowance if all performing loans were in Stage 1 to the actual ACL recorded on these assets.

	As at					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars)	**ACL – All performing loans in Stage 1**	**Impact of staging**	**Stage 1 and 2 ACL**	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL
Performing loans (1)	**$ 2,893**	**$ 1,257**	**$ 4,150**	$ 2,373	$ 1,094	$ 3,467

(1) Represents loans and commitments in Stage 1 and Stage 2.

Credit risk exposure by internal risk rating

The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of Management's Discussion and Analysis.

	As at							
	October 31, 2023				October 31, 2022			
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail								
Loans outstanding – Residential mortgages								
Low risk	$ 349,001	$ 1,630	$ –	$ 350,631	$ 340,716	$ 2,573	$ –	$ 343,289
Medium risk	19,126	1,610	–	20,736	15,035	1,932	–	16,967
High risk	1,582	4,927	–	6,509	1,188	3,125	–	4,313
Not rated (2)	54,247	1,220	–	55,467	51,915	1,304	–	53,219
Impaired	–	–	682	682	–	–	560	560
	423,956	9,387	682	434,025	408,854	8,934	560	418,348
Items not subject to impairment (3)				476				448
Total				$ 434,501				$ 418,796
Loans outstanding – Personal								
Low risk	$ 75,572	$ 1,676	$ –	$ 77,248	$ 73,339	$ 2,575	$ –	$ 75,914
Medium risk	5,587	2,915	–	8,502	5,482	3,780	–	9,262
High risk	477	2,088	–	2,565	836	1,660	–	2,496
Not rated (2)	9,982	157	–	10,139	9,733	104	–	9,837
Impaired	–	–	280	280	–	–	200	200
Total	$ 91,618	$ 6,836	$ 280	$ 98,734	$ 89,390	$ 8,119	$ 200	$ 97,709
Loans outstanding – Credit cards								
Low risk	$ 16,331	$ 135	$ –	$ 16,466	$ 15,088	$ 83	$ –	$ 15,171
Medium risk	1,771	2,132	–	3,903	1,418	1,911	–	3,329
High risk	41	1,734	–	1,775	39	1,255	–	1,294
Not rated (2)	856	35	–	891	751	32	–	783
Total	$ 18,999	$ 4,036	$ –	$ 23,035	$ 17,296	$ 3,281	$ –	$ 20,577
Loans outstanding – Small business								
Low risk	$ 8,641	$ 920	$ –	$ 9,561	$ 8,571	$ 838	$ –	$ 9,409
Medium risk	2,238	936	–	3,174	1,512	1,130	–	2,642
High risk	99	592	–	691	102	375	–	477
Not rated (2)	11	–	–	11	3	–	–	3
Impaired	–	–	244	244	–	–	138	138
Total	$ 10,989	$ 2,448	$ 244	$ 13,681	$ 10,188	$ 2,343	$ 138	$ 12,669
Undrawn loan commitments – Retail								
Low risk	$ 266,209	$ 610	$ –	$ 266,819	$ 247,620	$ 1,041	$ –	$ 248,661
Medium risk	10,759	298	–	11,057	9,021	246	–	9,267
High risk	956	434	–	1,390	876	367	–	1,243
Not rated (2)	6,686	138	–	6,824	5,668	118	–	5,786
Total	$ 284,610	$ 1,480	$ –	$ 286,090	$ 263,185	$ 1,772	$ –	$ 264,957
Wholesale – Loans outstanding								
Investment grade	$ 89,037	$ 416	$ –	$ 89,453	$ 88,513	$ 202	$ –	$ 88,715
Non-investment grade	156,211	19,210	–	175,421	145,908	15,758	–	161,666
Not rated (2)	10,968	238	–	11,206	11,789	360	–	12,149
Impaired	–	–	2,498	2,498	–	–	1,301	1,301
Items not subject to impairment (3)				9,248				10,136
Total				$ 287,826				$ 273,967
Undrawn loan commitments – Wholesale								
Investment grade	$ 312,178	$ 186	$ –	$ 312,364	$ 284,481	$ 179	$ –	$ 284,660
Non-investment grade	130,994	13,947	–	144,941	126,225	10,657	–	136,882
Not rated (2)	4,176	–	–	4,176	3,692	1	–	3,693
Total	$ 447,348	$ 14,133	$ –	$ 461,481	$ 414,398	$ 10,837	$ –	$ 425,235

(1) As at October 31, 2023, 88% of credit-impaired loans were either fully or partially collateralized (October 31, 2022 – 88%). For details on the types of collateral held against credit-impaired assets and our policies on collateral, refer to the Credit risk mitigation section of Management's Discussion and Analysis.
(2) In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessments or rating methodologies, policies and tools to manage our credit risk.
(3) Items not subject to impairment are loans held at FVTPL.

Loans past due but not impaired (1), (2)

	As at					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$ 1,840	$ 208	$ 2,048	$ 1,328	$ 168	$ 1,496
Wholesale	1,823	49	1,872	1,279	2	1,281
	$ 3,663	$ 257	$ 3,920	$ 2,607	$ 170	$ 2,777

(1) Excludes loans less than 30 days past due as they are not generally representative of the borrowers' ability to meet their payment obligations.
(2) Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers' ability to meet their payment obligations.

Note 6 Significant acquisitions and disposition

Acquisitions
HSBC Bank Canada
On November 29, 2022, we entered into an agreement to acquire 100% of the common shares of HSBC Bank Canada (HSBC Canada) for an all-cash purchase price of $13.5 billion. HSBC Canada is a premier Canadian personal and commercial bank focused on globally connected clients. We will also purchase all of the existing preferred shares and subordinated debt of HSBC Canada held directly or indirectly by HSBC Holdings plc at par value ($2.1 billion as of September 30, 2023).

The agreement includes a locked box mechanism under which HSBC Canada's earnings from June 30, 2022 to the closing date accrue to RBC and will be reflected in the acquired net assets on closing. Relatedly, we will pay an additional amount that accrues from August 30, 2023 to the closing date, which is calculated based on the all-cash purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average.

The transaction is expected to close in the first calendar quarter of 2024 and is subject to the satisfaction of customary closing conditions, including regulatory approvals. The results of the acquired business will be consolidated from the date of close.

Wealth Management
On September 27, 2022, we completed the acquisition of 100% of the issued share capital of Brewin Dolphin Holdings PLC (RBC Brewin Dolphin) via our subsidiary, RBC Wealth Management (Jersey) Holdings Limited. RBC Brewin Dolphin provides discretionary wealth management services in the U.K., Ireland and the Channel Islands. RBC Brewin Dolphin's business gives us a platform to significantly transform our wealth management business in the U.K., Ireland and the Channel Islands, and provides us with the opportunity to position the combined businesses as a premier integrated wealth management provider to private and institutional clients.

Total consideration of £1,591 million ($2,341 million) as of the date of close consisted of £1,564 million ($2,302 million) in cash, as well as amounts related to share based compensation. Our purchase price allocation assigned $3,279 million to assets and $938 million to liabilities, including customer relationship intangible assets of $1,292 million and goodwill of $913 million, which is allocated to our International Wealth Management and Global Asset Management CGUs and is not deductible for tax purposes. Goodwill reflects the expected synergies from the combined businesses and the expected growth of the Wealth Management segment.

The results of the acquisition have been consolidated from the date of close and included in our Wealth Management segment.

Disposition
Wealth Management
On July 3, 2023, we completed the previously announced sale of the European asset servicing activities of RBC Investor Services® and its associated Malaysian centre of excellence to CACEIS, the asset servicing banking group of Crédit Agricole S.A. and Banco Santander, S.A. As a result of the transaction, we recorded a pre-tax gain on disposal of $69 million in Non-Interest income within the Wealth Management segment ($77 million after-tax). The completion of the sale of the business of the U.K. branch of RBC Investor Services Trust and the RBC Investor Services business in Jersey remains subject to customary closing conditions, including regulatory approvals. The disposal group consists of $2.6 billion of assets, primarily consisting of cash and due from banks, and $2.6 billion of liabilities, primarily consisting of deposits, and remains classified as held-for-sale, presented in Other assets and Other liabilities, respectively.

Note 7 Derecognition of financial assets

We enter into transactions in which we transfer financial assets such as loans or securities to structured entities or other third parties. The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition as we continue to be exposed to substantially all of the risks and rewards of the transferred assets, such as prepayment, credit, price, interest rate and foreign exchange risks.

Transferred financial assets not derecognized
Securitization of Canadian residential mortgage loans
We periodically securitize insured Canadian residential mortgage loans through the creation of MBS pools under the National Housing Act MBS (NHA MBS) program. All loans securitized under the NHA MBS program are required to be insured by the Canadian Mortgage and Housing Corporation (CMHC) or a third-party insurer. We require the borrower to pay for mortgage insurance when the loan amount is greater than 80% of the original appraised value of the property (LTV ratio). For residential mortgage loans securitized under this program with LTV ratios less than 80%, we are required to insure the mortgages at our own expense. Under the NHA MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or the insurer. When a borrower defaults on a mortgage, we submit a claim to the insurer if the amount recovered from the collection or foreclosure process is lower than the sum of the principal balance,

accrued interest and collection costs on the outstanding loan. The insurance claim process is managed by the insurance provider in accordance with the insurer's policies and covers the entire unpaid loan balance plus generally up to 12 months of interest, selling costs and other eligible expenses. If an insurance claim is denied, a loss is recognized in Provision for credit losses in our Consolidated Statements of Income. The amount recorded as a loss is not significant to our Consolidated Financial Statements and no significant losses were incurred due to legal action arising from mortgage defaults during 2023 and 2022.

We sell the NHA MBS pools primarily to Canada Housing Trust, a government-sponsored structured entity under the Canada Mortgage Bond (CMB) program. The entity periodically issues CMBs, which are guaranteed by the government, and sells them to third-party investors. Proceeds of the CMB issuances are used by the entity to purchase the NHA MBS pools from eligible NHA MBS issuers who participate in the issuance of a particular CMB series. Our continuing involvement includes servicing the underlying residential mortgage loans we have securitized, either ourselves or through a third-party servicer. We also act as counterparty in interest rate swap agreements where we pay the entity the interest due to CMB investors and receive the interest on the underlying MBS and reinvested assets. As part of the swaps, we are also required to maintain a principal reinvestment account for principal payments received on the underlying mortgage loans to meet the repayment obligation upon maturity of the CMB. We reinvest the collected principal payments in permitted investments as outlined in the swap agreements.

We have determined that certain of the NHA MBS program loans transferred to the entity do not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. As a result, these transferred MBS continue to be classified as residential mortgage loans and recognized on our Consolidated Balance Sheets. The cash received for these transferred MBS is treated as a secured borrowing and a corresponding liability is recorded in Deposits – Business and government on our Consolidated Balance Sheets.

Securities sold under repurchase agreements and securities loaned

We also enter into transactions such as repurchase agreements and securities lending agreements where we transfer assets under agreements to repurchase them at a future date and retain substantially all of the risks and rewards associated with the assets. These transferred assets remain on our Consolidated Balance Sheets and are accounted for as collateralized borrowing transactions.

The following table provides information on the carrying amount and fair value of the transferred assets that did not qualify for derecognition, and their associated liabilities.

	As at							
	October 31, 2023				October 31, 2022			
(Millions of Canadian dollars)	**Canadian residential mortgage loans** (1), (2)	**Securities sold under repurchase agreements** (3)	**Securities loaned** (3)	**Total**	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total
Carrying amount of transferred assets that do not qualify for derecognition	**$ 28,312**	**$ 313,558**	**$ 21,680**	**$ 363,550**	$ 32,812	$ 258,615	$ 15,332	$ 306,759
Carrying amount of associated liabilities	**28,007**	**313,558**	**21,680**	**363,245**	32,177	258,615	15,332	306,124
Fair value of transferred assets	**$ 26,472**	**$ 313,558**	**$ 21,680**	**$ 361,710**	$ 31,174	$ 258,615	$ 15,332	$ 305,121
Fair value of associated liabilities	**26,780**	**313,558**	**21,680**	**362,018**	30,900	258,615	15,332	304,847
Fair value of net position	**$ (308)**	**$ –**	**$ –**	**$ (308)**	$ 274	$ –	$ –	$ 274

(1) Includes Canadian residential mortgage loans transferred primarily to Canada Housing Trust at the initial securitization and other permitted investments used for funding requirements after the initial securitization.
(2) CMB investors have legal recourse only to the transferred assets, and do not have recourse to our general assets.
(3) Does not include over-collateralization of assets pledged.

Note 8 Structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our financing and investing needs as well as those of our clients. A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities. We consolidate a structured entity when we control the entity in accordance with our accounting policy as described in Note 2. In other cases, we may sponsor or have an interest in such an entity but may not consolidate it.

Consolidated structured entities

We consolidate the following structured entities, whose assets and liabilities are recorded on our Consolidated Balance Sheets. Third-party investors in these structured entities generally have recourse only to the assets of the related entity and do not have recourse to our general assets unless we breach our contractual obligations to those entities. In the ordinary course of business, the assets of each consolidated structured entity can generally only be used to settle the obligations of that entity.

Multi-seller conduits

We generally do not maintain ownership in the multi-seller conduits that we administer and generally do not have rights to, or control of, their assets. However, we issue asset-backed commercial paper (ABCP) through a multi-seller conduit that does not have an expected loss investor with substantive power to direct the significant operating activities of the conduit. This conduit is consolidated because we have exposure to variability of returns from performance in the multi-seller arrangements through providing transaction-specific and program-wide liquidity, credit and loan facilities to the conduit and have decision-making power over the relevant activities. As of October 31, 2023, $1,316 million of financial assets held by the conduit were included in Loans (October 31, 2022 – $1,826 million) and $1,194 million of ABCP issued by the conduit was included in Deposits (October 31, 2022 – $1,284 million) on our Consolidated Balance Sheets.

Credit card securitization vehicle

We securitize a portion of our credit card receivables through a structured entity on a revolving basis. The entity purchases co-ownership interests in a pool of credit card receivables and issues senior and subordinated term notes collateralized by that co-ownership interest in the underlying pool of credit card receivables. Investors who purchase the term notes have recourse only to that co-ownership interest in the underlying pool of credit card receivables.

We continue to service the credit card receivables and perform an administrative role for the entity. We also retain risk in the underlying pool of credit card receivables through our retained interest in the transferred assets, the cash reserve balance we fund from time to time, and also through certain subordinated notes which we retain. Additionally, we may own some senior notes as investments or for market-making activities and we act as counterparty to interest rate and cross currency swap agreements which hedge the entity's interest rate and currency risk exposure.

We consolidate the structured entity because we have decision-making power over the timing and size of future issuances and other relevant activities which were predetermined by us at inception. We also obtain significant funding benefits and are exposed to variability from the performance of the underlying credit card receivables through our retained interest. As at October 31, 2023, $7 billion of notes issued by our credit card securitization vehicle were included in Deposits on our Consolidated Balance Sheets (October 31, 2022 – $6 billion).

Collateralized commercial paper vehicle

We established a funding vehicle that provides loans to us and finances those loans by issuing commercial paper to third-party investors. The structured entity's commercial paper carries an equivalent credit rating to RBC because we are obligated to advance funds to the entity in the event there are insufficient funds from other sources to settle maturing commercial paper. We pledge collateral to secure the loans and are exposed to the market and credit risks of the pledged securities.

We consolidate the structured entity because we have decision-making power over the relevant activities, are the sole borrower from the structure, and are exposed to a majority of the residual ownership risks through the credit support provided. As at October 31, 2023, $17 billion of commercial paper issued by the vehicle was included in Deposits on our Consolidated Balance Sheets (October 31, 2022 – $14 billion).

Covered bonds

We periodically transfer mortgages to RBC Covered Bond Guarantor Limited Partnership (the Guarantor LP) to support funding activities and asset coverage requirements under our covered bonds program. The Guarantor LP was created to guarantee interest and principal payments under the covered bond program. The covered bonds guaranteed by the Guarantor LP are direct, unsecured and unconditional obligations of RBC; therefore, investors have a claim against the Bank which will continue if the covered bonds are not paid by the Bank and the mortgage assets in the Guarantor LP are insufficient to satisfy the obligations owing on the covered bonds. We act as general partner, limited partner, swap counterparty, lender and liquidity provider to the Guarantor LP, servicer for the underlying mortgages as well as the registered issuer of the covered bonds.

We consolidate the Guarantor LP as we have the decision-making power over the relevant activities through our role as general partner and are exposed to variability from the performance of the underlying mortgages. As at October 31, 2023, the total amount of mortgages transferred and outstanding was $100 billion (October 31, 2022 – $121 billion) and $50 billion of covered bonds were recorded as Deposits on our Consolidated Balance Sheets (October 31, 2022 – $43 billion).

Structured finance

We sell taxable and tax-exempt municipal bonds into Tender Option Bond (TOB) structures, which consist of a bond that is credit enhanced by us and purchased by a TOB trust. The TOB trust finances the purchase from us by issuing floating-rate certificates to short-term investors and a residual certificate that is purchased by us. We are the remarketing agent for the floating-rate certificates and provide a liquidity facility to the short-term investors which requires us to purchase any certificates tendered but not successfully remarketed. We credit enhance the bond purchased by the TOB trust with a letter of credit under which we are required to extend funding if there are any losses on the underlying bonds. We earn interest on the residual certificate and receive market-based fees for acting as remarketing agent and providing the liquidity facility and letter of credit.

We consolidate the TOB trust when we are the holder of the residual certificate as we have decision-making power over the relevant activities, including the selection of the underlying municipal bonds and the ability to terminate the structure, and are exposed to variability from the performance of the underlying municipal bonds. As at October 31, 2023, $5 billion of municipal bonds were included in Securities related to consolidated TOB structures (October 31, 2022 – $6 billion) and a corresponding $5 billion of floating-rate certificates were included in Deposits on our Consolidated Balance Sheets (October 31, 2022 – $7 billion).

We establish structured entities to acquire loans for the purposes of issuing term collateralized loan obligation (CLO) transactions and act as collateral manager. During the warehouse phase, we provide subordinated financing and, for certain term CLO transactions, act as the arranger and placement agent, and may provide senior warehouse financing. Proceeds from the sale of the term CLO are used to repay our warehouse financing. During the term CLO phase, we continue to provide subordinated financing, which serves as the first loss tranche that absorbs losses prior to the senior tranches, and may also directly invest in the other tranches.

We consolidate these CLO structures as we have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio, and when our interests, including direct investment plus collateral management fees, indicate that we are acting as a principal. As at October 31, 2023, $493 million of Cash and due from banks and $1,675 million of Loans related to consolidated CLO structures (October 31, 2022 – $108 million and $1,410 million, respectively) and $1,706 million of Deposits representing the subordinated and senior tranches held by third parties (October 31, 2022 – $1,314 million) were recorded on our Consolidated Balance Sheets.

RBC managed investment funds
We are sponsors and investment managers of mutual and pooled funds, which give us the ability to direct the investment decisions of the funds. We consolidate those mutual and pooled funds in which our interests, which include direct investment in seed capital plus management or performance fees, indicate that we are acting as a principal. As at October 31, 2023, $400 million of Trading securities held in the consolidated funds (October 31, 2022 – $524 million) and $331 million of Other liabilities representing the fund units held by third parties (October 31, 2022 – $363 million) were recorded on our Consolidated Balance Sheets.

Unconsolidated structured entities
We have interests in certain structured entities that we do not consolidate but have recorded assets and liabilities on our Consolidated Balance Sheets related to our transactions and involvement with these entities.

The following table presents the assets and liabilities recorded on our Consolidated Balance Sheets and our maximum exposure to loss related to our interests in unconsolidated structured entities. It also presents the size of each class of unconsolidated structured entity, as measured by the total assets of the entities in which we have an interest.

	As at October 31, 2023					
(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets						
Securities	$ 4	$ –	$ 2,411	$ –	$ 743	$ 3,158
Loans	–	5,790	–	8,451	2,403	16,644
Derivatives	2	–	26	–	91	119
Other assets	–	–	–	–	365	365
	$ 6	$ 5,790	$ 2,437	$ 8,451	$ 3,602	$ 20,286
On-balance sheet liabilities						
Deposits	$ –	$ –	$ –	$ –	$ 166	$ 166
Derivatives	245	–	1	–	–	246
Other liabilities	–	–	–	–	7	7
	$ 245	$ –	$ 1	$ –	$ 173	$ 419
Maximum exposure to loss (2)	$ 54,715	$ 10,580	$ 3,068	$ 14,863	$ 5,595	$ 88,821
Total assets of unconsolidated structured entities	$ 53,641	$ 31,037	$ 440,924	$ 81,028	$ 461,919	$ 1,068,549

	As at October 31, 2022					
(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets						
Securities	$ 255	$ –	$ 3,089	$ –	$ 595	$ 3,939
Loans	–	5,334	–	8,494	2,487	16,315
Derivatives	25	–	–	–	100	125
Other assets	–	6	–	–	568	574
	$ 280	$ 5,340	$ 3,089	$ 8,494	$ 3,750	$ 20,953
On-balance sheet liabilities						
Deposits	$ –	$ –	$ –	$ –	$ –	$ –
Derivatives	171	–	–	–	–	171
Other liabilities	–	–	–	–	–	–
	$ 171	$ –	$ –	$ –	$ –	$ 171
Maximum exposure to loss (2)	$ 48,260	$ 8,658	$ 3,758	$ 14,339	$ 5,523	$ 80,538
Total assets of unconsolidated structured entities	$ 47,289	$ 26,543	$ 548,320	$ 64,361	$ 554,573	$ 1,241,086

(1) Total assets of unconsolidated structured entities represent the maximum assets that may have to be purchased by the conduits under purchase commitments outstanding. Of the purchase commitments outstanding, the conduits have purchased financial assets totalling $37 billion as at October 31, 2023 (October 31, 2022 – $32 billion).
(2) The maximum exposure to loss resulting from our interests in these entities consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily because of the notional amounts of the backstop liquidity and credit enhancement facilities. Refer to Note 24 for further details.

Below is a description of our involvement with each significant class of unconsolidated structured entity.

Multi-seller conduits
We administer multi-seller ABCP conduit programs. Multi-seller conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP.

In certain multi-seller conduit arrangements, we do not maintain any ownership of the multi-seller conduits that we administer and have no rights to, or control of, its assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation, execution and monitoring. The ABCP issued by each multi-seller conduit is in the conduit's own name with recourse to the financial assets owned by the multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing ABCP. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities.

For certain transactions, we act as counterparty to various hedging contracts to facilitate our clients' securitization of fixed rate and/or foreign currency denominated assets through the conduits. These may take the form of forward contracts, interest rate swaps or cross currency swaps. These derivatives expose us to foreign exchange and interest rate risks that are centrally managed by our foreign exchange trading and swap desks, respectively, and credit risk on the underlying assets that is mitigated by the credit enhancement described below.

Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses.

An unrelated third party (expected loss investor) absorbs losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before the multi-seller conduits' debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor has substantive power to direct the majority of the activities which significantly impact the conduit's economic performance, including initial selection and approval of the asset purchase commitments and liquidity facilities, approval of renewal and amendment of these transactions and facilities, sale or transfer of assets, ongoing monitoring of asset performance, mitigation of losses, and management of the ABCP liabilities.

We do not consolidate these multi-seller conduits as we do not control the conduits as noted above.

Structured finance

We participate in certain municipal bond TOB structures that we do not consolidate. These structures are similar to those consolidated municipal bond TOB structures described above; however, the residual certificates are held by third parties. We provide liquidity facilities for the benefit of floating-rate certificate holders which may be drawn if certificates are tendered but not able to be remarketed. For a portion of these trusts, we also provide a letter of credit for the underlying bonds held in the trust. We do not have decision-making power over the relevant activities of the structures; therefore, we do not consolidate these structures.

We provide senior warehouse financing to unaffiliated structured entities that are established by third parties to acquire loans for the purposes of issuing a term CLO transaction. Subordinated financing is provided during the warehouse phase by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorbs losses prior to ourselves as the senior lender. We act as the arranger and placement agent for the term CLO transaction. Proceeds from the sale of the term CLO are used to repay our senior warehouse financing, at which point we have no further involvement with the transaction. We do not consolidate these CLO structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. Subordinated financing is provided by either the collateral manager or third-party investors. Subordinated financing serves as the first loss tranche which absorbs losses prior to ourselves as the senior lender. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement generally designed to cover a multiple of historical losses. We do not consolidate these structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

Non-RBC managed investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to reference funds, and we economically hedge our exposure to these derivatives by investing in those reference funds. We also act as custodian for several funds. We do not consolidate those reference funds that are managed by third parties as we do not have power to direct their investing activities.

We provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. Undrawn liquidity commitments expose us to the liquidity risk of the preferred shares and drawn commitments expose us to the credit risk of the underlying municipal bonds. We do not consolidate these third-party managed funds as we do not have power to direct their investing activities.

Third-party securitization vehicles

We hold interests in securitization vehicles that provide funding to certain third parties on whose behalf the entities were created. The activities of these entities are limited to the purchase and sale of specified financial assets from the sponsor. We, as well as other financial institutions, are obligated to provide funding up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. Enhancements can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses. We do not consolidate these entities as we do not have decision-making power over the relevant activities, including the entities' investing and financing activities.

Other

Other unconsolidated structured entities include managed investment funds, arrangements to pass credit risk to third parties, credit investment products and tax credit funds.

We are sponsors and investment managers of mutual and pooled funds, which gives us the ability to direct the investment decisions of the funds. We do not consolidate those mutual and pooled funds if we exercise our decision-making power as an agent on behalf of other unit holders.

We use structured entities to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors' specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these entities (credit protection) and convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We act as sole arranger and swap provider for certain entities and, in some cases, fulfill other administrative functions for the entities. We do not consolidate these credit investment product entities as we do not have decision-making power over the relevant activities, which include selection of the collateral and reference portfolio, and are not exposed to a majority of the benefits or risks of the entities.

We created certain funds to pass through tax credits received from underlying low-income housing, historic rehabilitation real estate projects to third parties, new market tax credits or renewable energy tax credits to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the funds, arrange the financing, and perform the administrative duties of these tax credit funds. We do not consolidate the tax credit funds as the third-party investors in these funds have the decision-making power to select the underlying investments and are exposed to the majority of the residual ownership and tax risks of the funds.

We also purchase passive interests in renewable energy tax credit entities created and controlled by third parties. We do not consolidate these third-party funds as we do not have decision-making power over the relevant activities and our investments are managed as part of larger portfolios which are held for trading purposes.

Other interests in unconsolidated structured entities

In the normal course of business, we buy and sell passive interests in certain third-party structured entities, including mutual funds, exchange traded funds, and government-sponsored ABS vehicles. Our investments in these entities are managed as part of larger portfolios which are held for trading, liquidity or hedging purposes. We did not create or sponsor these entities and do not have any decision-making power over their ongoing activities. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, which are not included in the table above. As at October 31, 2023 and 2022, our investments in these entities were included in Trading and Investment securities on our Consolidated Balance Sheets. Refer to Note 3 and Note 4 for further details on our Trading and Investment securities.

Sponsored entities

We are a sponsor of certain structured entities in which we have interests but do not consolidate. In determining whether we are a sponsor of a structured entity, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, our initial and continuing involvement and whether we hold subordinated interests in the entity. We are considered to be the sponsor of certain credit investment products, tax credit entities, RBC managed mutual funds and a commercial mortgage securitization vehicle. During the year ended October 31, 2023, we did not transfer any commercial mortgages (October 31, 2022 – $450 million) to a sponsored securitization vehicle in which we did not have any interests as at the end of the reporting period.

Financial support provided to structured entities

During the years ended October 31, 2023 and 2022, we have not provided any financial or non-financial support to any consolidated or unconsolidated structured entities when we were not contractually obligated to do so. Furthermore, we have no intention to provide such support in the future.

Note 9 Derivative financial instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, credit risk, and equity or equity index. Non-financial derivatives are contracts whose value is derived from a precious metal, commodity instrument or index. The notional amount of derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by counterparties, and do not reflect our EAD.

Financial derivatives

Forwards and futures

Forward contracts are non-standardized agreements that are transacted between counterparties in the OTC market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below.

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the specified price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps

Swaps are OTC contracts in which two counterparties exchange a series of cash flows based on agreed upon rates applied to a notional amount. Examples of swap agreements are described below.

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Certain interest rate swaps are transacted and settled through clearing houses which act as central counterparties. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and notional amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument or commodity at a specified price, at or by a predetermined future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser's right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include but are not limited to interest rate options, foreign currency options, equity options and index options.

Credit derivatives
Credit derivatives are OTC contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in the value of the referenced asset as a result of specified credit events such as default or bankruptcy. They are similar in structure to an option, whereby the purchaser pays a premium to the seller of the credit default swap in return for payment contingent on a credit event affecting the referenced asset.

Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a referenced asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Other derivative products
Other contracts are stable value and equity derivative contracts.

Non-financial derivatives
Other contracts also include non-financial derivative products such as precious metal and commodity derivative contracts in both the OTC and exchange markets.

Derivatives issued for trading purposes
Most of our derivative transactions relate to client-driven sales and trading activities, and associated market risk hedging. Sales activities include the structuring and marketing of derivative products to clients, enabling them to modify or reduce risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves the active management of derivative transactions with the expectation of profiting from favourable movements in prices, rates, or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and product types. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Non-interest income – Trading revenue.

Derivatives issued for other-than-trading purposes
We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit, equity and foreign exchange risk related to our funding, lending, investment activities and asset/liability management.

Interest rate swaps are used to manage our exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. Purchased options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We predominantly use credit derivatives to manage our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. We also enter into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income – Other income.

Notional amount of derivatives by term to maturity (absolute amounts) (1)

	As at October 31, 2023					
	Term to maturity					
(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts						
Interest rate contracts						
Forward rate agreements	$ 1,008,978	$ 691,397	$ 358	$ 1,700,733	$ 1,700,733	$ –
Swaps	4,220,675	6,651,849	4,418,165	15,290,689	14,169,938	1,120,751
Options purchased	162,845	420,341	166,275	749,461	749,257	204
Options written	144,138	412,239	179,532	735,909	735,562	347
Foreign exchange contracts						
Forward contracts	2,336,565	106,069	4,082	2,446,716	2,363,796	82,920
Cross currency swaps	30,098	88,625	74,538	193,261	189,100	4,161
Cross currency interest rate swaps	972,658	2,055,058	1,141,295	4,169,011	4,107,125	61,886
Options purchased	244,721	73,407	2,663	320,791	320,791	–
Options written	254,534	71,039	2,305	327,878	327,878	–
Credit derivatives (2)	11,709	108,637	114,463	234,809	234,066	743
Other contracts (3)	261,528	140,225	13,088	414,841	401,373	13,468
Exchange-traded contracts						
Interest rate contracts						
Futures – long positions	103,195	24,283	1	127,479	126,879	600
Futures – short positions	99,792	54,817	1	154,610	154,445	165
Options purchased	12,801	3	–	12,804	12,804	–
Options written	11,206	1,468	–	12,674	12,674	–
Foreign exchange contracts						
Futures – long positions	124	–	–	124	124	–
Other contracts	571,970	154,677	4,586	731,233	731,233	–
	$ 10,447,537	$ 11,054,134	$ 6,121,352	$ 27,623,023	$ 26,337,778	$ 1,285,245

	As at October 31, 2022					
	Term to maturity					
(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts						
Interest rate contracts						
Forward rate agreements	$ 763,398	$ 44,188	$ 353	$ 807,939	$ 806,576	$ 1,363
Swaps	4,994,006	6,934,996	4,781,148	16,710,150	16,001,414	708,736
Options purchased	100,504	577,780	151,084	829,368	829,368	–
Options written	108,770	556,652	182,841	848,263	848,263	–
Foreign exchange contracts						
Forward contracts	2,187,124	86,136	2,648	2,275,908	2,230,901	45,007
Cross currency swaps	87,942	67,345	82,659	237,946	233,617	4,329
Cross currency interest rate swaps	518,244	1,572,490	879,541	2,970,275	2,918,063	52,212
Options purchased	58,075	18,061	3,199	79,335	79,335	–
Options written	62,266	16,623	3,274	82,163	82,163	–
Credit derivatives (2)	1,143	35,621	6,751	43,515	42,785	730
Other contracts (3)	228,709	93,431	19,392	341,532	327,860	13,672
Exchange-traded contracts						
Interest rate contracts						
Futures – long positions	148,032	50,869	–	198,901	197,251	1,650
Futures – short positions	233,941	98,763	65	332,769	332,320	449
Options purchased	56,353	12,173	–	68,526	68,526	–
Options written	16,394	6,168	–	22,562	22,562	–
Foreign exchange contracts						
Futures – long positions	164	–	–	164	164	–
Other contracts	539,103	89,147	2,094	630,344	630,344	–
	$ 10,104,168	$ 10,260,443	$ 6,115,049	$ 26,479,660	$ 25,651,512	$ 828,148

(1) The derivative notional amounts are determined using the standardized approach for measuring counterparty credit risk (SA-CCR) in accordance with the Capital Adequacy Requirements (CAR).
(2) Credit derivatives with a notional value of $1 billion (October 31, 2022 – $1 billion) are economic hedges. Trading credit derivatives comprise protection purchased of $119 billion (October 31, 2022 – $26 billion) and protection sold of $115 billion (October 31, 2022 – $17 billion).
(3) Other contracts exclude loan underwriting commitments of $2 billion (October 31, 2022 – $6 billion), which are not classified as derivatives under CAR guidelines.

Fair value of derivative instruments (1)

	As at			
	October 31, 2023		October 31, 2022	
(Millions of Canadian dollars)	**Positive**	**Negative**	Positive	Negative
Held or issued for trading purposes				
Interest rate contracts				
Forward rate agreements	**$ 76**	**$ 24**	$ 77	$ 25
Swaps	**26,320**	**22,965**	25,690	21,608
Options purchased	**11,230**	**–**	12,056	–
Options written	**–**	**11,776**	–	12,201
	37,626	**34,765**	37,823	33,834
Foreign exchange contracts				
Forward contracts	**22,972**	**22,655**	37,734	37,631
Cross currency swaps	**7,370**	**5,815**	8,680	9,087
Cross currency interest rate swaps	**55,268**	**46,550**	49,758	38,230
Options purchased	**2,623**	**–**	2,623	–
Options written	**–**	**1,790**	–	2,571
	88,233	**76,810**	98,795	87,519
Credit derivatives	**175**	**176**	388	125
Other contracts	**16,319**	**20,865**	18,474	21,084
	142,353	**132,616**	155,480	142,562
Held or issued for other-than-trading purposes				
Interest rate contracts				
Swaps	**1,907**	**7,436**	2,244	6,880
	1,907	**7,436**	2,244	6,880
Foreign exchange contracts				
Forward contracts	**860**	**509**	268	237
Cross currency swaps	**–**	**–**	–	22
Cross currency interest rate swaps	**555**	**4,484**	374	6,677
	1,415	**4,993**	642	6,936
Credit derivatives	**49**	**–**	–	–
Other contracts	**71**	**109**	313	273
	3,442	**12,538**	3,199	14,089
Total gross fair values before:	**145,795**	**145,154**	158,679	156,651
Valuation adjustments determined on a pooled basis	**(1,801)**	**(981)**	(2,055)	(975)
Impact of netting agreements that qualify for balance sheet offset	**(1,544)**	**(1,544)**	(2,185)	(2,185)
	$ 142,450	**$ 142,629**	$ 154,439	$ 153,491

(1) The fair value reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Fair value of derivative instruments by term to maturity (1)

	As at							
	October 31, 2023				October 31, 2022			
(Millions of Canadian dollars)	Less than 1 year	1 through 5 years	Over 5 years	Total	Less than 1 year	1 through 5 years	Over 5 years	Total
Derivative assets	$ 46,148	52,165	44,137	$ 142,450	$ 56,050	56,792	41,597	$ 154,439
Derivative liabilities	47,707	51,690	43,232	142,629	58,504	54,361	40,626	153,491

(1) The fair value reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Interest rate benchmark reform (1)

We use interest rate contracts in fair value hedges and cash flow hedges to manage our exposure to interest rate risk from our existing and/or forecast assets and liabilities. We also use foreign denominated deposit liabilities in net investment hedges to manage the foreign exchange risk arising from our investments in foreign operations. The hedging instruments designated to manage these risks reference IBORs in multiple jurisdictions and will be affected by the Reform as the markets transition to ABRs as discussed in Note 2.

The following table presents the notional or principal amount of our hedging instruments which reference IBORs and are affected by the Reform as discussed in Note 2. The notional or principal amounts of our hedging instruments also approximates the extent of the risk exposure we manage through hedging relationships:

	As at	
	October 31, 2023	October 31, 2022
(Millions of Canadian dollars)	Notional/Principal amounts	Notional/Principal amounts
Interest rate contracts		
USD LIBOR	$ –	$ 40,208
CDOR	115,048	114,159
Total Return Swaps		
CDOR	736	801
Non-derivative instruments		
USD LIBOR	–	237
	$ 115,784	$ 155,405

(1) Excludes interest rate contracts and non-derivative instruments which reference rates in multi-rate jurisdictions, including EURO Interbank Offered Rate and Australian Bank Bill Swap Rate (BBSW).

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract's notional amount.

We subject our derivative transactions to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We use a single internal rating system for all credit risk exposure, as outlined in the internal ratings maps in the Credit risk section of Management's Discussion and Analysis.

Offsetting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements and achieved when specific criteria are met in accordance with our accounting policy in Note 2. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value exceeds a specified threshold amount.

Replacement cost and credit equivalent amounts are determined in accordance with OSFI's non-modelled regulatory SA-CCR under the CAR guidelines. The replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements and applicable margins. The credit equivalent amount is defined as the replacement cost plus an additional amount for potential future credit exposure, scaled by a regulatory factor. The risk-weighted equivalent is determined by applying appropriate risk-weights to the credit equivalent amount, including those risk weights reflective of model approval under the internal ratings based approach.

Derivative-related credit risk (1)

(Millions of Canadian dollars)	October 31, 2023 Replacement cost	October 31, 2023 Credit equivalent amount	October 31, 2023 Risk-weighted equivalent (2)	October 31, 2022 Replacement cost	October 31, 2022 Credit equivalent amount	October 31, 2022 Risk-weighted equivalent (2)
Over-the-counter contracts						
Interest rate contracts						
Forward rate agreements	$ 58	$ 94	$ 6	$ 46	$ 76	$ 5
Swaps	9,613	24,448	3,721	9,699	21,698	5,187
Options purchased	610	1,547	353	108	426	119
Options written	123	564	152	15	543	164
Foreign exchange contracts						
Forward contracts	5,655	27,862	5,611	8,772	29,565	5,940
Swaps	4,261	21,483	4,274	6,072	22,188	4,556
Options purchased	841	1,742	383	536	1,111	340
Options written	95	441	109	28	313	86
Credit derivatives	356	1,834	219	299	766	114
Other contracts	1,933	16,002	4,929	5,196	20,457	7,520
Exchange-traded contracts	7,186	16,191	324	11,098	19,870	397
	$ 30,731	$ 112,208	$ 20,081	$ 41,869	$ 117,013	$ 24,428

(1) The amounts presented are net of master netting agreements in accordance with CAR guidelines.
(2) The risk-weighted balances are calculated in accordance with CAR guidelines and exclude CVA of $13 billion (October 31, 2022 – $16 billion).

Replacement cost of derivative instruments by risk rating and by counterparty type

As at October 31, 2023 (Millions of Canadian dollars)	Risk rating (1) AAA, AA	A	BBB	BB or lower	Total	Counterparty type (2) Banks	OECD governments	Other	Total
Gross positive fair values	$ 36,224	$ 70,010	$ 28,956	$ 10,605	$ 145,795	$ 69,841	$ 20,268	$ 55,686	$ 145,795
Impact of master netting agreements and applicable margins	24,025	60,556	22,765	7,718	115,064	68,151	20,237	26,676	115,064
Replacement cost (after netting agreements)	$ 12,199	$ 9,454	$ 6,191	$ 2,887	$ 30,731	$ 1,690	$ 31	$ 29,010	$ 30,731

As at October 31, 2022 (Millions of Canadian dollars)	Risk rating (1) AAA, AA	A	BBB	BB or lower	Total	Counterparty type (2) Banks	OECD governments	Other	Total
Gross positive fair values	$ 39,001	$ 72,983	$ 29,690	$ 17,005	$ 158,679	$ 73,616	$ 22,727	$ 62,336	$ 158,679
Impact of master netting agreements and applicable margins	21,552	62,614	21,818	10,826	116,810	71,582	22,597	22,631	116,810
Replacement cost (after netting agreements)	$ 17,449	$ 10,369	$ 7,872	$ 6,179	$ 41,869	$ 2,034	$ 130	$ 39,705	$ 41,869

(1) Our internal risk ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings, as outlined in the internal ratings maps in the Credit risk section of Management's Discussion and Analysis.
(2) Counterparty type is defined in accordance with CAR guidelines.

Derivatives in hedging relationships

We apply hedge accounting to minimize volatility in earnings and capital caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item.

Derivatives used in hedging relationships are recorded in Other Assets – Derivatives or Other Liabilities – Derivatives on our Consolidated Balance Sheets. Foreign currency-denominated liabilities used in net investment hedging relationships are recorded in Deposits – Business and Government and Subordinated debentures on our Consolidated Balance Sheets. Gains and losses relating to hedging ineffectiveness are recorded in Non-Interest income and amounts reclassified from hedge reserves in OCI to income are recorded in Net-interest income for cash flow hedges and Non-interest income for net investment hedges.

We assess and measure the effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. When cash instruments are designated as hedges of foreign exchange risks, only changes in their value due to foreign exchange risk are included in the assessment and measurement of hedge effectiveness.

Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

- Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset and frequency of payment.
- Difference in the discounting factors between the hedged item and the hedging instrument, taking into consideration the different reset frequency of the hedged item and hedging instrument.
- Hedging derivatives with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item.

Below is a description of our risk management strategy for each risk exposure that we decide to hedge:

Interest rate risk
We use interest rate contracts to manage our exposure to interest rate risk by modifying the repricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The swaps are designated in either a fair value hedge or a cash flow hedge and predominantly reference IBORs across multiple jurisdictions. Certain swaps will be affected by the Reform as the market transitions to ABRs.

For fair value hedges, we use interest rate contracts to manage the fair value movements of our fixed rate instruments due to changes in benchmark interest. The interest rate swaps are entered into on a one-to-one basis to manage the benchmark interest rate risk, and its terms are critically matched to the specified fixed rate instruments.

We also use interest rate swaps in fair value hedges to manage interest rate risk from residential mortgage assets and funding liabilities. Our exposure from this portfolio changes with the origination of new loans, repayments of existing loans and sale of securitized mortgages. Accordingly, we have adopted dynamic hedging for that portfolio, in which the hedge relationship is rebalanced on a more frequent basis, such as on a bi-weekly or on a monthly basis.

For cash flow hedges, we use interest rate contracts to manage the exposure to cash flow variability of our variable rate instruments as a result of changes in benchmark interest rates. The variable rate instruments and forecast transactions which reference certain IBORs and will be affected by the Reform. Whilst some of the interest rate swaps are entered into on a one-to-one basis to manage a specific exposure, other interest rate swaps may be entered into for managing interest rate risks of a portfolio of assets and liabilities.

Foreign exchange risk
We manage our exposure to foreign currency risk with cross currency swaps in a cash flow hedge, and foreign exchange forward contracts in a net investment hedge. Certain cash instruments may also be designated in a net investment hedge, where applicable.

For cash flow hedges, we use cross currency swaps and forward contracts to manage the cash flow variability arising from fluctuations in foreign exchange rates on our issued foreign denominated fixed rate liabilities and highly probable forecasted transactions. The maturity profile and repayment terms of these swaps are matched to those of our foreign denominated exposures to limit our cash flow volatility from changes in foreign exchange rates.

For net investment hedges, we use a combination of foreign exchange forwards and cash instruments, such as foreign denominated deposit liabilities, to manage our foreign exchange risk arising from our investments in foreign operations. Our most significant exposures include USD, GBP and Euro. When hedging net investments in foreign operations using foreign exchange forwards, only the undiscounted spot element of the foreign exchange forward is designated as the hedging instrument. Accordingly, changes in the fair value of the hedging instrument as a result of changes in forward rates and the effects of discounting are not included in the hedging effectiveness assessment. Foreign operations are only hedged to the extent of the principal of the foreign denominated deposit liabilities or notional amount of the derivative; we generally do not expect to incur significant ineffectiveness on hedges of net investments in foreign operations.

Equity price risk
We use total return swaps in cash flow hedges to mitigate the cash flow variability of the expected payment associated with our cash settled share-based compensation plan for certain key employees by exchanging interest payments for indexed RBC share price change and dividend returns.

Credit risk
We predominantly use credit derivatives to economically hedge our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Derivative instruments designated in hedging relationships (1)
The following table presents the fair values of the derivative instruments and the principal amounts of the non-derivative liabilities, categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at							
	October 31, 2023				October 31, 2022			
	Designated as hedging instruments in hedging relationships			**Not designated in a hedging relationship**	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship
(Millions of Canadian dollars)	**Fair value**	**Cash flow**	**Net investment**		Fair value	Cash flow	Net investment	
Assets								
Derivative instruments	**$ 156**	**$ 19**	**$ 13**	**$ 142,262**	$ 247	$ 57	$ 36	$ 154,099
Liabilities								
Derivative instruments	**50**	**100**	**409**	**142,070**	27	–	126	153,338
Non-derivative instruments	**–**	**–**	**25,427**	**n.a.**	–	–	25,798	n.a.

(1) The fair value reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
n.a. not applicable

The following tables provide the remaining term to maturity analysis of the notional amounts and the weighted average rates of the hedging instruments and their carrying amounts by types of hedging relationships:

Fair value hedges

	As at October 31, 2023					
	Notional amounts				Carrying amount (1)	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of fixed rate assets	$ 8,853	$ 62,948	$ 21,702	$ 93,503	$ 156	$ –
Hedge of fixed rate liabilities	23,592	75,130	10,236	108,958	–	50
Weighted average fixed interest rate						
Hedge of fixed rate assets	4.3%	3.6%	3.2%	3.6%		
Hedge of fixed rate liabilities	2.1%	2.4%	2.6%	2.3%		

	As at October 31, 2022					
	Notional amounts				Carrying amount (1)	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of fixed rate assets	$ 9,083	$ 32,173	$ 15,516	$ 56,772	$ 247	$ 3
Hedge of fixed rate liabilities	13,231	69,419	10,094	92,744	–	24
Weighted average fixed interest rate						
Hedge of fixed rate assets	1.1%	2.5%	2.8%	2.3%		
Hedge of fixed rate liabilities	1.9%	1.8%	2.0%	1.9%		

(1) The carrying amount reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Cash flow hedges

	As at October 31, 2023					
	Notional amounts				Carrying amount (1)	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of variable rate assets	$ 63,927	$ 68,470	$ 1,097	$ 133,494	$ –	$ –
Hedge of variable rate liabilities	16,696	63,527	32,802	113,025	–	–
Weighted average fixed interest rate						
Hedge of variable rate assets	4.5%	3.4%	3.7%	4.0%		
Hedge of variable rate liabilities	4.9%	3.8%	2.8%	3.7%		
Foreign exchange risk						
Cross currency swaps	$ 63	$ 916	$ –	$ 979	$ 19	$ 14
Weighted average CAD-EUR exchange rate	1.48	1.44	n.a.	1.45		
Weighted average CAD-USD exchange rate	n.a.	1.34	n.a.	1.34		

	As at October 31, 2022					
	Notional amounts				Carrying amount (1)	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk						
Interest rate contracts						
Hedge of variable rate assets	$ 50,436	$ 74,726	$ 1,023	$ 126,185	$ –	$ –
Hedge of variable rate liabilities	6,221	42,830	24,024	73,075	–	–
Weighted average fixed interest rate						
Hedge of variable rate assets	3.3%	2.8%	2.5%	3.0%		
Hedge of variable rate liabilities	2.0%	1.5%	2.0%	1.7%		
Foreign exchange risk						
Cross currency swaps	$ –	$ 314	$ –	$ 314	$ 32	$ –
Weighted average CAD-EUR exchange rate	n.a.	1.44	n.a.	1.44		
Weighted average CAD-USD exchange rate	n.a.	n.a.	n.a.	n.a.		

(1) The carrying amount reflects the impact of characterizing the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
n.a. not applicable

Net investment hedges

	As at October 31, 2023					
	Notional/Principal				Carrying amount	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk						
Foreign currency liabilities	**$ 6,061**	**$ 14,653**	**$ 6,413**	**$ 27,127**	**n.a.**	**$25,427**
Weighted average CAD-USD exchange rate	**1.28**	**1.29**	**1.33**	**1.30**		
Weighted average CAD-EUR exchange rate	**n.a.**	**n.a.**	**n.a.**	**n.a.**		
Weighted average CAD-GBP exchange rate	**–**	**1.71**	**–**	**1.71**		
Forward contracts	**$ 18,920**	**$ –**	**$ –**	**$ 18,920**	**$ 13**	**$ 409**
Weighted average CAD-USD exchange rate	**1.36**	**n.a.**	**n.a.**	**1.36**		
Weighted average CAD-EUR exchange rate	**1.45**	**n.a.**	**n.a.**	**1.45**		
Weighted average CAD-GBP exchange rate	**1.68**	**n.a.**	**n.a.**	**1.68**		

	As at October 31, 2022					
	Notional/Principal				Carrying amount	
(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk						
Foreign currency liabilities	$ 5,462	$ 20,851	$ 1,025	$ 27,338	n.a.	$ 25,798
Weighted average CAD-USD exchange rate	1.31	1.28	1.28	1.29		
Weighted average CAD-EUR exchange rate	–	1.51	1.48	1.51		
Weighted average CAD-GBP exchange rate	–	1.71	–	1.71		
Forward contracts	$ 6,089	$ –	$ –	$ 6,089	$ 36	$ 126
Weighted average CAD-USD exchange rate	1.34	n.a.	n.a.	1.34		
Weighted average CAD-EUR exchange rate	1.36	n.a.	n.a.	1.36		
Weighted average CAD-GBP exchange rate	1.55	n.a.	n.a.	1.55		

n.a. not applicable

The following tables present the details of the hedged items categorized by their hedging relationships:

Fair value hedges – Assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2023					
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount			
(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Consolidated Balance Sheet items:	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk						
Fixed rate assets (1)	**$86,734**	**$ –**	**$ (3,911)**	**$ –**	**Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale**	**$ (1,445)**
Fixed rate liabilities (1)	**–**	**102,535**	**–**	**(6,340)**	**Deposits – Business and government; Subordinated debentures; Deposits – Bank**	**276**

	As at and for the year ended October 31, 2022					
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount			
(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Consolidated Balance Sheet items:	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk						
Fixed rate assets (1)	$ 52,216	$ –	$ (3,285)	$ –	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale	$ (3,695)
Fixed rate liabilities (1)	–	86,738	–	(5,924)	Deposits – Business and government; Subordinated debentures; Deposits – Bank	5,742

(1) As at October 31, 2023, the accumulated amount of fair value hedge adjustments remaining on our Consolidated Balance Sheets for hedged items that have ceased to be adjusted for hedging gains and losses is a of loss of $539 million for fixed rate assets and a gain of $259 million for fixed rate liabilities (October 31, 2022 – loss of $486 million and loss of $25 million, respectively).

Cash flow and net investment hedges – Assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2023			
			Cash flow hedge/foreign currency translation reserve	
(Millions of Canadian dollars)	Consolidated Balance Sheet items:	Changes in fair values used for calculating hedge ineffectiveness	Continuing hedges	Discontinued hedges
Cash flow hedges				
Interest rate risk				
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail; Interest bearing deposits with banks; Assets purchased under reverse repurchase agreements and securities borrowed	$ 2,248	$ (2,115)	$ (3,126)
Variable rate liabilities	Deposits – Business and government; Deposits – Personal; Obligations related to assets sold under repurchase agreements and securities loaned	(2,558)	3,535	5,607
Foreign exchange risk				
Fixed rate assets	Securities – Investment, net of applicable allowance	50	–	–
Net investment hedges				
Foreign exchange risk				
Foreign subsidiaries	n.a.	1,513	(7,297)	(382)

	As at and for the year ended October 31, 2022			
			Cash flow hedge/foreign currency translation reserve	
(Millions of Canadian dollars)	Consolidated Balance Sheet items:	Changes in fair values used for calculating hedge ineffectiveness	Continuing hedges	Discontinued hedges
Cash flow hedges				
Interest rate risk				
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail; Interest bearing deposits with banks; Assets purchased under reverse repurchase agreements and securities borrowed	$ 4,720	$ (1,777)	$ (2,668)
Variable rate liabilities	Deposits – Business and government; Deposits – Personal; Obligations related to assets sold under repurchase agreements and securities loaned	(6,895)	5,471	2,231
Foreign exchange risk				
Fixed rate assets	Securities – Investment, net of applicable allowance	(17)	7	–
Net investment hedges				
Foreign exchange risk				
Foreign subsidiaries	n.a.	1,927	(5,936)	(421)

n.a. not applicable

Effectiveness of designated hedging relationships

	For the year ended October 31, 2023			
(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges				
Interest rate risk				
Interest rate contracts – fixed rate assets	$ 1,385	$ (60)	n.a.	n.a.
Interest rate contracts – fixed rate liabilities	(205)	71	n.a.	n.a.
Cash flow hedges				
Interest rate risk				
Interest rate contracts – variable rate assets	(2,232)	7	$ (3,930)	$ (3,121)
Interest rate contracts – variable rate liabilities	2,416	(11)	4,498	3,045
Foreign exchange risk				
Cross currency swap – fixed rate assets	(50)	–	(44)	(37)
Net investment hedges				
Foreign exchange risk				
Foreign currency liabilities	(684)	–	(684)	–
Forward contracts	(828)	–	(828)	(191)

(Millions of Canadian dollars)	For the year ended October 31, 2022 Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges				
Interest rate risk				
Interest rate contracts – fixed rate assets	$ 3,650	$ (45)	n.a.	n.a.
Interest rate contracts – fixed rate liabilities	(5,713)	29	n.a.	n.a.
Cash flow hedges				
Interest rate risk				
Interest rate contracts – variable rate assets	(4,698)	(36)	$ (4,432)	$ (185)
Interest rate contracts – variable rate liabilities	6,713	37	6,673	(118)
Foreign exchange risk				
Cross currency swap – fixed rate assets	17	–	23	17
Net investment hedges				
Foreign exchange risk				
Foreign currency liabilities	(1,771)	(3)	(1,768)	–
Forward contracts	(159)	–	(159)	(23)

(1) Hedge ineffectiveness recognized in income included gains of $3 million that are excluded from the assessment of hedge effectiveness and are offset by economic hedges (October 31, 2022 – losses of $19 million).
n.a. not applicable

Reconciliation of components of equity

The following table provides a reconciliation by risk category of each component of equity and an analysis of other comprehensive income relating to hedge accounting:

(Millions of Canadian dollars)	For the year ended October 31, 2023 Cash flow hedge reserve	For the year ended October 31, 2023 Foreign currency translation reserve	For the year ended October 31, 2022 Cash flow hedge reserve	For the year ended October 31, 2022 Foreign currency translation reserve
Balance at the beginning of the year	$ 2,394	$ 5,688	$ 566	$ 2,055
Cash flow hedges				
Effective portion of changes in fair value:				
Interest rate risk	568		2,241	
Foreign exchange risk	(44)		23	
Equity price risk	(119)		(1)	
Net amount reclassified to profit or loss:				
Ongoing hedges:				
Interest rate risk	(377)		(227)	
Foreign exchange risk	37		(17)	
Equity price risk	93		(23)	
De-designated hedges:				
Interest rate risk	453		530	
Hedges of net investment in foreign operations				
Foreign exchange denominated debt		(684)		(1,768)
Forward foreign exchange contracts		(828)		(159)
Foreign currency translation differences for foreign operations		2,164		5,085
Reclassification of losses (gains) on foreign currency translation to income		(160)		(18)
Reclassification of losses (gains) on net investment hedging activities to income		191		23
Tax on movements on reserves during the period	(249)	241	(698)	470
Balance at the end of the year	$ 2,756	$ 6,612	$ 2,394	$ 5,688

Note 10 Premises and equipment

(Millions of Canadian dollars)	For the year ended October 31, 2023								
	Owned by the Bank (1)						Right-of-use lease assets		
	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Buildings	Equipment	Total
Cost									
Balance at beginning of period	$ 141	$ 1,261	$ 1,169	$ 836	$ 2,845	$ 120	$ 5,748	$ 299	$ 12,419
Additions	–	–	32	12	29	511	385	80	1,049
Acquisition through business combination	–	–	–	–	–	–	–	–	–
Transfers from work in process	–	19	246	62	187	(514)	–	–	–
Disposals	–	(53)	(216)	(96)	(78)	(2)	(331)	(31)	(807)
Foreign exchange translation	1	6	22	9	32	1	103	–	174
Other	(2)	18	30	12	(8)	(8)	(12)	(31)	(1)
Balance at end of period	$ 140	$ 1,251	$ 1,283	$ 835	$ 3,007	$ 108	$ 5,893	$ 317	$ 12,834
Accumulated depreciation									
Balance at beginning of period	$ –	$ 627	$ 640	$ 525	$ 1,656	$ –	$ 1,643	$ 114	$ 5,205
Depreciation	–	51	247	91	235	–	559	92	1,275
Disposals	–	(50)	(216)	(88)	(70)	–	(112)	(31)	(567)
Foreign exchange translation	–	3	16	6	16	–	31	–	72
Other	–	15	36	16	26	–	28	(21)	100
Balance at end of period	$ –	$ 646	$ 723	$ 550	$ 1,863	$ –	$ 2,149	$ 154	$ 6,085
Net carrying amount at end of period	$ 140	$ 605	$ 560	$ 285	$ 1,144	$ 108	$ 3,744	$ 163	$ 6,749

(Millions of Canadian dollars)	For the year ended October 31, 2022								
	Owned by the Bank (1)						Right-of-use lease assets		
	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Buildings	Equipment	Total
Cost									
Balance at beginning of period	$ 145	$ 1,308	$ 1,126	$ 773	$ 2,754	$ 170	$ 5,394	$ 308	$ 11,978
Additions	–	–	24	3	28	397	270	138	860
Acquisition through business combination	–	–	4	1	6	1	55	–	67
Transfers from work in process	–	15	195	49	206	(465)	–	–	–
Disposals	(10)	(83)	(195)	(5)	(205)	(1)	(153)	(146)	(798)
Foreign exchange translation	7	24	17	15	67	6	58	(1)	193
Other	(1)	(3)	(2)	–	(11)	12	124	–	119
Balance at end of period	$ 141	$ 1,261	$ 1,169	$ 836	$ 2,845	$ 120	$ 5,748	$ 299	$ 12,419
Accumulated depreciation									
Balance at beginning of period	$ –	$ 664	$ 584	$ 427	$ 1,589	$ –	$ 1,133	$ 157	$ 4,554
Depreciation	–	48	234	94	233	–	569	87	1,265
Disposals	–	(80)	(192)	(4)	(204)	–	(106)	(146)	(732)
Foreign exchange translation	–	11	12	6	38	–	2	(1)	68
Other	–	(16)	2	2	–	–	45	17	50
Balance at end of period	$ –	$ 627	$ 640	$ 525	$ 1,656	$ –	$ 1,643	$ 114	$ 5,205
Net carrying amount at end of period	$ 141	$ 634	$ 529	$ 311	$ 1,189	$ 120	$ 4,105	$ 185	$ 7,214

(1) As at October 31, 2023, we had total contractual commitments of $120 million to purchase premises and equipment (October 31, 2022 – $185 million).

Lease payments

Total lease payments for the year ended October 31, 2023 were $1,326 million, of which $655 million or 49% relates to variable payments and $671 million or 51% relates to fixed payments. Total lease payments for the year ended October 31, 2022 were $1,213 million, of which $578 million or 48% relates to variable payments and $635 million or 52% relates to fixed payments.

Total variable lease payments not included in the measurement of lease liabilities were $647 million for the year ended October 31, 2023 (October 31, 2022 – $571 million).

Note 11 Goodwill and other intangible assets

Goodwill

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Investor Services	Insurance	Capital Markets	Total
	For the year ended October 31, 2023									
Balance at beginning of period	$ 2,574	$ 1,759	$ 589	$ 1,928	$ 3,027	$ 1,042	$ 59	$ 112	$ 1,187	$ 12,277
Acquisitions	70	–	–	–	–	–	–	–	–	70
Dispositions	–	–	–	–	–	–	(30)	–	–	(30)
Currency translations	–	32	4	88	53	82	–	–	18	277
Balance at end of period	$ 2,644	$ 1,791	$ 593	$ 2,016	$ 3,080	$ 1,124	$ 29	$ 112	$ 1,205	$ 12,594

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Investor Services (1)	Insurance	Capital Markets (1)	Total
	For the year ended October 31, 2022									
Balance at beginning of period	$ 2,557	$ 1,600	$ 577	$ 1,964	$ 2,768	$ 115	$ 60	$ 112	$ 1,101	$ 10,854
Acquisitions	17	–	–	33	–	880	–	–	–	930
Dispositions	–	–	–	–	(19)	–	–	–	–	(19)
Currency translations	–	159	12	(69)	278	47	(1)	–	86	512
Balance at end of period	$ 2,574	$ 1,759	$ 589	$ 1,928	$ 3,027	$ 1,042	$ 59	$ 112	$ 1,187	$ 12,277

(1) Amounts have been revised from those previously presented to conform to our new basis of segment presentation. Refer to Note 27 for further details of our business segments.

We perform our annual impairment test by comparing the carrying amount of each CGU to its recoverable amount. The recoverable amount of a CGU is represented by its VIU, except in circumstances where the carrying amount of a CGU exceeds its VIU. In such cases, the greater of the CGU's FVLCD and its VIU is the recoverable amount. Our annual impairment test is performed as at August 1.

In our 2023 annual impairment tests, the recoverable amount of our Caribbean Banking CGU was based on its FVLCD and the recoverable amounts of all other CGUs tested were based on their VIU. In our 2022 annual impairment tests, the recoverable amounts of the Caribbean Banking CGU and International Wealth Management CGU were based on their FVLCD and the recoverable amounts of all other CGUs tested were based on their VIU.

Value in use

We calculate VIU using a five-year discounted cash flow method, with the exception of our International Wealth Management CGU where cash flow projections covering a seven-year period were used, which more closely aligns with the strategic growth plan resulting from the acquisition of RBC Brewin Dolphin. Future cash flows are based on financial plans agreed by management, estimated based on forecast results, business initiatives, capital required to support future cash flows and returns to shareholders. Key drivers of future cash flows include net interest margins and average interest-earning assets. The values assigned to these drivers over the forecast period are based on past experience, external and internal economic forecasts, and management's expectations of the impact of economic conditions on our financial results. Beyond the initial cash flow projection period, cash flows are assumed to increase at a constant rate using a nominal long-term growth rate (terminal growth rate). Terminal growth rates are based on the long-term steady state growth expectations in the countries within which the CGU operates. The discount rates used to determine the present value of each CGU's projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. CGU-specific risks include: country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation).

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of the VIU to key inputs and assumptions used was tested by recalculating the recoverable amount using reasonably possible changes to those parameters. As at August 1, 2023, no reasonably possible change in an individual key input or assumption, as described, would result in a CGU's carrying amount exceeding its recoverable amount based on VIU.

The terminal growth rates and pre-tax discount rates used in our discounted cash flow models are summarized below.

	As at			
	August 1, 2023		August 1, 2022	
	Discount rate (1)	**Terminal growth rate**	Discount rate (1)	Terminal growth rate
Group of cash generating units				
Canadian Banking	**11.7%**	**3.0%**	11.0%	3.0%
Caribbean Banking	**12.9**	**3.5**	12.6	3.5
Canadian Wealth Management	**12.5**	**3.0**	11.8	3.0
Global Asset Management	**12.5**	**3.0**	11.8	3.0
U.S. Wealth Management (including City National)	**12.5**	**3.0**	12.8	3.0
International Wealth Management (2)	**12.5**	**3.0**	n.m.	n.m.
Investor Services	**12.4**	**3.0**	11.8	3.0
Insurance	**12.4**	**3.0**	11.6	3.0
Capital Markets	**12.7**	**3.0**	12.4	3.0

(1) Pre-tax discount rates are determined implicitly based on post-tax discount rates.
(2) The recoverable amount for our International Wealth Management CGU was determined using a multiples-based approach in 2022.
n.m. not meaningful

Fair value less costs of disposal – Caribbean Banking

As at August 1, 2023, the recoverable amount of our Caribbean Banking CGU, based on FVLCD, was 109% of its carrying amount (August 1, 2022 – 109%). We calculated FVLCD using a discounted cash flow method that projects future cash flows over a 5-year period. Cash flows are based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed to increase at a constant rate using a nominal long-term growth rate. Future cash flows, terminal growth rates, and discount rates are based on the same factors noted above. The forecast future cash flows were discounted using a pre-tax rate of 12.9% (August 1, 2022 – 12.6%), reflecting a higher interest rate environment. This fair value measurement is categorized as level 3 in the fair value hierarchy as certain significant inputs are not observable. We use significant judgment to determine inputs to the discounted cash flow model, which is most sensitive to changes in future cash flows, discount rates and terminal growth rates.

We considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations ranging from an immaterial deficit to an immaterial surplus. The sensitivity of the FVLCD to key inputs and assumptions was tested by recalculating the recoverable amount using reasonably possible changes to those parameters. A 50 bps change in the terminal growth rate would increase and decrease the recoverable amount by $235 million and $209 million, respectively. A 50 bps increase in the discount rate would decrease the recoverable amount by $278 million. A reduction in the forecasted cash flows of 10% per annum would reduce the recoverable amount by $485 million. If future cash flows were reduced by 8%, the recoverable amount would approximate the carrying amount. Changes in these assumptions have been applied holding other individual factors constant. However, changes in one factor may be magnified or offset by related changes in other assumptions as impacts to the recoverable amount are highly interdependent and changes in assumptions may not have a linear effect on the recoverable amount of the CGU. In aggregate, the range of reasonably possible outcomes would not materially affect the recoverable amount of the CGU.

Other intangible assets

(Millions of Canadian dollars)	For the year ended October 31, 2023					
	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount						
Balance at beginning of period	$ 5,076	$ 908	$ 1,630	$ 2,472	$ 1,535	$ 11,621
Additions	81	179	–	–	1,134	1,394
Acquisition through business combination	–	31	–	–	–	31
Transfers	1,067	78	–	–	(1,145)	–
Dispositions	(509)	(145)	–	(160)	8	(806)
Impairment losses	(73)	–	–	(9)	(5)	(87)
Currency translations	68	17	28	144	38	295
Other changes	(115)	29	–	9	(33)	(110)
Balance at end of period	$ 5,595	$ 1,097	$ 1,658	$ 2,456	$ 1,532	$ 12,338
Accumulated amortization						
Balance at beginning of period	$ (3,031)	$ (612)	$ (1,146)	$ (749)	$ –	$ (5,538)
Amortization charge for the year	(1,009)	(146)	(160)	(172)	–	(1,487)
Dispositions	506	157	–	114	–	777
Impairment losses	(19)	–	–	–	–	(19)
Currency translations	(37)	(13)	(24)	(33)	–	(107)
Other changes	(7)	(44)	–	(6)	–	(57)
Balance at end of period	$ (3,597)	$ (658)	$ (1,330)	$ (846)	$ –	$ (6,431)
Net balance at end of period	$ 1,998	$ 439	$ 328	$ 1,610	$ 1,532	$ 5,907

(Millions of Canadian dollars)	For the year ended October 31, 2022					
	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount						
Balance at beginning of period	$ 4,886	$ 894	$ 1,474	$ 1,414	$ 1,236	$ 9,904
Additions	25	16	–	–	1,256	1,297
Acquisition through business combination	–	14	–	1,292	148	1,454
Transfers	1,121	76	–	–	(1,197)	–
Dispositions	(960)	(111)	–	(329)	(5)	(1,405)
Impairment losses	(16)	–	–	–	(11)	(27)
Currency translations	71	48	149	113	30	411
Other changes	(51)	(29)	7	(18)	78	(13)
Balance at end of period	$ 5,076	$ 908	$ 1,630	$ 2,472	$ 1,535	$ 11,621
Accumulated amortization						
Balance at beginning of period	$ (2,979)	$ (572)	$ (885)	$ (997)	$ –	$ (5,433)
Amortization charge for the year	(976)	(137)	(153)	(103)	–	(1,369)
Dispositions	959	109	–	315	–	1,383
Impairment losses	9	–	–	–	–	9
Currency translations	(36)	(31)	(98)	13	–	(152)
Other changes	(8)	19	(10)	23	–	24
Balance at end of period	$ (3,031)	$ (612)	$ (1,146)	$ (749)	$ –	$ (5,538)
Net balance at end of period	$ 2,045	$ 296	$ 484	$ 1,723	$ 1,535	$ 6,083

Note 12 Joint ventures and associated companies

We do not have any joint ventures or associated companies that are individually material to our financial results. The following table summarizes the carrying value of our interests in joint ventures and associated companies accounted for under the equity method as well as our share of the income of those entities.

(Millions of Canadian dollars)	Joint ventures		Associated companies	
	As at and for the year ended			
	October 31 2023	October 31 2022	**October 31 2023**	October 31 2022
Carrying amount	**$ 215**	$ 248	**$ 286**	$ 463
Share of:				
Net income (1)	**$ 18**	$ 103	**$ 5**	$ 7

(1) Excludes impairment losses recognized on our interests in joint ventures and associated companies. During the year ended October 31, 2023, we recognized impairment losses of $242 million in Non-interest income – Income (loss) from joint ventures and associates with respect to our interest in an associated company in our Wealth Management segment (October 31, 2022 – $nil).

Note 13 Other assets

(Millions of Canadian dollars)	As at October 31 2023	October 31 2022
Accounts receivable and prepaids	$ 4,373	$ 4,250
Accrued interest receivable	7,775	4,703
Cash collateral	20,104	25,634
Commodity trading receivables	5,979	7,054
Deferred income tax asset	2,446	1,472
Employee benefit assets	2,826	3,331
Held-for-sale assets	2,562	11
Insurance-related assets		
Collateral loans	528	524
Policy loans	87	85
Reinsurance assets	1,127	1,084
Other	13	12
Investments in joint ventures and associates	501	711
Margin deposits	8,849	14,684
Precious metals	2,753	1,772
Receivable from brokers, dealers and clients	2,834	3,299
Taxes receivable	8,908	6,933
Other	5,403	4,741
	$ 77,068	$ 80,300

Note 14 Deposits

	As at							
	October 31, 2023				October 31, 2022			
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$ 186,530	$ 57,614	$ 197,802	$ 441,946	$ 203,645	$ 64,743	$ 136,544	$ 404,932
Business and government	316,200	19,056	409,819	745,075	348,004	17,855	394,011	759,870
Bank	7,996	769	35,901	44,666	10,458	490	33,064	44,012
	$ 510,726	$ 77,439	$ 643,522	$ 1,231,687	$ 562,107	$ 83,088	$ 563,619	$ 1,208,814
Non-interest-bearing (4)								
Canada	$ 132,994	$ 6,107	$ 168	$ 139,269	$ 149,737	$ 7,797	$ 466	$ 158,000
United States	40,646	–	–	40,646	52,702	–	–	52,702
Europe (5)	17	–	–	17	620	–	–	620
Other International	7,265	–	–	7,265	7,840	–	–	7,840
Interest-bearing (4)								
Canada	302,746	14,641	493,347	810,734	305,779	17,982	409,586	733,347
United States	16,210	55,895	78,837	150,942	11,410	57,055	85,111	153,576
Europe (5)	5,353	726	51,812	57,891	28,276	254	52,144	80,674
Other International	5,495	70	19,358	24,923	5,743	–	16,312	22,055
	$ 510,726	$ 77,439	$ 643,522	$ 1,231,687	$ 562,107	$ 83,088	$ 563,619	$ 1,208,814

(1) Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2) Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3) Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4) The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at October 31, 2023, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $445 billion, $34 billion, $49 billion and $32 billion, respectively (October 31, 2022 – $465 billion, $35 billion, $50 billion and $30 billion, respectively).
(5) Europe includes the United Kingdom, the Channel Islands, France and Luxembourg.

Contractual maturities of term deposits

(Millions of Canadian dollars)	As at October 31 2023	October 31 2022
Within 1 year:		
less than 3 months	$ 182,373	$ 159,602
3 to 6 months	69,868	61,996
6 to 12 months	151,079	156,531
1 to 2 years	76,232	49,225
2 to 3 years	49,965	42,809
3 to 4 years	36,774	27,609
4 to 5 years	36,506	33,835
Over 5 years	40,725	32,012
	$ 643,522	$ 563,619
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$ 586,000	$ 521,000

Average deposit balances and average rates of interest

(Millions of Canadian dollars, except for percentage amounts)	For the year ended			
	October 31, 2023		October 31, 2022	
	Average balances	Average rates	Average balances	Average rates
Canada	$ 913,669	3.02%	$ 847,052	1.02%
United States	196,490	2.74	207,436	0.50
Europe	70,426	4.22	81,824	1.03
Other International	31,035	2.26	28,613	0.72
	$ 1,211,620	3.03%	$ 1,164,925	0.92%

Note 15 Insurance

Risk management
Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to our expectations at the time of underwriting. We do not have a high degree of concentration risk due to our geographic diversity and business mix. Concentration risk is not a major concern for the life insurance business as it does not have a material level of region-specific characteristics. Reinsurance is also used for a majority of our Canadian insurance business to lower our risk profile and limit the liability on a single claim. We manage underwriting and pricing risk through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted, pricing policies by product line and controls over policy wordings. The risk that claims are handled or paid inappropriately is mitigated by using a range of information technology (IT) system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures, ensure that all claims are handled in a timely, appropriate and accurate manner.

Reinsurance ceded
In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to lower our risk profile, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from our direct obligations to the insured parties. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency. Reinsurance amounts (ceded premiums) included in Non-interest income are shown in the table below.

Net premiums and claims

(Millions of Canadian dollars)	For the year ended October 31 2023	October 31 2022
Gross premiums	$ 5,428	$ 4,913
Premiums ceded to reinsurers	(297)	(260)
Net premiums	$ 5,131	$ 4,653
Gross claims and benefits (1)	$ 3,960	$ 1,741
Reinsurers' share of claims and benefits	(261)	(273)
Net claims	$ 3,699	$ 1,468

(1) Includes the change in fair value of investments backing our policyholder liabilities.

Insurance claims and policy benefit liabilities
All actuarial assumptions are set in conjunction with Canadian Institute of Actuaries Standards of Practice and OSFI requirements. The assumptions that have the greatest effect on the measurement of insurance liabilities, the processes used to determine them and the assumptions used as at October 31, 2023 are as follows:

Mortality and morbidity – Mortality estimates are based on standard industry insured mortality tables, adjusted where appropriate to reflect our own experience. Morbidity assumptions are made with respect to the rates of claim incidence and claim termination for health insurance policies and are based on a combination of industry and our own experience.

Future investment yield – Assumptions are based on the current yield rate, a reinvestment assumption and an allowance for future credit losses for each line of business, and are developed using interest rate scenario testing, including prescribed scenarios for determination of minimum liabilities as set out in the actuarial standards.

Policyholder behaviour – Under certain policies, the policyholder has a contractual right to change benefits and premiums, as well as convert policies to permanent forms of insurance. All policyholders have the right to terminate their policies through lapse. Lapses represent the termination of policies due to non-payment of premiums. Lapse assumptions are primarily based on our recent experience adjusted for emerging industry experience where applicable.

Significant insurance assumptions

	As at	
	October 31 2023	October 31 2022
Life Insurance		
Canadian Insurance		
Mortality rates (1)	**0.11%**	0.11%
Morbidity rates (2)	**1.79**	1.81
Future reinvestment yield (3)	**3.73**	3.75
Lapse rates (4)	**0.50**	0.50
International Insurance		
Mortality rates (1)	**0.83**	0.80
Future reinvestment yield (3)	**2.90**	2.90

(1) Average annual death rate for the largest portfolio of insured policies.
(2) Average net termination rate for the individual and group disability insurance portfolio.
(3) Ultimate reinvestment rate of the insurance operations.
(4) Ultimate policy termination rate (lapse rate) for the largest permanent life insurance portfolio that relies on a higher termination rate to maintain its profitability (lapse-supported policies).

Insurance claims and policy benefit liabilities

The following table summarizes our gross and reinsurers' share of insurance liabilities at the end of the year.

	As at					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Life insurance policyholder liabilities						
Life, health and annuity	**$ 11,934**	**$ 968**	**$ 10,966**	$ 11,481	$ 902	$ 10,579
Investment contracts (1)	**38**	**–**	**38**	41	–	41
	$ 11,972	**$ 968**	**$ 11,004**	$ 11,522	$ 902	$ 10,620
Non-life insurance policyholder liabilities						
Unearned premium provision (1)	**$ 9**	**$ –**	**$ 9**	$ 7	$ –	$ 7
Unpaid claims provision	**32**	**1**	**31**	30	1	29
	$ 41	**$ 1**	**$ 40**	$ 37	$ 1	$ 36
	$ 12,013	**$ 969**	**$ 11,044**	$ 11,559	$ 903	$ 10,656

(1) Liabilities for investment contracts and unearned premium provision are reported in Other liabilities on the Consolidated Balance Sheets.

Reconciliation of life insurance policyholder liabilities

	For the year ended					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Balances at beginning of period	**$ 11,522**	**$ 902**	**$ 10,620**	$ 12,817	$ 861	$ 11,956
New and in-force policies (1)	**552**	**30**	**522**	(1,288)	(130)	(1,158)
Changes in assumption and methodology	**(99)**	**36**	**(135)**	(6)	171	(177)
Net change in investment contracts	**(3)**	**–**	**(3)**	(1)	–	(1)
Balances at end of period	**$ 11,972**	**$ 968**	**$ 11,004**	$ 11,522	$ 902	$ 10,620

(1) Includes the change in fair value of investments backing our policyholder liabilities.

The net increase in life insurance policyholder liabilities over the prior year was primarily attributable to business growth partially offset by asset and liability matching activities and market movements on assets backing life insurance policyholder liabilities. During the year, we reviewed all key actuarial methods and assumptions which are used in determining the life insurance policyholder liabilities resulting in a $135 million net decrease to such liabilities. This is primarily comprised of a decrease of $170 million arising from insurance risk related assumption updates largely due to mortality assumptions, partially offset by increases of $15 million due to changes to valuation models and related data and $14 million due to an increase in the crediting rate on universal life insurance policies.

Sensitivity analysis
The following table presents the sensitivity of the level of insurance policyholder liabilities disclosed in this note to reasonably possible changes in the actuarial assumptions used to calculate them. The percentage change in each variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net income. The analyses are performed where a single assumption is changed while holding other assumptions constant, which is unlikely to occur in practice.

		Net income impact for the year ended	
(Millions of Canadian dollars, except for percentage amounts)	Change in variable	October 31 2023	October 31 2022
Increase in market interest rates (1)	1%	$ 1	$ (10)
Decrease in market interest rates (1)	1	7	5
Increase in equity market values (2)	10	2	6
Decrease in equity market values (2)	10	(8)	(10)
Increase in maintenance expenses (3)	5	(32)	(33)
Life Insurance (3)			
Adverse change in annuitant mortality rates	2	(177)	(166)
Adverse change in assurance mortality rates	2	(54)	(59)
Adverse change in morbidity rates	5	(177)	(181)
Adverse change in lapse rates	10	(192)	(199)

(1) Sensitivities for market interest rates include the expected current period earnings impact of a 100 basis points shift in the yield curve by increasing the current reinvestment rates while holding the assumed ultimate rates constant. The sensitivity consists of both the impact on assumed reinvestment rates in the actuarial liabilities and any changes in fair value of assets and liabilities from the yield curve shift.
(2) Sensitivities to changes in equity market values are composed of the expected current period earnings impact from differences in the changes in fair value of the equity asset holdings and the partially offsetting impact on the actuarial liabilities.
(3) Sensitivities to changes in maintenance expenses and life insurance actuarial assumptions include the expected current period earnings impact from recognition of increased liabilities due to an adverse change in the given assumption over the lifetime of all in-force policies.

Note 16 Segregated funds

We offer certain individual variable insurance contracts that allow policyholders to invest in segregated funds. The investment returns on these funds are passed directly to the policyholders. Amounts invested are at the policyholders' risk, except where the policyholders have selected options providing maturity and death benefit guarantees. A liability for the guarantees is recorded in Insurance claims and policy benefit liabilities.

Segregated fund net assets are recorded at fair value. All of our segregated fund net assets are categorized as Level 1 in the fair value hierarchy. The fair value of the segregated fund liabilities is equal to the fair value of the segregated fund net assets. Segregated fund net assets and segregated fund liabilities are presented on separate lines on the Consolidated Balance Sheets. The following tables present the composition of net assets and the changes in net assets for the year.

Segregated fund net assets

	As at	
(Millions of Canadian dollars)	October 31 2023	October 31 2022
Cash	$ 40	$ 39
Investment in mutual funds	2,719	2,598
Other assets (liabilities), net	1	1
	$ 2,760	$ 2,638

Changes in net assets

	For the year ended	
(Millions of Canadian dollars)	October 31 2023	October 31 2022
Net assets at beginning of period	$ 2,638	$ 2,666
Additions (deductions):		
Deposits from policyholders	734	859
Net realized and unrealized gains (losses)	52	(301)
Interest and dividends	76	56
Payment to policyholders	(668)	(573)
Management and administrative fees	(72)	(69)
Net assets at end of period	$ 2,760	$ 2,638

Note 17 Employee benefits – Pension and other post-employment benefits

Plan characteristics

We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The majority of beneficiaries of the pension plans are located in Canada and other beneficiaries of the pension plans are primarily located in the U.S., the U.K. and the Caribbean. The pension arrangements including investment, plan benefits and funding decisions are governed by local pension committees or trustees, who are legally segregated from the Bank, or management. Significant plan changes require the approval of the Board of Directors.

Our defined benefit pension plans provide pension benefits based on years of service, contributions and average earnings at retirement. Our primary defined benefit pension plans are closed to new members. New employees are generally eligible to join defined contribution pension plans. The specific features of these plans vary by location. We also provide supplemental non-registered (non-qualified) pension plans for certain executives and senior management that are typically unfunded or partially funded.

Our defined contribution pension plans provide pension benefits based on accumulated employee and Bank contributions. The Bank contributions are based on a percentage of an employee's annual earnings and a portion of the Bank contribution may be dependent on the amount being contributed by the employee and their years of service.

Our primary other post-employment benefit plans provide health, dental, disability and life insurance coverage and cover a number of current and retired employees who are mainly located in Canada. These plans are unfunded unless required by legislation.

We measure our benefit obligations and pension assets as at October 31 each year. All plans are valued using the projected unit-credit method. We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plan, the most recent funding actuarial valuation was completed on January 1, 2023, and the next valuation is required no later than January 1, 2026.

For the year ended October 31, 2023, total contributions to our pension plans (defined benefit and defined contribution plans) and other post-employment benefit plans were $346 million and $80 million (October 31, 2022 – $427 million and $79 million), respectively. For 2024, total contributions to our pension plans and other post-employment benefit plans are expected to be $408 million and $86 million, respectively.

Risks

By their design, the defined benefit pension and other post-employment benefit plans expose the Bank to various risks such as investment performance, reductions in discount rates used to value the obligations, increased longevity of plan members, future inflation levels impacting future salary increases as well as future increases in healthcare costs. These risks will reduce over time due to the membership closure of our primary defined benefit pension plans and migration to defined contribution pension plans.

The following table presents the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

	As at			
	October 31, 2023		October 31, 2022	
(Millions of Canadian dollars)	**Defined benefit pension plans**	**Other post-employment benefit plans**	Defined benefit pension plans	Other post-employment benefit plans
Canada				
Fair value of plan assets	**$ 13,704**	**$ –**	$ 14,310	$ –
Present value of defined benefit obligation	**11,142**	**1,348**	11,271	1,387
Net surplus (deficit)	**$ 2,562**	**$ (1,348)**	$ 3,039	$ (1,387)
International				
Fair value of plan assets	**$ 664**	**$ –**	$ 716	$ –
Present value of defined benefit obligation	**585**	**69**	622	75
Net surplus (deficit)	**$ 79**	**$ (69)**	$ 94	$ (75)
Total				
Fair value of plan assets	**$ 14,368**	**$ –**	$ 15,026	$ –
Present value of defined benefit obligation	**11,727**	**1,417**	11,893	1,462
Total net surplus (deficit)	**$ 2,641**	**$ (1,417)**	$ 3,133	$ (1,462)
Effect of asset ceiling	**(9)**	**–**	(8)	–
Total net surplus (deficit), net of effect of asset ceiling	**$ 2,632**	**$ (1,417)**	$ 3,125	$ (1,462)
Amounts recognized in our Consolidated Balance Sheets				
Employee benefit assets	**$ 2,826**	**$ –**	$ 3,331	$ –
Employee benefit liabilities	**(194)**	**(1,417)**	(206)	(1,462)
Total net surplus (deficit), net of effect of asset ceiling	**$ 2,632**	**$ (1,417)**	$ 3,125	$ (1,462)

The following table presents an analysis of the movement in the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

(Millions of Canadian dollars)	As at or for the year ended			
	October 31, 2023		October 31, 2022	
	Defined benefit pension plans (1)	**Other post-employment benefit plans**	Defined benefit pension plans (1)	Other post-employment benefit plans
Fair value of plan assets at beginning of period	**$ 15,026**	**$ –**	$ 17,703	$ –
Interest income	**786**	**–**	580	–
Remeasurements				
Return on plan assets (excluding interest income)	**(895)**	**–**	(2,931)	–
Change in foreign currency exchange rate	**55**	**–**	(62)	–
Contributions – Employer	**23**	**80**	177	79
Contributions – Plan participant	**44**	**22**	45	20
Payments	**(645)**	**(102)**	(610)	(99)
Payments – amount paid in respect of settlements	**–**	**–**	3	–
Business combinations/Disposals	**(17)**	**–**	135	–
Other	**(9)**	**–**	(14)	–
Fair value of plan assets at end of period	**$ 14,368**	**$ –**	$ 15,026	$ –
Benefit obligation at beginning of period	**$ 11,893**	**$ 1,462**	$ 15,315	$ 1,780
Current service costs	**195**	**33**	308	42
Past service costs	**–**	**(2)**	(1)	2
Gains and losses on settlements	**–**	**–**	(3)	–
Interest expense	**624**	**77**	496	63
Remeasurements				
Actuarial losses (gains) from demographic assumptions	**(2)**	**(24)**	(2)	(1)
Actuarial losses (gains) from financial assumptions	**(480)**	**(46)**	(3,797)	(341)
Actuarial losses (gains) from experience adjustments	**70**	**(1)**	83	(9)
Change in foreign currency exchange rate	**45**	**1**	(47)	6
Contributions – Plan participant	**44**	**22**	45	20
Payments	**(645)**	**(102)**	(610)	(99)
Payments – amount paid in respect of settlements	**–**	**–**	3	–
Business combinations/Disposals	**(17)**	**(3)**	103	(1)
Benefit obligation at end of period	**$ 11,727**	**$ 1,417**	$ 11,893	$ 1,462
Unfunded obligation	**$ 18**	**$ 1,417**	$ 23	$ 1,462
Wholly or partly funded obligation	**11,709**	**–**	11,870	–
Total benefit obligation	**$ 11,727**	**$ 1,417**	$ 11,893	$ 1,462

(1) For pension plans with funding deficits, the benefit obligations and fair value of plan assets as at October 31, 2023 were $300 million and $106 million, respectively (October 31, 2022 – $323 million and $117 million, respectively).

Pension and other post-employment benefit expense

The following table presents the composition of our pension and other post-employment benefit expense related to our material pension and other post-employment benefit plans worldwide.

(Millions of Canadian dollars)	For the year ended			
	Pension plans		Other post-employment benefit plans	
	October 31 2023	October 31 2022	**October 31 2023**	October 31 2022
Current service costs	**$ 195**	$ 308	**$ 33**	$ 42
Past service costs	**–**	(1)	**(2)**	2
Gains and losses on settlements	**–**	(3)	**–**	–
Net interest expense (income)	**(162)**	(84)	**77**	63
Remeasurements of other long term benefits	**–**	–	**(1)**	(26)
Administrative expense	**9**	14	**–**	–
Defined benefit pension expense	**$ 42**	$ 234	**$ 107**	$ 81
Defined contribution pension expense	**323**	250	**–**	–
	$ 365	$ 484	**$ 107**	$ 81

Service costs for the year ended October 31, 2023 totalled $193 million (October 31, 2022 – $305 million) for pension plans in Canada and $2 million (October 31, 2022 – $2 million) for International plans. Net interest expense (income) for the year ended October 31, 2023 totalled $(157) million (October 31, 2022 – $(83) million) for pension plans in Canada and $(5) million (October 31, 2022 – $(1) million) for International plans.

Pension and other post-employment benefit remeasurements

The following table presents the composition of our remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide.

	For the year ended			
	Defined benefit pension plans		Other post-employment benefit plans	
(Millions of Canadian dollars)	**October 31 2023**	October 31 2022	**October 31 2023**	October 31 2022
Actuarial (gains) losses:				
Changes in demographic assumptions	**$ (2)**	$ (2)	**$ (27)**	$ (1)
Changes in financial assumptions	**(480)**	(3,797)	**(45)**	(319)
Experience adjustments	**70**	83	**2**	(5)
Return on plan assets (excluding interest based on discount rate)	**895**	2,931	**–**	–
Change in asset ceiling (excluding interest income)	**1**	2	**–**	–
	$ 484	$ (783)	**$ (70)**	$ (325)

Remeasurements recorded in OCI for the year ended October 31, 2023 were losses of $440 million (October 31, 2022 – gains of $798 million) for pension plans in Canada and losses of $44 million (October 31, 2022 – losses of $15 million) for International plans.

Investment policy and strategies

Defined benefit pension plan assets are invested prudently in order to meet our longer-term pension obligations. The pension plans' investment strategy is to hold a diversified mix of investments by asset class and geographic location in order to reduce investment-specific risk to the funded status while maximizing the expected returns to meet pension obligations. Investment of the plan's assets follows an asset/liability framework as investment is conducted with careful consideration of the pension obligation's sensitivity to interest rates and credit spreads which are key risk factors impacting the obligation's value. Factors taken into consideration in developing our asset mix include but are not limited to the following:

- the nature of the underlying benefit obligations, including the duration and term profile of the liabilities;
- the member demographics, including expectations for normal retirements, terminations, and deaths;
- the financial position of the pension plans;
- the diversification benefits obtained by the inclusion of multiple asset classes; and
- expected asset returns, including asset and liability correlations, along with liquidity requirements of the plan.

To implement our asset mix policy, we may invest in debt securities, equity securities, and alternative investments. Our holdings in certain investments, including common shares, debt securities rated lower than BBB and residential and commercial mortgages, cannot exceed a defined percentage of the market value of our defined benefit pension plan assets. We may use derivative instruments as either a synthetic investment to more efficiently replicate the performance of an underlying security, or as a hedge against financial risks within the plan. To manage our credit risk exposure, where derivative instruments are not centrally cleared, counterparties are required to meet minimum credit ratings and enter into collateral agreements.

Our defined benefit pension plan assets are primarily comprised of debt and equity securities and alternative investments. Our equity securities generally have unadjusted quoted market prices in an active market (Level 1) and our debt securities generally have quoted market prices for similar assets in an active market (Level 2). Alternative investments and other includes cash, hedge funds, and private fund investments including infrastructure equity, real estate, private debt and private equity. In the case of private fund investments, no quoted market prices are usually available (Level 2 or Level 3). These fund assets are either valued by an independent valuator or priced using observable market inputs.

During the year ended October 31, 2023, the management of defined benefit pension investments focused on increased allocation to risk reducing investments and strategies, improving diversification, while striving to maintain expected investment return. Over time, an increasing allocation to debt securities is being used to reduce asset/liability duration mismatch and hence variability of the plan's funded status due to interest rate movement. Longer maturity debt securities, given their price sensitivity to movements in interest rates, are considered to be a good economic hedge to risk associated with the plan's liabilities, which are discounted using predominantly long maturity bond interest rates as inputs.

Asset allocation of defined benefit pension plans (1), (2)

(Millions of Canadian dollars, except percentages)	As at October 31, 2023 Fair value	Percentage of total plan assets	Quoted in active market (3)	October 31, 2022 Fair value	Percentage of total plan assets	Quoted in active market (3)
Equity securities						
Domestic	$ 723	5%	100%	$ 1,469	10%	100%
Foreign	1,726	12	100	2,799	19	100
Debt securities						
Domestic government bonds (4)	4,343	30	–	3,489	23	–
Foreign government bonds	128	1	–	114	1	–
Corporate and other bonds	3,296	23	–	3,171	21	–
Alternative investments and other	4,152	29	6	3,984	26	8
	$ 14,368	100%	19%	$ 15,026	100%	30%

(1) The asset allocation is based on the underlying investments held directly and indirectly through the funds as this is how we manage our investment policy and strategies.
(2) Represents the total plan assets held in our Canadian and International pension plans.
(3) If our assessment of whether or not an asset was quoted in an active market was based on direct investments, 22% of our total plan assets would be classified as quoted in an active market (October 31, 2022 – 34%).
(4) Amounts are net of securities sold under repurchase agreements.

As at October 31, 2023, the plan assets include 0.3 million (October 31, 2022 – 0.7 million) of our common shares with a fair value of $37 million (October 31, 2022 – $89 million) and $62 million (October 31, 2022 – $48 million) of our debt securities. For the year ended October 31, 2023, dividends received on our common shares held in the plan assets were $3 million (October 31, 2022 – $4 million).

Maturity profile

The following table presents the maturity profile of our defined benefit pension plan obligation.

(Millions of Canadian dollars, except participants and years)	As at October 31, 2023 Canada	International	Total
Number of plan participants	65,890	5,963	71,853
Actual benefit payments 2023	$ 604	$ 41	$ 645
Benefits expected to be paid 2024	670	44	714
Benefits expected to be paid 2025	694	40	734
Benefits expected to be paid 2026	717	42	759
Benefits expected to be paid 2027	738	42	780
Benefits expected to be paid 2028	757	42	799
Benefits expected to be paid 2029-2033	4,013	226	4,239
Weighted average duration of defined benefit payments	12.2 years	15.1 years	12.3 years

Significant assumptions

Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment benefit expense are as follows:

Discount rate

For the Canadian pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a derived Canadian AA corporate bond yield curve. The derived curve is based on actual short and mid-maturity corporate AA rates and extrapolated longer term rates. The extrapolated corporate AA rates are derived from observed corporate A, corporate AA and provincial AA yields. For the International pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a local AA corporate bond yield curve. Spot rates beyond 30 years are set to equal the 30-year spot rate. The discount rate is the equivalent single rate that produces the same discounted value as that determined using the entire discount curve. This valuation methodology does not rely on assumptions regarding reinvestment returns.

Rate of increase in future compensation

The assumptions for increases in future compensation are developed separately for each plan, where relevant. Each assumption is set based on the price inflation assumption and compensation policies in each market, as well as relevant local statutory and plan-specific requirements.

Healthcare cost trend rates

Healthcare cost calculations are based on both short and long term trend assumptions established using the plan's recent experience as well as market expectations.

Weighted average assumptions to determine benefit obligation

	As at			
	Defined benefit pension plans		Other post-employment benefit plans	
	October 31 2023	October 31 2022	**October 31 2023**	October 31 2022
Discount rate	**5.7%**	5.4%	**5.8%**	5.5%
Rate of increase in future compensation	**3.0%**	3.0%	**n.a.**	n.a.
Healthcare cost trend rates (1)				
– Medical	**n.a.**	n.a.	**3.4%**	3.5%
– Dental	**n.a.**	n.a.	**3.1%**	3.1%

(1) For our other post-employment benefit plans, the assumed trend rates used to measure the expected benefit costs of the defined benefit obligations are also the ultimate trend rates.
n.a. not applicable

Mortality assumptions

Mortality assumptions are significant in measuring our obligations under the defined benefit pension plans. These assumptions have been set based on country specific statistics. Future longevity improvements have been considered and included where appropriate. The following table summarizes the mortality assumptions used for material plans.

	As at							
	October 31, 2023				October 31, 2022			
	Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at			
	Age 65		**Age 45**		Age 65		Age 45	
(In years)	**Male**	**Female**	**Male**	**Female**	Male	Female	Male	Female
Country								
Canada	**23.9**	**24.3**	**24.8**	**25.2**	23.9	24.2	24.8	25.1
United Kingdom	**23.5**	**25.4**	**24.7**	**26.8**	23.4	25.4	24.7	26.8

Sensitivity analysis

Assumptions adopted can have a significant effect on the value of the obligations for defined benefit pension and other post-employment benefit plans and are based on historical experience and market inputs. The increase (decrease) in obligation in the following table has been determined for key assumptions assuming all other assumptions are held constant. In practice, this is unlikely to occur, as changes in some of the assumptions may be correlated. The following table presents the sensitivity analysis of key assumptions for 2023.

	Increase (decrease) in obligation	
(Millions of Canadian dollars)	**Defined benefit pension plans**	**Other post-employment benefit plans**
Discount rate		
Impact of 100 bps increase in discount rate	**$ (1,228)**	**$ (149)**
Impact of 100 bps decrease in discount rate	**1,536**	**184**
Rate of increase in future compensation		
Impact of 50 bps increase in rate of increase in future compensation	**23**	**–**
Impact of 50 bps decrease in rate of increase in future compensation	**(25)**	**–**
Mortality rate		
Impact of an increase in longevity by one additional year	**289**	**18**
Healthcare cost trend rate		
Impact of 100 bps increase in healthcare cost trend rate	**n.a.**	**50**
Impact of 100 bps decrease in healthcare cost trend rate	**n.a.**	**(42)**

n.a. not applicable

Note 18 Other liabilities

(Millions of Canadian dollars)	As at October 31 2023	As at October 31 2022
Accounts payable and accrued expenses	$ 1,599	$ 1,292
Accrued interest payable	10,936	5,019
Cash collateral	23,365	26,143
Commodity liabilities	11,716	10,038
Deferred income	3,830	3,660
Deferred income taxes	426	439
Dividends payable	1,975	1,856
Employee benefit liabilities	1,611	1,668
Held-for-sale liabilities	2,560	–
Insurance related liabilities	342	324
Lease liabilities	4,764	5,110
Negotiable instruments	1,684	1,715
Payable to brokers, dealers and clients	8,065	10,974
Payroll and related compensation	9,088	8,991
Precious metals certificates	775	557
Provisions	644	627
Short-term borrowings of subsidiaries	4,507	9,609
Taxes payable	2,959	2,136
Other	5,324	5,077
	$ 96,170	$ 95,235

Note 19 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. The amounts presented below are net of our own holdings in these debentures, and include the impact of fair value hedges used for managing interest rate risk.

Maturity	Earliest par value redemption date	Interest rate	Denominated in foreign currency (millions)	As at October 31 2023	As at October 31 2022
June 8, 2023 (1)		9.30%		$ –	$ 110
January 27, 2026 (2)		4.65%	US$1,500	1,939	1,884
November 1, 2027 (3)	November 1, 2022	4.75%	TT$300	–	60
July 25, 2029 (2)	July 25, 2024	2.74% (4)		1,459	1,415
December 23, 2029 (2)	December 23, 2024	2.88% (5)		1,442	1,412
February 1, 2033 (2)	February 1, 2028	5.01% (6)		1,418	–
June 30, 2030 (2)	June 30, 2025	2.09% (7)		1,249	1,250
November 3, 2031 (2)	November 3, 2026	2.14% (8)		1,637	1,637
May 3, 2032 (2)	May 3, 2027	2.94% (9)		919	932
January 28, 2033 (2)	January 28, 2028	1.67% (10)		868	875
October 1, 2083	Any interest payment date	(11)		224	224
June 29, 2085	Any interest payment date	(12)	US$174	241	237
				$ 11,396	$ 10,036
Deferred financing costs				(10)	(11)
				$ 11,386	$ 10,025

(Millions of Canadian dollars, except percentage and foreign currency)

(1) On June 8, 2023, all $110 million of outstanding 9.30% subordinated debentures matured. The principal plus accrued interest were paid to noteholders on the maturity date.
(2) The notes include NVCC provisions, necessary for the notes to qualify as Tier 2 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1.5 and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then times the multiplier.
(3) On November 1, 2022, we redeemed all TT$300 million of outstanding 4.75% subordinated debentures due on November 1, 2027 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
(4) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.98% above the 3-month CDOR.
(5) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.89% above the 3-month CDOR.
(6) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.12% above the Daily Compounded CORRA.
(7) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.31% above the 3-month CDOR.
(8) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.61% above the 3-month CDOR.
(9) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.76% above the 3-month CDOR.
(10) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.55% above the 3-month CDOR.
(11) Interest at a rate of 0.40% above the 30-day Bankers' Acceptance rate.
(12) Interest at a rate of 0.25% above the U.S. dollar 3-month London Interbank Mean Rate (LIMEAN) under a synthetic methodology. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of OSFI.

Maturity schedule
The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

(Millions of Canadian dollars)	As at October 31 2023
Within 1 year	$ –
1 to 5 years	1,939
5 to 10 years	8,992
Thereafter	465
	$ 11,396

Share capital

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; provided that the maximum aggregate consideration for all First Preferred Shares outstanding at any time may not exceed $30 billion, and for all Second Preferred Shares that may be issued may not exceed $5 billion.

Common – An unlimited number of shares without nominal or par value may be issued.

Outstanding share capital

The following table details our common and preferred shares and other equity instruments outstanding.

	As at and for the year ended					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars, except the number of shares and as otherwise noted)	Number of shares (thousands)	Amount	Dividends declared per share	Number of shares (thousands)	Amount	Dividends declared per share
Common shares issued						
Balance at beginning of period	1,385,591	$ 17,318		1,425,187	$ 17,728	
Issued in connection with share-based compensation plans (1)	740	68		1,270	99	
Issued in connection with dividend reinvestment plan	16,042	2,012		–	–	
Purchased for cancellation (2)	–	–		(40,866)	(509)	
Balance at end of period	1,402,373	$ 19,398	$ 5.34	1,385,591	$ 17,318	$ 4.96
Treasury – common shares						
Balance at beginning of period (3)	(2,680)	$ (334)		(662)	$ (73)	
Purchases	(30,195)	(3,556)		(48,437)	(5,183)	
Sales	31,013	3,659		46,419	4,922	
Balance at end of period (3)	(1,862)	$ (231)		(2,680)	$ (334)	
Common shares outstanding	1,400,511	$ 19,167		1,382,911	$ 16,984	
Preferred shares and other equity instruments issued						
First preferred (4)						
Non-cumulative, fixed rate						
Series BH	6,000	$ 150	$ 1.23	6,000	$ 150	$ 1.23
Series BI	6,000	150	1.23	6,000	150	1.23
Non-cumulative, 5-Year Rate Reset						
Series AZ	20,000	500	0.93	20,000	500	0.93
Series BB	20,000	500	0.91	20,000	500	0.91
Series BD	24,000	600	0.80	24,000	600	0.80
Series BF	12,000	300	0.75	12,000	300	0.75
Series BO	14,000	350	1.20	14,000	350	1.20
Series BT	750	750	4.20%	750	750	4.20%
Non-cumulative, fixed rate/floating rate						
Series C-2 (5)	15	23	US$ 67.50	15	23	US$ 67.50
Other equity instruments						
Limited recourse capital notes (LRCNs) (6)						
Series 1 (7)	1,750	1,750	4.50%	1,750	1,750	4.50%
Series 2 (7)	1,250	1,250	4.00%	1,250	1,250	4.00%
Series 3 (7)	1,000	1,000	3.65%	1,000	1,000	3.65%
	106,765	$ 7,323		106,765	$ 7,323	
Treasury – preferred shares and other equity instruments						
Balance at beginning of period (3)	(12)	$ (5)		(164)	$ (39)	
Purchases	(1,924)	(519)		(2,811)	(518)	
Sales	1,927	515		2,963	552	
Balance at end of period (3)	(9)	$ (9)		(12)	$ (5)	
Preferred shares and other equity instruments outstanding	106,756	$ 7,314		106,753	$ 7,318	

(1) Includes fair value adjustments to stock options of $6 million (October 31, 2022 – $6 million).

(2) During the year ended October 31, 2023, we did not purchase for cancellation any common shares. During the year ended October 31, 2022, we purchased for cancellation common shares at a total fair value of $5,426 million (average cost of $132.80 per share), with a book value of $509 million (book value of $12.47 per share).

(3) Positive amounts represent a short position and negative amounts represent a long position.

(4) First Preferred Shares were issued at $25 per share with the exception of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BT (Series BT) and Non-Cumulative Fixed Rate/Floating Rate First Preferred Shares Series C-2 (Series C-2) which were issued at $1,000 and US$1,000 per share (equivalent to US$25 per depositary share), respectively.

(5) On November 7, 2023, we redeemed all of our issued and outstanding Non-Cumulative Fixed Rate/Floating Rate First Preferred Shares Series C-2 for cash at a redemption price of US$1,000 per share (equivalent to US$25 per depositary share).

(6) Each series of LRCNs (LRCN Series) were issued at a $1,000 per note. The number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.

(7) In connection with the issuance of LRCN Series 1, we issued $1,750 million of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, we issued $1,250 million of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, we issued $1,000 million of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BS (Series BS). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and were issued to a consolidated trust to be held as trust assets in connection with each respective LRCN Series.

Significant terms and conditions of preferred shares and other equity instruments

As at October 31, 2023	Current annual yield	Premium	Current dividend per share (1)	Earliest redemption date (2)	Issue date	Redemption price (2), (3)
Preferred shares						
First preferred						
Non-cumulative, fixed rate						
Series BH (4)	4.90%		$ .306250	November 24, 2020	June 5, 2015	$ 26.00
Series BI (4)	4.90%		.306250	November 24, 2020	July 22, 2015	26.00
Non-cumulative, 5-Year Rate Reset (5)						
Series AZ (4)	3.70%	2.21%	.231250	May 24, 2019	January 30, 2014	25.00
Series BB (4)	3.65%	2.26%	.228125	August 24, 2019	June 3, 2014	25.00
Series BD (4)	3.20%	2.74%	.200000	May 24, 2020	January 30, 2015	25.00
Series BF (4)	3.00%	2.62%	.187500	November 24, 2020	March 13, 2015	25.00
Series BO (4)	4.80%	2.38%	.300000	February 24, 2024	November 2, 2018	25.00
Series BT (4)	4.20%	2.71%	21.000000	February 24, 2027	November 5, 2021	1,000.00
Non-cumulative, fixed rate/ floating rate						
Series C-2 (6)	6.75%	4.052%	US$16.875000	November 7, 2023	November 2, 2015	US$1,000.00
Other equity instruments						
Limited recourse capital notes (7)						
Series 1 (8)	4.50%	4.137%	n.a.	October 24, 2025	July 28, 2020	$ 1,000.00
Series 2 (9)	4.00%	3.617%	n.a.	January 24, 2026	November 2, 2020	1,000.00
Series 3 (10)	3.65%	2.665%	n.a.	October 24, 2026	June 8, 2021	1,000.00

(1) With the exception of Series BT, non-cumulative preferential dividends of each Series are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day (7th day for Series C-2) of February, May, August and November. In the case of Series BT, non-cumulative preferential dividends are payable semi-annually, as and when declared by the Board of Directors.

(2) Subject to the consent of OSFI and the requirements of the *Bank Act* (Canada), we may, on or after the dates specified above, redeem First Preferred Shares. In the case of Series AZ, BB, BD, BF, and BO, these may be redeemed for cash at a price per share of $25 if redeemed on the earliest redemption date and on the same date every fifth year thereafter. In the case of BH and BI, these may be redeemed for cash at a price per share of $26 if redeemed during the 12 months commencing on the earliest redemption date and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed four years from the earliest redemption date or thereafter. Series BT may be redeemed for cash at a price per share of $1,000 if redeemed on the earliest redemption date and on the same date every fifth year thereafter. Series C-2 may be redeemed at a price of US$1,000 on the earliest redemption date and any dividend payment date thereafter.

(3) Subject to the consent of OSFI and the requirements of the *Bank Act* (Canada), we may purchase the First Preferred Shares of each Series for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4) The preferred shares include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1 and with a conversion price based on the greater of: (i) a floor price of $5 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the preferred share value by the conversion price.

(5) The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated. The holders have the option to convert their shares into non-cumulative floating rate First Preferred Shares subject to certain conditions on the earliest redemption date and every fifth year thereafter at a rate equal to the three-month Government of Canada Treasury Bill rate plus the premium indicated.

(6) The dividend rate will change on the earliest redemption date at a rate equal to the 3-month LIBOR plus the premium indicated. Series C-2 do not qualify as Tier 1 regulatory capital. On November 7, 2023, we redeemed all of our issued and outstanding Non-Cumulative Fixed Rate/Floating Rate First Preferred Shares Series C-2 for cash at a redemption price of US$1,000 per share (equivalent to US$25 per depositary share).

(7) The current annual yield on each LRCN Series represents the annual interest rate applicable to the notes issued as at the reporting date. The payments of interest and principal in cash on the LRCN Series are made at our discretion, and non-payment of interest and principal in cash does not constitute an event of default. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of a LRCN Series, (iii) non-payment of principal at the maturity of a LRCN Series, or (iv) an event of default on a LRCN Series, holders of such LRCN Series will have recourse only to the assets (Trust Assets) held by a third-party trustee in a consolidated trust in respect of such LRCN Series and each such noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets for each LRCN Series will represent the full and complete extinguishment of our obligations under the related LRCN Series. The LRCNs include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is automatically redeemed and the redemption price will be satisfied by the delivery of Trust Assets, which will consist of common shares pursuant to an automatic conversion of the series of preferred shares that were issued concurrently with the related LRCN Series. Each series of preferred shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each series of preferred shares will be determined by dividing the preferred share value ($1,000 plus declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder's pro rata interest in the Trust Assets. Subject to the consent of OSFI, we may purchase LRCNs for cancellation at such price or prices and upon such terms and conditions as we in our absolute discretion may determine, subject to any applicable law restricting the purchase of notes.

(8) LRCN Series 1 bear interest at a fixed rate of 4.5% per annum until November 24, 2025, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 4.137% until maturity on November 24, 2080. The interest is paid semi-annually on or about the 24th day of May and November. LRCN Series 1 is redeemable during the period from October 24 to and including November 24, commencing in 2025 and every fifth year thereafter to the extent we redeem Series BQ pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

(9) LRCN Series 2 bear interest at a fixed rate of 4.0% per annum until February 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 3.617% until maturity on February 24, 2081. The interest is paid semi-annually on or about the 24th day of February and August. LRCN Series 2 is redeemable during the period from January 24 to and including February 24, commencing in 2026 and every fifth year thereafter to the extent we redeem Series BR pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

(10) LRCN Series 3 bear interest at a fixed rate of 3.65% per annum until November 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 2.665% until maturity on November 24, 2081. The interest is paid semi-annually on or about the 24th day of May and November. LRCN Series 3 is redeemable during the period from October 24 to and including November 24, commencing in 2026 and every fifth year thereafter to the extent we redeem Series BS pursuant to their terms and subject to the consent of OSFI and requirements of the *Bank Act* (Canada).

n.a. not applicable

Restrictions on the payment of dividends

We are prohibited by the *Bank Act* (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Dividend reinvestment plan

Our dividend reinvestment plan (DRIP) provides common and preferred shareholders with a means to receive additional common shares rather than cash dividends. The plan is only open to shareholders residing in Canada or the U.S. The requirements of our DRIP are satisfied through either open market share purchases or shares issued from treasury. During the second, third and fourth quarters of 2023, the requirements of our DRIP were satisfied through shares issued from treasury. During the first quarter of 2023 and the year ended October 31, 2022, the requirements of our DRIP were satisfied through open market share purchases.

Shares available for future issuances

As at October 31, 2023, 26.9 million common shares are available for future issue relating to our DRIP and potential exercise of stock options and awards outstanding. In addition, we may issue up to 38.9 million common shares from treasury under the RBC Umbrella Savings and Securities Purchase Plan that was approved by shareholders on February 26, 2009.

Note 21 Share-based compensation

Stock option plans

We have stock option plans for certain key employees. Under the plans, options are periodically granted to purchase common shares. The exercise price for the majority of the grants is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. The exercise price for the remaining grants is the closing market share price of our common shares on the New York Stock Exchange on the date of grant. All options vest over a four-year period, and are exercisable for a period not exceeding 10 years from the grant date.

The compensation expense recorded for the year ended October 31, 2023, in respect of the stock option plans was $11 million (October 31, 2022 – $8 million). The compensation expense related to non-vested options was $5 million at October 31, 2023 (October 31, 2022 – $4 million), to be recognized over the weighted average period of 1.9 years (October 31, 2022 – 2.0 years).

Analysis of the movement in the number and weighted average exercise price of options is set out below:

A summary of our stock option activity and related information

	For the year ended			
	October 31, 2023		October 31, 2022	
(Canadian dollars per share except share amounts)	**Number of options (thousands)**	**Weighted average exercise price (1)**	Number of options (thousands)	Weighted average exercise price (1)
Outstanding at beginning of period	**7,509**	**$ 100.07**	7,055	$ 92.27
Granted	**1,088**	**131.64**	1,184	129.99
Exercised (2), (3)	**(740)**	**84.76**	(684)	73.98
Forfeited in the period	**(90)**	**113.55**	(46)	104.28
Outstanding at end of period	**7,767**	**$ 106.01**	7,509	$ 100.07
Exercisable at end of period	**3,830**	**$ 91.84**	3,502	$ 87.15

(1) The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rates as of October 31, 2023 and October 31, 2022. For foreign currency-denominated options exercised during the year, the weighted average exercise prices are translated using exchange rates as at the settlement date.
(2) Cash received for options exercised during the year was $63 million (October 31, 2022 – $51 million) and the weighted average share price at the date of exercise was $130.94 (October 31, 2022 – $134.10).
(3) New shares were issued for all stock options exercised in 2023 and 2022.

Options outstanding as at October 31, 2023 by range of exercise price

	Options outstanding			**Options exercisable**	
(Canadian dollars per share except share amounts and years)	**Number outstanding (thousands)**	**Weighted average exercise price (1)**	**Weighted average remaining contractual life (years)**	**Number exercisable (thousands)**	**Weighted average exercise price (1)**
$64.73 – $79.65	**936**	**$ 74.96**	**1.58**	**936**	**$ 74.96**
$90.23 – $96.55	**1,779**	**93.48**	**3.82**	**1,779**	**93.48**
$102.33 – $104.70	**1,633**	**103.81**	**5.22**	**1,115**	**103.39**
$106.00 – $106.00	**1,202**	**106.00**	**7.12**	**–**	**–**
$129.99 – $131.64	**2,217**	**130.78**	**8.60**	**–**	**–**
	7,767	**$ 106.01**	**5.72**	**3,830**	**$ 91.84**

(1) The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rate as of October 31, 2023.

The weighted average fair value of options granted during the year ended October 31, 2023 was estimated at $11.51 (October 31, 2022 – $7.80). This was determined by applying the Black-Scholes model on the date of grant, taking into account the specific terms and conditions under which the options are granted, such as the vesting period and expected share price volatility estimated by considering the historic average share price volatility over a historical period corresponding to the expected option life. The following assumptions were used to determine the fair value of options granted:

Weighted average assumptions

(Canadian dollars per share except percentages and years)	For the year ended October 31 2023	October 31 2022
Share price at grant date	$ **130.16**	$ 128.48
Risk-free interest rate	**2.89%**	1.25%
Expected dividend yield	**3.79%**	3.66%
Expected share price volatility	**14%**	13%
Expected life of option	**6 Years**	6 Years

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commission-based employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. For the year ended October 31, 2023, we contributed $139 million (October 31, 2022 – $128 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2023, an aggregate of 36 million common shares were held under these plans (October 31, 2022 – 36 million common shares).

Deferred share and other plans

We offer deferred share unit plans to executives, certain key employees and non-employee directors of the Bank. Under these plans, participants may choose to receive all or a percentage of their annual variable short-term incentive bonus, commission, or directors' fee in the form of deferred share units (DSUs). The participants must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place.

We also offer unit awards for certain key employees within Capital Markets. The bonus is invested as RBC share units and a specified percentage vests on a specified number of anniversary dates each year. Each vested amount is paid in cash and is based on the original number of share units granted plus accumulated dividends, valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date.

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Upon vesting, the award is paid in cash and is based on the original number of RBC share units granted plus accumulated dividends valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date. A portion of the award under certain plans may be increased or decreased up to 25%, depending on our total shareholder return compared to a defined peer group of global financial institutions.

We maintain non-qualified deferred compensation plans for certain key employees in the U.S. These plans allow eligible employees to defer a portion of their annual income and a variety of productivity and recruitment bonuses and allocate the deferrals among specified fund choices, including a RBC Share Account fund that tracks the value of our common shares.

The following table presents the units granted under the deferred share and other plans for the year.

Units granted under deferred share and other plans

	For the year ended			
	October 31, 2023		October 31, 2022	
(Units and per unit amounts)	**Units granted (thousands)**	**Weighted average fair value per unit**	Units granted (thousands)	Weighted average fair value per unit
Deferred share unit plans	**466**	$ **130.61**	469	$ 131.49
Capital Markets compensation plan unit awards	**4,231**	**110.32**	3,794	125.22
Performance deferred share award plans	**2,362**	**131.41**	2,220	129.65
Deferred compensation plans	**103**	**126.81**	92	135.44
Other share-based plans	**1,506**	**130.12**	1,083	128.50
	8,668	$ **120.79**	7,658	$ 127.48

Our liabilities for the awards granted under the deferred share and other plans are measured at fair value, determined based on the quoted market price of our common shares and specified fund choices as applicable. Annually, our obligation is increased by additional units earned by plan participants, and is reduced by forfeitures, cancellations, and the settlement of vested units. In addition, our obligation is impacted by fluctuations in the market price of our common shares and specified fund units. For performance deferred share award plans, the estimated outcome of meeting the performance conditions also impacts our obligation.

Note 21 Share-based compensation (continued)

The following tables present the units that have been earned by the participants, our obligations for these earned units under the deferred share and other plans, and the related compensation expenses (recoveries) recognized for the year.

Obligations under deferred share and other plans

	As at			
	October 31, 2023		October 31, 2022	
(Millions of Canadian dollars except units)	Units (thousands)	Carrying amount	Units (thousands)	Carrying amount
Deferred share unit plans	**5,786**	**$ 641**	5,429	$ 684
Capital Markets compensation plan unit awards	**9,934**	**1,098**	9,398	1,182
Performance deferred share award plans	**5,808**	**643**	6,006	757
Deferred compensation plans (1)	**2,654**	**294**	2,537	319
Other share-based plans	**2,135**	**234**	1,772	218
	26,317	**$ 2,910**	25,142	$ 3,160

(1) Excludes obligations not determined based on the quoted market price of our common shares.

Compensation expenses recognized under deferred share and other plans

	For the year ended	
(Millions of Canadian dollars)	October 31 2023	October 31 2022
Deferred share unit plans	**$ (51)**	$ 20
Capital Markets compensation plan unit awards	**126**	210
Performance deferred share award plans	**216**	273
Deferred compensation plans	**213**	(261)
Other share-based plans	**104**	91
	$ 608	$ 333

Note 22 Income taxes

Components of tax expense

	For the year ended	
(Millions of Canadian dollars)	October 31 2023	October 31 2022
Income taxes (recoveries) in Consolidated Statements of Income		
Current tax		
Tax expense for current year	**$ 4,081**	$ 4,151
Adjustments for prior years	**851**	(230)
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period	**(100)**	–
	4,832	3,921
Deferred tax		
Origination and reversal of temporary difference	**(1,286)**	232
Effects of changes in tax rates	**(47)**	4
Adjustments for prior years	**125**	231
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period, net	**(24)**	(86)
	(1,232)	381
	3,600	4,302
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Equity		
Other comprehensive income		
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	**(10)**	(633)
Provision for credit losses recognized in income	**–**	(2)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	**(39)**	2
Unrealized foreign currency translation gains (losses)	**20**	2
Net foreign currency translation gains (losses) from hedging activities	**(306)**	(478)
Reclassification of losses (gains) on net investment hedging activities to income	**45**	6
Net gains (losses) on derivatives designated as cash flow hedges	**190**	628
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	**59**	70
Remeasurement gains(losses) on employee benefit plans	**(68)**	287
Net gains(losses) from fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	**(222)**	622
Net gains (losses) on equity securities designated at fair value through other comprehensive income	**24**	(3)
Share-based compensation awards	**2**	10
Distributions on other equity instruments and issuance costs	**(59)**	(45)
	(364)	466
Total income taxes	**$ 3,236**	$ 4,768

The following is an analysis of the differences between the income tax expense reflected in the Consolidated Statements of Income and the amounts calculated at the Canadian statutory tax rate.

Reconciliation to statutory tax rate

(Millions of Canadian dollars, except for percentage amounts)	For the year ended October 31, 2023		October 31, 2022	
Income taxes at Canadian statutory tax rate	**$ 5,115**	**27.7%**	$ 5,269	26.2%
Increase (decrease) in income taxes resulting from:				
Lower average tax rate applicable to subsidiaries	**(2,130)**	**(11.5)**	(428)	(2.1)
Tax-exempt income from securities	**(337)**	**(1.8)**	(437)	(2.2)
Tax rate change	**1,050**	**5.7**	4	–
Other	**(98)**	**(0.6)**	(106)	(0.5)
Income taxes in Consolidated Statements of Income / effective tax rate	**$ 3,600**	**19.5%**	$ 4,302	21.4%

The effective income tax rate of 19.5% decreased 190 bps, primarily due to lower average tax rate applicable to subsidiaries. This factor was partially offset by the impact of the Canada Recovery Dividend (CRD) and the 1.5% increase in the Canadian corporate tax rate in the current year.

Deferred tax assets and liabilities result from tax loss and tax credit carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets.

Significant components of deferred tax assets and liabilities

	As at and for the year ended October 31, 2023						
(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Acquisitions/ disposals	Other	Net asset end of period
Net deferred tax asset/(liability)							
Allowance for credit losses	**$ 987**	**$ –**	**$ 185**	**$ 2**	**$ –**	**$ –**	**$ 1,174**
Deferred compensation	**1,504**	**(2)**	**(2)**	**22**	**–**	**–**	**1,522**
Business realignment charges	**12**	**–**	**11**	**–**	**–**	**–**	**23**
Tax loss and tax credit carryforwards	**322**	**–**	**(57)**	**1**	**(5)**	**–**	**261**
Deferred (income) expense	**6**	**(3)**	**661**	**(11)**	**(2)**	**–**	**651**
Financial instruments measured at fair value through other comprehensive income	**(16)**	**(330)**	**–**	**25**	**–**	**–**	**(321)**
Premises and equipment and intangibles	**(1,234)**	**–**	**302**	**(27)**	**(8)**	**–**	**(967)**
Pension and post-employment related	**(435)**	**68**	**37**	**1**	**(4)**	**–**	**(333)**
Other	**(113)**	**4**	**95**	**24**	**–**	**–**	**10**
	$ 1,033	**$ (263)**	**$ 1,232**	**$ 37**	**$ (19)**	**$ –**	**$ 2,020**
Comprising							
Deferred tax assets	**$ 1,472**						**$ 2,446**
Deferred tax liabilities	**(439)**						**(426)**
	$ 1,033						**$ 2,020**

	As at and for the year ended October 31, 2022						
(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Acquisitions/ disposals	Other	Net asset end of period
Net deferred tax asset/(liability)							
Allowance for credit losses	$ 974	$ –	$ 2	$ 11	$ –	$ –	$ 987
Deferred compensation	1,614	(10)	(211)	101	10	–	1,504
Business realignment charges	11	–	1	–	–	–	12
Tax loss and tax credit carryforwards	242	–	67	2	8	3	322
Deferred (income) expense	110	(1)	(126)	23	–	–	6
Financial instruments measured at fair value through other comprehensive income	(19)	(2)	–	5	–	–	(16)
Premises and equipment and intangibles	(836)	–	4	(57)	(345)	–	(1,234)
Pension and post-employment related	(163)	(287)	19	4	(8)	–	(435)
Other	4	22	(137)	(6)	4	–	(113)
	$ 1,937	$ (278)	$ (381)	$ 83	$ (331)	$ 3	$ 1,033
Comprising							
Deferred tax assets	$ 2,011						$ 1,472
Deferred tax liabilities	(74)						(439)
	$ 1,937						$ 1,033

The tax loss and tax credit carryforwards amount of deferred tax assets primarily relates to losses and tax credits in our Canadian, U.S., and Caribbean operations. Deferred tax assets of $261 million were recognized at October 31, 2023 (October 31, 2022 – $322 million) in respect of tax losses and tax credits incurred in current or preceding years for which recognition is dependent on the projection of future taxable profits. Management's forecasts support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the deferred tax assets. The forecasts rely on continued liquidity and capital support to our business operations, including tax planning strategies implemented in relation to such support.

As at October 31, 2023, unused tax losses and tax credits of $417 million and $18 million (October 31, 2022 – $429 million and $130 million) available to be offset against potential tax adjustments or future taxable income were not recognized as deferred tax assets. There are no unused tax losses that will expire within one year (October 31, 2022 – $nil), or in two to four years (October 31, 2022 – $nil) and there are $417 million of unused tax losses that will expire after four years (October 31, 2022 – $429 million). There are no tax credits that will expire in one year (October 31, 2022 – $nil), or in two to four years (October 31, 2022 – $93 million) and there are $18 million that will expire after four years (October 31, 2022 – $37 million).

The amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognized in the parent bank is $22 billion as at October 31, 2023 (October 31, 2022 – $26 billion).

Government of Canada Budget 2022

On December 15, 2022, Bill C-32, Fall Economic Statement Implementation Act, 2022 (the Bill), tabled by the Government of Canada, received royal assent. The Bill amends the Income Tax Act (Canada) to implement a CRD and a permanent increase in the Canadian corporate tax rate on banks and life insurer groups.

The CRD is a one-time 15% tax for 2022 determined based on the average taxable income above $1 billion for taxation years 2020 and 2021 and payable in equal installments over five years. The CRD resulted in an increase in income taxes of $1.2 billion for the year ended October 31, 2023, of which $1 billion was recognized in net income and $0.2 billion was recognized in other comprehensive income.

The permanent increase in the Canadian corporate tax rate is 1.5% on taxable income above $100 million and applies to taxation years that end after April 7, 2022, resulting in an increase in the Canadian statutory tax rate from 26.2% to 27.7% for the year ended October 31, 2023.

Tax examinations and assessments

During the year, we received proposal letters (the Proposals) from the Canada Revenue Agency (CRA) in respect of the 2018 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately $228 million as they denied the deductibility of certain dividends. On November 28, 2023, we received a reassessment in respect of the 2018 taxation year, consistent with the Proposals received during the year. The reassessment received is consistent with the reassessments received for taxation years 2012 to 2017 of approximately $1,628 million of additional income taxes and the reassessments received for taxation years 2009 to 2011 of approximately $434 million of additional income taxes and interest in respect of the same matter. These amounts represent the maximum additional taxes owing for those years.

Legislative amendments introduced in the 2015 Canadian Federal Budget resulted in disallowed deduction of dividends from transactions with Taxable Canadian Corporations including those hedged with Tax Indifferent Investors, namely pension funds and non-resident entities with prospective application effective May 1, 2017. The dividends to which the reassessments relate include both dividends in transactions similar to those which are the target of the 2015 legislative amendments and dividends which are unrelated to the legislative amendments.

It is possible that the CRA will reassess us for significant additional income tax for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

Note 23 Earnings per share

	For the year ended	
(Millions of Canadian dollars, except share and per share amounts)	**October 31 2023**	October 31 2022
Basic earnings per share		
Net income	**$ 14,866**	$ 15,807
Dividends on preferred shares and distributions on other equity instruments	**(236)**	(247)
Net income attributable to non-controlling interests	**(7)**	(13)
Net income available to common shareholders	**$ 14,623**	$ 15,547
Weighted average number of common shares (in thousands)	**1,391,020**	1,403,654
Basic earnings per share (in dollars)	**$ 10.51**	$ 11.08
Diluted earnings per share		
Net income available to common shareholders	**$ 14,623**	$ 15,547
Weighted average number of common shares (in thousands)	**1,391,020**	1,403,654
Stock options (1)	**1,483**	1,918
Issuable under other share-based compensation plans	**26**	462
Average number of diluted common shares (in thousands)	**1,392,529**	1,406,034
Diluted earnings per share (in dollars)	**$ 10.50**	$ 11.06

(1) The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the year ended October 31, 2023, an average of 2,119,045 outstanding options with an average exercise price of $130.73 were excluded from the calculation of diluted earnings per share. For the year ended October 31, 2022, no outstanding options were excluded from the calculation of diluted earnings per share.

Note 24 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We use guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a commitment to extend credit is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses	
	As at	
(Millions of Canadian dollars)	October 31 2023	October 31 2022
Financial guarantees		
Financial standby letters of credit	$ **23,314**	$ 20,291
Commitments to extend credit		
Backstop liquidity facilities	**51,544**	45,336
Credit enhancements	**3,226**	2,960
Documentary and commercial letters of credit	**291**	318
Other commitments to extend credit	**301,132**	284,602
Other credit-related commitments		
Securities lending indemnifications	**95,055**	90,693
Performance guarantees	**7,503**	7,333
Sponsored member guarantees	**14,043**	1,241
Other	**203**	360

Our credit review process, our policy for requiring collateral security, and the types of collateral security held are generally the same for guarantees and commitments as for loans. Our clients generally have the right to request settlement of, or draw on, our guarantees and commitments within one year. However, certain guarantees can only be drawn if specified conditions are met. These conditions, along with collateral requirements, are described below. We believe that it is highly unlikely that all or substantially all of the guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled.

Financial guarantees

Financial standby letters of credit

Financial standby letters of credit represent irrevocable assurances that we will make payments in the event that a client cannot meet its payment obligations to the third party. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. These guarantees generally have a term of five to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Commitments to extend credit

Backstop liquidity facilities

Backstop liquidity facilities are provided to ABCP conduit programs administered by us and third parties as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets acquired or financed by these programs are not met. We also provide backstop liquidity facilities to certain third-party commercial mortgage securitization vehicles. The average remaining term of these liquidity facilities is approximately four years.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or insolvency and generally do not require us to purchase non-performing or defaulted assets.

Credit enhancements

We provide partial credit enhancement to multi-seller ABCP programs administered by us to protect commercial paper investors in the event that the collections on the underlying assets together with the transaction-specific credit enhancements or the liquidity facilities prove to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancements required to be provided by the third-party sellers related to each transaction. The average remaining term of these credit facilities is approximately three years.

Documentary and commercial letters of credit

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, where some are collateralized based on the underlying agreement with the client and others are collateralized by cash deposits or other assets of the client.

Other commitments to extend credit

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, reverse repurchase agreements, bankers' acceptances or letters of credit where we do not have the ability to unilaterally withdraw the credit extended to the borrower.

Other credit-related commitments

Securities lending indemnifications

In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash, securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries or high quality debt or equity instruments.

Performance guarantees

Performance guarantees represent irrevocable assurances that we will make payments to third-party beneficiaries in the event that a client fails to perform under a specified non-financial contractual obligation. Such obligations typically include works and service contracts, performance bonds, and warranties related to international trade. The term of these guarantees can range up to three to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Sponsored member guarantees

For certain overnight repurchase and reverse repurchase transactions, we act as a sponsoring member to eligible clients to clear transactions through the Fixed Income Clearing Corporation (FICC). We also provide a guarantee to FICC for the prompt and full payment and performance of our sponsored member clients' respective obligations under the FICC rules. The guarantees are fully collateralized by cash and securities issued or guaranteed by the U.S. government.

Indemnifications

In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, fiduciary, agency, licensing, custodial and service agreements, clearing system arrangements, participation as a member of exchanges, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Uncommitted amounts

Uncommitted amounts represent undrawn credit facilities for which we have the ability to unilaterally withdraw the credit extended to the borrower at any time. These include both retail and commercial commitments. As at October 31, 2023, the total balance of uncommitted amounts was $398 billion (October 31, 2022 – $363 billion).

Other commitments

We invest in private companies, directly or through third-party investment funds, including venture capital funds, private equity funds, Small Business Investment Companies, real estate funds and Low Income Housing Tax Credit funds. These funds are generally structured as closed-end limited partnerships wherein we hold a limited partner interest. For the year ended October 31, 2023, we have unfunded commitments of $1,832 million (October 31, 2022 – $1,421 million) representing the aggregate amount of cash we are obligated to contribute as capital to these partnerships under the terms of the relevant contracts.

Pledged assets and collateral

In the ordinary course of business, we pledge assets and enter into collateral agreements with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets and collateral:

- The risks and rewards of the pledged assets reside with the pledgor.
- The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
- The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
- If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for our Canadian dollar large-value or time-critical payments are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the following table. For the year ended October 31, 2023, we had on average $1 billion of assets pledged intraday to the Bank of Canada on a daily basis (October 31, 2022 – $2 billion). There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on October 31, 2023 and October 31, 2022.

Assets pledged against liabilities and collateral assets held or re-pledged

(Millions of Canadian dollars)	As at October 31 2023	As at October 31 2022
Sources of pledged assets and collateral		
Bank assets		
Loans	$ 102,944	$ 97,178
Securities	107,122	70,334
Other assets	28,953	40,318
	239,019	207,830
Client assets (1)		
Collateral received and available for sale or re-pledging	502,109	465,484
Less: not sold or re-pledged	(6,876)	(9,192)
	495,233	456,292
	$ 734,252	$ 664,122
Uses of pledged assets and collateral		
Securities borrowing and lending	$ 168,681	$ 158,748
Obligations related to securities sold short	46,260	45,288
Obligations related to securities lent or sold under repurchase agreements	331,784	274,392
Securitization	38,686	40,438
Covered bonds	69,802	62,905
Derivative transactions	40,352	49,556
Foreign governments and central banks	9,111	9,503
Clearing systems, payment systems and depositories	10,709	8,263
Other	18,867	15,029
	$ 734,252	$ 664,122

(1) Primarily relates to Obligations related to securities lent or sold under repurchase agreements, Securities lent and Derivative transactions.

Note 25 Legal and regulatory matters

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition. The following is a description of our significant legal proceedings. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.

London interbank offered rate (LIBOR) litigation

Royal Bank of Canada and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of U.S. dollar LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The complaints in those private lawsuits assert claims against us and other panel banks under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law. On December 30, 2021, the U.S. Court of Appeals for the Second Circuit issued an opinion affirming in part and reversing in part certain district court rulings that had dismissed a substantial portion of the consolidated class action on jurisdictional grounds and lack of standing. The Second Circuit remanded the matter to the district court for further proceedings consistent with its decision.

On July 21, 2023, Royal Bank of Canada and several other defendants executed a settlement agreement resolving one of the LIBOR class actions brought on behalf of certain plaintiffs that purchased U.S. dollar LIBOR-based instruments. The settlement was preliminarily approved on August 1, 2023 and remains subject to final court approval.

Royal Bank of Canada Trust Company (Bahamas) Limited proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) of the issuance of an *ordonnance de renvoi* referring RBC Bahamas and other unrelated persons to the French *tribunal correctionnel* to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions did not violate French law and contested the charge in the French court. On January 12, 2017, the French court acquitted all parties including RBC Bahamas and on June 29, 2018, the French appellate court affirmed the acquittals. The acquittals were appealed and on January 6, 2021, the French Supreme Court issued a judgment reversing the decision of the French Court of Appeal and sent the case back to the French Court of Appeal for rehearing. The retrial before the Court of Appeal commenced on September 18, 2023 and has concluded. The Court of Appeal's decision is expected to be issued on March 5, 2024.

On October 28, 2016, Royal Bank of Canada was granted an exemption by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding for a temporary one year period from the date of conviction. We expect the Department of Labor to publish a technical correction to the prior one-year exemption in advance of the Court of Appeals decision. The anticipated technical correction will reflect the fact that the decision will be rendered by an appellate court, and not the district court. In addition, the Department of Labor has proposed amendments to the QPAM exemption. If the amendments are finalized as proposed, it is unclear how they would affect Royal Bank of Canada's ability to obtain relief beyond the one-year temporary exemption period.

RBC Bahamas continues to review the trustee's and the trust's legal obligations, including liabilities and potential liabilities under applicable tax and other laws.

Foreign exchange matters

Beginning in 2015, putative class actions were brought against Royal Bank of Canada and/or RBC Capital Markets, LLC in the U.S., Canada, the United Kingdom and Brazil. These actions were each brought against multiple foreign exchange dealers and alleged, among other things, collusive behaviour in global foreign exchange trading. By May 2023 all of the U.S., Canadian and U.K. actions were settled or dismissed, and while the Brazilian actions have not been resolved, our exposure to these actions is de minimis to Royal Bank of Canada.

U.S. communications recordkeeping inquiry

In October 2022, our subsidiary RBC Capital Markets, LLC received a request for information and documents from the Securities and Exchange Commission (SEC) concerning compliance with records preservation requirements relating to business communications exchanged on electronic channels that have not been approved by RBC Capital Markets, LLC. RBC Capital Markets, LLC is cooperating with the SEC's inquiry. As has been publicly reported, the SEC is conducting similar inquiries into recordkeeping practices at multiple other financial institutions.

U.K. Competition and Markets Authority investigation

In November 2018, the U.K. Competition and Markets Authority (CMA) started an investigation of Royal Bank of Canada and RBC Europe Limited relating to alleged anti-competitive conduct between 2009 and 2013, involving U.K. government bonds and related derivatives. In May 2023, the CMA issued a statement of objections to Royal Bank of Canada and RBC Europe Limited, and certain other financial institutions. Royal Bank of Canada and RBC Europe Limited are contesting the CMA's case.

In June 2023, RBC Europe Limited and RBC Capital Markets, LLC, among other financial institutions, were named as defendants in a putative class action filed in the U.S. by plaintiffs alleging anti-competitive conduct in the U.K. government bonds market. In September 2023, the defendants filed a motion to dismiss the complaint.

Vacation pay class action

On December 29, 2022, the Ontario Superior Court of Justice certified a class in an action against RBC Dominion Securities Limited and RBC Dominion Securities Inc. (together, RBC DS). The action commenced in July 2020, asserting claims relating to statutory vacation pay and public holiday pay for investment advisors, associates and assistants in our Canadian Wealth Management business, with the exception of those employed in Alberta and British Columbia.

Other matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. While this is an area of significant judgment and some matters are currently inestimable, we consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 26 Related party transactions

Related parties

Related parties include associated companies over which we have direct or indirect control or have significant influence and post-employment benefit plans for the benefit of our employees. Related parties also include key management personnel (KMP), the Board of Directors (Directors), close family members of KMP and Directors, and entities which are, directly or indirectly, controlled by or jointly controlled by KMP, Directors or their close family members.

Key management personnel and Directors

KMP are defined as those persons having authority and responsibility for planning, directing and controlling our activities, directly or indirectly. They include the senior members of our organization called the Group Executive (GE). The GE is comprised of the President and Chief Executive Officer, and the Chief Officers and Group Heads, who report directly to him. The Directors do not plan, direct, or control the activities of the entity; they oversee the management of the business and provide stewardship.

Compensation of Key management personnel and Directors

(Millions of Canadian dollars)	For the year ended October 31 2023	October 31 2022 (1)
Salaries and other short-term employee benefits (2)	$ 23	$ 27
Post-employment benefits (3)	2	2
Share-based payments	39	40
	$ 64	$ 69

(1) During the year ended October 31, 2022 certain executives, who were members of the Bank's GE as at October 31, 2021, left the Bank and therefore were no longer part of KMP. Compensation for the year ended October 31, 2022 attributable to the former executives, including benefits and share-based payments relating to awards granted in prior years was $14 million.
(2) Includes the portion of the annual variable short-term incentive bonus that certain executives elected to receive in the form of DSUs. Refer to Note 21 for further details. Directors receive retainers but do not receive salaries and other short-term employee benefits.
(3) Directors do not receive post-employment benefits.

Stock options, share-based awards and shares held by Key management personnel, Directors and their close family members

	As at			
	October 31, 2023 (1)		October 31, 2022 (2)	
(Millions of Canadian dollars, except number of units)	No. of units held	Value	No. of units held	Value
Stock options (3)	2,805,471	$ 26	2,409,294	$ 59
Other non-option share-based awards (3)	991,909	110	914,496	115
RBC common and preferred shares	181,648	20	170,312	22
	3,979,028	$ 156	3,494,102	$ 196

(1) During the year ended October 31, 2023, certain directors, who were members of the Board of Directors as at October 31, 2022, retired. Total shareholdings held upon their retirement was 32,958 units with a value of $4 million.
(2) During the year ended October 31, 2022 certain executives, who were members of the Bank's GE as at October 31, 2021, left the Bank and therefore were no longer KMP. Total shareholdings and options held upon their departure was 569,470 units with a value of $34 million.
(3) Directors do not receive stock options or any other non-option share-based awards.

Transactions, arrangements and agreements involving Key management personnel, Directors and their close family members

In the normal course of business, we provide certain banking services to KMP, Directors, and their close family members. These transactions were made on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing and did not involve more than the normal risk of repayment or present other unfavourable features.

As at October 31, 2023, total loans to KMP, Directors and their close family members were $18 million (October 31, 2022 – $14 million). We have no Stage 3 allowance or provision for credit losses relating to these loans as at and for the years ended October 31, 2023 and October 31, 2022. No guarantees, pledges or commitments have been given to KMP, Directors or their close family members.

Joint ventures and associates

In the normal course of business, we provide certain banking and financial services to our joint ventures and associates, including loans, interest and non-interest bearing deposits. These transactions meet the definition of related party transactions and were made on substantially the same terms as for comparable transactions with third parties.

As at October 31, 2023, loans to joint ventures and associates were $217 million (October 31, 2022 – $251 million) and deposits from joint ventures and associates were $77 million (October 31, 2022 – $20 million). We have no stage 3 allowance or provision for credit losses relating to loans to joint ventures and associates as at and for the years ended October 31, 2023 and October 31, 2022. $1 million of guarantees have been given to joint ventures and associates for the year ended October 31, 2023 (October 31, 2022 – $1 million).

Other transactions, arrangements or agreements involving joint ventures and associates

(Millions of Canadian dollars)	As at or for the year ended October 31 2023	October 31 2022
Commitments and other contingencies	$ 1,089	$ 829
Other fees received for services rendered	55	50
Other fees paid for services received	108	107

Note 27 Results by business segment

Composition of business segments

For management purposes, based on the products and services offered, we are organized into four business segments: Personal & Commercial Banking, Wealth Management, Insurance, and Capital Markets. Effective the first quarter of 2023, we simplified our reporting structure by eliminating the Investor & Treasury Services segment and moving its former businesses to existing segments. We moved our Investor Services business to our Wealth Management segment, and our Treasury Services and Transaction Banking businesses to our Capital Markets segment. Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. From a reporting perspective, there were no changes to our Personal & Commercial Banking and Insurance segments. Comparative results have been revised to conform to our new basis of segment presentation.

Personal & Commercial Banking provides a broad suite of financial products and services to individual and business clients for their day-to-day banking, investing and financing needs through two businesses: Canadian Banking and Caribbean & U.S. Banking. In Canada, we provide a broad suite of financial products and services through our large branch network, ATMs, and mobile sales network. In the Caribbean and the U.S., we offer a broad range of financial products and services in targeted markets. Non-interest income in Personal & Commercial Banking mainly comprises Service charges, Mutual fund revenue and Card service revenue.

Wealth Management serves high net worth and ultra-high net worth individual and institutional clients with a comprehensive suite of advice-based solutions and strategies as well as personalized banking relationships through our lines of businesses in Canada, the U.S., the U.K., Europe and Asia, including Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management, International Wealth Management, and Investor Services. Non-interest income in Wealth Management mainly comprises Investment management and custodial fees, Mutual fund revenue and Securities brokerage commissions.

Insurance has operations in Canada and globally, operating under two business lines: Canadian Insurance and International Insurance, providing a wide range of advice and solutions for individual and business clients including life, health, wealth, property & casualty, travel, group benefits, annuities, and reinsurance. In Canada, we offer our products and services through a wide variety of channels, comprised of mobile advisors, advice centres, RBC Insurance® stores, and digital platforms as well as through independent brokers and partners. Outside Canada, we operate in reinsurance and retrocession markets globally offering life, critical illness, disability and longevity reinsurance products. Non-interest income in Insurance is comprised of Insurance premiums, and investment and fee income.

Capital Markets provides expertise in advisory & origination, sales & trading, lending & financing and transaction banking to corporations, institutional clients, asset managers, private equity firms and governments globally in our two main business lines: Corporate & Investment Banking and Global Markets. In North America, we offer a full suite of products and services which include equity and debt origination and distribution, advisory services, and sales & trading. Outside North America, we have a targeted strategic presence in the U.K. & Europe, Australia, Asia & other markets aligned to our global expertise. In the U.K. & Europe, we offer a diversified set of capabilities in key industry sectors of focus. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured financing, as well as corporate and investment banking. Non-interest income in Capital Markets mainly includes Trading revenue, Underwriting and other advisory fees and Credit fees.

All other enterprise level activities that are not allocated to these four business segments, such as certain treasury and liquidity management activities, including amounts associated with unattributed capital, and consolidation adjustments, including the elimination of the Taxable equivalent basis (Teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up income from certain tax-advantaged sources from Canadian taxable corporate dividends and U.S. tax credit investments recorded in Capital Markets to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these Teb adjustments are necessary for Capital Markets to reflect how it is managed and enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of Teb adjustments may not be comparable to similarly adjusted amounts at other financial institutions. The Teb adjustment for the year ended October 31, 2023 was $559 million (October 31, 2022 – $572 million). Gains (losses) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to these plans are also included in Corporate Support as this presentation more closely aligns with how we view business performance and manage the underlying risks.

Geographic segments

For geographic reporting, our segments are grouped into Canada, the U.S. and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments' results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results. We regularly monitor these segment results for the purpose of making decisions about resource allocation and performance assessment. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our four business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by us to ensure that they remain valid. The capital attribution methodologies involve a number of assumptions that are revised periodically.

	For the year ended October 31, 2023								
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income (2)	$ 16,074	$ 4,495	$ –	$ 3,379	$ 1,181	$ 25,129	$ 18,752	$ 5,065	$ 1,312
Non-interest income	6,046	13,049	5,675	7,672	(1,442)	31,000	14,851	8,563	7,586
Total revenue	22,120	17,544	5,675	11,051	(261)	56,129	33,603	13,628	8,898
Provision for credit losses	1,579	328	–	561	–	2,468	1,648	784	36
Insurance policyholder benefits, claims and acquisition expense	–	–	4,022	–	–	4,022	2,161	–	1,861
Non-interest expense	9,215	14,128	653	6,509	668	31,173	15,319	11,177	4,677
Net income (loss) before income taxes	11,326	3,088	1,000	3,981	(929)	18,466	14,475	1,667	2,324
Income taxes (recoveries)	3,060	661	197	(158)	(160)	3,600	4,770	(1,103)	(67)
Net income	$ 8,266	$ 2,427	$ 803	$ 4,139	$ (769)	$ 14,866	$ 9,705	$ 2,770	$ 2,391
Non-interest expense includes:									
Depreciation and amortization	$ 961	$ 1,234	$ 58	$ 509	$ –	$ 2,762	$ 1,570	$ 836	$ 356
Impairment of other intangibles	13	81	1	2	11	108	28	65	15
Total assets	$ 636,046	$ 179,227	$ 22,591	$ 1,100,172	$ 66,956	$ 2,004,992	$ 1,042,663	$ 639,296	$ 323,033
Total assets include:									
Additions to premises and equipment and intangibles	$ 463	$ 1,008	$ 53	$ 311	$ 639	$ 2,474	$ 1,334	$ 700	$ 440
Total liabilities	$ 635,952	$ 177,389	$ 23,355	$ 1,099,893	$ (49,357)	$ 1,887,232			

	For the year ended October 31, 2022								
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (3)	Insurance	Capital Markets (1), (3)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income (2)	$ 14,019	$ 3,886	$ –	$ 4,944	$ (132)	$ 22,717	$ 15,761	$ 5,423	$ 1,533
Non-interest income	6,124	12,357	3,510	5,005	(728)	26,268	13,508	6,364	6,396
Total revenue	20,143	16,243	3,510	9,949	(860)	48,985	29,269	11,787	7,929
Provision for credit losses	463	33	–	(13)	1	484	600	60	(176)
Insurance policyholder benefits, claims and acquisition expense	–	–	1,783	–	–	1,783	(466)	–	2,249
Non-interest expense	8,437	12,015	588	5,816	(247)	26,609	13,648	9,006	3,955
Net income (loss) before income taxes	11,243	4,195	1,139	4,146	(614)	20,109	15,487	2,721	1,901
Income taxes (recoveries)	2,873	985	282	778	(616)	4,302	3,615	452	235
Net income	$ 8,370	$ 3,210	$ 857	$ 3,368	$ 2	$ 15,807	$ 11,872	$ 2,269	$ 1,666
Non-interest expense includes:									
Depreciation and amortization	$ 942	$ 1,109	$ 57	$ 514	$ 12	$ 2,634	$ 1,617	$ 776	$ 241
Impairment of other intangibles	11	2	2	3	–	18	11	5	2
Total assets	$ 602,824	$ 198,380	$ 21,918	$ 1,033,978	$ 60,119	$ 1,917,219	$ 992,485	$ 570,255	$ 354,479
Total assets include:									
Additions to premises and equipment and intangibles	$ 394	$ 2,347	$ 49	$ 258	$ 630	$ 3,678	$ 1,263	$ 666	$ 1,749
Total liabilities	$ 602,741	$ 198,329	$ 22,588	$ 1,033,689	$ (48,303)	$ 1,809,044			

(1) Taxable equivalent basis.
(2) Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(3) Amounts have been revised from those previously presented to conform to our new basis of segment presentation.

Note 28 Nature and extent of risks arising from financial instruments

We are exposed to credit, market and liquidity and funding risks as a result of holding financial instruments. Our risk measurement and objectives, policies and methodologies for managing these risks are disclosed in the shaded text along with those tables specifically marked with an asterisk (*) in the Credit risk section of Management's Discussion and Analysis. These shaded text and tables are an integral part of these Consolidated Financial Statements.

Concentrations of credit risk exist if a number of our counterparties are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with certain of our on- and off-balance sheet financial instruments are summarized in the following tables.

	As at October 31, 2023									
(Millions of Canadian dollars, except percentage amounts)	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$ 798,259	66%	$ 294,670	24%	$ 76,637	6%	$ 50,147	4%	$ 1,219,713
Derivatives before master netting agreements (2), (3)	27,221	19%	36,698	25%	67,406	46%	14,470	10%	145,795
	$ 825,480	60%	$ 331,368	24%	$ 144,043	11%	$ 64,617	5%	$ 1,365,508
Off-balance sheet credit instruments (4)									
Committed and uncommitted (5)	$ 427,849	56%	$ 252,071	33%	$ 51,393	8%	$ 23,183	3%	$ 754,496
Other	85,222	61%	30,737	22%	21,428	15%	2,731	2%	140,118
	$ 513,071	57%	$ 282,808	32%	$ 72,821	8%	$ 25,914	3%	$ 894,614

	As at October 31, 2022								
(Millions of Canadian dollars, except percentage amounts)	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$ 759,037	65%	$ 263,736	23%	$ 87,671	8%	$ 48,991	4%	$ 1,159,435
Derivatives before master netting agreements (2), (3)	32,434	20%	35,921	23%	72,885	46%	17,439	11%	158,679
	$ 791,471	60%	$ 299,657	23%	$ 160,556	12%	$ 66,430	5%	$ 1,318,114
Off-balance sheet credit instruments (4)									
Committed and uncommitted (5)	$ 398,719	57%	$ 223,624	32%	$ 52,669	8%	$ 20,857	3%	$ 695,869
Other	79,110	66%	13,847	12%	24,476	20%	2,485	2%	119,918
	$ 477,829	59%	$ 237,471	29%	$ 77,145	9%	$ 23,342	3%	$ 815,787

(1) Includes Assets purchased under reverse repurchase agreements and securities borrowed, Loans and Customers' liability under acceptances. The largest concentrations in Canada are Ontario at 57% (October 31, 2022 – 56%), the Prairies at 15% (October 31, 2022 – 15%), British Columbia and the territories at 14% (October 31, 2022 – 15%) and Quebec at 10% (October 31, 2022 – 10%). No industry accounts for more than 20% (October 31, 2022 – 20%) of total on-balance sheet credit instruments, with the exception of Banking, which accounted for 25% (October 31, 2022 – 26%), and Government, which accounted for 28% (October 31, 2022 – 32%). The classification of our sectors aligns with our view of credit risk by industry.
(2) A further breakdown of our derivative exposures by risk rating and counterparty type is provided in Note 9.
(3) Excludes valuation adjustments determined on a pooled basis.
(4) Balances presented are contractual amounts representing our maximum exposure to credit risk.
(5) Represents our maximum exposure to credit risk. Retail and wholesale commitments respectively comprise 44% and 56% of our total commitments (October 31, 2022 – 45% and 55%). The largest concentrations in the wholesale portfolio relate to Financial services at 15% (October 31, 2022 – 15%), Real estate and related at 12% (October 31, 2022 – 12%), Utilities at 11% (October 31, 2022 – 11%), Other services at 8% (October 31, 2022 – 7%), and Investments at 6% (October 31, 2022 – 6%). The classification of our sectors aligns with our view of credit risk by industry.

Note 29 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. We are required to calculate our capital ratios using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. CET1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III include deductions of goodwill and other intangibles, certain deferred tax assets, defined benefit pension fund assets, investments in banking, financial and insurance entities, the shortfall of provisions to expected losses, prudential valuation adjustments, prepaid portfolio insurance assets, non payment and non delivery of trades and equity investment in funds subject to the fall-back approach. Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and LRCNs that meet certain criteria. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries' Tier 2 instruments. Total capital is the sum of Tier 1 and Tier 2 capital. External TLAC instruments comprise predominantly senior bail-in debt, which includes eligible senior unsecured debt with an original term to maturity of greater than 400 days and remaining term to maturity of greater than 365 days. TLAC available is defined as the sum of Total capital and external TLAC instruments.

Regulatory capital ratios are calculated by dividing CET1, Tier 1, Total capital and TLAC available by risk-weighted assets. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks. The TLAC leverage ratio is calculated by dividing TLAC available by the leverage ratio exposure.

During 2023 and 2022, we complied with all applicable capital, leverage and TLAC requirements, including the domestic stability buffer, imposed by OSFI.

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	As at October 31 2023	As at October 31 2022
Capital (1)		
CET1 capital	$ 86,611	$ 76,945
Tier 1 capital	93,904	84,242
Total capital	104,952	93,850
Risk-weighted assets (RWA) used in calculation of capital ratios (1)		
Credit risk	$ 475,842	$ 496,898
Market risk	40,498	35,342
Operational risk	79,883	77,639
Total RWA	$ 596,223	$ 609,879
Capital ratios and Leverage ratio (1)		
CET1 ratio	14.5%	12.6%
Tier 1 capital ratio	15.7%	13.8%
Total capital ratio	17.6%	15.4%
Leverage ratio	4.3%	4.4%
Leverage ratio exposure (billions)	$ 2,180	$ 1,898
TLAC available and ratios (2)		
TLAC available	$ 184,916	$ 160,961
TLAC ratio	31.0%	26.4%
TLAC leverage ratio	8.5%	8.5%

(1) Capital, RWA, and capital ratios are calculated using OSFI's Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI's Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The results for the year ended October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023 as part of OSFI's implementation of the Basel III reforms.

(2) TLAC available and TLAC ratios are calculated using OSFI's TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. Both the TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as percentage of total RWA and leverage exposure, respectively.

Note 30 Offsetting financial assets and financial liabilities

Offsetting within our Consolidated Balance Sheets may be achieved where financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. For derivative contracts and repurchase and reverse repurchase arrangements, this is generally achieved when there is a market mechanism for settlement (e.g., central counterparty exchange or clearing house) which provides daily net settlement of cash flows arising from these contracts. Margin receivables and margin payables are generally offset as they settle simultaneously through a market settlement mechanism.

Amounts that do not qualify for offsetting include master netting arrangements that only permit outstanding transactions with the same counterparty to be offset in an event of default or occurrence of other predetermined events. Such master netting arrangements include the International Swaps and Derivatives Association Master Agreement or certain derivative exchange or clearing counterparty agreements for derivative contracts, global master repurchase agreement and global master securities lending agreements for repurchase, reverse repurchase and other similar secured lending and borrowing arrangements.

The amount of financial collateral received or pledged subject to master netting arrangements or similar agreements that do not qualify for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or re-pledged unless there is an event of default or the occurrence of other predetermined events.

The following tables provide the financial instrument amounts that have been offset on the Consolidated Balance Sheets and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent our actual exposure to credit risk.

Financial instruments subject to enforceable master netting arrangements or similar agreements

	As at October 31, 2023							
	Amounts subject to enforceable netting arrangements							
				Related amounts not offset on the Consolidated Balance Sheets (1)				
(Millions of Canadian dollars)	Gross amounts of recognized financial instruments	Gross amounts offset on the Consolidated Balance Sheets	Net amounts presented in the Consolidated Balance Sheets	Impact of master netting agreements	Financial collateral (2)	Net amounts	Amounts not subject to enforceable netting arrangements	Net amounts presented on the Consolidated Balance Sheets
Financial assets								
Assets purchased under reverse repurchase agreements and securities borrowed	$ 436,617	$ 96,676	$ 339,941	$ 201	$ 336,112	$ 3,628	$ 250	$ 340,191
Derivative assets	138,318	1,544	136,774	89,889	22,310	24,575	5,676	142,450
Other financial assets	3,306	443	2,863	19	421	2,423	–	2,863
	$ 578,241	$ 98,663	$ 479,578	$ 90,109	$ 358,843	$ 30,626	$ 5,926	$ 485,504
Financial liabilities								
Obligations related to assets sold under repurchase agreements and securities loaned	$ 427,330	$ 96,676	$ 330,654	$ 201	$ 325,674	$ 4,779	$ 4,584	$ 335,238
Derivative liabilities	132,770	1,544	131,226	89,889	17,340	23,997	11,403	142,629
Other financial liabilities	1,475	443	1,032	19	–	1,013	–	1,032
	$ 561,575	$ 98,663	$ 462,912	$ 90,109	$ 343,014	$ 29,789	$ 15,987	$ 478,899

	As at October 31, 2022							
	Amounts subject to enforceable netting arrangements							
				Related amounts not offset on the Consolidated Balance Sheets (1)				
(Millions of Canadian dollars)	Gross amounts of recognized financial instruments	Gross amounts offset on the Consolidated Balance Sheets	Net amounts presented in the Consolidated Balance Sheets	Impact of master netting agreements	Financial collateral (2)	Net amounts	Amounts not subject to enforceable netting arrangements	Net amounts presented on the Consolidated Balance Sheets
Financial assets								
Assets purchased under reverse repurchase agreements and securities borrowed	$ 411,937	$ 94,203	$ 317,734	$ 293	$ 314,602	$ 2,839	$ 111	$ 317,845
Derivative assets	146,479	2,185	144,294	98,610	21,412	24,272	10,145	154,439
Other financial assets	1,638	304	1,334	11	83	1,240	–	1,334
	$ 560,054	$ 96,692	$ 463,362	$ 98,914	$ 336,097	$ 28,351	$ 10,256	$ 473,618
Financial liabilities								
Obligations related to assets sold under repurchase agreements and securities loaned	$ 360,722	$ 94,203	$ 266,519	$ 293	$ 265,822	$ 404	$ 7,428	$ 273,947
Derivative liabilities	141,137	2,185	138,952	98,610	19,758	20,584	14,539	153,491
Other financial liabilities	825	304	521	11	–	510	–	521
	$ 502,684	$ 96,692	$ 405,992	$ 98,914	$ 285,580	$ 21,498	$ 21,967	$ 427,959

(1) Financial collateral is reflected at fair value. The financial instrument amounts and financial collateral disclosed are limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.

(2) Includes cash collateral of $17 billion (October 31, 2022 – $20 billion) and non-cash collateral of $342 billion (October 31, 2022 – $316 billion) received for financial assets and cash collateral of $15 billion (October 31, 2022 – $19 billion) and non-cash collateral of $328 billion (October 31, 2022 – $267 billion) pledged for financial liabilities.

Note 31 Recovery and settlement of on-balance sheet assets and liabilities

The table below presents an analysis of assets and liabilities recorded on our Consolidated Balance Sheets by amounts to be recovered or settled within one year and after one year, as at the balance sheet date, based on contractual maturities and certain other assumptions outlined in the footnotes below. As warranted, we manage the liquidity risk of various products based on historical behavioural patterns that are often not aligned with contractual maturities. Amounts to be recovered or settled within one year, as presented below, may not be reflective of our long-term view of the liquidity profile of certain balance sheet categories.

	As at					
	October 31, 2023			October 31, 2022		
(Millions of Canadian dollars)	Within one year	After one year	Total	Within one year	After one year	Total
Assets						
Cash and due from banks (1)	$ 59,793	$ 2,196	$ 61,989	$ 71,081	$ 1,316	$ 72,397
Interest-bearing deposits with banks	71,086	–	71,086	108,011	–	108,011
Securities						
Trading (2)	180,929	9,222	190,151	139,810	8,395	148,205
Investment, net of applicable allowance	33,363	186,216	219,579	26,540	143,478	170,018
Assets purchased under reverse repurchase agreements and securities borrowed	336,437	3,754	340,191	316,714	1,131	317,845
Loans						
Retail	120,247	449,704	569,951	113,965	435,786	549,751
Wholesale	76,249	211,577	287,826	70,374	203,593	273,967
Allowance for loan losses			(5,004)			(3,753)
Segregated fund net assets	–	2,760	2,760	–	2,638	2,638
Other						
Customers' liability under acceptances	21,690	5	21,695	17,827	–	17,827
Derivatives (2)	140,261	2,189	142,450	151,928	2,511	154,439
Premises and equipment	65	6,684	6,749	59	7,155	7,214
Goodwill	–	12,594	12,594	–	12,277	12,277
Other intangibles	–	5,907	5,907	–	6,083	6,083
Other assets	62,555	14,513	77,068	66,071	14,229	80,300
	$ 1,102,675	$ 907,321	$ 2,004,992	$ 1,082,380	$ 838,592	$ 1,917,219
Liabilities						
Deposits (3)	$ 991,484	$ 240,203	$ 1,231,687	$ 1,023,324	$ 185,490	$ 1,208,814
Segregated fund net liabilities	–	2,760	2,760	–	2,638	2,638
Other						
Acceptances	21,740	5	21,745	17,872	–	17,872
Obligations related to securities sold short	32,602	1,049	33,651	34,105	1,406	35,511
Obligations related to assets sold under repurchase agreements and securities loaned	334,959	279	335,238	273,001	946	273,947
Derivatives (2)	131,352	11,277	142,629	140,808	12,683	153,491
Insurance claims and policy benefit liabilities	1,898	10,068	11,966	1,904	9,607	11,511
Other liabilities	69,187	26,983	96,170	71,689	23,546	95,235
Subordinated debentures	–	11,386	11,386	110	9,915	10,025
	$ 1,583,222	$ 304,010	$ 1,887,232	$ 1,562,813	$ 246,231	$ 1,809,044

(1) Cash and due from banks are assumed to be recovered within one year, except for cash balances not available for use by the Bank.
(2) Trading securities classified as FVTPL and trading derivatives are presented as within one year as this best represents in most instances the short-term nature of our trading activities. Trading securities designated as FVTPL are generally presented based on contractual maturity. Non-trading derivatives are presented according to the recovery or settlement of the hedging transaction.
(3) Demand deposits of $511 billion (October 31, 2022 – $562 billion) are presented as within one year due to their being repayable on demand or at short notice on a contractual basis. In practice, these deposits relate to a broad range of individuals and customer-types which form a stable base for our operations and liquidity needs.

Note 32 Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis.

Condensed Balance Sheets

(Millions of Canadian dollars)	As at October 31 2023	As at October 31 2022
Assets		
Cash and due from banks	$ 41,770	$ 48,062
Interest-bearing deposits with banks	61,256	84,680
Securities	217,490	174,615
Investments in bank subsidiaries and associated companies (1)	55,082	49,841
Investments in other subsidiaries and associated companies	105,070	88,260
Assets purchased under reverse repurchase agreements and securities borrowed	150,207	132,829
Loans, net of allowance for loan losses	709,635	679,580
Net balances due from bank subsidiaries (1)	–	7,172
Other assets	214,145	227,767
	$ 1,554,655	$ 1,492,806
Liabilities and shareholders' equity		
Deposits	$ 1,006,284	$ 955,978
Net balances due to bank subsidiaries (1)	10,132	–
Net balances due to other subsidiaries	6,866	36,701
Other liabilities	402,326	382,099
	1,425,608	1,374,778
Subordinated debentures	11,386	9,964
Shareholders' equity	117,661	108,064
	$ 1,554,655	$ 1,492,806

(1) Bank refers primarily to regulated deposit-taking institutions and securities firms.

Condensed Statements of Income and Comprehensive Income

(Millions of Canadian dollars)	For the year ended October 31 2023	For the year ended October 31 2022
Interest and dividend income (1)	$ 56,495	$ 27,791
Interest expense	44,174	12,846
Net interest income	12,321	14,945
Non-interest income (2)	5,390	5,425
Total revenue	17,711	20,370
Provision for credit losses	2,002	579
Non-interest expense	11,780	10,175
Income before income taxes	3,929	9,616
Income taxes	1,874	2,276
Net income before equity in undistributed income of subsidiaries	2,055	7,340
Equity in undistributed income of subsidiaries	12,804	8,454
Net income	$ 14,859	$ 15,794
Other comprehensive income (loss), net of taxes	251	5,810
Total comprehensive income	$ 15,110	$ 21,604

(1) Includes dividend income from investments in subsidiaries and associated companies of $25 million (October 31, 2022 – $11 million).
(2) Includes a nominal share of income (loss) from associated companies (October 31, 2022 – nominal).

Condensed Statements of Cash Flows

(Millions of Canadian dollars)	For the year ended October 31 2023	October 31 2022
Cash flows from operating activities		
Net income	$ **14,859**	$ 15,794
Adjustments to determine net cash from operating activities:		
Change in undistributed earnings of subsidiaries	**(12,804)**	(8,454)
Change in deposits, net of securitizations	**50,306**	101,145
Change in loans, net of securitizations	**(30,055)**	(78,288)
Change in trading securities	**(12,832)**	(10,348)
Change in obligations related to assets sold under repurchase agreements and securities loaned	**21,954**	24,133
Change in assets purchased under reverse repurchase agreements and securities borrowed	**(17,378)**	(7,239)
Change in obligations related to securities sold short	**(819)**	3,024
Other operating activities, net	**5,000**	2,385
Net cash from (used in) operating activities	**18,231**	42,152
Cash flows from investing activities		
Change in interest-bearing deposits with banks	**23,424**	(27,784)
Proceeds from sales and maturities of investment securities	**127,965**	59,304
Purchases of investment securities	**(153,099)**	(71,509)
Net acquisitions of premises and equipment and other intangibles	**(2,075)**	(1,180)
Change in cash invested in subsidiaries	**(3,802)**	(2,514)
Change in net funding provided to subsidiaries	**(12,531)**	(36,981)
Net cash from (used in) investing activities	**(20,118)**	(80,664)
Cash flows from financing activities		
Issuance of subordinated debentures	**1,500**	1,000
Repayment of subordinated debentures	**(110)**	–
Issue of common shares, net of issuance costs	**65**	51
Common shares purchased for cancellation	**–**	(5,426)
Issue of preferred shares and other equity instruments, net of issuance costs	**–**	749
Redemption of preferred shares and other equity instruments	**–**	(155)
Dividends paid on shares and distributions paid on other equity instruments	**(5,549)**	(6,960)
Repayment of lease liabilities	**(311)**	(302)
Net cash from (used in) financing activities	**(4,405)**	(11,043)
Net change in cash and due from banks	**(6,292)**	(49,555)
Cash and due from banks at beginning of year	**48,062**	97,617
Cash and due from banks at end of year	$ **41,770**	$ 48,062
Supplemental disclosure of cash flow information		
Amount of interest paid	$ **35,104**	$ 7,801
Amount of interest received	**49,098**	21,332
Amount of dividends received	**2,628**	2,618
Amount of income taxes paid	**2,604**	4,641

Note 33 Principal subsidiaries

(Millions of Canadian dollars)		As at October 31, 2023
Principal subsidiaries (1)	**Principal office address** (2)	**Carrying value of voting shares owned by the Bank** (3)
Royal Bank Holding Inc.	Toronto, Ontario, Canada	$ 85,823
RBC Direct Investing Inc.	Toronto, Ontario, Canada	
RBC Insurance Holdings Inc.	Mississauga, Ontario, Canada	
RBC Life Insurance Company	Mississauga, Ontario, Canada	
Investment Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	
RBC (Barbados) Funding Ltd.	St. James, Barbados	
Capital Funding Alberta Limited	Calgary, Alberta, Canada	
RBC Global Asset Management Inc.	Toronto, Ontario, Canada	
RBC Investor Services Trust	Toronto, Ontario, Canada	
RBC (Barbados) Trading Bank Corporation	St. James, Barbados	
RBC US Group Holdings LLC (2)	Toronto, Ontario, Canada	32,278
RBC USA Holdco Corporation (2)	New York, New York, U.S.	
RBC Capital Markets, LLC (2)	New York, New York, U.S.	
City National Bank (2)	Los Angeles, California, U.S.	
RBC Dominion Securities Limited	Toronto, Ontario, Canada	15,290
RBC Dominion Securities Inc.	Toronto, Ontario, Canada	
Royal Bank Mortgage Corporation	Toronto, Ontario, Canada	6,277
RBC Europe Limited	London, England	2,977
The Royal Trust Company	Montreal, Quebec, Canada	1,367
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	553

(1) The Bank directly or indirectly controls each subsidiary.
(2) Each subsidiary is incorporated or organized under the laws of the state, province or country in which the principal office is situated, except for RBC US Group Holdings LLC and RBC USA Holdco Corporation which are incorporated under the laws of the State of Delaware, U.S., RBC Capital Markets, LLC, which is organized under the laws of the State of Minnesota, U.S., and City National Bank which is a national bank, chartered under the laws of the United States of America.
(3) The carrying value of voting shares is stated as the Bank's equity in such investments.

Certain of our subsidiaries, joint ventures and associates are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries, joint ventures and associates are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. As at October 31, 2023, restricted net assets of these subsidiaries, joint ventures and associates were $50 billion (October 31, 2022 – $44 billion).

Condensed Balance Sheets

(Millions of Canadian dollars) (1)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Assets										
Cash and due from banks	**$ 61,989**	$ 72,397	$ 113,846	$ 118,888	$ 26,310	$ 30,209	$ 28,407	$ 14,929	$ 12,452	$ 17,421
Interest-bearing deposits with banks	**71,086**	108,011	79,638	39,013	38,345	36,471	32,662	27,851	22,690	8,399
Securities, net of applicable allowance (2)	**409,730**	318,223	284,724	275,814	249,004	222,866	218,379	236,093	215,508	199,148
Assets purchased under reverse repurchase agreements and securities borrowed	**340,191**	317,845	307,903	313,015	306,961	294,602	220,977	186,302	174,723	135,580
Loans, net of allowance	**852,773**	819,965	717,575	660,992	618,856	576,818	542,617	521,604	472,223	435,229
Other	**269,223**	280,778	202,637	216,826	189,459	173,768	169,811	193,479	176,612	144,773
Total assets	**$2,004,992**	$1,917,219	$1,706,323	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$ 940,550
Liabilities										
Deposits (3)	**$1,231,687**	$1,208,814	$1,100,831	$1,011,885	$ 886,005	$ 836,197	$ 789,036	$ 757,589	$ 697,227	$ 614,100
Other (3)	**644,159**	590,205	497,137	516,029	449,490	409,451	340,124	341,295	305,675	264,088
Subordinated debentures	**11,386**	10,025	9,593	9,867	9,815	9,131	9,265	9,762	7,362	7,859
Total liabilities	**$1,887,232**	$1,809,044	$1,607,561	$1,537,781	$1,345,310	$1,254,779	$1,138,425	$1,108,646	$1,010,264	$ 886,047
Equity attributable to shareholders	**117,661**	108,064	98,667	86,664	83,523	79,861	73,829	71,017	62,146	52,690
Non-controlling interest	**99**	111	95	103	102	94	599	595	1,798	1,813
Total equity	**117,760**	108,175	98,762	86,767	83,625	79,955	74,428	71,612	63,944	54,503
Total liabilities and equity	**$2,004,992**	$1,917,219	$1,706,323	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$ 940,550

Condensed Income Statements

(Millions of Canadian dollars) (1)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Net interest income (3)	**$ 25,129**	$ 22,717	$ 20,002	$ 20,835	$ 19,749	$ 17,952	$ 16,926	$ 16,531	$ 14,771	$ 14,116
Non-interest income (3), (4)	**31,000**	26,268	29,691	26,346	26,253	24,624	23,743	22,264	20,932	19,992
Total revenue (4)	**56,129**	48,985	49,693	47,181	46,002	42,576	40,669	38,795	35,703	34,108
Provision for credit losses (5)	**2,468**	484	(753)	4,351	1,864	1,307	1,150	1,546	1,097	1,164
Insurance policyholder benefits, claims and acquisition expense	**4,022**	1,783	3,891	3,683	4,085	2,676	3,053	3,424	2,963	3,573
Non-interest expense (4)	**31,173**	26,609	25,924	24,758	24,139	22,833	21,794	20,526	19,020	17,661
Net income	**$ 14,866**	$ 15,807	$ 16,050	$ 11,437	$ 12,871	$ 12,431	$ 11,469	$ 10,458	$ 10,026	$ 9,004

Other Statistics – reported

(Millions of Canadian dollars, except percentages and per share amounts) (1)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
PROFITABILITY MEASURES										
Earnings per shares – basic	**$ 10.51**	$ 11.08	$ 11.08	$ 7.84	$ 8.78	$ 8.39	$ 7.59	$ 6.80	$ 6.75	$ 6.03
– diluted	**$ 10.50**	$ 11.06	$ 11.06	$ 7.82	$ 8.75	$ 8.36	$ 7.56	$ 6.78	$ 6.73	$ 6.00
Return on common equity (6), (7)	**14.2%**	16.4%	18.6%	14.2%	16.8%	17.6%	17.0%	16.3%	18.6%	19.0%
Return on risk-weighted assets	**2.49%**	2.68%	2.90%	2.10%	2.52%	2.55%	2.49%	2.34%	2.45%	2.52%
Efficiency ratio (4)	**55.5%**	54.3%	52.2%	52.5%	52.5%	53.6%	53.6%	52.9%	53.3%	51.8%
KEY RATIOS										
PCL on impaired loans as a % of average net loans and acceptances (8)	**0.21%**	0.10%	0.10%	0.24%	0.27%	0.20%	0.21%	0.28%	0.24%	0.27%
Net interest margin (average earning assets, net) (3), (6)	**1.50%**	1.48%	1.48%	1.55%	1.61%	1.64%	1.69%	1.70%	1.71%	1.86%
SHARE INFORMATION										
Common shares outstanding (000s) – end of period	**1,400,511**	1,382,911	1,424,525	1,422,473	1,430,096	1,438,794	1,452,535	1,484,235	1,443,955	1,443,125
Dividends declared per common share	**$ 5.34**	$ 4.96	$ 4.32	$ 4.29	$ 4.07	$ 3.77	$ 3.48	$ 3.24	$ 3.08	$ 2.84
Dividend yield (9)	**4.3%**	3.7%	3.8%	4.7%	4.1%	3.7%	3.8%	4.3%	4.1%	3.8%
Dividend payout ratio	**51%**	45%	39%	55%	46%	45%	46%	48%	46%	47%
Book value per share (10)	**$ 78.79**	$ 72.85	$ 64.57	$ 56.75	$ 54.41	$ 51.12	$ 46.41	$ 43.32	$ 39.51	$ 33.69
Common share price (RY on TSX) (11)	**$ 110.76**	$ 126.05	$ 128.82	$ 93.16	$ 106.24	$ 95.92	$ 100.87	$ 83.80	$ 74.77	$ 80.01
Market capitalization (TSX) (11)	**155,121**	174,316	183,507	132,518	151,933	138,009	146,554	124,476	107,925	115,393
Market price to book value	**1.41**	1.73	2.00	1.64	1.95	1.88	2.17	1.93	1.89	2.38
CAPITAL MEASURES – CONSOLIDATED (12)										
Common Equity Tier 1 capital ratio	**14.5%**	12.6%	13.7%	12.5%	12.1%	11.5%	10.9%	10.8%	10.6%	9.9%
Tier 1 capital ratio	**15.7%**	13.8%	14.9%	13.5%	13.2%	12.8%	12.3%	12.3%	12.2%	11.4%
Total capital ratio	**17.6%**	15.4%	16.7%	15.5%	15.2%	14.6%	14.2%	14.4%	14.0%	13.4%
Leverage ratio	**4.3%**	4.4%	4.9%	4.8%	4.3%	4.4%	4.4%	4.4%	4.3%	n.a.
TLAC ratio	**31.0%**	26.4%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
TLAC leverage ratio	**8.5%**	8.5%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

(1) Effective November 1, 2019, we adopted IFRS 16 *Leases*. Results from periods prior to November 1, 2019 are reported in accordance with IAS 17 *Leases* in this 2023 Annual Report. Effective November 1, 2018, we adopted IFRS 15 *Revenue from Contracts with Customers*. Results from periods prior to November 1, 2018 are reported in accordance with IAS 18 *Revenue* in this 2023 Annual Report. Effective November 1, 2017, we adopted IFRS 9 *Financial Instruments* (IFRS 9). Results from periods prior to November 1, 2017 are reported in accordance with IAS 39 *Financial Instruments: Recognition and Measurement* (IAS 39) in this 2023 Annual Report.

(2) Securities are comprised of trading and investment securities. Under IFRS 9, investment securities represent debt and equity securities at FVOCI and debt securities at amortized cost, net of the applicable allowance. Under IAS 39, investment securities represented available-for-sale securities and held-to-maturity securities.

(3) Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively are presented in net interest income and other liabilities respectively. As at November 1, 2016, comparative amounts have been reclassified to conform with this presentation.

(4) Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. As at November 1, 2014, comparative amounts have been reclassified to conform with this presentation.

(5) Under IFRS 9, PCL relates primarily to loans, acceptances, and commitments, and also applies to all financial assets except for those classified or designated as FVTPL and equity securities designated as FVOCI. Prior to the adoption of IFRS 9, PCL related only to loans, acceptances, and commitments. PCL on loans, acceptances, and commitments is comprised of PCL on impaired loans (Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39) and PCL on performing loans (Stage 1 and Stage 2 PCL under IFRS 9 and PCL on loans not yet identified as impaired under IAS 39).

(6) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.

(7) This measure may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.

(8) PCL on impaired loans represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39. Stage 3 PCL under IFRS 9 is comprised of lifetime credit losses of credit-impaired loans, acceptances and commitments.

(9) Defined as dividends per common share divided by the average of the high and low share price in the relevant period.

(10) Calculated as common equity divided by the number of common shares outstanding at the end of the period.

(11) Based on TSX closing market price at period-end.

(12) Capital ratios are calculated using OSFI's CAR guideline, the Leverage ratio is calculated using OSFI's LR guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI's TLAC guideline. The results for the year ended October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023 as part of OSFI's implementation of the Basel III reforms. For further details, refer to the Capital management section.

n.a. not applicable

Shareholder Information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario M5J 2J5
Canada
Tel: 1-888-212-5533

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario M5J 2J5
Canada
website: rbc.com

Transfer Agent and Registrar
Main Agent:
Computershare Trust Company of Canada
100 University Avenue North Tower, 8th Floor
Toronto, Ontario M5J 2Y1 Canada
Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)
Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International)
website: computershare.com/rbc
email: service@computershare.com

Co-Transfer Agent (U.S.):
Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton, Massachusetts 02021
U.S.A.

Co-Transfer Agent (U.K.):
Computershare Investor Services PLC
Securities Services – Registrars
P.O. Box 82, The Pavilions,
Bridgwater Road,
Bristol BS99 6ZZ
U.K.

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada – Toronto Stock Exchange (TSX)
U.S. – New York Stock Exchange (NYSE)

Preferred shares AZ, BB, BD, BF, BH, BI and BO are listed on the TSX.

Valuation day price
For Canadian income tax purposes, Royal Bank of Canada's common stock was quoted at $29.52 per share on the Valuation Day (December 22, 1971). This is equivalent to $7.38 per share after adjusting for the two-for-one stock split of March 1981 and the two-for- one stock split of February 1990. The one-for-one stock dividends in October 2000 and April 2006 did not affect the Valuation Day amount for our common shares.

Shareholder contacts
For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers, direct registration or dividend reinvestment, please contact: Computershare Trust Company of Canada
100 University Avenue North Tower, 8th Floor Toronto, Ontario M5J 2Y1
Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)
Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International)
email: service@computershare.com

Financial analysts, portfolio managers, institutional investors
For financial information inquiries, please contact: Investor Relations
Royal Bank of Canada
200 Bay Street
South Tower
Toronto, Ontario M5J 2J5
Canada
email: invesrel@rbc.com
or visit our website at
rbc.com/investorrelations

Direct deposit service
Shareholders in Canada and the U.S. may have their common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

International shareholders (other than holders in the U.S. or Canada) may be able to receive their dividend and/or distribution payments in the currency of their choice. Computershare offers an International Currency Exchange service that enables RBC's international shareholders to receive their dividend and/or distribution payments in the currency of their choice. Please refer to investorcentre.com/rbc.

Eligible dividend designation
For purposes of the *Income Tax Act* (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by RBC to Canadian residents on both its common and preferred shares, are designated as "eligible dividends", unless stated otherwise.

Common share repurchases
As at October 31, 2023, we did not have an active normal course issuer bid (NCIB). For further details, refer to the Capital management section.

2024 Quarterly earnings release dates

First quarter	February 28
Second quarter	May 30
Third quarter	August 28
Fourth quarter	December 4

2024 Annual Meeting
The Annual Meeting of Common Shareholders will be held on Thursday, April 11, 2024.

Dividend dates for 2024
Subject to approval by the Board of Directors

	Record dates	Payment dates
Common and preferred shares series AZ, BB, BD, BF, BH, BI and BO	January 25 April 25 July 25 October 24	February 23 May 24 August 23 November 22
Preferred shares series BT	February 16 August 16	February 23 August 23

Governance
Summaries of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards are available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

rbc.com/ar2023

81104 (12/2023)


RBC